Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2011

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification	Itaú Unibanco Holding S.A. (the “Bank” or “Issuer”) a corporation enrolled in the Legal Entity Taxpayer Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348.
Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902
Investor Relations Office

The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 5019-1549, fax is (5511) 2794-3933 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.
Underwriter	Itaú Corretora de Valores S.A.
Shareholder Service

The Issuer’s shareholder service is provided at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the Issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico
Website	http://www.itau-unibanco.com/ir. The information included in the Company’s website is not an integral part of this Reference Form
Date of last review	05/31/2012

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ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

Names of people responsible for the content of the form	Positions of the people responsible
Roberto Egydio Setubal	Chief Executive Officer
Alfredo Egydio Setubal	Investor Relations Officer

The officers mentioned above state that:

a. They have revised the reference form;

b. All information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly Articles 14 to 19;

c. The information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent to its activities and of the securities issued by it.

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ITEM 2 - AUDITORS

Items - 2.1 and 2.2 - Auditors

	2011		2010	2009
Has an auditor been engaged?	YES		YES	YES
Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879
Type of auditor
Corporate name	PricewaterhouseCoopers Auditores Independentes		PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes
Corporate Taxpayer’s Registry (CNPJ) number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20
Date services were contracted	1/1/2011		1/1/2010	1/1/2009
Date contracted services ended			12/31/2010	12/31/2009
		R$/thousand
Description of the services contracted	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters;	31,466	1. Agreement for the audit of the financial statements and limited review for the purpose of equity in the results of investees and consolidation by the controlling company, according to CVM Instruction No. 247;	1. Agreement for the audit of the financial statements and limited review for the purpose of equity in the results of investees and consolidation by the controlling company, according to CVM Instruction No. 247;
	2. Service agreements for the preparation of reports for government authorities, suppliers, clients and provision of Due Diligence services;	5,640	2. Service agreement for assurance services of the Ombudsman’s Report;	2. Professional service agreement for compliance with CVM Instruction No. 89/88 and ANBID’s Self-Regulation Code;
	3. Service agreements for advising on and monitoring of Brazilian and foreign tax legislation;	855	3. Service agreement for assurance services of the Sustainability Report;	3. Service agreement for assurance services of the Ombudsman’s Report;
	4. Service agreements related to the limited assurance of the data of the Inventory of Greenhouse Gas Emissions;	200	4. Professional service agreement for compliance with CVM Instruction No. 89/88 and ANBID’s Self-Regulation Code;	4. Proposal for the provision of assurance services of the Sustainability Report;
	5. Other related services for the acquisition of technical materials, training programs and consulting services for obtaining the GIPS (Global Investment Performance Standards) certification;	172	5. Amendment to the audit service agreement of April 29, 2009 – Audit of the financial statements, prepared in accordance with accounting practices adopted in the United States – USGAAP;	5. Service agreement for the audit of the consolidated financial statements prepared in accordance with international accounting standards;
	6. Service agreement for the review of the aspects related to the Business Continuity Program.	128	6. Amendment to the audit service agreement of April 30, 2010, including audit and limited review of the financial statements prepared in accordance with USGAAP;	6. Audit service agreement for the issue of appraisal reports and examination of balance sheet;
			7. Audit service agreement for the issue of comfort letters related to fund raising;	7. Consulting and advisory service agreement for the purpose of solving specific accounting issues involving tax, accounting and corporate law - Itaú Unibanco Holding S.A - Brazil;
			8. Audit service agreement for the issue of appraisal reports and examination of balance sheets;	8. Service agreement related to tax advisory intended to review the "Schedule O" Form, which is attached to the Tax Return; - Itaú Unibanco Holding S.A - Brazil;
			9. Professional service agreement in compliance with SAS 70 Type I and II (Statement on Auditing Standards);	9. License for using the electronic library related to international accounting standards (comperio) - Itaú Unibanco Holding S.A. - Brazil;
			10. Service agreement for the audit of accounting information included in the Reference Form in accordance with CVM Instruction No. 480/09;	10. Participation in the compensation survey named "Encuestas de remuneraciones y beneficios adicionales", with the receipt of data related to base dates from 09.30.08 to 03.31.09 and 09.30.09 to 03.31.10, respectively - Oca S.A – Uruguay.
			11. Amendment to the service agreement of September 14, 2009 for the audit of the consolidated accounting information prepared in accordance with the International Financial Reporting Standards (IFRS);
			12. Service agreement and amendment for the assurance of the adherence of processes/procedures carried out by Itaú Unibanco to the criteria declared in the business partnerships entered into with FIC, FAI and Luizacred;
			13. Professional Due Diligence service agreement related to projects for possible acquisitions by Itaú Unibanco and its affiliates.
			14. Service agreement related to the assurance of controls of transactions with low-liquidity securities and training programs for employees in compliance with CVM Instructions No. 301/99 and 387/03.
			15. Service agreements related to the limited assurance of the data of the Inventory of Greenhouse Gas Emissions;
			16. License for the use of the electronic library related to the international accounting standards (Comperio);
			17. Participation in the Seminar: “Insurance Market: new accounting and actuarial dynamics of the market in 2010”;
			18. Tax advisory service agreement related to U.S. legislation and review of the “Schedule O” Form;
			19. Service agreement for the review of the aspects related to the “Business Continuity Program”;
			20. Service agreement related to the assessment of differences between operating as a subsidiary and as a bank in Miami;
			21. Participation in the 10th annual presentation under IFRS – Advanced Level;
			22. Service agreement related to the supply of information on concepts of tax haven and “favored taxation” adopted in certain countries;
			23. Service agreement related to the evaluation of the security of the external Internet environment – “Penetration Test”;
			24. Participation in compensation survey in Uruguay called "Encuestas de Remuneraciones Y Benefícios Adicionales", 2010/2011 edition.

	2011	2010	2009
Total compensation of the independent auditors segregated by service	The payment of independent auditors related to the last fiscal year, ended December 31, 2011 corresponding to the amount of 38,461 (R$ thousand), which comprise amounts related to audit services 37,106 (R$ thousand) and other services 1,355 (R$ thousand).
Justification for the replacement	Not applicable.	Not applicable.	Not applicable.
Any reasons presented by the auditor contrasting with the issuer’s justification for their replacement	Not applicable.	Not applicable.	Not applicable.

Person in charge
Name of the person in charge	Paulo Sergio Miron	Paulo Sergio Miron	Paulo Sergio Miron
CPF number of the person in charge	076.444.278-30	076.444.278-30	076.444.278-30

Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º floors	09-10º, 13-17º floors	09-10º, 13-17º floors
District	Água Branca	Água Branca	Água Branca
ZIP CODE	05001-100	05001-100	05001-100
DDD	55 11	55 11	55 11
Phone number	3674-3901	3674-3901	3674-3901
DDD fax	3674-2030	3674-2030	3674-2030
E-mail	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com

2.3. Supply any other information that the Issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible to vouch for the performance, independence and quality of the work of the external audit companies, being responsible for:

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a) Establish and disclose, annually, the procedures for engaging services to be rendered by the companies which audit the Conglomerate’s account financial statements. Revise, update and decide: (i) The services which cannot be rendered by these companies, affecting as they would the companies’ independence and/or objectivity, (ii) Services, the engagement of which has already been pre-approved by the Committee, and (iii) Services which are subject to prior submission for the Committee’s approval;

b) Assess on an annual basis with the Conglomerate’s independent audit companies: (i) The procedures for internal controls over the quality of these companies, (ii) Their independence, (iii) Questions raised by government and regulatory authorities; (iv) The relationship between these independent audit companies and the Conglomerate; and (v) The most recent revision of the company’s quality control procedures (peer review);

c) Together with the Independent Auditor, revise the scope, planning and personnel to be allocated for the execution of its work;

d) Approve the engagement of employees or service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate in the previous 12 months.

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ITEM 3 - SELECTED FINANCIAL INFORMATION

3.1 - Financial information

	☐ Company	☒ Consolidated

(in Reais)
	December 31,
	2011	2010	2009

Shareholders’ equity	71,347,333,730	60,878,545,230	50,683,423,405
Total assets	851,331,535,383	751,443,109,765	608,273,230,045
Net revenue/income from financial operations	47,259,007,139	44,647,597,497	46,051,678,036
Gross income	32,835,252,912	34,736,242,010	31,950,276,636
Net income	14,620,621,197	13,322,962,779	10,066,608,936
Number of shares, former treasury shares (quantity)	4,513,640,029	4,544,368,002	4,527,345,710
Book value per share (Reais unit)	15.81	13.40	11.19
Net income per share (Reais unit)	3.23	2.94	2.23

3.2. If the issuer disclosed in the previous year, or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the issuer should:

a)	Give the values of these non-accounting measures

None.

b)	Reconcile the amounts disclosed and the amounts presented in the audited financial statements

None.

c)	Explain why it believes that this measure is the most appropriate to give a correct understanding of its financial position and the results of its operations

None.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change these financial statements

The Central Bank’s approval for the Banco Carrefour transaction

On April 23, 2012, BACEN approved the transaction provided for in the share purchase and sale agreement entered into on April 14, 2011 between Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. (“Carrefour Brazil”), for the acquisition of 49% of Banco CSF S.A. ("Banco Carrefour") for R$725 million, corresponding to a Price/Earnings ratio for 2010 of 11.6.

Banco BPI

On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. (“IPI”), entered into an agreement for the transfer of its 18.87% interest in the capital stock of Banco BPI, S.A. (“BPI”) to Caixabank, S.A. (“La Caixa”), a company of the La Caixa Group.

This transaction was approved by the Central Bank of Portugal on April 30, 2012 and its completion occurred on May 3, 2012, when La Caixa paid to Itaú Unibanco Holding a consideration of approximately €93 million for the acquisition. The transaction will produce a positive effect on the consolidated shareholders’ equity amounting to approximately R$100 million, and a negative non-recurring effect of approximately R$200 million on the accounting net income. These effects will be recorded in the second quarter of 2012.

In compliance with CMN Resolution No. 3,786, the Issuer published on February 28, 2012, its financial statements in accordance with the International Financial Reporting Standards (“IFRS”) – set out by the International Accounting Standards Board (“IASB”), under the terms of the Announcement to the Market published on February 28, 2012.

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Redecard’s Public Tender Offer

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the minority shareholders of Redecard S.A. (“Redecard”) by means of a public tender offering (the “Tender Offering”) in order to cancel Redecard’s registry as a publicly-held company with the CVM. The Tender Offering is aimed at the acquisition of the common shares issued by Redecard corresponding to approximately 50% of its total capital.   The maximum purchase price is thirty-five Brazilian reais (R$35.00) per share, payable in reais, totaling around R$11.8 billion.  On April 12, 2012, the appraisal report prepared by N.M. Rothschild & Sons (Brazil) Ltda., the institution selected by the minority shareholders of Redecard to prepare the Company’s fair price appraisal report (“Report”) was disclosed, stating that the fair price for the shares is from R$ 34.18 to R$ 37.59. On May 18, 2012, the shareholders who hold Redecard shares in free float resolved to request a new appraisal of Redecard shares under the tender offering, which will be carried out by Banco de Investimentos Credit Suisse (Brazil) S.A. and is expected to be completed by June 18, 2012.

The completion of the Tender Offering is subject to the (i) acceptance of or (ii) express agreement with the delisting of more than 2/3 of the shares in free float, that is, the Company’s shares that are in free float held by shareholders that expressly agree with the Company’s delisting or qualify for the Tender Offering auction (“Auction”). Should this minimum acceptance not be achieved in the Auction, the Tender Offering will not be completed and, in this case, Redecard will continue to be registered with CVM as a publicly-held company and subject to the differentiated corporate governance practices required by the Novo Mercado (New Market) Regulation of the São Paulo Stock Exchange BM&FBOVESPA S.A. (“BM&FBOVESPA”). Itaú Unibanco Holding clarified that, in this case, it may propose the review of the main contracts it has with the Company so as to properly reflect the changes that occurred in the acquisition area, such as the non-exclusiveness of registration with brands, thus making them compatible with the current market practices. It may also consider other strategic alternatives, including the partial or total disposal of its stake in Redecard. The Tender Offering is subject to the approval of regulatory authorities.

3.4. Describe the policy on the allocation of income for the past three years, indicating:

The Board of Directors presents to the Annual Shareholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% (twenty per cent) of capital stock, (ii) the distribution of dividends to shareholders (see Items “b” and “c” below), and (iii) the setting up of the following statutory reserves:

•	Dividend equalization reserve (created by the shareholders), limited to 40% of the value of our capital stock, for the purpose of paying dividends, including interest on shareholders equity, with the objective of maintaining the flow of payment to shareholders. This reserve will be allocated: (a) up to 50% of the fiscal year’s net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law, as amended; (b) up to 100% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings; (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings; and (d) credits corresponding to the anticipation of dividends.

•	Reinforcement for working capital stock reserve (created by the shareholders), limited to 30% of the value of our capital, for the purpose of guaranteeing resources for our operations, to be allocated up to 20% of the fiscal year’s net income, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

•	A reserve for capital increases in companies held by Itaú Unibanco Holding (created by shareholders), limited to 30% of the value of our capital, for the purpose of guaranteeing the right of first refusal on capital increases in participating companies, and to be allocated up to 50% of the fiscal year’s net earnings, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

Upon a proposal of our Board of Directors, amounts will be regularly capitalized from these reserves so that its aggregate balance never exceeds the limit of 95% of our capital stock. The balance of these reserves together with the legal reserve may not exceed the value of our capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules on the retention of earnings over the past three years. Pursuant to Brazilian Corporate Law, the shareholders may decide at a shareholders’ meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in the year in which the management bodies announce to the Annual Shareholders’ Meeting that it is incompatible with the Issuer’s financial condition.

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Over the past three years, no earnings have been retained, and the dividend amount paid has been equal to or higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

There have been no changes to the rules on the retention of earnings over the past three years.

Shareholders are entitled to receive as a mandatory dividend, each year, a minimum amount of twenty five per cent of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, as amended, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including interest on capital paid or credited to the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares have priority in the receipt of the non-cumulative annual minimum dividend per share.

Additionally, our management may resolve on the distribution of additional profits whenever it deems this to be convenient for the Issuer and/or its shareholders. Such distributions do not mean that there will be a distribution of profits additional to the mandatory minimum dividend in the future.

For further information on the percentages of profits distributed over the past three years, see Item 3.5 below.

c) Frequency of the distribution of dividends

Regarding the past three years, the Issuer made monthly dividend payments, based on the shareholding position on the last day of the previous month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the shareholding position and payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory dividends (see Item “a” above), calculates the monthly amount already declared and, finally, determines the balance payable the of mandatory minimum dividend. This amount is declared as a dividend “additional” to that paid monthly.

The portion of the mandatory dividend that was paid in advance das interim dividends debited from the account "Reserve for Dividend Equalization” will be credited to the same reserve.

This practice has been adopted by the Issuer since 1980 and, formalized as part of the Shareholders’ Remuneration Policy (dividends and interest on capital) was approved on February 9, 2011 at a meeting of the Disclosure and Trading Committee, and subsequently made available on the Issuer’s website (www.itau-unibanco.com/ir - under Corporate Governance, Rules and Policies, Shareholder Remuneration Policy).

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions

None.

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3.5. In a table, please indicate for each of the past three years:

R$ million
	2011	2010	2009
Adjusted net income for dividend purposes (*)	11,296	9,758	7,322
Dividends distributed	4,394	3,908	3,472
Percentage of dividends in relation to adjusted net income	38.9%	40.0%	47.4%
Dividends distributed per class and type of shares:
Common shares
Interest on capital	1,897	1,640	1,447
Mandatory minimum dividend	331	329	309
Priority dividend	-	-	-
Fixed dividend	-	-	-
Preferred shares
Interest on capital	1,844	1,615	1,414
Mandatory minimum dividend	322	324	302
Priority dividend	-	-	-
Fixed dividend	-	-	-

Payment date of the mandatory minimum dividend	1st working day of the month	1st working day of the month	1st working day of the month
Rate of return in relation to the shareholders’ equity	15.2%	14.5%	12.1%
Retained net income	-	-	-
Date of the retention approval	-	-	-

(*) Considers net income for the year adjusted by the amount involved in the setting up of a Legal Reserve and the constitution/realization of unrealized revenue reserve.

3.6. State whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years

The dividends declared in 2011 amounted to R$4,394 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2010 amounted to R$3,908 million, of which R$358 million was declared using the Unrealized Revenue Reserve recognized in 2008.

The dividends declared in 2009 amounted to R$3,472 million, of which R$1,642 million was declared using the Unrealized Revenue Reserve recognized in 2008.

3.7. In a table, please describe the Issuer’s indebtedness ratio, indicating:

	2011	2010	2009
Total amount of the debt, of any nature	777,009,087	686,285,797	553,584,284
Indebtedness ratio (current liabilities plus non-current liabilities divided by shareholders’ equity) (%)	10.89	11.27	10.92
If the Issuer wishes, another indebtedness ratio	-	-	-

Note: Amounts in thousands of Reais, unless otherwise indicated. Consolidated balance sheet.

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3.8. Liabilities in accordance with their nature and due dates

	(In thousands of Reais)
	December 31, 2011
Debt	Less than one year	More than one year and less than three years	More than three years and less than five years	More than five years	Total
Secured debts	1,459,566	1,680,320	298,212	90,427	3,528,525
Debts with floating guarantees	-	-	-	-	-
Unsecured debts	420,158,745	190,246,492	79,860,515	83,214,810	773,480,562
Total	421,618,311	191,926,812	80,158,727	83,305,237	777,009,087

3.9. Supply and other information that the issuer may deem relevant

All relevant information was presented in previous items.

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ITEM 4 – RISK FACTORS

4.1. Describe the risk factors that may influence an investment decision, particularly those related to:

Note: the risks described in this Item 4.1 are not the only ones related to an investment in our securities. The risks described below are those that we consider material as at this date. There may be additional risks that we currently consider immaterial or that we are not aware of, and any of these risks may have effects similar to those described below.

Accordingly, our investors and potential investors should carefully and thoroughly read this Reference Form. Our business, the results of our operations and our financial condition and prospects could be negatively affected if any of these risks become fact, and, in such an event, the trading prices of our securities may fall, and our investors may lose all or part of their investment.

a) The Issuer

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

Beginning in late 2007, major financial institutions, including some of the largest global commercial and investment banks, and insurance companies experienced significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity and caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans past due more than 90 days from 3.9% of total loans as of December 31, 2008 to 5.6% as of December 31, 2009. As of December 31, 2011, our non-performing loans past due more than 90 days represented 4.9% of our total loan portfolio.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, materially and adversely affect the market price of Brazilian securities and have a material adverse effect on our business, financial condition and results of operations. In addition, institutional failures and disruption of the financial market in Brazil and the other countries in which we operate could restrict our access to the public equity and debt markets.

Continued or worsening disruption or volatility in the global financial markets could lead to further increase in negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, continuing investments in infrastructure, and operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services; events arising from local or larger-scale political or social matters and cyber attacks.

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Temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

Integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past and may make further acquisitions in the future as part of our growth strategy in the Brazilian financial services industry. We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

Any acquisition and merger of institutions and assets and the integration of such institutions and assets involves certain risks including the risk that:

•	integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time;

•	we may incur unexpected liabilities or contingencies relating to the acquired businesses;

•	antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require disposition of certain assets or businesses or withhold their approval of such transaction; and

•	the expected operation and financial synergies and other benefits from such mergers or acquisitions may not be fully achieved.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

The value of our securities and derivatives positions are subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2011, investment securities represented R$178,334 million, or 20.9% of our assets, and derivative financial instruments, which are used to hedge against risks in each of our business units, represented R$9,546 million, or 1.1% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which we record when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period and are impacted by domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amount of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Such losses could materially and adversely affect our results of operations and financial condition. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any portion thereof.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As of December 31, 2011, approximately 9.8% of our total assets, and 44.6% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or our results of operations and financial condition may be materially and adversely affected.

Our insurance and pension plan business sets prices and establishes reserves for many of our insurance and pension products based upon actuarial or statistical estimates. The pricing of our insurance and pension products and the insurance and pension plans reserves carried to pay future policyholder benefits and claims are each based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and timing of receipt or payment of premiums, contributions, benefits, claims, expenses, interest credits, investment results, interest rates, retirement, mortality, morbidity and persistency. Although we frequently review the pricing of our insurance and pensions products and the adequacy of our insurance and pension plans reserves, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums and contributions will be sufficient for payment of benefits and claims. Significant deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plans products.

In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which the determination is made, which may have a material adverse effect on our business, financial condition and results of operations.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (VaR), stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

In addition, our businesses depend on the ability to process a large number of transactions securely, efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or breaches or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures for mitigating operational risk proves to be inadequate or is circumvented.

b) Its parent company, direct or indirect, or control group

Our controlling shareholder has the ability to direct our business.

As of March 31, 2012, IUPAR, our controlling shareholder, directly owned 51.00% of our common stock and 25.54% of our total capital stock. See “Item 8.2”. As a result, IUPAR has the power to control us, including the power to elect and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our preferred shares and ADSs.

Investors in our securities do not have the same protections as if the majority of the members of our board of directors were independent.

IUPAR is our controlling shareholder and, as a result, has the power to control us, including the power to elect and remove our directors and officers. Our current board of directors is comprised of 13 members; only three of those directors are independent in accordance with our corporate governance policy. As a foreign private issuer, we are subject to corporate governance standards, such as the New York Stock Exchange listed company rules, that differ from those applicable to U.S. domestic issuers, including with respect to director independence requirements. A significant number of our directors participate in decision-making on matters in which they have greater interests than would an independent director. As a result, the interests of these directors may not be, at all times, the same as those of our shareholders. In addition, several of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other shareholders. Where these and other conflicting interests exist, our shareholders will be dependent on our directors exercising, in a manner fair to all of our shareholders, their fiduciary duties as a member of our board of directors.

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c) the shareholders

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the securities at the price and time you desire.

Investing in securities that trade in emerging markets often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54.4% of the aggregate market capitalization of BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA, as of December 31, 2011. Therefore, the ability of the holders to sell the securities at the price and at time they desire may be limited.

The preferred shares and ADSs generally do not have voting rights.

According to our bylaws , holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. In the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.

Despite there are no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares, there are practical limits to the ability of ADS holders to exercise their voting rights due to extra procedural steps involved in communicating with such holders. For example, our preferred shareholders will either receive notice of the meetings directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will only receive notice of the meetings directly from us, if they are properly registered in our mailing list. If they are not registered in our mailing list, they will receive the notice only through the depositary bank.

According to the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in its turn, and to the extent practicable, mail such notice to holders and instructions on how the ADS holder can participate in the shareholders meeting. To exercise their voting rights, ADS holders must instruct the depositary bank on how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. However, as we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights.

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If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As a holder of ADSs, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares. If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. Moreover, should you surrender your ADSs and withdraw preferred shares, applicable regulations require you to enter into corresponding exchange transactions and pay taxes on these exchange transactions. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Holders of our preferred shares and ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must pay our shareholders dividends or interest on shareholders’ equity in the amount of at least 25% of our annual net income, calculated and adjusted pursuant to the Brazilian Corporate Law, which may be significantly different from our net income calculated under other accounting principles. Our preferred shares grant to holders the receipt of a minimum annual dividend, non-cumulative and adjusted in cases of split or reverse split, of R$0.022 per share. For further information (see Item 18.1). Under the Brazilian Corporate Law, our net income may be used to absorb losses or retained, and as a result, we may not have net income available for the payment of dividends or interest on shareholders’ equity. The payment of dividends or interest on shareholders’ equity to our shareholders is, however, not mandatory in any financial year that our Board of Directors determines that the distribution of dividends would not be compatible with our financial condition at that time.

We may need to increase our capital in the future, and this may dilute our ownership interest.

We may need to obtain additional funds in the future to implement our growth strategy. Accordingly, we may need to increase our capital by means of one or more subsequent offers of shares or securities convertible into shares. The offer of a significant number of our shares, which may not comprise the preemptive rights to our shareholders, pursuant to article 172 of the Brazilian Corporate Law and our bylaws, may adversely affect the market price of our shares and dilute the interest of our shareholders in the company's capital.

As a holder of ADSs, you have shareholder rights that differ from those of shareholders of companies organized under the laws of the United States or other jurisdictions.

Our corporate affairs are governed by the Brazilian Corporate Law and our bylaws, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of the preferred shares may have different rights with respect to protection of their interests, including measures related to actions taken by our board of directors or the holders of our common shares, which may differ from the laws of other jurisdictions outside Brazil.

d) Its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in this item 4.1.

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e) Its suppliers

We are not exposed to risks related to our suppliers that could materially influence the decision to invest in our securities.

f) Its clients

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2011, our loan and financing portfolio was R$345,483 million, compared to R$295,053 million as of December 31, 2010. Our allowance for loan losses was R$25,772 million, representing 7.5% of our total loan portfolio, as of December 31, 2011, compared to R$22,018 million, representing 7.5% of our total loan portfolio as of December 31, 2010. The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our merger and acquisition activity and is dependent on domestic and, to a lesser extent, international economic conditions. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and our results of operations. Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of clients, particularly individuals and small and middle-market companies that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default. A future increase in our loan portfolio, as well as a shift to higher margins and higher risk products, could result in increased default rates, which could have a material adverse effect on our financial condition and results of operations.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

g) Economic sectors in which the issuer operates

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market price of our preferred shares and ADSs.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, changes in tax policies, price controls, capital control limits and restrictions on selected imports and, prior to the current floating exchange regime, currency devaluations. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;

•	reserve requirements;

•	capital requirements;

•	liquidity of capital, financial and credit markets;

•	general economic growth, inflation and currency fluctuations;

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•	tax and regulatory policies;

•	restrictions on remittances abroad and other exchange controls;

•	increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations with us; and

•	other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations.

In addition, changes in administrations may result in changes in government policy that may affect us. Uncertainty over whether the Brazilian government in the future will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. While the Brazilian government has been able to keep inflation close to target levels since the introduction of inflation targets in 1999, we cannot assure you that it will continue to be able to do so. Inflation, especially sudden increases in inflation, usually causes the loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. From 2004 to 2011, the average annual inflation was 5.4%. Expected inflation for 2012, as surveyed by the Central Bank, is 5.28%.

Measures to combat historically high rates of inflation have included tight monetary policies with high interest rates, resulting in restrictions on credit and short-term liquidity. Between 2005 and 2011, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or the SELIC, varied between 19.75% per year and 8.75% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause interest rates to fluctuate. In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenues on interest-earning assets and lowering our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the real and the U.S. dollar and other currencies has fluctuated significantly. For example, the real depreciated 15.7%, 34.3% and 24.2% against the U.S. dollar in 2001, 2002 and 2008, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7%, 34.2% and 4.5% against the U.S. dollar in 2003, 2004, 2005, 2006, 2007, 2009 and 2010, respectively. In 2011, the real depreciated 11.2% against the U.S. dollar from an exchange rate of R$1.67 per US$1.00 as of December 31, 2010 to an exchange rate of R$1.88 per US$1.00 as of December 31, 2011. The average exchange rate in 2011 was R$1.67 per US$1.00 compared with an average exchange rate of R$1.76 per US$1.00 in 2010.

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Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. As of December 31, 2011, 15.6% of our total liabilities and 15.0% of our total assets were denominated in, or indexed to, a foreign currency. Although as of December 31, 2011, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of such investments, there can be no assurance that such hedging strategies will remain in place or will offset such effects. Therefore, a depreciation of the real could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies, (ii) impairments to our ability to pay dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay such obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negatively affect the market price of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, financial condition and results of operations.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations by CMN that facilitate the customer’s ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and to expand our operations, reducing our profit margins on banking and other services and products we offer, and to the extent it limits investment opportunities.

h) Regulation of the sectors in which the Issuer operates

Changes in applicable law and regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over applicable law and government regulations, which govern all aspects of our operations, including regulations that impose:

•	minimum capital requirements;

•	reserve and compulsory deposit requirements;

•	restrictions on credit card activities;

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•	minimum levels for federal housing and rural sector lending;

•	funding restrictions;

•	lending limits, earmarked lending and other credit restrictions;

•	limits on investments in fixed assets;

•	corporate governance requirements;

•	limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;

•	accounting and statistical requirements; and

•	other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on such international developments.

In response to the global financial crisis which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework. In 2012, the Central Bank issued preliminary guidance and an estimated timeline for implementation of the Basel III framework in Brazil. In addition, the Central Bank issued new rules for implementation of the Basel III framework in Brazil, as detailed in notice of Public Hearing 40/2012 of February 17, 2012. In the event that Public Hearing 40/2012 is fully implemented as currently proposed by the Central Bank and based on our current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the outcome of Public Hearing 40/2012, we may need to reassess our ongoing funding strategy for regulatory capital.

The amendment of existing laws and regulations or the adoption of the new laws and regulations could have a material adverse effect on our business, financial condition and results of operations, including our ability to provide loans, make investments, or render certain financial services. See “Brazilian Financial System and Banking Regulation”.

Moreover, there are several proposed bills under consideration in the Brazilian congress that, if signed into law as currently drafted, could adversely affect us. For example, a proposed law to benefit insolvent individual borrowers would allow courts to change the terms and conditions of credit agreements in certain situations. In addition, another proposed bill to amend the rules of civil procedures could have the effect of making recovery more difficult and appealing unfavorable judicial decisions in higher courts more burdensome.

We also have operations in countries outside of Brazil, including Argentina, Chile, Paraguay, Uruguay, Portugal and the United States. Changes in the laws or regulations applicable to our business in the countries in which we operate or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and the related rulemaking, may have a material adverse effect on our business, financial condition and results of operations.

Tax reforms may have a material adverse impact on our results of operations.

To maintain its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes, changes in the bases of calculation or rates of assessments, including rates applicable solely to the banking industry, and occasional enactment of temporary taxes. For example, in July 2011, the Brazilian government introduced a tax on securities transactions or IOF/Securities-Derivatives at the rate of 1.0% on the notional adjusted value of financial derivatives. Also, the government changed twice the tax charged on consumer financial transactions in 2011: an increase of 1.5% per year in April and a reduction of 0.5% per year in December. The effects of these changes and any other changes that could result from the enactment of additional taxation cannot be quantified. These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

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Future changes in tax policy that may affect financial operations include the creation of new taxes. Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”). However, much uncertainty exists as to whether the CPMF, or similar taxes, will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Major tax reforms in Brazil have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Increases in reserve and compulsory deposit requirements may have a material adverse effect on business, financial condition and results of operations.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements in the future or impose new requirements.

Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

The compulsory deposits generally do not yield the same return as other investments and deposits because a portion of compulsory deposits:

•	do not bear interest;

•	must be held in Brazilian federal government securities; and

•	must be used to finance government programs, including a federal housing program and rural sector subsidies.

As of December 31, 2011, we had R$92,323 million in interest-bearing compulsory deposits and R$5,730 million in non-interest-bearing compulsory deposits.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk. In particular, any investigation of, or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us.

i) Foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in subitems (a), (f), (g) and (h) of this item 4.1.

4.2. In relation to each of the risks mentioned above, if relevant, comment on expectations of any possible reduction or increase in exposure of the Issuer to such risks.

Beyond that described in item 4.1 there is no relevant expectation of reduction or increase in exposure to the risks of the issuer mentioned.

4.3. Describe any legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant to the business of the Issuer or its subsidiaries, indicating:

There are no legal, administrative or arbitration proceedings to which the Issuer is a party or that are not confidential and are material to its activities.

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With respect to the subsidiaries, the proceedings which, due to their amounts, the Issuer deems to be significant (base date December 31, 2011) are as follows.

Civil Proceedings

a.	Court: 22nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Lower Court
c.	Filing date: February 5, 2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	Main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which allegedly would dilute the shareholding interest of minority shareholders. It requests the annulment of the Shareholders’ Meeting that approved the capital increase, and the joint obligation of Berj, the State of Rio de Janeiro, Banerj and the Central Bank of Brazil for the payment of the alleged losses caused to the minority shareholders of the former Berj. There has been no decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – the State of Rio de Janeiro – to the former Banerj.
i.	Amount of provision, if any: None.

a.	Court: 6th Federal Court - Curitiba - State of Paraná
b.	Jurisdiction: Federal Supreme Court
c.	Filing date: October 13, 2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require indemnification for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (“Banestado”), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings have been suspended.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.
i.	Amount of provision, if any: None.

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a.	Court: 2nd Federal Court of the Judicial Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: November 21, 2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process. The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of the said account was to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization (closing date). In this proceeding, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of the said amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn, through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the agreements signed. An appeal filed by the plaintiff is awaiting decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”.
i.	Amount of provision, if any: None.

a.	Court: 2nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court of the 2nd Region
c.	Filing date: December 5, 2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manoel Antonio Granado and Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a Brazilian Class Action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account”. In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in relation to labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they ask that any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed recognizing the legality of the establishment of the “B Account” and the settlements signed. An appeal filed by the plaintiff is awaiting decision.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.
i.	Amount of provision, if any: None

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a.	Court: 7th Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Appellate Court.
c.	Filing date: October 28, 2002
d.	Parties to the proceedings: ANBEP – National Association of Beneficiaries of Previ Banerj vs. Banco do Brasil S.A., Caixa Econômica Federal, State of Rio de Janeiro and Federal Government.
e.	Amounts, assets or rights involved: R$2,069,782,577.00 (originally claimed amount)
f.	Main facts: The plaintiff requires the annulment of contractual amendments entered into on June 10,1997, as part of Banco Banerj S.A.’s privatization measures, which reduced the amount deposited in its account in guarantee of the payment of obligations assumed by the State as regards the participants and pensioners of Previ – Banerj. The lawsuit also aims to force the Federal Government, the State of Rio de Janeiro, Caixa Econômica Federal, Banco do Brasil S.A. and Banco Banerj S.A. to return the amount withdrawn from such account. The action was dismissed without prejudice of the merits. The plaintiff’s appeal was denied. REsp and RE (special appeal São Paulo and special appeal, respectively) were filed.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment of the claimed amount.
i.	Amount of provision, if any: None.

Tax claims

a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Appellate Court – Court of Justice of the State of São Paulo
c.	Filing date: November 22, 2005
d.	Parties to the proceedings: Municipality of São Paulo vs. Cia Itauleasing de Arrendamento Mercantil
e.	Amounts, assets or rights involved: R$1,456,354,108.32 (Dec/11)
f.	Main facts: A claim has been filed for the collection of service tax (ISS) on lease operations, in which the location where the service was provided and the calculation basis are being challenged.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

a.	Court: Secretariat of the Federal Revenue of Brazil
b.	Jurisdiction: Administrative Hearing
c.	Filing date: December 20, 2011
d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. Itaú Unibanco Holding S.A.
e.	Amounts, assets or rights involved: R$1,342,773,455.36 (Dec/11)
f.	Main facts: Refers to a tax assessment regarding the payment of social security contribution levied on the amounts arising from stock options granted to executive officers.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

a.	Court: 25th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: January 29, 2003
d.	Parties to the proceedings: Federal Revenue Service vs. Banco Itaú S.A.
e.	Amounts, assets or rights involved: R$1,273,144,671.65 (Dec/11)
f.	Main facts: The legality of the Regulatory Instruction (IN) No. 213/02 is being challenged, especially the non-levying of IRPJ and CSLL on the exchange variations on investments abroad.
g.	Chance of loss: Remote (R$1,258,582,549.32) and Possible (R$14,562,122.33).
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

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a.	Court: Conselho Administrativo de Recursos Fiscais – CARF
b.	Jurisdiction: 2nd Administrative Hearing
c.	Filing date: October 25, 2005
d.	Parties to the proceedings: Federal Revenue Service of Brazil x Banco Itaú S.A.
e.	Amounts, assets or rights involved: R$1,034,898,683.94 (Dec/11)
f.	Main facts: The levy of IRPJ and CSLL on Income arising from the granting onerous usufruct of shares, the deductibility from IRPJ and CSLL of expenses of an agreement for sharing administrative resources and losses on loan operations are being challenged.
g.	Chance of loss: Remote (R$719,731,440.26) and Possible (R$315,167,243.69).
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

a.	Court: 21st Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate court - Federal Regional Court of the 3rd Region
c.	Filing date: March 27, 2009
d.	Parties to the proceedings: BFB Leasing and Others vs. Officer of the Financial Institutions (Delegado Especial das Instituições Financeiras – DEINF)
e.	Amounts, assets or rights involved: R$1,020,668,115.29 (Dec/11)
f.	Main facts: Refers to an injunction requiring the suspension of the enforceability of the Law No. 11,727/08, which increased the CSLL rate for financial institutions from 9% to 15%, going against the Isonomy principle.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: R$1,020,668,115.29

a.	Court: 2nd Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: May 25, 2006
d.	Parties to the proceedings: Itaucard Financeira S.A. Credito Fin. Investimento vs. Special Officer of the Financial Institutions
e.	Amounts, assets or rights involved: R$940,355,556.29 (Dec/11)
f.	Main facts: Refers to the injunction requiring the suspension of the enforceability of the increase of the PIS and COFINS tax basis, introduced by paragraph 1, Article 3 of Law No. 9,718/98.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: R$940,355,556.29

a.	Court: Secretariat of the Federal Revenue Service of Brazil
b.	Jurisdiction: Administrative Hearing
c.	Filing date: December 28, 2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$859,079,597.21 (Dec/11)
f.	Main facts: It Refers to the IRPJ and CSLL payable for the calendar year 2007 upon an acquisition, related to the difference between the credit face value and its acquisition cost.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

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a.	Court: 13th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Superior Court of Justice
c.	Filing date: May 25, 2006
d.	Parties to the proceedings: Itaú Unibanco Holding S.A. and Others vs. Federal Government
e.	Amounts, assets or rights involved: R$815,270,847.35
f.	Main facts: Injunction filed to suspend the enforceability of tax credits related to the Social Contribution to PIS and COFINS calculated in accordance with paragraph 1, Article 3, of Law No. 9,718/98.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

a.	Court: Secretariat of the Internal Revenue Service of Brazil
b.	Jurisdiction: Administrative Hearing
c.	Filing date: September 20, 2011
d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. Banco Itauleasing S.A.
e.	Amounts, assets or rights involved: R$662,890,863.69
f.	Main facts: Tax assessment notices related to PIS/COFINS on profit from sale of leased assets.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

a.	Court: Secretariat of the Internal Revenue Service of Brazil
b.	Jurisdiction: Administrative Hearing
c.	Filing date: December 23, 2011
d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. Itaú Unibanco Holding S.A.
e.	Amounts, assets or rights involved: R$598,481,938.32
f.	Main facts: Refers to a tax assessment notice aimed at applying a fine, as provided for Article 9 of Law No. 10,426/2002, in view of the supposed lack of income tax withholding on amounts resulting from stock option granted to executive officers.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

a.	Court: 16th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: appellate court - Federal Regional Court of the 3rd Region
c.	Filing date: August 30, 1999
d.	Parties to the proceedings: Itaú Seguros S.A. vs. Officer of the Financial Institutions (DEINF - Delegado das Instituições Financeiras)
e.	Amounts, assets or rights involved: R$576,742,576.17
f.	Main facts: Refers to an injunction requiring the suspension of the enforceability of the increase in the rate of PIS and COFINS, introduced by paragraph 1, Article 3 of Law No. 9,718/98.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

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Labor Claims

The Issuer did not identify any labor claims in progress at December 31, 2011, as being significant in terms of the matters or amounts involved. This was also true of its subsidiary companies.

Administrative or arbitration proceedings

The Issuer did not identify administrative proceedings (except for administrative tax claims, mentioned above) or arbitration proceedings in progress as of December 31, 2011, as being significant in terms of the matters or amounts involved.

4.4. Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

The Issuer is not a party to proceedings filed either by its management members or former management members, or by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who dispute the amounts paid for their shares. The civil lawsuits filed by investors of the Issuer are as follows:

a.	Court: 5th Lower Civil Court of the Jabaquara Region (State of São Paulo)
b.	Jurisdiction: Lower Court
c.	Filing date: April 23, 2003.
d.	Parties to the proceedings (minority shareholders): Santa Luiza Margutti de Biase, Luiz Paulo de Biase and Mário Sérgio de Biase.
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: This case refers to a claim filed by minority shareholders questioning the process of the merger of shares of Itaucop S.A. into Itaúsa – Investimentos Itaú S.A. and claiming indemnity against damages that were allegedly suffered as a result of the merger.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: None.

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The civil lawsuits filed by the subsidiaries and jointly-controlled subsidiaries of the Issuer are as follows:

a.	Court: (i) 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (ii) 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (iii) 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (iv) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (v) 4th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (vi) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (vii) 4th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (viii) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (ix) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo), (x) 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo).
b.	Jurisdiction: (i) Appellate Court, (ii) Superior Court of Justice, (iii) Lower Court, (iv) Appellate Court, (v) Appellate Court, (vi) Appellate Court, (vii) Appellate Court, (viii) Lower Court, (ix) Lower Court, (x) Lower Court.
c.	Filing date: (i) November 27, 2000, (ii) October 5, 2000, (iii) February 17, 2000, (iv) May 10, 2002, (v) April 15, 2002, (vi) March 25, 2002, (vii) April15, 2002, (xi) March 1, 2001, (ix) May 10, 2002, (x) July 10, 2001.
d.	Parties to the proceedings (minority shareholders): Sumatra Comércio e Indústria, Importações e Exportações Ltda., João Antonio Lian, Estate of Yerchanik Kissajikian, Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A., Renato Cifali, Arlete Sanchez Morales Cifali, Hélio Caretoni, Luiz Carlos Ferreira, Sylvio Propheta de Oliveira, Clube de Investimentos FHS and Panamá Empreendimentos e Participações.
e.	Amounts, assets or rights involved: R$0.00
f.	Main facts: The plaintiffs in the same lawsuit or in different ones, based on alleged losses arising from an alleged unjustified dilution resulting from the capital increase of Bandeirantes subscribed by Caixa Geral de Depósitos, seek an indemnity.
g.	Chance of loss: Remote or possible, depending on the case.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: None.

a.	Court: 3rd Court of the Federal Justice of Minas Gerais (State of Minas Gerais)
b.	Jurisdiction:: Superior Court of Justice
c.	Filing date: August 17,1982
d.	Parties to the proceedings (minority shareholders): Ítalo Aurélio Gaetani plus 71 Co- Plaintiffs
e.	Amounts, assets or rights involved: R$0.00 (Merger of Banco Mineiro into Unibanco – União dos Bancos Brasileiros S/A).
f.	Main facts: This lawsuit refers to an indemnity claim filed by minority shareholders due to the alleged loss incurred as a result of the process of merging Banco Mineiro into Unibanco.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: None.

a.	Court: 26th Federal Court – São Paulo (SP)
b.	Jurisdiction: Lower Court (in the phase of summons of estates)
c.	Filing date: February 14, 1985
d.	Parties to the proceedings (minority shareholders): Elizabeth da Veiga Alves
e.	Amounts, assets or rights involved: Merger of Banco União Comercial into Itaú Unibanco S.A..
f.	Main facts: it refers to a class action challenging the process for the merger of Banco União Comercial into Itaú Unibanco, claiming refund for supposedly damages that would have been supported by the Federal Government arising from this merger process.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.

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4.5. For the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and give the amounts involved

The Issuer and its subsidiaries are not parties to confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others, and indicating:

The Issuer does not have repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

We present below a description of the proceedings of this nature affecting the Issuer's financial subsidiaries.

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans, better known as Cruzado, Bresser, Verão, Collor I, Collor II and Real, to combat the high and chronic inflation which jeopardized Brazil’s stability for many years.

In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems as granted by the Brazilian federal constitution.

These laws, however, started to be questioned by the holders of savings accounts at that time. They claimed alleged differences in monetary corrections in the savings accounts indexes, arising from changes established by these plans in the savings accounts indexes.

Individual claims

The Bank is a party to collective and repeated individual proceedings related to the monetary stabilization plans. Provisions have been recognized for these claims.

Class actions

The Bank is also a party to Brazilian Class Actions proceedings regarding the same issue, filed by the Public Prosecution Office and by consumer protection associations.

A provision is recognized for each new individual claim, as it arises.

Controversial case law

There is controversy regarding the case law of the Brazilian Supreme Court arising from the fact that a different treatment from that given to savings accounts has been given to a similar economic phenomena. In the case of investments in Bank Deposit Certificates (“CDB”) and corrections applied to agreements in general, the established case law of the Brazilian Supreme Court has been in favor of the constitutionality of the laws governing the monetary stabilization plans. Due to this contradiction, the Confederação Nacional do Sistema Financeiro – Consif filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165, or ADPF, 165), in which the Central Bank has filed an amicus brief, arguing the that holders of savings accounts did not incur actual damages and that the monetary stabilization plans as applicable to savings accounts were in accordance with the federal constitution.

Mainly for this reason, the Bank believes in the legality of ADPF 165, and its actions were merely complying with the legal rules that established the monetary stabilization plans, strictly following the determinations of the National Monetary Council and Central Bank of Brazil.

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Other civil claims

In addition to litigation arising from government monetary stabilization plans, we are defendants in numerous civil lawsuits arising from different indemnity claims for loss and suffering and property damage, and claims resulting from the ordinary course of our business related to, for example, the contesting of bills, bounced checks and the inclusion of information in the credit protection registry.

As of December 31, 2011, our total amount of provisions related to civil litigation, was R$3,166 million.

Tax Claims

In the tax sphere, the conglomerate has numerous repetitive claims in which the levying of the Service Tax (ISS) is challenged and for which provision of R$314 million was recorded at December 31, 2011. The discussions address the following legal theses.

ISS leasing – place of service provision/calculation basis

Companies that carry out leasing operations in the Itaú Unibanco Conglomerate pay ISS (tax on services) to the municipality where the service provider is located, where the leasing activity, consisting of credit approval, management of agreements and leased assets is effectively performed, and where the contracting company’s employees are located, all of the foregoing pursuant to Supplementary Law No.116/03. On the other hand, the same legislation stipulates that the tax calculation basis is the price of the service. The ISS calculation basis, specifically detailed in the wording of the municipal legislation, is based on the amount of the considerations for the leases.

Several Itaú Unibanco conglomerate companies have been assessed and became parties to execution proceedings due to the non-payment of ISS on lease operations in other 300 municipalities where the leased asset is chosen by the lessee. The calculation basis used in the tax assessment entry is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these claims.

The matter will be judged by the STJ under the new procedure for the settlement of repetitive appeals. Once the case is judged, the decision will be applicable to all similar cases submitted to the STJ and, accordingly, the decision tends to be also adopted by the local courts of each region so that the discussion can be terminated earlier.

Considering that ISS tax is currently due and paid in the location where the service is rendered, which in this case is the same location where the company is established, we believe that the municipalities’ demands for double payment of the same ISS tax are groundless and should not proceed. Pursuant to CVM Resolution No. 489/2005, no provision was recorded.

ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting payment of the municipal tax on other income that is typical of financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as service provision as it is not included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

The Issuer did not identify any labor claims in progress as of December 31, 2011, as being significant in terms of the matters or amounts involved. The same was true regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 of our consolidated financial statements as of December 31, 2011, already published, which shows that there are balances provisioned for tax contingencies and legal obligations totaling R$8,644,552 thousand (R$2,371,539 thousand for contingencies and R$6,273,013 thousand for legal obligations), for civil contingencies amounting to R$3,165,594 thousand, while for labor proceedings the total amount is R$4,013,915 thousand and for other contingencies the total amount is R$165,303 thousand.

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The main taxes thesis provided are the following.

Main Thesis Provisions - Legal Duties and Tax Contingencies

		R$ thousand
Tax	Issue	Amount
PIS/Cofins	Billing vs. Gross Revenue: we claim those taxes should be levied only on revenue arising from sales of goods and services, or even the levying of PIS Repique (5% of income tax due), instead of total gross revenue, alleging the unconstitutionality of paragraph 1, Article 3, of Law No. 9,718/98.	2,885,721
CSLL	Isonomy: we claim that this tax should be levied at the regular rate of 9%, instead of the increased CSLL rate for financial and insurance companies of 15%, alleging the unconstitutionality of Article 41 of Law No. 11,727/08.	1,346,413
IRPJ/CSLL	Taxation of Income Earned Abroad: we claim the exemption of positive result of equity in earnings from investments abroad is being claimed.	491,236
PIS	Anteriority over Ninety Days and Non-retroactivity: we claim the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the anteriority and non-retroactivity principles, with regard to payments pursuant to Supplementary Law No. 07/70.	374,938

In addition to the balances provided for, the Note 12 of our audited financial statements states the balances of civil contingencies evaluated as possible losses at R$602,601 thousand, and tax contingencies evaluated as possible losses in the total amount of R$5,930,276 thousand, which is explained by the main thesis described below.

Main Thesis Loss Possible - Tax Contingencies

		R$ thousand
Tax	Issue	Amount
IRPJ/CSLL/PIS/Cofins	Rejection of the Offset Request: liquidity and the certainty of the offset credit are being analyzed	1,097,097
INSS	Non-wage benefits: we defend the non-levy of this tax on these amounts, mainly transportation voucher and flat bonus.	631,715
IRPJ/CSLL	Losses on the Receipt of Credits and Discounts Granted in Credit Renegotiation: we defend their deduction as necessary operating expenses, intrinsic of the financial activity.	458,899
ISS	Banking Activities: we defend that the banking activities is not mixed up with service and/or is not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	449,835
IRPJ/CSLL/PIS/Cofins	Usufruct of Quotas and Shares: we discussed the adequate accounting and tax treatment for amount received due to onerous usufruct constitution.	372,211
IRPJ/CSLL	Interest on shareholders: we defend the deductibility of interest on capital declared to shareholders based on the Brazilian long-term interest rate (“TJLP”) levied on shareholders’ interest for the year and for prior years	358,023

 There are no other relevant contingencies in the case of the Issuer.

4.8. For the rules of the foreign Issuer’s country and to the rules of the country in which the foreign Issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable, Brazil is the country of origin of the Issuer.

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b) Restrictions on outstanding securities and their transfer

Not applicable, Brazil is the country of origin of the Issuer.

c) Cases of cancellation of registration

Not applicable, Brazil is the country of origin of the Issuer.

d) Other issues of interest to investors

Not applicable, Brazil is the country of origin of the Issuer.

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ITEM 5 – MARKET RISKS

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the Issuer is exposed including those with respect to foreign exchange risks and interest:

The market risk control carried out by Itaú Unibanco covers all of the financial instruments contained in all of the portfolios of the companies controlled by Itaú Unibanco Holding.

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risks of transactions subject to variations in foreign exchange rates, interest rates, equities and commodities prices.

Market risk management is the process by which an institution plans, monitors and controls the risks of variations in the market values of financial instruments, aiming at the optimization of the risk-return ratio through adequate limits structure, models and management tools.

According to the transaction classification criteria defined in CMN Resolution No. 3,464, of June 26, 2007, and in Central Bank Circular No. 3,354, of June 27, 2007, and the New Capital Accord – Basel II, financial instruments, including all derivative transactions, are segregated into trading and banking portfolios. Market risk assessment is performed using this same portfolio segregation.

The trading portfolio consists of all transactions, including derivatives, held with intent to trade in the short term or to hedge other financial instruments of this portfolio, and that have no restriction on their trading. They are intended to obtain profit from changes in actual or expected prices in the short term, or from arbitrage execution.

The banking portfolio is composed of transactions that are not classified in the trading portfolio. The banking portfolio consists of transactions held without intent to trade in the short term and their respective hedges, as well as transactions executed for the active management of financial risks, which transactions may be executed with or without derivatives.

The market risk exposures that underlie various financial instruments, including derivatives, is broken down into risk factors. A risk factor refers to a market parameter whose variation impacts an institution’s results. The main risk factors measured by Itaú Unibanco are as follows:

•	Interest rates: risk of losses on transactions subject to interest rates variations, including:

-	Fixed income interest rates denominated in Real, and

-	Index linked interest rates.

•	Foreign exchange linked: risk of losses on positions in transactions subject to the foreign exchange linked interest rate;

•	Foreign exchange rates: risk of losses on positions in foreign currencies, in transactions subject to foreign exchange rate variation;

•	Price-index linked: risk of losses on transactions subject to the variations of price-index linked interest rates;

•	Shares: risk of losses on transactions subject to equity price variations.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): statistical metric that quantifies the maximum expected potential economic loss in normal market conditions, considering a defined holding period and confidence interval;

•	Losses in Stress Scenarios (Stress Testing): simulation technique to evaluate the impact, on the assets and liabilities portfolio, of various risk factors in extreme market situations (based on prospective scenarios);

•	Stop Loss Alert: effective losses added to the potential maximum loss in bullish and bearish scenarios;

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•	Earnings at Risk (EaR): metric that quantifies the impact on realizable income of a certain portfolio, taking into consideration normal market conditions, the holding period related to the longest transaction of the banking portfolio and a fixed confidence interval.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: accumulated exposure, by risk factor, of the marked-to-market cash flow, positioned at their settlement dates

•	Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a 1.0 annual basis point change is applied to current interest rates

•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time; and

•	Stop Loss: maximum loss that a portfolio classified in the trading book is authorized to reach.

VaR - Consolidated Itaú Unibanco

The internal VaR model used by the Issuer considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers higher weight to more recent information.

The table below shows the Consolidated Global VaR for the analysis of the exposure to market risk of the portfolios of Itaú Unibanco and its subsidiaries abroad Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A. (“Banco Itaú Chile”), Banco Itaú Uruguai S.A. (“Banco Itaú Uruguay”) and Banco Itaú Paraguai S.A. (“Banco Itaú Paraguay”)); showing where there are higher concentrations of market risk.

The consolidated Itaú Unibanco, maintaining a policy of conservative management and portfolio diversification, operating within lower limits in relation to its capital.

							(in millions of R$)
VaR Global (*)
	Average	Minimum (**)	Maximum (**)	12.31.11	Average	Minimum (**)	Maximum (**)	12.31.10

Group of Risk Factors
Interest rate	105.3	27.0	229.2	114.8	109.6	70.6	137.2	123.7
Foreign exchange linked	29.5	12.6	59.0	23.6	18.4	6.0	41.6	17.3
Foreign exchange rates	38.1	14.2	69.2	29.0	31.8	9.1	56.9	34.0
Price index linked	17.7	2.5	41.6	21.1	17.1	6.4	30.0	18.6
Shares	13.4	3.7	26.1	4.4	15.1	5.1	27.7	14.4

Foreign units
Itaú BBA International	2.9	0.4	6.5	1.5	1.3	0.5	3.4	0.6
Itaú Argentina	4.0	1.6	9.4	3.7	1.0	0.4	2.3	1.6
Itaú Chile	5.3	1.9	10.3	5.3	5.1	2.6	9.4	3.3
Itaú Uruguay	0.5	0.2	1.1	0.7	0.4	0.2	0.8	0.2
Itaú Paraguay	0.6	0.2	1.7	0.2	0.6	0.2	1.6	0.9

Diversification effect				(53.4)				(82.8)
Total	142.0	74.0	278.5	150.9	109.4	61.6	181.8	131.9

(*) Adjusted to reflect the difference in Brazilian tax treatment of the individual classes of assets.

(**) Estimated in local currency and converted into Reais at the closing price on the base date

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Sensitivity Analysis (Trading and Banking portfolio)

The sensitivity analyses shown in this report are an evaluation of an instant position of portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified, in order to minimize the likelihood of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institution:

			In million of R$
Trading and Banking portfolios	Exposures	12.31.2011(*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Interest rate	Fixed rate in Reais	(4.3)	(108.2)	(215.8)
Foreign exchange linked	Foreign exchange linked interest rates	(1.1)	(26.4)	(52.3)
Foreign exchange	Foreign exchange rates	(2.0)	(49.0)	(98.0)
Price index linked	Price index linked interest rates	(1.0)	(25.3)	(50.2)
TR	Reference rate linked rate	(3.4)	(82.1)	(160.4)
Shares	Share prices	1.4	(34.5)	(69.0)
	Total without correlation	(10.4)	(325.6)	(645.7)
	Total with correlation	(7.5)	(234.7)	(465.5)

(*) Amounts net of tax effects.

(**) Includes exposure to foreign currencies, interest rates and price indices.

To measure these sensitivities, the following scenarios are used:

•	Scenario I: Addition of 1 basis point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

•	Scenario II: Shocks at 25 basis points on fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 basis points in currency and share prices, both for growth and contraction, considering the largest resulting losses per risk factor.

•	Scenario III: Shocks at 50 basis points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 basis points in currency and share prices, both for growth and contraction, considering the largest resulting losses per risk factor.

5.2. Describe the market risk management policy adopted by the issuer, its objectives, strategies and instruments, indicating:

The Issuer takes decision based on analytical tools that enable it to make profitable transactions with safety, aiming at optimizing the risk-return ratio.

The risk management of the Issuer follows the best corporate governance practices recommended by international organizations and the Basel Accord.

The Issuer’s market risk management policy is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, which are a set of principles that guide the institution’s strategy to control and manage market risk in all business units and legal entities of the Itaú Unibanco conglomerate.

a) Risks that are intended to be hedged

The hedge is mainly against the risks posed by interest, inflation and exchange rates.

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b) Equity hedging strategy

The organization’s equity is managed in domestic currency and the hedging strategy is aimed at avoiding that the changes in significant market factors compromise the equity value.

c) Instruments used for equity hedging purposes

When necessary, the Issuer operates derivatives on the market.

d) Parameters used for managing these risks

The parameters used by the Issuer comprise the market risk metrics, including the following: Value at Risk (VaR), VaR Stress, Control over Stop Loss and Stop Loss Alert, among the main ones.

e) If the issuer carries out transactions involving financial instruments for different equity hedging purposes and what these purposes are

The Issuer hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in prices of significant market risk factors and adjusting the transactions to the current exposure limits. Derivatives are the most frequently used instruments in these hedging activities. In the situations in which these transactions are designated for hedge accounting, specific supporting documentation is generated, including with the continuous monitoring of the hedge effectiveness (retroactively and prospectively) and other changes in the accounting process. The hedge accounting and management procedures are governed by internal policies at Itaú Unibanco.

f) Organizational structure for risk management control

Risk Management

We have implemented processes to comply with the risk management rules established by the Central Bank of Brazil, which are in line with Basel II. Our required referential equity has the following components (as required by CMN Resolution No. 3,490):

•	PEPR: portion related to credit risk and other exposures of assets that are not included in the other portions;

•	PCAM: portion related to risk of exposures in gold, foreign currency and transactions subject to foreign exchange variations;

•	PJUR: portion related to the risk of transactions subject to interest rate variations and transactions classified in the trading portfolio;

•	PCOM: portion related to the risk of transactions subject to variations in the price of commodities;

•	PACS: portion related to the risk of transactions subject to variations in the price of shares and transactions classified in the trading portfolio;

•	POPR: portion related to the operational risk.

We manage our risk exposure using advanced methodologies that are in line with Basel II requirements and, therefore, our risk management tools already include many of the features required by Basel II or they are in the process of including these requirements. Our efforts are concentrated on Basel II capital requirement rules related to credit, market and operational risks and we are in the process of implementing the advanced approaches defined in the Basel Accord. Additionally, Itaú Unibanco actively participates in discussions and studies on Basel III, which introduces new capital and liquidity requirements aimed at reinforcing the soundness of financial institutions and improving the capability of the banking industry to absorb shocks. Since its publication, internal processes have been implemented to evaluate the impact of changes, and the new concepts of Basel III published to date have already been included in our prospective analyses of capital and liquidity.

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Additionally, in order to meet the provisions of CMN Resolution No. 3,988 of June 30, 2011, Itaú Unibanco is establishing and implementing its capital management structure.

As part of our risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and in line with international practices and procedures. These models are based on the following elements:

•	Economic, financial and statistical analyses, which allow the evaluation of the effects of adverse events on the institution’s liquidity, credit and market positions;

•	Market risks using VaR to evaluate risk in the structural portfolio, and stress tests using independent scenarios to evaluate our total exposure in extreme situations;

•	Credit risks tools, which typically involve credit and behavior scoring for retail portfolios and proprietary rating models for corporate customers. We also use portfolio management models to quantify and allocate economic capital;

•	Operational risks, many of which have been evaluated through the use of internal databases and statistical models that monitor the frequency and the severity of internal situations of loss to quantify the risks and allocate economic capital. We are in the process of extending statistical and scenario-based approaches to cover all material operational risks;

•	Daily monitoring of positions in relation to pre-established market risk limits; and

•	Simulations of protection alternatives due to liquidity losses and contingency plans for crisis situations in different scenarios.

The Risk Control and Finance Department (“ACRF”), our corporate risk division, centralizes credit, market, operational, liquidity, and insurance underwriting risk management. Additionally, we have established committees responsible for risk management that are structured as follows:

The Capital and Risk Management Committee (“CGRC”) supports our Board of Directors in the performance of its activities related to risk and capital management, submitting reports and recommendations for the analysis of the Board of Directors with respect to: supervision of risk management and control activities, review and approval of capital management policies and strategies, determination of the minimum return expected on capital, as well as the monitoring of performance, supervision of incentives structures, including compensation, and improvement of Itaú Unibanco’s risk culture.

•	The Superior Risk Policy Committee (“CSRisc”) is our superior risk and capital management body at the executive level and it is responsible for establishing general risk management policies that are consistent with the guidelines of the Board of Directors, approving decisions on the assumption of risks that have high impact on capital, setting limits combined by type of risk and ensuring, over time, the consistency of risk management across the holding company. In addition to the CSRisc, senior-level oversight of risk management is performed through four committees: the Superior Institutional Treasury Committee (“CSTI”), the Superior Institutional Treasury and Liquidity Committee (“CSTIL”), the Superior Credit Committee (“CSC”), and the Superior Audit and Operational Risk Management Committee (“CSAGRO”).

o	The CSTI and the CSTIL are responsible for assessing and establishing policies and strategies for market and liquidity risks and monitoring consolidated positions based on the limits determined by the CSRisc;

o	The CSC is responsible for establishing corporate credit policies, monitoring the conglomerate’s exposure to credit risk and approving credit transaction within its authority level, as well as analyzing the quality of the holding company’s consolidated credit portfolio;

o	The purpose of the CSAGRO is to understand the risks of Itaú Unibanco’s processes and businesses, setting guidelines for managing operational risks and analyzing the results arising from the operation of the Itaú Unibanco System of Internal Control and Compliance.

•	The Superior Product Committee (“CSP”) approves products, operations, services and processes, ensuring that they meet the needs of customers/segments (suitability), and it is responsible for assessing the potential risks of these operations to Itaú Unibanco’s image;

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•	The purpose of the Superior Foreign Units Committee (CSEXT) is to supervise businesses abroad and this is the highest level of authority for approving products, transactions, services and processes on the markets where Itaú Unibanco operates outside Brazil, thus ensuring that these initiatives are supported by the parent company’s corporate governance.

We believe that the deployment of the advanced approaches of Basel II and Basel III will benefit the institution since it will promote greater alignment of regulatory requirements and internal management, which are already based on sophisticated models for identifying, measuring and monitoring risks. Therefore, we are actively contributing to the adaptation and standardization of Basel II and Basel III through active participation in discussions in several forums in Brazil and abroad and through dialogue with central banks.

g) Adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The adherence of the Market Risk Control Units and management to the policies and strategies defined by the Superior Committees of the institution are periodically checked by the Internal Controls Area, subordinated to the Insurance, Control and Operational Support Area (“ASCAO”).

The Internal Controls Area is responsible for the periodic quality evaluation of internal controls and the adherence of the processes to the guidelines issued by senior management.

The internal control methodology is based on the following phases:

1)	Mapping of processes, ensuring that they:

•	Enable an understanding of the process;

•	Include details of critical controls and activities;

•	Are up to date.

2)	Development of the Risk and Control Matrix, addressing:

•	The major risks of each phase

•	Controls considered adequate to mitigate risks, include monitoring in compliance with the defined rules and policies.

3)	Analysis and conducting of tests, considering whether:

•	The established tests are adequate to evaluate the effectiveness of controls;

•	The documentation on the testing procedure is clear and sufficiently detailed to enable them to be repeated;

•	The result of the test effectively indicates the adequacy/inadequacy of the control.

4)	Reporting of the control deficiencies to the managers of the areas for the development of action plans.

5)	Monitoring the implementation of action plans for the correction of the identified control deficiencies.

5.3. State whether, with respect to the previous year, there were significant changes in the main market risks to which the Issuer is exposed or in the risk management policy adopted

In the last quarter of 2011, Itaú Unibanco improved its market risk limits control structure by making it more granular and aligned its business structure, breaking metrics into groups of risk factors for each business unit. This new control structure is intended to:

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•	Demonstrate to all levels of executives that the assumptions regarding market risk are in line with the risk appetite and the risk-return objectives of the bank, promoting disciplined and well-informed dialogue about the risk profile and its evolution;

•	Increase the transparency of how the business attempts to optimize its results within the declared appetite risk;

•	Provide early warning mechanisms to facilitate effective risk management, without obstructing business objectives; and

•	Avoid the concentration of risk.

5.4. Supply any other information that the issuer may deem relevant

The Itaú Unibanco market risk management process is subject to the governance and hierarchy of committees and limits are specifically approved for risk management support, from aggregated risk indicators to granulated limits, aimed at effectiveness and coverage of control. These limits are calibrated based on evaluations of projected results in future balance sheets, the amount of shareholders’ equity and the risk profile of each legal entity, and are defined in terms of risk measurement and used on the risk management process. These limits are monitored on a daily basis and results in excess of such limits are reported and discussed at the competent committees. The use of limits and occasional cross of limits are reported to the appropriate superior committees.

For more information on risk management, see the Investor Relations site at (www.itau-unibanco.com/ir) under the heading: Corporate Governance >> Risk Management - Circular 3.477.

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ITEM 6 –ISSUER’S HISTORY

6.1 / 6.2 / 6.3 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation:	09.09.1943
Type of business organization:	Corporation
Country of incorporation:	Brazil
Term of duration:	Undetermined term of duration
Date of registration with CVM:	12.30.2002

6.3. Outline in brief of the history of the Issuer

General

Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and registered under NIRE 35300010230, on April 22, 1944. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1549.

History

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973, we have operated through Banco Itaú S.A., now Itaú Unibanco Holding. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non state-owned bank at the time of the Association.

On November 3, 2008, the controlling shareholders of Itaúsa – Investimentos Itaú S.A. (“Itaúsa”) and of Unibanco Holdings entered into an association agreement to combine the operations of Banco Itaú Holding S.A. (now Itaú Unibanco Holding) and its subsidiaries and E. Johnston Representação e Participações S.A., Unibanco Holdings, Unibanco and Unibanco’s subsidiaries. To effect the Association, we carried out a corporate restructuring pursuant to which E. Johnston, Unibanco Holdings and its subsidiary Unibanco became wholly owned subsidiaries of Itaú Unibanco Holding through a series of transactions:

•	the merger of all shares of E. Johnston into Itaú Unibanco,

•	the merger of all shares of Unibanco Holdings and Unibanco that were not already indirectly held by Itaú Unibanco, and

•	the merger of all shares of Itaú Unibanco into Itaú Unibanco Holding.

A merger of shares means “incorporação de ações” as defined by Article 252 of the Brazilian Corporate Law, and is a corporate restructuring whereby one company (A) exchanges its shares the for shares of another company (B), and as a consequence the shareholders of B become shareholders of A, and A becomes the sole shareholder of B. The shareholders of each of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston, Unibanco Holdings and Unibanco approved the transactions at extraordinary shareholders’ meetings held on November 28, 2008. The transactions were approved by the Central Bank on February 18, 2009 and the minutes of the shareholders’ meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009. The Association was approved with no restrictions by CADE on August 18, 2010.

The shares of Itaú Unibanco Holding, including those issued in exchange for shares of Unibanco and Unibanco Holdings, commenced trading under the same symbol on March 31, 2009. In May 2009, the trading symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed. At the extraordinary shareholders’ meeting held on November 28, 2008, our shareholders approved the change of our corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. At the extraordinary shareholders’ meeting held on April 24, 2009, our shareholders approved a further change of our corporate name to Itaú Unibanco Holding S.A., which change was approved by the Central Bank on August 12, 2009. Finally, at the extraordinary shareholders’ meeting held on April 30, 2009, the shareholders of Itaú Unibanco approved the change of the corporate name of Banco Itaú S.A. to Itaú Unibanco S.A., which was approved by the Central Bank on December 30, 2009.

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As a result of the Association, many initiatives were taken in order to complete the integration of the two banks. The main initiatives were:

•	The adoption of a new corporate governance structure by the Board of Directors;

•	The integration of the corporate, investment banking, brokerage, asset management, vehicle lending, private banking and treasury divisions, which have been operating on a unified basis since the first quarter of 2009;

•	The interconnection of ATMs;

•	Reporting under a single annual report and the adoption of unified corporate governance policies and risk management; and

•	The integration of Unibanco branches under the “Itaú” brand, which was completed on October, 2010.

6.5. Describe the main corporate events, such as takeovers, mergers, spin-offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

For the purposes of this item, we used as relevance criteria transactions involving amounts higher than R$300 million or which were subject to the disclosure of a material fact during the past three years.

2011

Event	Purchase of 49% of the share issued by BSF Holding S.A., the controlling company of Banco CSF S.A. (“Banco Carrefour”).

Main conditions of the transaction

 On April 14, 2011 Itaú Unibanco S.A. entered into a share purchase and sale agreement for the acquisition by Itaú Unibanco of 49% of Banco Carrefour for the amount of R$725 million. Banco Carrefour is an entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil. As of April 14, 2011, the “Carrefour” brand included 163 hypermarkets and supermarkets and related e-commerce channels, and had 7.7 million accounts and a credit portfolio (gross book value) of R$2,254 million as of December 31, 2010. This transaction was approved by the Central Bank in April 2012 and its completion is still pending the fulfillment of certain conditions.

Companies involved	Carrefour Comércio e Indústria Ltda., Banco CSF S.A., Carrefour Promotora de Vendas e Participações Ltda., BSF Holding S.A. and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the purchase of the 49% shares issued by BSF Holding S.A., Itaú Unibanco S.A. became the holder of 49% of the total and voting capital of Banco Carrefour.

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2010

There was no transaction involving amounts higher than R$300 million or which was subject to the disclosure of a material fact.

2009

Event	Sale of Unibanco Saúde Seguradora S.A. to Tempo Participações S.A.

Main conditions of the transaction

On December 16, 2009, Itaú Seguros S.A. (“Itaú Seguros”), and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all of the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco, for R$55 million. The performance of Unibanco Saúde Seguradora in the 12-month period after the closing date of the transaction entitled Itaú Seguros and Itaú Unibanco to an additional payment of approximately R$50 million. The Brazilian National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar) (“ANS”), approved the transaction on April 1, 2010. The closing of the transaction occurred on April 29, 2010.

Companies involved	Itaú Seguros., Itaú Unibanco, Unibanco Saúde Seguradora S.A., Tempo Participações S.A. and Atori 22 Participações Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Before this transaction, Itaú Unibanco Holding held indirectly the total capital of Unibanco Saúde Seguradora S.A. Since this transaction has been completed, 100% of the capital of Unibanco Saúde Seguradora S.A. has been held by a subsidiary of Tempo Participações S.A.

Event	Alliance with Porto Seguro S.A.

Main conditions of the transaction

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an operating agreement that provided for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of homeowner and automobile insurance products of Itaú Unibanco existing at that time were transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who work in the automobile and homeowner insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro S.A. issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco S.A. and invested in Porto Seguro Itaú Unibanco Participações S.A., the new controlling holding company of Porto Seguro S.A., so that Itaú Unibanco S.A. became the holder of a minority interest equivalent to approximately 43% of the capital of Porto Seguro Itaú Unibanco Participações S.A.

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Companies involved	Porto Seguro S.A. and its subsidiaries, Itaú Unibanco, Itaú Unibanco Holding, ISAR Holding Ltda., Itaú Seguros de Auto e Residência S.A., Itaú Seguros S.A. and Porto Seguro Itaú Unibanco Participações S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction

Before this alliance, 100% of the capital of ISAR Holding Ltda. and of its subsidiary, Itaú Seguros de Auto e Residência S.A., was indirectly held by Itaú Unibanco Holding S.A. After the merger of ISAR Holding Ltda. into Porto Seguro S.A., 100% of the capital of Itaú Seguros de Auto Residência S.A. started to be held by Porto Seguro S.A. With the completion of the restructuring mentioned above, the Itaú Unibanco conglomerate now holds an interest corresponding to approximately 43% in the capital of Porto Seguro Itaú Unibanco Participações S.A., and indirectly holds a 30% interest in the capital of Porto Seguro S.A.

Event	Transactions involving the shares of Redecard

Main conditions of the transaction

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard S.A. from Banco Citibank S.A. for R$590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million and which was fully amortized in the consolidated financial statements. Redecard, started was fully consolidated in the financial statements of its controlling shareholder, Itaú Unibanco, from the first quarter of 2009.

Companies involved	Unibanco Participações Societárias S.A., Redecard, Banco Citibank S.A., Itaú Unibanco Holding, Unibanco, Dibens Leasing S.A. and Banestado Participações, Administração e Serviços Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction

After the acquisition of the shares held by Banco Citibank S.A. (as described above), Itaú Unibanco Holding S.A., through its subsidiaries, became the holder of over 50% interest in the total and voting capital of Redecard S.A.

6.6. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery of any amount from the Issuer, and the current status of such petitions:

None.

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6.7. Supply any other information that the Issuer may deem relevant

In May 2010, Hipercard Banco Múltiplo S.A. (“Hipercard”), a subsidiary of Itaú Unibanco Holding S.A., entered into a partnership with Redecard S.A. pursuant to which, beginning in the second quarter of 2010, Redecard will capture Hipercard transactions and Hipercard will have access to Redecard’s nationwide infrastructure and network, at a national level, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations, within its current operational model, as well as increasing its market share and revenue. For Redecard S.A., the partnership should increase its presence in the northeast and southern regions, in which the new brand has a significant share, and it will also support the consolidation of its multibrand platform, with 17 brands in its portfolio, and increase its revenue, considering that Hipercard is the major Brazilian credit card brand, with over 13 million cards issued.

On June 01, 2010, Bank of America Corporation, a shareholder of Itaú Unibanco Holding S.A., offered, in the form of ADS (each ADS representing one preferred share issued by Itaú Unibanco Holding S.A.), all 188,424,758 preferred shares issued by Itaú Unibanco Holding S.A. and owned by BAC, corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco and 4.16% of its outstanding total capital stock. This sale was made through a secondary offering of ADS to qualified institutional buyers only. This offering was not registered with the CVM or SEC. In addition, on June 11, 2010, Itaúsa – Itaú Investimentos S.A. has agreed to purchase all 56,476,299 common shares issued by Itaú Unibanco Holding S.A. and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco and 1.2% of its outstanding total capital stock (“Common Shares”). As a result of these transactions, BAC no longer has the right to appoint one member of the Board of Directors of Itaú Unibanco Holding S.A. or to jointly sell its Itaú Unibanco shares in the event of a transfer of control (tag-along). Following the purchase by Itaúsa of the Common Shares, the total direct and indirect stake held by Itaúsa – Investimentos Itaú S.A. in the outstanding total capital stock of Itaú Unibanco Holding S.A. increased from 35.43% to 36.68%.

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ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the Issuer and its subsidiaries

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.66% of the shares of our common stock as of December 31, 2011.

Overview

Itaú Unibanco Holding ranked among the ten largest banks in the world in 2011 and was the largest bank in Brazil, each ranking based on market capitalization according to Bloomberg. Our principal operations are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies); (ii) Itaú BBA (corporate, investment banking and treasury); (iii) consumer credit (financial products and services to our non-accountholders); and (iv) operations with the market and corporation.

For further information on the shareholding structure, see item 8.2 of this form.

7.2. With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a) The products and services sold

Our business

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporate customers. We provide these services on an integrated basis through the following operational units:

•	Commercial banking;

•	Itaú BBA (corporate, investment banking and treasury);

•	Consumer credit; and

•	Activities with the market and corporation.

The commercial banking business unit offers a wide range of banking services to a diversified base of individuals and companies. Services offered by the commercial banking segment include insurance, pension plan and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands. Our marketing strategies are adjusted for each customer profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our customers, thus diversifying our revenue sources. This segment is an important funding source for our operations and generates significant financial income and banking fees. The commercial banking segment is comprised of the following specialized areas and products:

•	Retail banking (individuals);

•	Public sector banking;

•	Personnalité (banking for high-income individuals);

•	Private banking (banking and financial Consulting for high net worth individuals);

•	Very small business banking;

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•	Small business banking;

•	Middle-market banking;

•	Credit cards;

•	Real estate financing;

•	Asset management;

•	Corporate social responsibility fund;

•	Securities services for third parties;

•	Brokerage; and

•	Insurance, private retirement and capitalization products.

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA’s management model is based on building close relationships with its customers by obtaining an in-depth understanding of their needs and offering them customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate segment, including through fixed and variable income instruments.

Through the consumer credit business unit, we implement our strategy of expanding our offering of financial products and services beyond our current accountholders. As such, this division oversees the financing of vehicles outside our branch network, credit cards to individuals who are not accountholders, and lending to lower income consumers.

Itaú Unibanco Holding also has a broad range of overseas operations and has built its international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds, offering more sophisticated financial transactions, and private banking operations.

Commercial Banking

Overview of accountholder products and services

We have a large and diverse portfolio of products to address our customers’ needs. The main available products to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicles, credit cards, mortgage and agricultural loans, working capital, trade note discount and export;

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans; and

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

Retail Banking

Our core business is retail banking, which serves individuals with a monthly income below R$10,000. As of December 31, 2011, we had over 17.6 million customers and 4,484 branches and CSBs. Our retail banking operations are present in all Brazilian states and in cities that together represented more than 80.0% of Brazil’s individual domestic consumption as of December 31, 2011.

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We classify our retail clients in accordance with their income and profile:

•	Itaú retail (agências) customers, who earn less than R$4,000 or R$5,000 per month, depending upon the region; and

•	Itaú Uniclass customers, who earn more than R$4,000 or R$5,000 per month, depending upon the region. Specialized account managers provide services to Itaú Uniclass customers who also have access to certain customized products.

For the year ended December 31, 2011, credit products represented 63.8% of our consolidated revenue from retail banking, while investments represented 25.0% and services and other fee-based products represented 11.3%.

Our strategy is to offer high quality and differentiated banking products to our retail banking customers. As part of this strategy, Itaú Unibanco now serves two retail segments: (i) Itaú Uniclass serves customers with differentiated needs and who require a more diversified service with separate areas within branches; and (ii) Itaú retail serves all other customers. This diversified relationship concept is interwoven by “Itaú 30 horas,” a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the internet and at the branches.

Public sector

Our public sector business operates in all areas of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). As of December 31, 2011, we had 2,315 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Itaú Unibanco began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s focus is delivering (i) financial advisory services by its managers, who understand the specific needs of our higher-income customers; (ii) a large portfolio of exclusive products and services (iii) special benefits based on the type and length of relationship with the customer, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 213 branches, located in the main Brazilian cities. Itaú Personnalité customers also have access to Itaú Unibanco network of branches and ATMs throughout the country, as well as internet and telephone banking.

Itaú Private banking

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing wealth management services to Latin American high net worth individuals. Approximately 600 employees are focused on offering financial consulting services to clients with at least US$1.5 million in investment assets. In addition, we provide our customers with a full range of banking products and services. As of December 31, 2011, our private banking activity for more than 9,900 clients had assets under management equivalent to US$82 billion, including US$66,169 million in Brazil, US$7,665 million in Luxembourg, US$5,942 million in the United States, US$424 million in Switzerland, US$27 million in the Bahamas, US$11 million in the Cayman Islands and US$1,392 million in Chile through Munita, Cruzat & Claro (“MCC”). Fees earned from our private banking customers are, in most cases, a function of assets under management.

Wealth management services are provided by teams of experienced relationship managers based in Brazil, United States, Luxembourg, Switzerland, Uruguay, Chile and Paraguay, and supported by investment specialists who recommend the most appropriate solutions for each individual risk profile. We serve our customers’ needs for offshore wealth management solutions in major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International and Itaú Europa Securities, in Luxembourg through Banco Itaú Europa Luxembourg S.A., in Switzerland through Banco Itaú Suisse, in the Bahamas through Itaú Bank & Trust Bahamas and in the Cayman Islands through Itaú Bank & Trust Cayman. On August 21, 2011, Itaú Private Bank International entered into a joint venture with MCC to develop the Chilean private banking market. With over 28 years of experience, MCC is a leading wealth management services provider in Chile acknowledged for its expertise in global fixed income. The new institution will retain the name of Munita, Cruzat & Claro.

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According to the 2011 Annual Private Banking and Wealth Management Survey, coordinated by Euromoney magazine, Itaú Private Bank was recognized as offering “The Best Private Banking Overall Services” in Brazil for the third consecutive year. In this latest ranking published in the February edition of Euromoney magazine, Itaú Private Bank was also named the “Best Private Banking Services Overall” in Peru and Top 5 “Best Private Banking Services Overall” in Latin America, being the only Latin-American bank included in this list. Euromoney’s Private Banking Awards cover over 60 countries each year and provide a qualitative and quantitative review of the best services in private banking, by region and by areas of services. Factors such as market position, assets under management, profitability, ratio of clients to private bankers, and quality of services offered are considered in determining the rankings of top private banks.

In addition, we have received awards from Private Banker International magazine for “The Outstanding Private Bank – Latin America / 2011” and the recognition from The Banker & PWM magazines, subsidiaries of the Financial Times Group for “Best Private Bank in Latin America, 2011”.

Very small business banking

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture the market opportunity by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow and credit facilities.

As of December 31, 2011, we had 1,774 very small business banking offices located throughout Brazil and approximately 2,750 managers working for over 1,400,000 small business customers. In 2009, 2010 and 2011, we continued expanding our specialized services to companies with annual revenues below R$500,000 and set up 454, 487 and 136 additional offices, respectively, focused on very small business banking. In 2012, we expect to continue to expand our very small business banking operations.

Loans to very small businesses totaled R$6,150 million as of December 31, 2011.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As of December 31, 2011, we had 377 offices located nationwide in Brazil and nearly 2,800 managers who worked for over 586,000 companies with annual revenues from R$500,000 to R$6 million.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$29,443 million as of December 31, 2011.

Middle-Market Banking

As of December 31, 2011, we had approximately 132,000 middle-market corporate customers that represented a broad range of Brazilian companies located in over 84 cities in Brazil. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million. As of December 31, 2011, we had over 1,500 managers specializing in middle-market customers and 237 specialized offices located at key branches.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer our middle-market customers collection services and electronic payment services. We are able to provide these services for virtually any kind of payment, including Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

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Consistent with customary lending practices in Brazil, our loan portfolio for our middle-market customers is composed predominantly of short-term products, defined as having a maturity of less than 12 months. Loans to middle-market businesses totaled R$53,261 million as of December 31, 2011.

Credit Cards and Commercial Agreements

We are the leading company in the Brazilian credit card market, based on transaction volume in 2011. Our subsidiaries, Banco Itaucard S.A. (“Banco Itaucard”) and Hipercard Banco Múltiplo S.A. (“Hipercard”), offer a wide range of products to 34.3 million credit card accounts as of December 31, 2011, including Itaú Unibanco’s current accountholders and non-accountholders and also to clients from business partnerships and joint ventures. In the year ended December 31, 2011, the volume of credit cards transactions was R$154,186 million, a 20.3% increase from the prior year.

We have developed a strong presence in the consumer finance sector through our strategic alliances and commercial agreements with leading retailers in Brazil. Since 2001, when we established the first partnerships, these alliances have been supporting our credit card and consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

Our main challenges in the credit card business are to continually increase activation and retention of our cardholder base and improve our portfolio profitability. To this end, we dedicate to the continuous improvement of our operational processes and services, development of our products and services and increasing our efficiency ratio.

Real Estate financing

As of December 31, 2011, we had approximately R$20.1 billion in outstanding real estate loans, already considering the sale of R$534.2 million of our mortgage portfolio for the Fundo de Garantia por Tempo de Serviço (“FGTS”), the Brazilian social security fund.

Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. We have partnerships with two of the largest real estate brokers in Brazil: LPS Brasil Consultoria de Imóveis S.A. (“Lopes”) and Coelho da Fonseca Empreendimentos Imobiliários Ltda. (“Coelho da Fonseca”). These two long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

According to Brazilian regulations, financial institutions are required to allocate at least 65% of their savings accounts balances to fund mortgage financing, of which 80% must be used to finance properties with a value lower than R$500,000 and must have annual interest rates lower than 12%.

Asset Management

According to ANBIMA, as of December 31, 2011, we were the largest mutual fund manager among private banks in Brazil based on our assets under management. As of that date, we had total net assets under management of R$379,737 million on behalf of approximately 1.7 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBIMA, as of December 31, 2011, we were the largest manager of private bank clients’ assets and the second largest private manager of pension fund assets in Brazil, based on our assets under management. As of December 31, 2011, we had R$212,573 million of assets under management for pension funds, corporations and private bank customers.

As of December 31, 2011, we offered and managed about 1,584 mutual funds, which are mostly fixed-income and money market funds. For individual customers, we offered 141 funds to our retail customers and approximately 263 funds to our Itaú Personnalité customers. Private banking customers may invest in over 611 funds, including those offered by other institutions.

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In August 2011, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) rating (the highest rating granted to an asset manager) of our asset management business unit. We have been in the top-rating category since July 2003.

Corporate social responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social) (“FIES”), launched in 2004, is a socially responsible investment fund. It invests in the shares of companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities; environmental protection aspects and good corporate governance practices.

In addition, every year the fund manager donates 50% of FIES’s accumulated asset management fees to social projects in the following categories: environmental education; employment education; and childhood education. The projects are selected by the FIES Advisory Board, which is comprised of market leaders and sustainability specialists. Since its launch in 2004, FIES donated R$16.5 million to social projects from 97 NGOs, which have supported 15,433 children and 1,572 educators.

As of December 31, 2011, FIES had net assets of R$220 million while the donations to social projects in the same year totaled more than R$3.4 million. Twenty projects were selected to receive R$120,000 each. Unicef Brazil received an amount of R$300,000 and R$725,000 was spent on analyzing and visiting applicants’ projects, training, monitoring and providing technical support for the selected projects. The selected organizations also have access to an online platform in which they can interact with other peer organizations and technical partners.

Securities Services

We provide securities services in the Brazilian capital markets, where we act as custodian, transfer agent and registrar. In December 2011, we were ranked the top provider of securities services in Brazil by ANBIMA. We provide registrar services to 235 companies listed on BM&F Bovespa, the Brazilian securities, commodities and futures exchange, which companies together represent 63% of the aggregate market capitalization of that exchange.

As of December 31, 2011, Itaú Unibanco held assets of R$822,733 million in connection with securities services, representing 25.2% of the Brazilian market based on assets held. Our broad range of products relates to both domestic and international custody.

Our services also include acting as transfer agent, providing services related to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios. We also provide trustee services and non-resident investor services, and act as custodian for depositary receipt programs. As of December 31, 2011, our specialized staff reached 755 employees.

Brokerage

Itaú Corretora de Valores S.A. (“Itaú Corretora”) has been providing brokerage services in BM&F Bovespa since 1965. The brokerage services are also provided to international customers via our broker-dealers in New York, Hong Kong and Dubai.

In 2011, Itaú Corretora was ranked fifth on the BM&F Bovespa equity trading volume, among all brokers, and sixth in number of commodities and derivatives contracts.

Insurance, Private Retirement Plans and Capitalization Products

Insurance

As of December 31, 2011, according to SUSEP, we were one of the leading providers of insurance in Brazil based on aggregate insurance premiums, including our indirect 30.0% share in Porto Seguro S.A. (“Porto Seguro”), and excluding health insurance and VGBL (private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2011, our insurance premiums totaled approximately R$6,219 million.

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Our main lines of insurance are (i) life and casualty (excluding VGBL; see “— Private Retirement Plans”), (ii) extended warranties and (iii) property, which accounted for 42.8%, 22.0% and 15.4% of insurance premiums, respectively, for the year ended December 31, 2011. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits.

Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126 published on January 15, 2007 and the SUSEP regulations published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking client base to increase customer penetration. We are working on improving customer penetration in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

In August 2009, Itaú Unibanco Holding and Porto Seguro entered into an operating agreement that provided for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay, (the “Porto Seguro Alliance”). In connection with the Porto Seguro Alliance, Itaú Unibanco Holding transferred all the assets and liabilities related to its then current portfolio of homeowner and automobile insurance to Itaú Seguros de Auto e Residência S.A. (“ISAR”), all of the shares of which were subsequently transferred to Porto Seguro. In exchange, Porto Seguro issued shares representing 30.0% of its capital stock to Itaú Unibanco Holding and its affiliates. The controlling shareholders of Porto Seguro and Itaú Unibanco Holding established a new company named Porto Seguro Itaú Unibanco Participações S.A., (“PSIUPAR”), and transferred their shares of Porto Seguro to PSIUPAR. The controlling shareholders of Porto Seguro remained controlling shareholders of PSIUPAR, which became the parent company of Porto Seguro. Itaú Unibanco Holding is entitled to nominate two members of the board of directors of each of Porto Seguro and PSIUPAR. ISAR, which is directly controlled by Porto Seguro and indirectly controlled by PSIUPAR, is managed by Porto Seguro and utilizes the trademarks “Porto Seguro,” “Itaú Unibanco” and “Azul”. As of August 2009, Itaú Unibanco (through Itaú Seguros) had 3.4 million automobiles and 1.2 million homes insured, which were subsequently transferred to ISAR. In October 2009, SUSEP granted authorization for the corporate acts related to the Porto Seguro Alliance. CADE approved the transaction on August 31, 2011.

In November, 2009, Itaú Seguros and XL Swiss Holding Ltd. (“XL Swiss”), a company controlled by XL Capital Ltd. (“XL Capital”), signed an agreement providing for the acquisition by Itaú Seguros of XL Swiss’ participation in Itaú XL Seguros Corporativos S.A. (“Itaú XL”), such that Itaú XL would be wholly owned by us. In line with XL Capital’s interest in continuing to operate in Brazil and our existing relationship with XL Capital, a separate arrangement has been entered into by which Itaú Seguros provides insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. These insurance policies are being reinsured by a reinsurance company of XL Capital incorporated in Brazil in the same way that they were reinsured before the acquisition mentioned herein. The acquisition by Itaú Seguros of 100% of the shares of Itaú XL held by XL Swiss was approved by SUSEP on October 6, 2010. On November 9, 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros for R$109 million. Also in December 2009, Itaú Seguros and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco for R$55 million. See “Expenditure for Acquisition of Fixed Assets and Disposal of Investments”.

Private Retirement Plans

As of December 31, 2011, technical reserves for private retirement plans (including VGBL but excluding our 30% interest in Porto Seguro) totaled R$63,295 million, a 23.4% growth as compared to December 31, 2010. As of December 31, 2011, we had sufficient values of assets to support our private retirement liabilities As of December 31, 2011, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP.

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Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us to be returned at the end of an agreed upon term, with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As of December 31, 2011, we had 11.6 million in capitalization products outstanding, representing R$2,847 million in liabilities with assets that function as guarantees of R$2,848 million. We distribute these products through our retail network, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2011, R$1,853 million of capitalization products were sold and we distributed over R$31.5 million in cash prizes to 2,119 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As of December 31, 2011, Itaú BBA offered a complete portfolio of products and services to approximately 2,600 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.

As of December 31, 2011, our corporate loan portfolio reached R$140.1 billion. Foreign currency loans were the main contributors to the growth of our loan portfolio in 2011. On a consolidated basis, we had total outstanding foreign-currency loans of R$42.0 billion as of December 31, 2011, an increase of R$14.2 billion compared to December 31, 2010. In investment banking, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$11.6 billion and securitization transactions that amounted to R$3.5 billion in Brazil in 2011. According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2011 with a 28.9% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market. In the international debt markets, Itaú BBA acted as joint bookrunner in issuances of US$ 3.1 billion of debt securities in 2011, earning the second place in Bloomberg of Brazilian-based corporate issuers including sovereign issuers. With respect to equity issuances, Itaú BBA coordinated public offerings that totaled R$13.5 billion in 2011, and ranked first in ANBIMA’s origination rankings in Brazil, with 31.8% of the market share in Brazil in 2011.

In addition, Itaú BBA advised 38 merger and acquisition transactions with an aggregate deal volume of R$22.8 billion in 2011, ranking second in Brazil based on net debt of target according to Thomson.

During 2011, Itaú Corretora acted as a broker dealer for transactions totaling R$191.4 billion on shares on the BM&F Bovespa for individual, institutional, foreign and company clients. During 2011, Itaú Corretora was in fifth place in the ranking of brokerages, with a 5.9% market share. Also, Itaú Corretora finished 2011 with a 7.9% market share and 100.7 million negotiated contracts on the Futures market, an increase of 21.4% when compared with 2010. See “— Commercial Banking — Brokerage”.

Itaú BBA has a strong and evident commitment to environmental and social management that dates back to 2000 when Itaú BBA created its environmental management system. In 2004, Itaú Unibanco adopted the Equator Principles, being the first financial institution from emerging markets to adopt criteria to assess financing from a social and environmental perspective of risk. The Equator Principles were launched in 2003 and there are currently 73 financial institutions that have voluntarily committed themselves to incorporating the Equator Principles into project financing deals worth US$10 million or more. Itaú Unibanco’s project finance deals, as defined by Basel II, conducted by Itaú BBA, must comply with the Equator Principles criteria. In 2011, six project finance deals were assessed using Equator Principles criteria representing about R$5.1 billion in total investment and approximately R$1.5 billion on Itaú BBA’s share.

In addition to adopting the Equator Principles, Itaú Unibanco, represented by Itaú BBA, plays a leading role in the Equator Principles Steering Committee and Update Review Process Working Groups, having occupied the position of Chair of the Steering Committee from September 2008 until March 2010. As a consequence of its outstanding performance in sustainability, Itaú Unibanco was elected Sustainable Bank of The Year by FT/IFC Sustainable Finance Conference and Awards in 2011.

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In 2007, Itaú Unibanco approved its first institutional Social and Environmental Risk Policy for credit deals and updated the policy in 2011. Itaú BBA, in compliance with the new policy, developed its own Social and Environmental Risk Policy for credit deals in order to address its clients’ needs.

Itaú BBA has a multidisciplinary team responsible for social and environmental risk assessment in credit deals and for developing business opportunities including promoting sustainable products and green lines. In addition, in 2011, in order to develop Itaú BBA’s capacity in dealing with social and environmental themes, the members of the environmental and social risk analysis team underwent 400 hours of training on biodiversity, sustainability in hydropower projects, legal environmental issues, social and environmental issues on oil and gas industry, among others. Itaú BBA’s team attended and made presentations at events with Inter-American Development Bank, United Nations Environment Programme Finance Initiative and other financial institutions, such as the International Finance Corporation.

Itaú BBA focuses on the following products and initiatives in the international business unit: (1) structuring long-term, bilateral and syndicated financing; and (2) spot foreign exchange (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$71.4 billion in volume in 2011.

In August 2011, Itaú BBA was recognized by Institutional Investor magazine for the second consecutive year as the best research team in Brazil and for the first time as the best sales team in Latin America. Institutional Investor also recognized the investor relations’ team as the best in five out of eight categories of “Latin America Investor Relations Perception”. In January 2012, Latin Finance awarded Itaú BBA as the “Best Investment Bank for Brazil” for 2011.

In October 2011, Itaú BBA was also recognized for the fourth consecutive year as “Domestic Cash Management Provider in Brazil” by Euromoney magazine.

Consumer credit

Vehicle Financing

As of December 31, 2011, our portfolio of vehicle financing, leasing and consortium lending consisted of approximately 3.9 million contracts, of which approximately 71.5% were non accountholder customers. The personal loan portfolio relating to vehicle financing, leasing and the National Industrial Finance Authority (Financiamento de Máquinas e Equipamentos or “FINAME”) grew 1% to R$64,871 million in 2011 as compared to 2010, representing a market share in Brazil of approximately 33.1% as of December 31, 2011.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, as of December 31, 2011, we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance vehicles through 13,532 dealers as of December 31, 2011. Sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyses the credit quality and amount of business provided by each vehicle dealer. We usually grant credit approvals within 8 minutes, depending on the credit history of the customer. Approximately 77.9% of our credit approvals in 2011 were made instantaneously because we have developed scoring models that permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance. Currently, all of the applications are processed through the Internet, conferring more security and agility to the process of concession of credit, for the dealers, customers and us.

The truck financing division grew 25% in 2011 as compared to 2010, reaching R$8,441 million in December 31, 2011, including vehicle financing, leasing and FINAME. The financial volume of transactions relating to motorcycles reached R$1,472 million in 2011. Itaú Unibanco Holding has a partnership with MMC Automotores do Brasil Ltda. and SBV Automotores do Brasil Ltda. for exclusive financing of Mitsubishi and Suzuki brand vehicles. The financial volume of related transactions reached R$684 million in 2011, an increase of 10.9% compared to 2010. The agreement includes that Itaú Unibanco Holding will provide loans to Mitsubishi and Suzuki dealers and that dealers will offer our products and services to their customers.

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Redecard

Redecard S.A. (“Redecard”) is a multi-brand acquirer of credit, debit and benefit card transactions in Brazil. Its activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants, (resulting from sales made with credit cards), rental of point-of-sale (“POS”) terminals, check verification through POS terminals, and the capture and transmission of transactions using coupons, private-label cards and loyalty programs. As of December 31, 2011, Redecard was present in all municipalities in Brazil with electric power and telecommunication networks.

We have held 50.0% plus one share of Redecard’s capital stock since March 30, 2009, at which time Redecard became a subsidiary of Itaú Unibanco and its results were presented on a consolidated basis in our financial statements. In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, pursuant to which, beginning in the second quarter of 2010, Redecard started capturing Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations.

In 2011, Redecard’s net income was R$1.4 billion, an increase of 0.3% compared to 2010. Net Operating Revenue for Redecard in 2011 totaled R$3.6 billion, representing an increase of 6.8% from 2010 due to the capture of R$230.5 billion in transactions with credit cards and debit cards, an increase of 25.2% from 2010. The number of transactions captured and processed reached 2.8 billion, representing an increase of 22.2% from 2010. In December 2011, Redecard had 1.1 million installed POS terminals throughout Brazil.

The following table sets forth the financial volume of transactions in millions of reais and the quantity of transactions of credit and debit cards processed by Redecard in 2011 and 2010:

	Financial volume		Transactions
	2011	2010	2011	2010
	(millions of reais)		(millions)
Redecard
Credit cards	151,272	123,866	1,402	1,194
Debit cards	79,207	60,205	1,433	1,126
Total	230,478	184,071	2,835	2,320

International Operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America by gross domestic product (“GDP”), Brazil’s main trading partner and has one of the highest GDPs per capita in South America. We believe recent increases in banking penetration demonstrate that the Argentine financial system has ample growth potential. Banco Itaú Argentina’s core business is retail banking, with approximately 281,000 customers in the Argentine middle and upper-income segment as of December 31, 2011. Compared with 2010, this represents a 6.3% increase in the number of customers. As of December 31, 2011, Banco Itaú Argentina had assets of R$3,416 million, loan and leasing operations of R$2,162 million, deposits totaling R$2,599 million and shareholders’ equity of R$303 million. As of the same date, Banco Itaú Argentina had 81 branches, 201 ATMs and 22 customer site branches (“CSBs”).

Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. This acquisition increased our presence in Latin America and expanded the scope of our operations. In addition, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance. In 2011, we also entered into an agreement with MCC for the joint development of third party wealth management services. Also in 2011, we acquired the high net worth portfolio of HSBC Bank.

As of December 31, 2011, our consolidated Chilean operations had R$16,669 million in assets, R$12,537 million in loans and leases, R$10,655 million in deposits and R$1,951 million in shareholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras –SBIF), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 3.95% market share and ranked fifth in number of demand deposit accounts in the private sector, with approximately 164,000 accounts.

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Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as of December 31, 2011, accounted for 61.6% of Banco Itaú Chile’s total revenues. As of December 31, 2011, Banco Itaú Chile had 62 ATMs and 88 branches, of which 66.7% were located in Santiago. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications, private placements and securitizations. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Itaú Unibanco’s operations in Uruguay include Banco Itaú Uruguay, the main credit card issuer, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”), making Itaú Unibanco one of the leading financial operations in Uruguay. Banco Itaú Uruguay’s strategy is to serve a broad range of customers through customized banking solutions. As of December 31, 2011, Banco Itaú’s operations in Uruguay had R$4,815 million in assets, R$2,201 million in loans and leases, R$3,691 million in deposits and R$378 million in shareholders’ equity.

Banco Itaú Uruguay ranks third in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank (Banco Central del Uruguay) (“BCU”).

The retail banking business is focused on individuals and small business customers, with more than 181,500 customers as of December 31, 2011. The core branch network is located in the metropolitan area of Montevideo with 17 branches. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó, Salto, Paysandú y Mercedes. Banco Itaú Uruguay has a leading position in the debit card segment of private banks in Uruguay with 18.5% market share as of December 31, 2011, according to BANRED, and a leading role as a credit card issuer (mainly Visa), with a 28.5% market share as of December 31, 2011 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a dedicated regional service (for both resident and non-resident customers), offering a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 40.1% market share based on the aggregate amount of credit card purchases in Uruguay as of December 31, 2011, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issuance of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 405,000 customers, and a network of 21 branches, as of December 31, 2011.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2011, it had approximately 231,000 customers, managed US$1,280 million in pension funds, with a market share of 16.5%, according to the BCU.

Banco Itaú Paraguay

Banco Itaú Paraguay S.A. (“Banco Itaú Paraguay”), formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. Banco Itaú Paraguay has experienced significant growth since 1999, expanding the variety and quality of its services across the country. As of December 31, 2011, Banco Itaú Paraguay had 27 branches, approximately 295,000 customers and 204 ATMs.

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Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on the payroll customers. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past seven years. As of December 31, 2011, Banco Itaú Paraguay had R$3,725 million in total assets, including R$2,364 million in loans and leases and R$2,665 million in deposits.

Banco Itaú Paraguay is also recognized by launching innovative products and services. It provides its customers several products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Itaú Colombia

In March 2012, we obtained the approval from the regulatory bodies of Colombia to open a local representative office of Itaú BBA. Our target market in Colombia is composed of institutional investors and large companies in Brazil. The products portfolio will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets. This is another step that we took in the process for expanding our investment banking operations abroad and strengthening our operations in Latin America.

Banco Itaú BBA International

Banco Itaú BBA International, is a Portuguese-chartered bank controlled by Itaú Unibanco Holding. Banco Itaú BBA International focuses mainly on two lines of business:

•	Corporate & Investment Banking — This segment supports the financial needs of companies with international presence and operations and is an important player in the segment of international financial operation associated with trading finance and investment relations between Latin America and Europe. The various services provided include the origination of structured financing and risk hedge operations, including exchange rate and interest rate derivatives, particularly involving European parent corporations of companies in Latin America, the financing of exports among Itaú Unibanco’s best corporate clients and European companies, advisory and financing services to European companies investing in Latin America, and also to Latin American companies undergoing internationalization processes. This segment includes also all the activities conducted by Itaú Unibanco Group in the financial, capital and derivative markets, both to meet the needs for financing other activities of Itaú Unibanco Group and to develop financial intermediation activities and management of its assets. These activities involve funding and applications in interbank markets, the issue of debt securities and structured funding products, intermediation (creation and distribution) of debt securities for clients, particularly large companies and groups, clients of Itaú Unibanco Group, investment and trading securities, derivatives and structured products, with institutional investors and corporate clients.

•	Private Banking — The international Private Banking business is conducted by Banco Itaú Europa Luxembourg, Banco Itaú Europa International, Itaú Bank & Trust Bahamas and Banco Itaú Suisse. This segment offers financial and asset management services for customers with high purchasing power by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. As part of our strategy, we are scaling down our Luxembourg activities and the private bank operations currently performed in Luxembourg will gradually be transferred to Switzerland.

As of December 31, 2011, Banco Itaú BBA International had R$14,895 million in assets, R$7,419 million in loans and leases, R$6,193 million in deposits and R$1,329 million in shareholders’ equity.

Banco Itaú BBA International’s corporate banking business offers several products, such as credit, derivatives and advisory services for European companies with Latin American subsidiaries.

The private banking business provides financial and asset management services to our Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. Assets under management of the private banking business amounted to R$23,456 million as of December 31, 2011.

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All of our transactions with Banco Itaú BBA International and its subsidiaries are on an arm’s-length basis.

Other International Operations

Our other international operations have the following objectives:

(1)	Support our customers in cross-border financial transactions and services:

The international units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, Cayman Islands, and Uruguay, as well as through Banco Itaú Argentina and Banco Itaú Chile.

Also among our international units, Itaú Unibanco Tokyo branch offers a portfolio of services and products that satisfy the banking needs of Brazilians living in Japan.

(2)	Manage proprietary portfolios and raise funds through the issuance of securities in the international market:

Funds rising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd. (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands.

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA’s Nassau branch.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

(3)	Participate in the international capital markets as dealers:

Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 176 listed companies in Brazil, Mexico, Chile, Colombia, Peru and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

(4)  In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

As of December 31, 2011, our trade finance portfolio accounted for US$13,034 million, of which US$9,983 million was export related (both pre-export and post-export financing). Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated. Our import financing business accounted for US$3,051 million as of December 31, 2011. For the year ended December 31, 2011, our total volume of foreign exchange transactions related to exports was approximately US$27,060 million and our total volume of foreign exchange transactions related to imports was approximately US$28,457 million.

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b) Revenue arising from each segment and its proportion of the Issuer’s net revenue

Operations

The table below presents income from financial operations before loan losses and fee and commission income data for each of our three business units, and such income and fees classified under market and corporate , for each of the years ended December 31, 2011, 2010 and 2009.

(in millions of R$)
	Year ended December 31
	2011	2010	2009

Commercial banking	42,852	36,231	32,465
Income from financial operations before loan losses	31,937	26,985	24,247
Fee and commission income	10,915	9,246	8,218
Itaú BBA	6,403	6,562	5,566
Income from financial operations before loan losses	4,280	4,630	4,075
Fee and commission income	2,123	1,932	1,491
Consumer credit	14,075	14,809	16,270
Income from financial operations before loan losses	8,356	9,044	10,767
Fee and commission income	5,719	5,765	5,503
Market and corporate (1)	2,995	4,171	6,987
Income from financial operations before loan losses	2,686	3,989	7,027
Fee and commission income	309	182	-40
Total	66,307	61,748	61,288
Income from financial operations	47,259	44,648	46,116
Fee and commission income	19,048	17,101	15,172

(1) Market and corporate includes the results related to the trading activities in our proprietary portfolio, trading related to currency management interest rate and other market risk factors, gap management and arbitrage opportunities in domestic and foreign markets. It also includes the results associated with financial income from the investment of our excess capital.

We mainly carry out our business activities in Brazil and we do not break down our revenues geographically region within Brazil. Our revenues consisting of income from financial operations before loan losses, fee and commission income and insurance premiums, income on private retirement plans and capitalization plans are divided between revenues earned in Brazil and abroad. The information in the table below presents revenue for each of the years ended December 31, 2011, 2010 and 2009 and is present after eliminations upon consolidation.

(In millions of Reais)
	2011	2010	2009

Income from loans and leases	47,259	44,648	46,116
Brazil	44,042	42,356	44,188
Abroad	3,217	2,292	1,927
Fee and commission income	19,048	17,101	15,172
Brazil	18,144	16,205	14,476
Abroad	904	896	696
Insurance premiums, income on private retirement plans and on capitalization plans	2,714	2,100	2,432
Brazil	2,684	2,084	2,412
Abroad	31	16	20

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The table below presents revenues abroad by business units for each of the years ended December 31, 2011, 2010 and 2009:

(In millions of Reais)
	Year ended December 31
	2011	2010	2009

Commercial banking	3,081	2,467	2,117
Argentina(1)	244	169	185
Chile(2)	444	500	443
Uruguay(3)	166	135	73
Other companies abroad(4)	2,227	1,663	1,416
Itaú BBA	968	656	412
Other companies abroad(4)	968	656	412
Itaú Unibanco – Credit card	103	105	114
Argentina(1)	20	22	21
Chile(2)	17	18	14
Uruguay(3)	66	65	79

(1) Includes Banco Itaú Argentina S.A, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(2) Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañia de Seguros de Vida S.A.

(3) Includes ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(4) Includes Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau branches; Banco Itaú-BBA S.A – Nassau branch; Itaú Unibanco Holding S.A - Grand Cayman branch and Unibanco Grand Cayman branch; only as of December 31, 2010, Banco Itaú BBA S.A. - Uruguay branch; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg; Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc. (formerly known as Itaú USA Inc.), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A. and Garnet Corporation.

c) Income or losses arising from the segment and its proportion of the issuer’s net income or loss

(In millions of Reais)
	ITAÚ UNIBANCO
2011	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATE (1)	ITAÚ UNIBANCO

Managerial financial margin	31,584	4,896	8,356	4,801	49,601
Financial margin with customers	32,600	4,896	8,356	-	45,816
Financial margin with the market	-	-	-	3,785	3,785
Financial margin with the Corporation	(1,016)	-	-	1,016	-

Result of loan losses	(9,498)	(134)	(4,270)	(521)	(14,424)
Allowance for loan losses	(13,844)	(266)	(5,270)	(531)	(19,912)
Recovery of credits written off as losses	4,346	132	1,000	10	5,488

Gross income from financial operations	22,086	4,762	4,086	4,279	35,177

Other operating income/(expenses)	(10,715)	(857)	(2,136)	(120)	(13,862)
Banking services fees	10,915	2,123	5,719	308	19,048
Operating result of insurance, private retirement plans and capitalization plans	2,728	(0)	(13)	(1)	2,714
Non-interest expenses	(22,226)	(2,523)	(6,929)	(925)	(32,587)
Tax expenses for ISS, PIS and COFINS	(2,596)	(341)	(952)	50	(3,839)
Equity in earnings of affiliates	(43)	6	-	448	410
Other operating income	507	(122)	40	-	393

Operating income	11,371	3,906	1,950	4,160	21,316

Non-operating income	126	29	(10)	47	191

Income before tax and profit sharing	11,497	3,935	1,940	4,206	21,507
Income tax and social contributions	(3,843)	(1,294)	(479)	(245)	(5,861)
Profit sharing	(91)	(76)	(17)	(8)	(192)
Minority interests	-	-	-	(885)	(814)

Recurring net income	7,563	2,565	1,445	3,069	14,641

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(In millions of Reais)
	ITAÚ UNIBANCO
2010	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATE (1)	ITAÚ UNIBANCO

Managerial financial margin	27,068	4,601	9,044	3,356	44,050
Financial margin with customers	26,649	4,601	9,044	(255)	40,020
Financial margin with the market	-	-	-	4,029	4,029
Financial margin with the Corporation	418	-	-	(418)	-

Result of loan losses	(7,914)	186	(3,754)	(2)	(11,484)
Allowance for loan losses	(10,807)	(182)	(4,702)	(2)	(15,693)
Recovery of credits written off as losses	2,893	368	948	-	4,209

Gross income from financial operations	19,153	4,787	5,291	3,354	32,566

Other operating income/(expenses)	(10,276)	(837)	(1,694)	(557)	(13,390)
Banking services fees	9,246	1,932	5,765	182	17,101
Operating result of insurance, private retirement plans and capitalization plans	1,857	0	254	(12)	2,100
Non-interest expenses	(19,715)	(2,242)	(6,829)	(992)	(29,772)
Tax expenses for ISS, PIS and COFINS	(2,139)	(388)	(969)	(274)	(3,770)
Equity in earnings of affiliates	20	(6)	-	409	423
Other operating income	456	(133)	85	131	528

Operating income	8,877	3,949	3,597	2,798	19,176

Non-operating income	20	51	(1)	10	81

Income before tax and profit sharing	8,897	4,001	3,596	2,808	19,256
Income tax and social contributions	(2,519)	(1,035)	(1,056)	(497)	(5,106)
Profit sharing	(99)	(124)	(26)	(12)	(261)
Minority interests	2	-	-	(914)	(866)

Recurring net income	6,281	2,842	2,514	1,386	13,023

(In millions of Reais)
	ITAÚ UNIBANCO
2009	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATE (1)	ITAÚ UNIBANCO

Managerial financial margin	24,222	4,075	10,767	3,688	42,748
Financial margin with customers	22,289	4,075	10,767	-	37,127
Financial margin with the market	-	-	-	5,621	5,621
Financial margin with the Corporation	1,933	-	-	(1,933)	-

Result of loan losses	(8,856)	(1,150)	(5,786)	1,626	(14,165)
Allowance for loan losses	(10,410)	(1,174)	(6,442)	1,626	(16,399)
Recovery of credits written off as losses	1,554	24	656	-	2,234

Gross income from financial operations	15,366	2,925	4,981	5,314	28,583

Other operating income/(expenses)	(9,452)	(704)	(1,859)	(990)	(13,010)
Banking services fees	8,165	1,491	5,557	(40)	15,172
Operating result of insurance, private retirement plans and capitalization plans	2,237	1	82	111	2,431
Non-interest expenses	(18,400)	(1,793)	(6,658)	(1,024)	(27,877)
Tax expenses for ISS, PIS and COFINS	(1,954)	(287)	(1,014)	(214)	(3,468)
Equity in earnings of affiliates	32	1	-	178	209
Other operating income	467	(117)	173	(1)	521

Operating income	5,914	2,221	3,122	4,324	15,572

Non-operating income	117	(12)	(51)	14	68

Income before tax and profit sharing	6,031	2,209	3,071	4,338	15,640
Income tax and social contributions	(1,556)	(419)	(853)	(1,254)	(4,081)
Profit sharing	(90)	(78)	(13)	(23)	(205)
Minority interests	(1)	-	-	(871)	(864)

Recurring net income	4,383	1,712	2,204	2,190	10,491

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) The characteristics of the production process

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b) The characteristics of the distribution process

c) The characteristics of the markets in which the segment operates, in particular:

I – Share in each of these markets

II – State of competition in the markets

d) Any seasonality

e) The main inputs and raw materials, including details of:

I - Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation

II - Any dependence on a limited number of suppliers

III – Any volatility in the suppliers’ prices

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and CSBs, which are banking service centers located on corporate customers’ premises.

The following table provides information relating to our branch network, costumer site branches and ATMs as of December 31, 2011 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,606	878	27,810
Itaú Personnalité	214	3	454
Itaú BBA	9	—	—
Total in Brazil	3,829	881	28,264
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	81	22	201
Chile	88	—	62
Uruguay	43	1	38
Paraguay	27	8	204
Total	4,072	912	28,769

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2011:

Region	Branches	CSBs	ATMs
South	639	119	3,942
Southeast	2,531	614	19,994
Center-west	294	66	1,686
Northeast	287	50	2,053
North	78	32	589
Total in Brazil	3,829	881	28,264

Branches

As of December 31, 2011, we had a network of 3,829 full service branches throughout Brazil, with 79.8% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

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Customer Site Branches

As of December 31, 2011, we operated 881 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2011, we operated 28,264 ATMs throughout Brazil. Our customers may conduct almost all account, related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2011, there were 139 multiple-service banks, 20 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As of December 31, 2011, these banks accounted for 42% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As of December 31, 2011, Banco do Brasil S.A. (“Banco do Brasil”), BNDES, and Caixa Econômica Federal (“CEF”), ranked first, fourth and fifth in the banking sector, respectively, accounting for 41.8% of the banking system’s total assets.

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The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets.

	As of December 31, 2011(*)
	In billions of R$	% Total Assets
Banco do Brasil(**)	935.0	19.1
Itaú Unibanco Holding	815.2	16.6
Bradesco	666.3	13.6
BNDES	603.7	12.3
CEF	511.0	10.4
Banco Santander	431.8	8.8
HSBC	146.6	3.0
Banco Votorantim	115.4	2.4
Safra	87.7	1.8
BTG Pactual	58.2	1.2
Citibank	57.8	1.2
Banrisul	37.8	0.8
Credit Suisse	30.4	0.6
JP Morgan Chase	29.4	0.6
Others	380.1	7.7
Total	4,906.40	100.0

(*) Based on banking services, excluding insurance and pension funds.

(**) Includes the consolidation of 50.0% of Banco Votorantim S.A. , based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim S.A..

Source: Central Bank, 50 Largest Banks and Consolidated Financial System (December 2011).

With the Association and establishment of Itaú Unibanco Holding, new business opportunities arose in the domestic market, in which economies of scale have become crucial for competition. Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 15.8% based on total loans as of December 2011, positioning us in second place in the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 27.2% of the Brazilian market share as of December 2011.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, with average growth of 21.5% over the last three years, as of December 31, 2011, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander.

In Brazil, credit card companies are increasingly adopting alliances and co-branding strategies and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management

The asset management industry in Brazil has grown in recent years but is still dominated by activities of commercial banks that offer fixed-income funds to the customers of retail banks. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes large and well-established banks such as Banco do Brasil and Bradesco as well as several other participants such as CEF, HSBC and Banco Santander.

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Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are Bradesco, Banco do Brasil (in partnership with Mapfre), CEF, Banco Santander (in partnership with Zurich) and other related companies. As of December 31, 2011, this industry consisted of approximately 116 insurance companies of various sizes, including 29 conglomerates and 54 independent companies. The Porto Seguro Alliance resulted in gains in scale and efficiency. As a result of our 30.0% ownership interest in Porto Seguro, we had insurance premiums as of December 2011, making up a 13.4% share of the Brazilian market.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Santander Brasil.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namely Banco Citibank S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., HSBC, Banco JP Morgan S.A., Banco Morgan Stanley S.A. and Banco Santander.

Itaú BBA also has a leading position in the cash management market, where its main challengers are Banco do Brasil, Banco Santander and Bradesco. In 2011, Itaú BBA received the “Domestic Cash Management Provider in Brazil” award from Euromoney, for the fourth consecutive year.

In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco and Banco BTG Pactual S.A. In 2011, Itaú BBA ranked in the top-one or two positions equity capital markets, debt capital markets and mergers and acquisitions.

Real Estate Financing

The main player in the Brazilian real estate market is CEF, a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. This position is reinforced with the “Minha Casa, Minha Vida” federal program, which is responsible for the construction and financing of one million low income homes and for which CEF is the main operator. There are also two important private bank competitors: Banco Santander and Bradesco. Banco do Brasil, another government owned bank, is also becoming an important player in this market.

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions over the Christmas period and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

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7.4. Identify whether there are clients that are responsible for more than 10% of the Issuer’s net revenue, stating:

a) Amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, other credit operations and the securities transactions of companies and financial institutions:

(In millions of R$)
	As of December 31,
	2011		2010		2009
Loan, lease and other credit operations, and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	4,516,385	1.0	4,436,216	1.2	3,351,437	1.1
20 largest debtors	49,679,952	11.3	44,697,920	11.9	34,875,013	11.3
50 largest debtors	80,560,182	18.4	69,990,469	18.7	55,367,738	18.0
100 largest debtors	104,000,316	23.7	92,206,387	24.6	73,494,272	23.9

(*) The amounts include endorsements and guarantees

7.5. Describe the effects of state regulation on the Issuer’s activities, specifically commenting on:

a) The need for governmental permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on May 22, 1944, the Issuer obtained a permit for operating as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

REGULATION AND SUPERVISION

The following regulation relates to the Brazilian financial system and Banking sector, unless stated otherwise. The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the “Banking Reform Law”. The Banking Reform Law regulates the national financial system, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies promoting economic and social development, as well as for the operation of the financial system. This law confers on the CMN powers to set loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank for the issue of banknotes and the setting of reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

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Principal Regulatory Agencies

The CMN

The CMN, the highest authority responsible for monetary and financial policies in Brazil, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is chaired by the minister of finance and includes the minister of budget planning and management and the president of the Central Bank. The CMN is authorized to regulate the credit operations which Brazilian financial institutions are engaged in, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian saving and investment policies and to regulate the Brazilian capital markets. In this regard, the CMN also oversees the activities of the Central Bank and the CVM.

The Central Bank

The Central Bank is responsible for implementing the policies established by the CMN, related to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil subject to ratification by the Brazilian senate, to perform his duties for an indefinite term. Since January 2011, the president of the Central Bank has been Mr. Alexandre Antônio Tombini.

The CVM

The CVM is the body responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework determined by the CMN. The CVM also regulates its participants, such as companies whose securities are traded on the Brazilian securities markets, investment funds, investors, financial intermediaries and others such as securities custodians, asset managers, independent auditors, securities analysts and consultants.

SUSEP

The Superintendence of Private Insurance (“SUSEP”), a body subject to the Ministry of Finance, established by Decree Law No. 73, of November, 21, 1966, is responsible for the supervision and control of the insurance, open private pension plans, capitalization and reinsurance businesses in Brazil.

CNSP

The National Private Insurance Council (Conselho Nacional de Seguros Privados or “CNSP”), also established by Decree Law No. 73/66, regulates (together with SUSEP) the insurance, open private pension plans, capitalization and reinsurance businesses in Brazil. The CNSP is chaired by the Minister of Finance or his representative and includes the superintendent of private insurance and representatives of the Ministry of Justice, the Ministry of Social Welfare, the Central Bank and the CVM.

Principal Limitations and Restrictions on Financial Institutions

Under Brazilian banking laws and regulations, financial institutions may not:

•	Operate in Brazil without the prior approval of the Central Bank and carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

•	Invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking business unit of a multiple-service bank or through an investment bank;

•	Own real estate unless the institution occupies that property. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and

•	Lend more than 25.0% of their capital calculated in accordance with CMN Resolution No. 3,444 as the basis for their regulatory capital to any single person or group.

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Special provisions relating to capital composition

Financial institutions may be organized as subsidiaries of foreign companies or companies of which the capital stock is composed of shares with or without voting rights, given that shares without voting rights may not represent more than 50% of capital.

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions devoted to fostering economic development, primarily with respect to the agricultural and industrial sectors. State development banks act as independent regional development agencies in addition to performing commercial banking activities. In the last decade, several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

•	Banco do Brasil, which is a federal government-controlled bank. Banco do Brasil provides a full range of banking products to the public and private sectors;

•	BNDES, which is the federal government-controlled development bank primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, including to industrial companies, either directly or indirectly through other public and private sector financial institutions;

•	CEF, which is a federal government-controlled multiple-service bank. CEF is involved principally in deposit-taking, savings accounts and the provision of financing for housing and urban infrastructure; and

•	Other federal public sector development and multiple-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance. As of December 31, 2011, there were 578 financial institutions operating in the private sector, including:

•	Commercial banks — approximately 19 private sector commercial banks engaged in wholesale and retail banking, being particularly active in demand deposits and lending for working capital purposes

•	Investment banks — approximately 14 private investment banks engaged primarily in time deposits, specialized lending, and securities underwriting and trading, and

•	Multiple-service banks (bancos múltiplos) — 137 private sector multiple-service banks providing, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate financing.

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank. Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or in any transaction resulting in a change of control of a financial institution. Finally, any acquisition or increase in direct or indirect equity investment by financial institutions in any company located in Brazil must also authorized in advance by the Central Bank, except in the case of (i) interests that are typical of investment portfolios maintained by investment banks, development banks, development agencies and multiple-service banks with investment or development portfolios and (ii) interests of a temporary nature that are not recorded in permanent assets and that are not consolidated in accordance with the regulation in effect. The Central Bank will only admit investments in companies that perform activities that are supplementary or accessory to the activities of the investing institution.

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See also “Antitrust Regulation” item in this document. The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and mandatory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank. Publicly held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis electronically and through periodic reports and statements. A financial institution and the corporate entities or individuals which control this financial institution have a duty to make available for inspection by the Central Bank its corporate records and any other document which the Central Bank may require in order to carry out its activities.

Capital Adequacy and Leverage / Regulatory Capital Requirements

Existing Requirements

Since January 1995, Brazilian financial institutions have been required to comply with Basel I on risk-based capital adequacy, modified as described below.

In general, Basel I and Basel II require banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital includes equity capital (i.e. common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely tracks the provisions of Basel II standardized or basic approaches for credit, market and operational risks. Among the key differences between Brazilian legislation and Basel II are:

•	The minimum ratio of capital to assets determined on a risk-weighted basis is 11.0%

•	The risk-weighting assigned to certain assets and off-balance sheet exposures differs slightly from those set forth in Basel II, including a risk weighting of 300.0% on deferred tax assets other than temporary differences, and certain types of lending to individuals

•	The ratio of capital to assets of 11.0% mentioned above must be calculated according to two different methods: by consolidating only our financial subsidiaries and on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity; (ii) power to elect or dismiss the majority of the management of the invested entity; (iii) operational control of the invested company characterized by common management; and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes

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•	Since July 1, 2008, the Central Bank has required financial institutions to set aside a portion of their equity to cover operational risk based on Basel II’s guidelines on operational risk capital requirements. Itaú Unibanco Holding has opted for the Alternative Standardized Approach (ASA), which requires a financial institution to set aside 12.0% to 18.0% of its financial intermediation average gross income or a percentage of its average volume of loans, depending on the line of business, according to regulatory classification, to cover operational risks, and

•	Undisclosed or “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian laws and regulations.

For limited purposes, the Central Bank establishes the criteria for the determination of regulatory capital for Brazilian financial institutions. In accordance with those criteria established by CMN Resolution No. 3,444, the capital of the banks is divided into Tier 1 Capital and Tier 2 Capital.

Tier 1 Capital is represented by shareholders’ equity plus the balance of the credit income account and blocked deposits account in order to mitigate the capital deficiency, excluding the balance of the debt income account, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, non-realized earnings related to available-for-sale securities market value adjustments and certain tax credits in accordance with Resolution No. 3,059, as amended, established by CMN.

Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments and non-realized earnings related to available-for-sale securities market value adjustments. As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, preferred redeemable stock with original maturity of less than ten years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

Regulatory capital is represented by the sum of Tier 1 Capital and Tier 2 Capital and, together with the deductions described in Note 3 to our consolidated financial statements as of and for the year ended December 31, 2011, is taken into consideration for the purposes of defining the operational limits of financial institutions.

Basel III Framework

On December 16, 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) issued its new Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

The Basel III framework will require banks to maintain: (i) a minimum common equity capital ratio of 4.5%, (ii) a minimum Tier 1 Capital ratio of 6% and (iii) a minimum total capital ratio of 8%. In addition to the minimum capital requirements, Basel III will require a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee phased in the three basic minimum requirements first, beginning on January 1, 2013, with a longer period for banks to comply with the capital conservation buffer, the “countercyclical buffer” and other requirements, beginning on January 1, 2016.

Basel III also introduces a new leverage ratio. A supervisory monitoring period began on January 1, 2011 and a parallel semi-annual testing run period of a minimum Tier 1 Capital leverage ratio of 3% will begin in January 1, 2013 and run until January 1, 2017. Basel III will require banks to disclose their leverage ratio and its components beginning January 1, 2015.

In addition, Basel III aims to improve risk coverage by reforming the treatment of counterparty credit risk (“CCR”). Going forward, affected banks will generally, among other things, be required to determine their capital requirement for CCR using stressed inputs and be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating credit-worthiness.

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In relation to liquidity, Basel III implements a liquidity coverage ratio (“LCR”) and a net stable funding ratio (“NSFR”). The LCR will require affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a potential liquidity disruption scenario over a thirty-day period. The NSFR establishes a minimum amount of stable sources of funding a bank will be required to maintain based on the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Basel III provides for an observation period which began in 2011 and it is contemplated that the LCR and the NSFR, including any revisions, will be introduced as minimum standards beginning January 1, 2015 and 2018, respectively.

In addition, on January 13, 2011, the Basel Committee expanded on the Basel III capital rules with additional requirements, also referred to generally as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. These requirements are in addition to the criteria detailed in the Basel III capital rules outlined above. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires an instrument issued by an internationally active bank to have a provision that requires such instruments, at the option of the relevant authority, to either be written off or converted to common equity upon a “trigger event”. A “trigger event” is the earlier of: (i) a decision that a write-off, without which the bank would become non-viable, is necessary, as determined by the relevant authority; and (ii) the decision to make a public sector injection of capital, or equivalent support, without which the bank would have become non-viable, as determined by the relevant authority. The additional requirements will apply to all instruments issued after January 1, 2013. Otherwise, qualifying instruments issued prior to that date will be phased out over a ten-year period, beginning on January 1, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining the systemically important financial institutions (“G-SIFIs”) and the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements by which these additional requirements will be phased in. The assessment methodology is based on an indicator-based measurement approach. The selected indicators reflect a G-SIFI’s (i) size, (ii) interconnectedness, (iii) lack of readily available substitute or financial institution infrastructure for the services they provide; (iv) global, or cross-jurisdictional, activity, and (v) complexity, each of them receiving an equal weighting of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1% to 2.5% of risk-weighted assets to be met with Common Equity Tier 1 only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased-in in parallel with the “capital conservation” and “countercyclical” buffers between January 1, 2016 and year end 2018, becoming fully effective on January 1, 2019.

The Issuer has not been classified as a G-SIFI by the Basel Committee.

Implementation of Basel III in Brazil

On February 17, 2011, the Central Bank issued Notice No. 20,615, or Notice 20,615, containing preliminary guidance and an estimated schedule for the implementation of Basel III in Brazil. Further to Notice 20,615, on February 17, 2012, the Central Bank announced a process for public comment (“Public Hearing 40/2012”), proposing new regulations and the schedule for implementing certain aspects of the Basel III Framework in Brazil. The public comment period is 90 days, ending on May 17, 2012.

If Public Hearing 40/2012 is converted into effective regulations with no material changes, Brazilian banks’ minimum total capital ratio will be calculated as the sum of three components:

▪	Regulatory capital (patrimônio de referência)

▪	A fixed capital conservation buffer (to enhance the loss absorption ability of financial institutions), and

▪	A variable countercyclical capital buffer (to address the risk of the build-up of excess credit growth).

According to Public Hearing 40/2012, Brazilian banks’ regulatory capital will continue to comprise two tiers, Tier 1 Capital and Tier 2 Capital, and the qualification of financial instruments as Tier 1 Capital or Tier 2 Capital will be based on the ability of these instruments to absorb losses at a viable financial institution. Tier 1 Capital will be further divided into two portions: Common Equity Tier 1 Capital (common equity capital, certain regulatory adjustments and profit reserves, etc.) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank that comply with certain requirements imposed by the applicable regulation). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Tier 1 Capital or Tier 2 Capital by the date when the proposed regulations are definitively enacted by the CMN will continue to qualify as Tier 1 Capital or Tier 2 Capital, as the case may be, provided that such instruments comply with Basel III requirements as implemented by the Central Bank, including the mandatory loss absorbency provisions required under the January 13 Annex. If such instruments do not comply with these requirements as implemented by the Central Bank it is expected that these instruments will be subject to a phase-out period beginning on January 1, 2013, when 10% of the nominal value of these instruments will begin to be deducted annually from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital.

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Under the proposed regulations of Public Hearing 40/2012, capital requirements will be increased in 2017 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure (the countercyclical capital buffer), with phase-in of the modifications beginning in 2013. Capital requirements will be applied at a consolidated level (consolidado prudencial), as determined by the Central Bank. The proposed regulations define the criteria for calculation of various elements of a financial institution’s risk-weighted assets and also address which instruments will qualify as regulatory capital. As a result of the loss absorption principle outlined by the Basel III Framework, Public Hearing 40/2012 introduces the possibility of regulatory capital being comprised of securities that may be written-off under certain circumstances. Public Hearing 40/2012 also provides for the possibility that holders of such instruments subject to write-off be compensated by the issuer of the instruments with shares eligible to qualify as Common Equity Tier 1 (whereas such compensation in shares may still be subject to further legislative changes).

The following table, provided by Public Hearing 40/2012, presents the proposed schedule for implementation by the Central Bank of the new required regulatory capital ratios.

	From January 1
	2013	2014	2015	2016	2017	2018	2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1 Capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Capital Conservation Buffer	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical Capital Buffer	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Additionally, Public Hearing 40/2012 does not address leverage and liquidity ratios, as proposed by the Basel III Framework, but according to Notice 20,615, a maximum leverage ratio of 3% is expected to be required for Brazilian banks from January 1, 2018, with certain disclosure requirements applicable from January 1, 2015. A LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are also expected to apply to Brazilian banks from January 1, 2015 and 2018, respectively, with certain calculation and monitoring requirements applicable from January 1, 2012.

Also as part of the implementation of the Basel III framework, on June 30, 2011 the CMN enacted Resolution No. 3,988, which states that Brazilian financial institutions shall implement a capital management function compatible with the nature of their operations, the complexity of the products and services they offer, as well as with the extent of their exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to anticipate capital needs due to changes in market conditions. Financial institutions shall provide to the general public a report describing the structure of their capital management function at least on an annual basis. Financial institutions had until January 31, 2012 to appoint a director responsible for capital management function, which shall be fully implemented by December 31, 2012.

Given that the Central Bank’s current regulation on capital adequacy establishes a more stringent requirement than the internationally agreed minimal capital requirements under the Basel III Framework, as outlined above, and that Public Hearing 40/2012 proposes the full adoption of these requirements in Brazil, we anticipate that the implementation of the Basel III Framework might not have the same impacts on Brazilian financial institutions as it will possibly have on financial institutions in developed countries.

Public Hearing 40/2012 proposed regulations are not definitive, are subject to comment by market participants, may require changes in legislation and may be significantly changed by the Central Bank upon their final implementation.

In any case, until definitive rules implementing Basel III in Brazil are issued, the existing capital rules described above under “— Capital Adequacy and Leverage/Regulatory Capital Requirements” continue to be in force.

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Changes in Capital Allocation

On November 11, 2011, CMN and the Central Bank revised certain capital adequacy rules and on December 22, 2011 revised certain reserve requirement rules (see “Reserve Requirements” below).

On November 11, 2011, the Central Bank enacted Circular No. 3,563 (“Circular 3,563/11”) which amended Circular No. 3,360, of September 12, 2007, establishing certain measures to ease the capital requirements relating to certain retail transactions given the current economic scenario. Circular 3,563/11 reduced the credit risk weighting, from 150% to 75% or 100%, applicable to (i) payroll loans, (ii) secured loans for vehicle acquisition or vehicle leasing with a term of up to 60 months, (iii) other individual loans without specific purpose with a term of up to 36 months and (iv) other individual loans without specific purpose with a term longer than 60 months and entered into or renegotiated after November 11, 2011. In contrast, Circular 3,563/11 increased the credit risk weighting applicable to long-term individual loans, establishing that a 300% credit risk weighting is applicable to individual loans without a specific purpose, including payroll loans with a term longer than 60 months entered into or renegotiated on or before November 11, 2011. In addition, Circular 3,563/11 revoked the requirement of a minimum of 20% payment of the outstanding balance on credit cards which would be applicable as of December 1, 2011, maintaining the minimum payment requirement at 15% of the outstanding balance. Finally, Circular 3,563/11 authorized the deduction of provisions from benefits to be paid from financial institutions’ exposure to special purpose investment funds (Fundos de Investimentos Especialmente Constituidos – FIE) relating to pension plan funds of the type Vida Gerador de Benefício Livre - VGBL or Plano Gerador de Benefício Livre – PGBL.

Reserve Requirements

The Central Bank currently imposes several reserve requirements on Brazilian financial institutions and such reserve amounts must be deposited with the Central Bank. Reserve requirements are a mechanism to control the liquidity of the Brazilian financial system. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits.

Subsequent to the most intense periods of the global financial crisis in 2008 and 2009, the CMN and the Central Bank have enacted the following measures in order to provide the Brazilian financial system with greater stability:

•	Increases in the rate for demand deposit reserve requirements from 42.0% until July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%)

•	Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$2.5 billion, and (i) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion

•	Increase in the reserve requirement for time deposits from 15.0% to 20,0%

•	Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2.5 billion, and (iii) greater than R$5 billion has been maintained at zero

•	Limitation on deductibility from time deposit reserve requirements of certain transactions concluded before June, 11, 2011 with smaller financial institutions with consolidated Tier 1 Capital of less than R$2.5 billion (including: (x) interbank deposits with such smaller financial institutions; (y) investments in debt securities issued by such smaller financial institutions, and (z) any loan portfolio purchased from such smaller financial institutions) has been reduced from 45.0% to 36.0% of a financial institution total demand deposit reserve requirements

•	Financial bills issued by financial institutions have been exempted from reserve requirements, and

•	Creation of a cash reserve requirement for financial institutions with foreign exchange operations, effective as of April, 4, 2011, corresponding to 60.0% of the amount of daily short position taken in foreign currencies in excess of the lower of (i) the amount exceeding US$1 billion or the Tier 1 Capital, whichever is lower, or (ii) the regulatory capital of the financial institution.

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On December 22, 2011, the Central Bank issued Circular No. 3,569 (“Circular 3,569/11”), amended on February 10 by Circular No. 3,576 (“Circular 3,576/12”), consolidating and redefining the term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. The percentage of term deposit reserves eligible to earn interest will be limited to 80% beginning February 2012, 75% beginning in April 2012, 70% beginning in June 2012 and 64% beginning in August 2012. The Central Bank also (i) redefined the transactions where the counterparty is a smaller financial institution that can be deducted from time deposit reserve requirements and (ii) reduced the Tier 1 Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for the purpose of deductibility from time deposit reserve requirements. Interbank deposit transactions with a smaller financial institution for purposes of such deduction must be concluded before June 29, 2012. In addition, the reduction of time deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging between R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular No. 3,569/11.

On January 23, 2012, the Central Bank issued Circular No. 3,573, which set forth new rules regarding deductions linked to rural credit financing with agricultural funding for compulsory reserves over demand deposits. The Central Bank allowed deductions corresponding to the: (i) daily average balance of rural credit financings with agricultural funding relating to the 2012 second crop, 2012 winter crop and 2012 northeastern crop contracted between January 1, 2012 and June 30, 2012, and mandatory funds established in the Manual of Rural Lending, and (ii) daily average balance of investments in Interfinancial Deposits Linked to Rural Lending, which funds shall be used in the transactions mentioned in (i) above. Deductions for both (i) and (ii) above are limited to 5% of the requirement calculated under Circular No. 3,274, dated February 2, 2005. Financial institutions are still permitted to deduct from their demand deposit reserve requirements the amount of voluntary installments of contributions to the Brazilian federal deposit guarantee plan (Fundo Garantidor de Créditos - “FGC”).

As of December 31, 2011, we had required reserves funded in cash of R$98,053 million compared to R$85,776 million as of December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, earn interest. The significant increase in reserve amounts from December 31, 2009 to December 31, 2010 is primarily the result of the introduction of amendments by the Central Bank and the CMN to the requirements as described above and that such reserve amounts be funded entirely in cash.

Foreign Currency Exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital, in accordance with CMN Resolution No. 3,488.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN Resolution No. 2.669, the Central Bank prohibits Brazilian financial institutions, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

In accordance with the CMN Resolution No. 2,844, a financial institution, on a consolidated basis, may not extend loans or advances, grant guarantees, enter into credit derivative transactions, underwrite or hold in its investment portfolio the securities of any customer or group of affiliated customers that, in the aggregate, exceed 25.0% of the financial institution’s regulatory capital.

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Treatment of Past Due Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any. For the purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank, which are deemed necessary by the management of those financial institutions, provisions required to be made vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions.

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for purposes of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with Article 9 of Law No. 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign-currency denominated funds in the international markets (either through direct loans or through the issue of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with CMN Resolution No. 3,844. The Central Bank may establish limits on the term, interest rate and general conditions of such international loan transactions (including the issuance of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but the inflow of funds to, deriving from or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 1,800 days is subject to the IOF/FX tax, at a rate of 6.0%. However, if the average minimum term of the loan is longer than 1,800 days, the IOF/FX tax is reduced to zero. Moreover, if a loan transaction with a minimum term longer than 1,800 days is partially or completely settled before the completion of 1,800 days term, the IOF/FX tax would be 6.0%, plus interest and penalty. The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to prior registration with the Central Bank.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the shareholders’ equity of the relevant institution. There is no current limit on long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with Central Bank Circular No. 3,401, other institutions within the national financial system are not allowed to have short positions in foreign currency, although there are no limits in relation to foreign exchange long positions.

On July 8, 2011, the Central Bank enacted Circular No. 3,548, creating a cash reserve requirement for financial institutions with foreign exchange operations, effective from July 11, 2011, corresponding to 60.0% of the average amount of the last five days foreign exchange short position in excess of the lower of (i) US$1 billion or (ii) the Tier I regulatory capital of the financial institution.

On November 30, 2011, the CMN issued Resolution No. 4,033 which established new rules governing investments by Brazilian banks of foreign currency reserves held outside of Brazil. Among other changes, Resolution No. 4,033 authorized banks with regulatory capital exceeding R$5 billion to lend funds raised through external funding activities to (i) Brazilian companies, (ii) their offshore subsidiaries and (iii) foreign companies, provided that the majority of this foreign company’s voting stock belongs to a shareholder that is, directly or indirectly, an individual or legal entity resident or domiciled in Brazil. Resolution No. 4,033 also authorized banks to acquire, in the primary market, bonds issued or guaranteed by the above mentioned companies.

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On January 26, 2012, the Central Bank enacted Resolution No. 4,051, setting forth that securities brokerage firms, securities dealerships and foreign exchange brokerage firms may carry on foreign exchange transactions with clients for the prompt settlement of up to US$100,000. Furthermore, Resolution No. 4,051 establishes guidelines for granting advances on foreign exchange contracts (“ACC”) and advances on delivered commercial papers (“ACE”) relating to service export agreements, limiting them to the services indicated by the Ministry of Development, Industry and Foreign Trade. Finally, Resolution No. 4,051 generally consolidates the policies in effect regarding exports, modifying current CMN Resolution No. 3,568.

On March 1, 2012 the Central Bank of Brazil issued Circular No. 3,580, which amended Brazilian regulations on foreign exchange markets and international capital flows and established limitations on export financings. According to Circular No. 3,580, beginning on the day of its enactment, pre-payments on goods to be exported from Brazil can only be made by the importer of such goods and pre-payments can only be made for a period of up to 360 days.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which sets forth crimes against the Brazilian financial system, establishes the extension of credit by a financial institution to any of its controlling shareholders, directors or officers and certain family members of such individuals and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such a financial institution as a crime. Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the public ministry’s office.

Brazilian banking laws and regulations also impose prohibitions on the extension of credit or guarantee to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10.0% of the capital. This limitation is also applicable in respect to directors and officers of the financial institution and certain of their relatives, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside of Brazil, it must obtain the prior approval of the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	The Brazilian financial institution must have been in operation for at least six years

•	The Brazilian financial institution’s paid-in capital and shareholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300.0% of the minimum paid-in capital and shareholders’ equity required by the Central Bank regulations for commercial banks

•	The Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision, and

•	The Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.

Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch to the competent foreign authorities and begin operations within one year. Failure to fulfill these conditions may result in cancellation of the authorization.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of the directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria as set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40.0% of variable compensation must be deferred for future payment by at least 3 years and is subject to claw-backs, based on the results of the institution and the business unit during the period of deferral.

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To meet Resolution No.3,921/2010, the Company obtained on September 6, 2011, CVM authorization to carry out the private transfer of its share held in treasury to its executives and the executives of its subsidiaries, taking into consideration that in the case of the later, it was carried out directly and/or through its subsidiaries.

Then the Issuer’s shareholders, at the extraordinary shareholders’ meeting held on April 20, 2012, authorized the use of preferred shares issued by Itaú Unibanco Holding S.A. in the compensation of its executives and those of its controlled companies.

These new rules took effect on January 1, 2012 and are applicable to the compensation of directors and officers based on the services rendered during the year of 2012.

In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. At the extraordinary shareholders’ meeting held on April 20, 2012, shareholders approved the amendment to the Bylaws to establish a sole Compensation Committee for the Itaú Unibanco Conglomerate, based on CMN Resolution No. 3,921/2010. The current main duties of the Compensation Committee include: (i) discuss, analyze and supervise the implementation and operation of the existing compensation models for Itaú Unibanco and Itaú BBA (including the treasury area), recommended to the Board of Directors and their correction or improvement; (ii) propose to the Board of Directors the global compensation amount of management members to be submitted to shareholders’ meeting; (iii) evaluate and propose the compensation package of the CEO of the company for the approval from the Board of Directors; (iv) evaluate and approve the compensation packages, proposed by the CEO to the Executive Vice-Presidents of Itaú Unibanco and to the CEOs and Managing Vice-Presidents of Itaú BBA, including the fixed and variable fees, benefits and long-term incentives, being also able to evaluate the compensation packages of other management members of the Itaú Unibanco Conglomerate.

Other

On July 28, 2011 the CMN enacted Resolution No. 3,998, supplemented by Central Bank Circular No. 3,553, both effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (i) payroll loans and (ii) vehicle leases. Under Resolution No. 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (i) identification of the assignor and assignee, (ii) identification of the financial institution that granted the underlying credit, (iii) certain information with respect to the credit transaction being assigned (e.g. the identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (iv) details of the credit assignment transaction (e.g. the amounts assigned, the portion of the credit transaction subject to the assignment, the specified dates and any guarantees involved).

Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended or the Brazilian Insolvency Law, was sanctioned by the president on February 9, 2005, became effective in June 2005 and was amended in June and November 2005, and has significantly reshaped and modernized bankruptcy law in Brazil, which prior to this governed by rules originating in 1945. Among the more important innovations introduced by this law are the following: (i) the availability of reorganization arrangements that, subject to flexible statutory terms and conditions, may be structured under varying forms so as to enable a debtor deemed by its creditors to have business potential to effectively attempt to financially restructure; and (ii) in the event of bankruptcy, the priority of secured debts over tax liabilities.

While the insolvency of financial institutions remains governed by specific regimes set forth in Law No. 6,024 of March 13, 1974 and Presidential Decree No. 2.321 of February 25, 1987 (intervention, extrajudicial liquidation and temporary special administration regime, each of which is discussed in further detail below), they are subject to the Brazilian Insolvency Law, to the extent applicable, on an ancillary basis, until such time as a specific set of rules is enacted. These specific regimes are imposed by the Central Bank to avoid bankruptcy of financial institutions.

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Intervention

The Central Bank may intervene in the operations of a bank in the following circumstances:

•	if there is a material risk for creditors, resulting from mismanagement;

•	if the bank fails to remedy material violation of the Brazilian banking laws or regulations after notice of the Central Bank; or

•	if intervention is an alternative to liquidation;

Beginning on the date when is ordered, by the Central Bank, an intervention suspends actions or foreclosures related to the payable obligations of the financial institutions, prevents the early termination or maturity of obligations of the financial institution, and freezes pre-existing deposits.

The intervention may cease:

•	At the discretion of the Central Bank if the controlling shareholders or interested third parties take over the administration of the financial institution under intervention after having provided the guarantees required by the Central Bank

•	When the situation of the financial institution is regularized as determined by the Central Bank, or

•	When extrajudicial liquidation or bankruptcy of the entity is ordered by the Central Bank or by the relevant courts, respectively.

Extrajudicial Liquidation

An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

•	The debts of the financial institution are not being paid when due

•	The financial institution is deemed to be insolvent

•	The financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors

•	Management of the relevant financial institution has materially violated Brazilian banking laws or regulations, or

•	Upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with delay representing a risk to its creditors, at the Central Bank’s discretion.

Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank to carry out the intervention proceedings.

Extrajudicial liquidation (i) suspends actions or foreclosures related to the financial institution, during which time no other action or foreclosure may be commenced, (ii) accelerates the term of its obligations and (iii) interrupts the statute of limitations with regard to the obligations of the financial institution. In addition, interest ceases accruing on the obligations of the financial institution until all its obligations to third parties are duly paid.

Extrajudicial liquidation proceedings may cease:

•	At the discretion of the Central Bank if the controlling shareholder or interested third parties take over the administration of the financial institution after having provided the guarantees required by the Central Bank

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•	When the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent public registry

•	When converted to an ordinary liquidation, or

•	When the financial institution is declared bankrupt.

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration Regime (Regime de Administração Especial Temporária), or RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally. The RAET may be imposed by the Central Bank in the following circumstances:

•	The financial institution continually participates in transactions contrary to economic and financial policies established by federal law

•	The financial institution fails to comply with the compulsory reserves rules

•	The financial institution has operations or circumstances which call for an intervention

•	Illegal or management misconduct exists, or

•	The institution faces a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial condition of the institution under special administration. Although the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continue to operate in its ordinary course, the Central Bank has the authority to order corporate reorganizations of the financial institution and its subsidiaries, including changing the corporate type, merger or other types of business consolidations, spin-offs or changes of control of the financial institution under such a regime.

Repayment of Creditors in Liquidation

In the event of the extrajudicial liquidation of a financial institution or a liquidation of a financial institution under the terms of a bankruptcy proceeding, employees’ wages and related labor claims up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankruptcy estate. The FGC, a deposit insurance system, guarantees a maximum amount of R$70,000 of certain deposits and credit instruments held by an individual with a financial institution (or financial institutions of the same financial group). The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% per month, in accordance with CMN Resolution No. 3,400, as amended. The payment of unsecured credit, including regular retail customer deposits not payable under the FGC, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. Additionally, deposits and credit instruments raised outside of Brazil are not payable by the FGC, in accordance with CMN Resolution No. 3,400.

CMN Resolution No. 3,692 of March 26, 2009, authorizes financial institutions to raise funds by means of time deposits guaranteed by the FGC up to a certain amount provided that such deposits (i) have a minimum term of twelve months and a maximum term of sixty months, (ii) are not callable before their term (applicable only for deposits raised after May 2009), and (iii) are limited to an amount assessed considering bank’s Tier 1 reference net worth and the bank’s time deposits, whichever is higher, per deposit of the same bank, limited to R$5 billion. CMN Resolution No. 3,931, enacted on December 3, 2010, reduced the volume of deposits that financial institutions can accept with the guarantee granted by FGC by 20.0% every year from January 2012 to January 2016, thereby ending this guarantee by 2016.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements. The Brazilian payment and settlement system began operating in April 2002. The Central Bank and the CVM have the power to regulate and supervise this system. Pursuant to these rules, all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank. The most important principles of the Brazilian payment and settlement system are:

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•	The existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank, and deferred net settlements, through the clearing houses

•	The clearing houses, with some exceptions, are liable for the payment orders they accept, and

•	Bankruptcy laws do not affect the payment orders made through the credits of clearing houses, nor the collateral granted to secure those orders. However, clearing houses have ordinary credits against any participant under bankruptcy laws.

Foreign Banks and Foreign Investments

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have a head office offshore), as well as the acquisition of equity interests by foreign financial institutions in Brazilian financial institutions, is prohibited, except when duly authorized by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	Foreign and Brazilian investors must be treated equally, unless legislation states otherwise

•	Any foreign entity that directly owns shares of Brazilian companies must be registered with the Brazilian corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica), or CNPJ

•	Foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank

•	The Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil, and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares. Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing the non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary. For cases involving the acquisition of non-voting shares issued by Brazilian financial institutions, foreign investors must also observe the above mentioned requirements concerning registration with the Brazilian corporate taxpayer registry and with the Central Bank.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

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Audit Committee

In accordance with CMN regulations, all financial institutions that (i) have regulatory capital equal to or in excess of R$1 billion; (ii) manage third-party funds of at least R$1 billion; or (iii) hold deposits and manage third-party funds with an aggregate amount of at least R$5 billion, are required to have an in-house audit committee.

Audit committees are required to be created under an express provision in the bylaws of the respective financial institution and are required to be composed of at least three members, one of which must be a financial expert, who should rotate every five years. The members of the audit committee will only be allowed to be part of the committee again after three years following the maximum five-year office term.

Audit committee members of publicly held financial institutions may not (i) be or have been in the previous twelve months: (a) an officer of the institution or its affiliates, (b) an employee of the institution or its affiliates, (c) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution, or (d) a member of the institution’s fiscal council or that of its affiliates, and (ii) be a spouse or relative (first or second-degree relative) of the persons described in items (i)(a) or (i)(c).

Audit committee members of publicly held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than as a member of the audit committee. In the event an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, this member must opt for compensation related to only one of the positions.

Our audit committee reports to the board of directors and its principal functions are to oversee:

•	The quality and integrity of the financial statements of Itaú Unibanco Holding

•	The compliance with legal and regulatory requirements

•	The performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding

•	The performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding

•	The quality and the effectiveness of the internal controls and risk management systems of Itaú Unibanco Holding

•	Recommendations for improvements or changes to policies and procedures, and

•	Recommendations for the hiring and replacement of independent auditors to the board of directors.

According to Central Bank regulations, the audit committee is required to be a statutory body, created by a shareholders’ resolution, which is separate from the board of directors. Notwithstanding the requirement of separate corporate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company. However, Brazilian regulations permit the creation of a single committee for an entire group of companies.

Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the respective identification of the same, including:

•	Non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk

•	Fraud of any amount perpetrated by the administration of the institution

•	Relevant fraud perpetrated by entity employees or third parties, and

•	Errors that result in significant mistakes in the accounting records of the entity.

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Exemption from Audit Committee Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and annual performance evaluation of the audit committee and detailing its required responsibilities.

Brazilian banking law (Central Bank Resolution No. 3,198) requires us to have an audit committee of at least three members, and Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and Central Bank Resolution No. 3,198, the fiscal council members are elected at the annual shareholders’ meeting and the audit committee is elected by the board of directors among its members and independent members, one of whom must be a financial expert, provided that, according to our bylaws, its chairman must be also a member of the board of directors.

According to the SEC, foreign private issuers are exempt from the audit committee requirements if the issuer meets certain requirements. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act. Our audit committee, to the extent permitted under Brazilian law, performs all the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. In addition, under Brazilian law, the authority to hire independent auditors is reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the appointment of our independent auditors. Our audit committee is currently composed of five members, one of whom is also member of our board of directors.

Regulation of Independent Auditors

CMN Resolution No. 3,198, of May 27, 2004, as amended, consolidates and establishes the rules governing external audit services provided to financial institutions. In accordance with this Resolution, financial statements and financial information of financial institutions must be audited by independent auditors who are duly registered with the CVM, certified as banking analyst experts by the CFC and IBRACON, and meet certain independence requirements.

The maintenance of the banking analyst certification of the responsible partner and of the audit team members with management duties must be confirmed by (i) passing a new exam organized by the CFC and the IBRACON within a period not to exceed three years of the last approval, or (ii) performing independent audit in financial institutions and attending a continuing professional education program.

At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties must be replaced. Such former auditors may only be re-engaged after three fiscal years have passed since their prior engagement.

CMN Resolution No. 3,198 also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise, (ii) any ownership interest or any asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists, and (iii) the payment of fees representing at least 25% or more of the total annual fees of the independent auditor.

Additionally, the audited institution is prohibited from hiring partners and audit team members in management positions that were involved in the audit work for the financial institution for the past 12 months.

In connection with the audit work for the financial institution, in addition to the audit report, the independent auditor must prepare the following reports:

•	an assessment of the internal control and risk management procedures of the financial institution, including the electronic data processing system, showing any deficiencies found, and

•	a description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

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These reports, as well as working papers, mail, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian legislation, our financial statements must be prepared in accordance with Brazilian GAAP applicable to institutions authorized to operate by BACEN and other applicable regulations. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by the financial institution’s independent auditors. On January 14, 2003, CVM approved Instruction No. 381, which requires the audited institutions to disclose information on non-audit services provided by independent auditors. Should these services represent less than 5% of the fees paid to the independent audit firm, the institution is exempt from the obligation of disclosing the total amount of the fees contracted and the percentage in relation to the fees paid for the independent audit services.

In addition, CMN Resolution No. 3,786, of November 24, 2009, requires that, beginning December 31, 2010, our annual consolidated financial statements be prepared in accordance with IFRS, and disclosed accompanied by an independent audit report on such financial statements that states that the financial statements are in accordance with the IFRS.

Regulation of Presentation of Financial Statements

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes certain rules on consolidation of financial statements by financial institutions. According to this Resolution, financial institutions, except for credit unions, are required to prepare their financial statements on a consolidated basis, including investments in companies in which they hold, directly or indirectly, solely or jointly, (i) the right to nominate or designate a majority of the company’s board of directors; (ii) the right to appoint or dismiss the majority of the officers and directors of the company; or (iii) operational or corporate control. Such resolution is applied by the Central Bank to us on a group-wide basis.

Rules Governing the Collection of Bank and Credit Card Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. CMN Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through branch counters or ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch counter, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix II to such resolution. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.

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The regulation authorizes financial institutions to collect fees for the performance of specific or differentiated services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific or differentiated services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (ii) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) subscription to service packages must be through a separate contract; (iv) information given to the customer with respect a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) registration fees cannot be cumulatively charged; (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit card with certain basic services, which was classified as a prior service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% in June 2011.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time). With respect to credit cards, a minimum of 45 days notice is required for any increase or creation of fees, and such fees can only be increased after 365 days from the date of last increase. The period of 365 days is also applicable to changes in rewards or benefits program rules.

Finally, CMN Resolution No 3,919 also established that, as of March 2012, financial institutions must supply, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees, interest, late fees, fines, and other expenses charged over the preceding year with respect to any credit and leasing transactions.

Regulation of Internet and Electronic Commerce

Although Brazil does not have a comprehensive legislation regulating electronic commerce, since 2001 the legal validity of electronic documents in Brazil is ruled by Provisional Measure No. 2,200 which establishes a government controlled digital certification system, aimed at guaranteeing the authenticity, integrity and legal validity of electronic documents and ensuring the security of electronic transactions. However, there are currently several bills relating to internet and electronic commerce regulation in the Brazilian Congress. The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by CMN Resolution No. 2,953 of April, 25, 2002, allowing Brazilian residents to open deposit bank accounts by electronic means, which includes the internet, ATM machines, telephone and other communication channels. This regulation sets forth specific rules on the opening and use of bank accounts via electronic means, including: (i) requirements contained in CMN Resolution No. 2,025 for verification of the identity of the customer; and (ii) transfers of amounts are allowed only between accounts of the same accountholders or in the event of liquidation of investment products and funds, to an account of the same accountholders of the investment products/funds.

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On March 26, 2009, the CMN enacted Resolution No. 3,694 requiring that all financial institutions offering products and services to their clients through electronic means must guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

In addition, the Central Bank also permits, under CMN Resolution No. 3,919 the opening of deposit bank and savings accounts, accessed and used exclusively through electronic means. See “—Rules Governing the Collection of Bank and Credit Card Fees” above.

Anti-Money Laundering Regulations

The Brazilian anti-money laundering law (Law No. 9,613, as amended), or the AML Law, makes it a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from the following crimes: (i) illegal trafficking of narcotic substances; (ii) terrorism and terrorism financing; (iii) smuggling or trafficking weapons or munitions; (iv) extortion through kidnapping; (v) acts against Brazilian public administration; (vi) acts against the national financial system; (vii) acts conducted by a criminal organization; or (viii) acts against a foreign public administration.

The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras, or “COAF”), which is the Brazilian financial intelligence unit that operates under the Ministry of Finance. COAF has a central role in the Brazilian system of fighting against money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to the AML Law and complementary regulations enacted by the Central Bank, financial institutions must have internal controls procedures in order to:

•	identify and know their customer, which includes determining whether the customer is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners in the related transaction, if any. These records must be kept up to date;

•	compile an analysis of new products and services with respect to anti-money laundering issues;

•	maintain records of all financial services or transactions held on behalf of, or for, a customer. The record system must allow the identification of: (i) any transaction or series of transactions involving amounts that exceed R$10,000 and belong to the same customer or conglomerate in one calendar month; and (ii) operations that reveal a pattern of activity that suggests a scheme to avoid identification;

•	pay special attention to (i) unusual transactions, or proposed transactions, related to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs, persons from countries with which Brazil has a high number of financial and commercial transactions or countries bordering Brazil or with ethnic, linguistic or political ties to Brazil; (iii) evidence of fraud in customer or transaction identification; (iv) customers or transactions involving unidentifiable beneficial owners; (v) operations originated from or destined to countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions must have enhanced monitoring programs, check if a certain customer or transaction must be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer;

•	report suspicious transactions to COAF, including all cash transactions equal to or above R$100,000, which must be reported automatically in the same day of transaction;

•	keep the records referred to above for at least five years or ten years, depending on the nature of information, even after ending a customer relationship or closing a transaction; and;

•	define criteria for employee hiring and maintain an employee anti-money laundering training.

Non-compliance with any of the obligations indicated above subjects the financial institution and its managers to penalties varying from fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$200,000) to rendering its managers ineligible for the exercise of any functions in financial institutions and the revocation of the financial institution’s license to operate.

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Politically-Exposed Persons

PEPs are public agents who occupy or have occupied a relevant public function (for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials), over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their family members and close associates. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval of a more senior staff member than otherwise would be authorized to approve relationships, such as executive officers, prior to establishing any relationship with those individuals. They must also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all the suspicious transactions to COAF.

Banking Secrecy

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; (iv) the provision by financial institutions and credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to a criminal or other unlawful act; (v) as otherwise expressly allowed by Supplementary Law No. 105 of January 10, 2010; and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

Finally, a breach of bank confidentiality may be ordered by judicial authority when necessary to investigate any torts or crimes. With the exception of instances permitted by Supplementary Law No. 105 and other instances permitted by judicial order, a breach of bank confidentiality is a crime punished by one to four years of confinement, and fine.

The Consumer Defense Code and Banking Client Protection Regulation

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor, or the “CDC”) was enacted to establish rules for consumers’ protection and governs the relationship between product and service providers and consumers. After a long controversy over the extent to which CDC applies to financial services, the Brazilian Supreme Court decided in a final judgment that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank focused their regulation and supervisory role to issues that are specific to financial services, which includes: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsmen officer (CMN Resolution No. 3,849); (ii) early liquidation of loans (CMN Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions (CMN Resolution No. 3,517); (iv) liability prevention and control in financial transactions (CMN Resolution No. 3,694); (v) collection of bank fees and commissions (CMN Resolution No 3,919).

Besides the banking client protection regulation enforced by CMN and the Central Bank, the basic consumer rights guaranteed by the CDC regarding the relationship between financial institutions and their clients include: (i) the imposition of a reverse burden of proof in court; (ii) financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect against abusive practices; (iii) financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services; (iv) financial institutions are liable for any damages caused to their customers by misrepresentations in their publicity or information provided; and (v) interest charges in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts.

With respect to consumer’s rights, Decree No. 6,523/2008 directed the CDC to establish general rules on Customer Service Assistance (Serviço de Atendimento ao Consumidor, or “SAC”), by phone for information, clarification of doubts, complaints, and agreements regarding suspension or cancellation, and Law No. 11,785 amended CDC’s article 54 to define that in adhesions agreements, the font size may not be smaller than a size 12.

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Antitrust Regulation

A new Brazilian Antitrust law (Law No 12,529) was enacted on November 30, 2011 and will become effective with respect to transactions consummated on or after May 30, 2012. According to the new regime, transactions resulting in economic concentration must be previously submitted to CADE for approval if any of the parties had, in the last fiscal year, gross revenues of R$400 million or more and the other party had gross revenues of R$30 million or more in the same period. The closing of a transaction before its approval by CADE will subject the parties to fines ranging from R$60,000 to R$60 million. The prior approval requirement set forth in new law may delay the closing of transactions that we submit to CADE after the new law comes into effect.

Financial conglomerates submit merger and acquisitions transactions in various industries, including the insurance and pension plan industries, to CADE for approval. Merger and acquisition transactions in the banking industry, however, must be submitted to the Central Bank, as financial institutions depend on the approval of the Central Bank in order to merge with or acquire another financial institution. The process for the analysis of these transactions by the Central Bank was recently regulated by Circular No. 3,590 published on April 26, 2012.

The exclusive authority of the Central Bank to review and approve merger and acquisition transactions involving financial institutions was confirmed in August, 2010, by the Superior Court of Justice, in a decision still subject to further review. Although the outcome of this case will not automatically become a binding precedent for financial institutions in general, an overruling of this decision could nevertheless make it advisable for financial institutions to submit any merger or acquisition transactions in the banking industry to the SBDC, in addition to the submission of such transactions to the Central Bank.

Asset Management Regulation

Asset management is regulated by the CMN and the CVM. CMN and CVM regulations stipulate that institutions must segregate their asset management activities from their other activities.

Certain investment funds within the asset management industry, such as private equity investment funds are also regulated by ANBIMA, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

Investment funds are subject to the regulation and supervision of the CVM and are managed by companies authorized by the CVM to manage investment fund portfolios. Investment funds may invest in instruments available in the financial and capital markets, including fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of the fund is included.

According to CVM Instruction No. 409, of August 18, 2004, as amended, investment funds may be classified as (i) short term funds, (ii) referenced funds (iii) fixed income fund, (iv) stocks funds, (v) exchange funds, (vi) external debt funds, and (vii) multi-market funds.

Investment funds are subject to certain restrictions with respect to the composition of their portfolios and the classification of their investors, including, among other things, restrictions on the types of securities, financial assets and operations, limits per issuer and limits by type of financial assets. Such restrictions are set forth in CVM regulations.

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives. Pursuant to such regulations, fund managers must mark their securities to market, hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.

The CVM has also enacted rules to regulate private equity funds, credit rights investment funds, real estate investment funds and other specified investment funds. The rules of CVM Instruction No. 409 are applicable to each and every investment fund registered with the CVM to the extent they are not contrary to the provisions of specific rules applicable to such funds.

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Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended by Ordinance No. 564, of November 3, 1978, of the Ministry of Finance and the regulations issued thereunder by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.

Law No. 6,099, as amended, sets forth the general guidelines for the tax treatment of leasing transactions and provides that all leasing transactions are subject to the control and supervision of the Central Bank according to the standards established by the National Monetary Council. CMN Resolution No. 2,309 provides the types of leasing, the legal requirements of a leasing contract and other relevant guidelines applicable to the product. The Ministry of Finance’s Ordinance No. 564 establishes the loss/profit recognition, for purposes of taxation of leasing transactions, and, in particular, establishes that the guaranteed residual amount of a leasing transaction is the value contractually guaranteed by the leaseholder as a minimum that will be received by the lessor after the sale of the leasehold item to a third-party, if the purchase option is not exercised. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

Taxation

We describe below the main corporate taxes that may impact financial transactions entered into by companies of the Itaú Unibanco Group, as well as a description of the main taxes on financial transactions. For more detailed analyses and understanding of the Brazilian tax system, investors should consult their tax advisers.

Overview

The table below summarizes the main taxes imposed on our activities.

Tax	Rate	Calculation of taxable profit
IRPJ	15.0% plus 10.0%	Net income with adjustments (exclusions, additions, and deductions)

CSLL	15.0% or 9.0%	Net income with adjustments (exclusions, additions, and deductions)

COFINS	4.0%	Gross revenue minus specific deductions

PIS	0.65%	Gross revenue minus specific deductions

ISS	2.0% to 5.0%	Service value

Corporate Income Tax and Social Contribution on Profits

Currently, Brazilian companies are subject to the corporate income tax (imposto de renda da pessoa juridica) (“IRPJ”) and the social contribution on profits (contribuição social sobre o lucro liquido) (“CSLL”).

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), which is subject to adjustments (deductions, additions and exclusions) upon the ascertainment of the tax due at the end of the fiscal year (e.g., operating costs, expenses, provisions and equity accounting).

The IRPJ is imposed at a rate of 15.0% and a surtax of 10.0% is applicable when the total amount of profit exceeds R$20,000 per month or R$240,000 per year (imposing a total rate of 25.0% on the amount of profit exceeding R$20,000 per month).

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The CSLL is generally imposed at a rate of 9.0%. Law No. 11,727 of June 23, 2008, established that as of May 1, 2008, the CSLL rate on income of financial, insurance and similar companies increased to 15.0%. The following companies are considered financial, insurance and similar companies for this purpose: private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations. The 15% increased CSLL rate is applicable to us and many of our subsidiaries and affiliates. Brazilian financial institutions, including us, are disputing the constitutionality of a higher CSLL tax rate that applies only to financial, insurance and similar companies. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

Brazilian companies can offset the historical nominal amount of tax losses against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year.

Companies pay the IRPJ and CSLL taxes based on their worldwide income rather than on income solely from Brazilian operations. Therefore, profits, capital gains and other income obtained abroad by Brazilian entities will be computed in the determination of their net income. In addition, profits, capital gains and other income from foreign branches or income from subsidiaries or foreign corporations controlled by a Brazilian entity will also be computed in the calculation of such entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian company is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (losses incurred abroad are not deductible in Brazil for IRPJ and CSLL purposes).

Taxation of Profit Distribution

Dividends paid by a Brazilian company, including stock dividends and other dividends paid to a investor domiciled either in Brazil or abroad, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law No. 9,249 of December 26, 1995, as amended, allows a Brazilian corporation to make, instead of dividend distributions, distributions that are treated as interest on net equity and that constitute deductible expenses for purposes of calculating the IRPJ and CSLL. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily average of the TJLP, as determined by the Central Bank, over the taxable year, and the amount of payments and deduction may not exceed the greater of (i) 50.0% of net income (after the deduction of CSLL, but before taking into account the amount of such interest on net equity and the provision for IRPJ) for the period in respect of which the payment is made; and (ii) 50.0% of the sum of retained profits and profit reserves.

Any payment of interest on net equity is subject to withholding income tax at the rate of 15.0%, or 25.0% in the case of a shareholder who is resident or domiciled in a tax haven jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend.

Taxes on Revenue – Contribution on Social Integration Program and Social Security Financing Contribution (COFINS)

In addition to IRPJ and CSLL, Brazilian companies are subject to the following taxes on revenues: contribution on social integration program (contribuição para o programa da integração social) (“PIS”) and social security financing contribution (contribuição social para o financiamento da seguridade social) (“COFINS”).

According to Law 9,718 of November 27, 1998, as amended, financial institutions must pay contribution to PIS at a rate of 0.65% and COFINS at a rate of 4.0%. These rates are applicable in view of the requirement that financial institutions pay PIS and COFINS under the cumulative regime. In general, PIS and COFINS are charged on companies’ gross revenues, with some exemptions. In the case of financial institutions, certain additional deductions are provided by law so that the taxation basis is similar to the gross profit margin. Certain of our financial subsidiaries are currently claiming that the PIS and COFINS should be levied only on their revenue from the sale of goods and services, and not on revenues from financial and other activities. The amounts in dispute are accounted for as a tax liability provision on our balance sheet.

Non-financial companies that calculate IRPJ and CSLL based on the taxable income regime are required to calculate PIS and COFINS contributions according to the non-cumulative regime. Under this regime, PIS is imposed at a rate of 1.65% and COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company, however, the taxpayer can offset credits arising from the application of the same rates on the value paid on the purchase of certain inputs used in the production process of the company. Currently, under such non-cumulative regime, financial income (except, for example, for income from interest on net equity) of non-financial companies is not subject to PIS and COFINS.

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Service Tax

The tax on services (imposto sobre serviços de qualquer natureza) (“ISS”) is generally imposed on the price of value of services rendered (e.g., bank services) and charged by the municipality where our branch or office that renders the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality and nature.

Tax on Financial Transactions (IOF)

The tax on financial transactions (imposto sobre operações de crédito, câmbio e seguro, e sobre operações relativas a títulos e valores mobiliários) (“IOF”) is imposed on foreign exchange, insurance, credit, securities and derivatives transactions. The IOF rate may be changed by a decree from the executive branch (which is effective beginning on its publication date), rather than a law.

The IOF on foreign exchange transactions (“IOF/FX”) tax is imposed on several foreign exchange transactions. Its applicable rates may be increased up to 25.0%. The IOF/FX tax rates imposed on foreign exchange transactions recently have been modified and are currently imposed at a rate of 0.38%, with the following main important exceptions:

•	The IOF/FX tax is imposed at a rate of 6.0% on the inflow of funds to Brazil deriving from, or for, loans, including the issuance of notes in the international market, whose average minimum payment term is no longer than 1,800 days (if the average minimum term of the loan is longer than 1,800 days, and for foreign financing, the IOF/FX rate is 0.0%)

•	The IOF/FX is imposed at a rate of 6.0% on the inflow of funds into Brazil in connection with settlement of foreign exchange transactions by foreign investors, including simultaneous foreign exchange transactions, with the purpose of investing in the Brazilian financial and capital markets, except, for example, for the transactions set out below

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors that involve variable-income investments on stock exchanges or on futures and commodities exchanges, in compliance with the regulations issued by the CMN, except for derivative transactions giving rise to predetermined income

•	The IOF/FX is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011 in connection with the settlement of foreign exchange transactions by foreign investors for the purchase of shares as a result of public offerings registered or exempt from registration with the CVM or for the subscription of shares, provided that in each case the issuer is a publicly-held company whose shares are admitted to trade in a stock exchange

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions carried out on or after December 1, 2011 by a foreign investor, including simultaneous foreign exchange transactions, to purchase units in private equity funds (Fundo de Investimento em Participações) (“FIP”) and emerging companies funds (Fundo de Investimento em Empresas Emergentes) (“FIEE”), as well as units in investment funds that invest in units of FIPs and FIEEs that are established in accordance with regulation issued by CVM

•	The IOF/FX tax is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with the settlement of foreign exchange transactions for the purpose of repatriating funds of foreign investors out of the Brazilian financial and capital markets, with some exceptions

•	The IOF/FX tax is imposed at a rate of 0.0% on the outflow of funds from Brazil in connection with foreign exchange transactions for the remittance of interest on net equity and dividends earned by foreign investors

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•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil from December 1, 2011, deriving from the cancelling of depositary receipts to invest in shares tradable in a stock exchange

•	The IOF/FX tax is imposed at a rate of 6.38% on foreign exchange transactions in accordance with obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow of funds into Brazil in connection with the acquisition of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met, and

•	The IOF/FX tax is imposed at a rate of 0.0% on the inflow and outflow of funds into and from Brazil by foreign investors in connection with the settlement of foreign exchange transactions for the acquisition of Brazilian Depositary Receipts (“BDR”) in accordance with the regulations issued by CVM.

Depending upon the type of inflow of foreign funds into Brazil, the IOF/FX may be levied on the outflow and inflow of funds. It may also be levied when the type of investment is changed. In many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions.

The IOF tax is also imposed on insurance transactions upon the receipt of a premium (“IOF/Insurance”). In insurance transactions, the IOF/Insurance tax will be imposed at a highest rate of 25.0%. Currently, the rates imposed vary from 0.0% to 7.38% according to the type of insurance purchased.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring (“IOF/Credit”). From May 24, 2012, according to decree 7,726/12 the IOF/Credit due reaches individuals tax rate, became the same as applied to companies, which is 0.0041% per day, until the total amount of IOF/Credit due reaches a limit of 1.5% in a period of 365 days. An additional IOF/Credit tax rate of 0.38% is also imposed on any credit transaction.

The IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges (“IOF/Securities”). The rate of the IOF/Securities with respect to many securities transactions is currently 0.0%, although certain transactions may be subject to specified rates. The President has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day for the period during which the investor holds the securities, up to the amount equal to the gain on the transaction. Currently, there is a short-term IOF/Securities tax on fixed income and investments in fund quotas with a holding period of less than 30 days. If the investor sells, redeems, assigns, resells or renews fixed income and investments in fund quotas within 30 days of the original investment, IOF/Securities is levied at a rate of 1.0% per day, with certain maximum limits based on a regressive percentage of the total fixed income gain for a security reaching zero and for a maturity equal to or higher than 30 days. Finally, the IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in order to permit the issuance of depositary receipts to be negotiated overseas.

On July 27, 2011, the Brazilian government enacted Decree No. 7,536, which introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at the rate of 1% on the notional adjusted value of financial derivatives, the value of which is affected by exchange rates and which results in an increase in the net sold exposure of the holder (“Derivative Contract”). On the same date, the Brazilian government enacted Provisional Measure No. 539, which sets forth that institutions authorized to register Derivative Contracts will be responsible for charging and collecting the IOF/Securities-Derivatives amounts due.

According to Decree No. 7,563, enacted on September 15, 2011, the IOF/Securities-Derivatives taxpayer is the holder of the Derivative Contract, but the entities or institutions authorized to register the Derivative Contracts are responsible for the calculation and collection of this tax. In the event it is not possible for them to calculate and collect the IOF/Securities-Derivatives due by the taxpayer, such entities and institutions must provide the necessary information for the calculation of the tax base, through intermediaries and authorized participants, by the tenth business day of the month following the occurrence of a taxable event to: (i) the taxpayer resident or domiciled in Brazil; (ii) the legal representative of the taxpayer resident or domiciled abroad; and (iii) the manager of funds and investment clubs. Any such information relating to taxable events occurring between July 27, 2011 and November 30, 2011 should have been provided by December 14, 2011. On November 3, 2011, the Brazilian Revenue Office enacted Normative Ruling No. 1,207 which further regulated the terms, conditions and tax base of the IOF/Securities-Derivatives.

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On December 8, 2011, Provisional Measure No. 539 was converted into Law No. 12,543 (“Law No. 12,543”), which further provides that legal entities that carry out export transactions may deduct from their IOF due the amount of IOF/Securities-Derivatives assessed on derivatives hedge transactions or, in the event such discount is not possible, such entities may require a refund or offset against other federal taxes and certain social contributions. Law No. 12,543 also grandfathered the IOF/Securities-Derivatives assessment on taxable events between July 27 and September 15, 2011. On December 27, 2011, the Ministry of Finance enacted Ruling No. 560, which postponed to January 31, 2012 the collection of the IOF/Securities-Derivatives assessed from September 16 to December 31, 2011. In the wake of recent changes by the Brazilian government in regard to IOF/Securities-Derivatives regulations, the rates of IOF/Securities-Derivatives levied on derivative contracts to hedge risks inherent to price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in Brazil and on other transactions with financial derivative contracts not expressly mentioned by the tax law were reduced to 0.0%. Under Brazilian law, the Brazilian government is authorized to increase the IOF/Securities-Derivatives rate up to 25% of the notional adjusted value at any time. IOF/Securities-Derivatives may be subject to further regulation and the related rules may be changed.

The table below summarizes IOF tax, which is imposed on financial transactions (such as foreign exchange, insurance transactions, credit or those transactions related to securities), as explained above.

Transaction Type	Rate (general rule subject to change by executive decree)
International Loans	IOF/FX: 6.0% (average minimum payment term is no longer than 1,800 days)
IOF/FX: 0.0% (average minimum payment term is longer than 1,800 days)

Foreign Investments in Brazilian Financial and Capital Markets	IOF/FX: 6.0% (general rule for inflow of funds)

IOF/FX: 0.0% (general rule for variable income investments; purchase of shares outside of the stock exchange as a result of public offerings; and investments in FIPs and FIEEs and units of investment funds that invest in units of such funds)

IOF/FX: 0.0% (general rule for outflow of resources, including repatriation of funds and remittance of interest on net equity and dividends.)

Credit Card	IOF/FX: 6.38%

Insurance Transactions	IOF/Insurance: 0.0% to 7.38%

Loans and Credits	IOF/Credit: 0.0041% (individuals and companies) per day, until it reaches the limit of 1.5%, up to a limit of 365 days, plus 0.38%

Securities	IOF/Securities: 0.0% to 1.0% (general rule)

IOF/Securities: 1.5% (assignment of shares in order to permit issuances of depository receipts)

Securities-Derivatives	IOF/Securities-Derivatives: 1.0%

IOF/Securities-Derivatives: 0.0% for derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country

IOF/Securities-Derivatives: 0.0% for other transactions with financial derivative contracts not expressly mentioned by the tax law

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Income Taxes Imposed on Financial Investments

Foreign investors that receive payments derived from Brazilian sources, or gains related to Brazilian assets, will be subject to the Brazilian income tax. Under Brazilian law, income tax on capital gains and income from financial transactions carried out in the Brazilian financial and capital markets vary depending on the domicile or residence of the investor, the type of registration of the investment held by the investor with the Central Bank and the manner in which the transaction is carried out.

For foreign investors who invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689/00, and are not located in a jurisdiction considered a “tax haven jurisdiction”, the income tax is imposed, in general, pursuant to a special regime, as follows:

•	capital gains from the sale of stock on Brazilian stock exchanges or income derived from derivatives traded on the Brazilian stock and future exchanges are exempted, except if related to combined transactions in derivatives with a predetermined income;

•	income tax will be imposed at a rate of 10.0% on income from stock funds, swaps and other transactions on futures market not carried out through a Brazilian stock exchange; and

•	income tax will be imposed at a rate of 15.0% on income from all other fixed income investments made through a Brazilian stock exchange or over-the-counter market and on gains earned therefrom.

Foreign investors that invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689/00, and are located in a tax haven jurisdiction are subject to income tax, in general, pursuant to rules applicable to Brazilian individuals, as follows:

•	on income from financial transactions (variable income) at a rate of 15.0%;

•	on income from fixed income, including public bonds, at rates varying from 22.5% to 15.0% (the rates vary according to the transaction type and terms); and

•	on income from other long and short-term investment funds at rates varying from 22.5% to 15.0%, according to the investment period.

The table below is a summary of the income taxation relating to the foreign investment in the Brazilian financial and capital markets located in a non-tax haven jurisdiction and a tax haven jurisdiction. It does not purport to be a complete analysis of all tax considerations relating to investments in Brazil. For a more detailed analysis, investors should consult their own tax advisors.

	Rate for
Transaction Type (Under CMN Resolution No. 2,689/00)	Foreign investor located in a non-tax haven jurisdiction	Foreign investor located in a tax haven jurisdiction
Capital gains from stock and derivatives and other variable income securities traded on the stock and futures exchange	0.0%	15.0%

Swap transactions	10.0%	22.5% to 15.0%

Other over-the-counter derivatives	10.0%	15.0%

Fixed income securities, including structured fixed income combinations (rates may vary according to the transaction type and term)	15.0%	22.5% to 15.0%

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	Rate for
Transaction Type (Under CMN Resolution No. 2,689/00)	Foreign investor located in a non-tax haven jurisdiction	Foreign investor located in a tax haven jurisdiction
Income from public bonds (provided certain requirements are observed)	0.0%	22.5% to 15.0%

Short-term fixed income investment funds	15.0%	22.5% to 20.0%

Long-term fixed income investment funds	15.0%	22.5% to 15.0%

Income from stock funds	10.0%	15.0%

Finally, Provisional Measure No. 517 of December 31, 2010, converted into Law 12,431 of June 24, 2011, provides that income from publicly-traded bonds and securities acquired as of January 1, 2011, of non-resident investors that are not resident or domiciled in tax haven jurisdictions are subject to the withholding income tax at a 0.0% rate. To be eligible for this benefit, the following requirements must be met: (i) the bonds and securities must have been issued by private non-financial entities in accordance with the rules set forth by the CMN; (ii) the bonds must have weighted average maturity greater than four years, (iii) the issuer may not repurchase the bonds or securities within the first two years after issuance, (iv) the remuneration must be linked to predetermined rates and related to certain inflation indices; (v) the buyer has no agreement or commitment to resell; (vi) income payments, if any, must take place no more frequently than once per 180 day period; (vii) the bonds must be traded in regulated markets; and (viii) the issuer must demonstrate the allocation of the proceeds from the issuance to investment projects.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: CNSP, SUSEP the Brazilian National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar or “ANS”). With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Social Welfare (Instituto Nacional do Seguro Social or “INSS”). Insurance companies sell policies through qualified brokers. In accordance with Brazilian insurance legislation, health plans/insurance must be sold separately from other types of insurance by a specialized company that is subject to the rules of the ANS, the agency responsible for i private health plans and insurance.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

The National Council of Private Insurance (CNSP) provides for the establishment of the Audit Committee for insurance, capitalization and private pension companies in accordance with Article 12 of CNSP Resolution No. 118/04.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by ANS, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under SUSEP rules.For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute (IRB – Brasil Resseguros S.A. or “IRB”). On January 16, 2007, Supplementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This supplementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

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The main changes introduced by Supplementary Law No. 126/07 are summarized below.

Three types of reinsurers are established by such law:

•	Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•	Admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities;

•	Eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered as a tax-haven jurisdiction, as defined in Supplementary Law No. 126/07.

An admitted or eventual reinsurer must comply with the following requirements:

•	to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity equal to or higher than the minimum established by CNSP;

•	to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum established by CNSP;

•	to have, a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers; and

•	to comply with additional requirements established by CNSP and SUSEP;

In addition to the requirements mentioned above, an admitted reinsurer must keep a foreign currency account with SUSEP and periodically submit their financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad must occur either through direct negotiation between the involved parties or an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and CNSP.

Reinsurance operations relating to life insurance and private pension plans may only be offered by local reinsurers.

With due observance of the rules enacted by CNSP, insurance companies, when transferring their risks in reinsurance, have to transfer to local reinsurers 40.0% of said risks.

The technical reserves of local reinsurers and funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

b) The Issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including the adherence to international environmental protections standards

As regards operations (administrative buildings and branch network management), the bank follows the State and Federal regulations on environmental issues.

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Itaú Unibanco operates according to its Sustainability Policy, which contains provisions designed with the following purposes:

•	Support market mechanisms and internal policies aimed at promoting the respect for the environment, the quality of life and the maintenance of biodiversity;

•	Develop and improve mechanisms and internal policies aimed at managing the indirect impacts of financial operations,

•	Mitigate the direct environmental impacts of its operations.

Green IT

In 2011, one of the major advances attained under Itaú Unibanco’s Green IT program was the renovation of an 880-sqm area of the Primary Data Processing Center (CPD), located at Avenida do Estado (central region of São Paulo). Since 2008 when the modernization program began to be implemented, the bank has optimized the use of electricity by around 43% if compared to the legacy environment due to the energy efficiency practices at the facilities, efficient use of spaces, technology refreshment of IT equipment and server virtualization. The project, considered critical because of its influence on core bank operations, includes improvements related to cooling, reduction in the use of air conditioning, the installation of thermal insulation walls and improvement of the cabling systems.

Some figures for the Data Processing Center are as follows:

•	2 million per hour or 560 per second – average number of transactions processed by the bank’s data center – in a month they reach 1.5 billion.

•	80% – percentage of total gain in electrical capacity that modernization will provide (from 3.6 MW to 6 MW)

•	4.8 billion mp3 songs (5 megabytes each) – equivalent to the total data stored in the data center (24 petabytes* in disks and tapes)

•	4,348 – total number of bank servers in data centers.

* A petabyte is a unit used to measure the current data storage capacity of the conglomerate. One petabyte is equal to 1 quadrillion bytes (1,000,000,000,000,000).

Green IT Committee

Created in 2008 with the objective of identifying, mapping and measuring opportunities that take into consideration the economic, social and environmental aspects of the IT areas, the Green IT Committee of Itaú Unibanco has also been able to conduct the appropriate disposal and reuse of the waste generated in the renovation of several areas of the organization. The CPD modernization, for example, generated two tons of cable waste comprising cables, which was appropriately discarded with the support of specialized companies.

In 2011 only, 5.3 thousand tons of electronic waste (computers, printers, monitors and other electronic equipment) were collected and discarded from the bank’s central administration, data centers, branches and storage. The material, sent to partner companies to be recycled, has a rate of reuse of approximately 96% and includes plastics, steel, metals and other components.

Green Building in Chile

In April 2011, Itaú Unibanco Chile opened its new Technology Center of Operations (CTO) in Santiago. The building is totally eco-efficient and received the Leed certification, granted by the U.S. Green Building Council (USGBG), which attests the use of environmentally friendly mechanisms for water and energy consumption, among other engineering innovations. The building, which was renovated with investment of US$ 15 million, is where the technology, operations and back office areas are located and is composed of six floors, 5,200 sq. m. of floor space and 1,500 sq. m. of garden.

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To receive the certification, the new installations were equipped with a series of devices that cut 50% of energy consumption and almost 75% of water consumption, as compared to traditional buildings. Systems for the reuse of water and separation of waste for recycling were also installed. In addition, all material used in works followed strict environmental standards.

The floors of the new Chilean headquarters have also been conceived according to a new architectural concept used in Brazil, which eliminates partitions and individual rooms to provide a better use of internal spaces and promote more communication between teams. Approximately 20% of Itaú Unibanco’s employees in Chile are working in the new building.

Impacts of transport

The transport of employees, waste, pouches, loads and materials produce environmental impacts from atmospheric emissions and energy use, but this is considered insignificant. To mitigate this impact, we optimized and reduced the number of boarding by measuring the kilometers of routes.

To minimize and control our environmental impacts, we implemented ISO 14001 certification in one of our administrative centers, control and monitor atmospheric emissions from the use of electricity generators (stationary sources with burning of diesel oil) and from mobile sources (diesel oil-powered vehicles), whether Itaú Unibanco’s own or third parties’ vehicles.

For this monitoring we used the Ringelmann chart, a chart used in visual colorimetric analysis that assists in identifying levels of emissions from fixed and mobile sources.

Mitigation of environmental impacts

The use of materials in Itaú Unibanco focused on the reduction in paper consumption is as follows:

- Retail – Individuals segment: Sem Papel (paperless) campaign – incentive and encouragement to opt for electronic consolidated statements, made available on the internet to Individual clients holders of checking accounts who receive consolidated statement through mail. This initiative aims at reducing paper consumption.

- Small and Medium-sized Companies: Business segment – incentive campaign (through warnings and messages) to receive consolidated monthly statement in PDF format. At the end of 2011, approximately 100 thousand clients had already opted for PDF statements, with an average uptake of 12 thousand clients per month.

- Business segment: new form to the Account Opening Proposal (PAC), with reduction of over 75% in the number of printed sheets per opened account. We have already saved more than 7 million sheets since this reformulation in June of 2011.

- Business segment: Simplification of exchange forms – the 19 form types that used to be used for the main exchange transactions of Personnalité, were reduced to only two, besides adopting a terminology aimed at facilitating the understanding by clients. In this way approximately 1.8 million sheets were saved.

- Business segment: substitution of reports on withdrawal limit (“LIS”) and Escrow Accounts printed in paper by consultation tools, no longer having the need for printing and distributing these reports to the branch network. This project saves over 335 thousand sheets per month.

- Business segment: Itaú Comexpress Sustainability Meter – for each exchange contract digitally signed in Itaú 30 Horas, we count the number of paper sheets saved and greenhouse gas emission (GHG) not emitted in the production of these sheets. The meter shows these data to clients (small and medium-sized companies). Since the digital signature of exchange contracts was launched in 2009, over 6.2 million paper sheets were saved, exceeding the estimate of 5.7 million for 2011. The volume of greenhouse gas which emissions avoided is over 24,800 kg CO2e.

- Microcredit: the geographic concentration of the microcredit agent aims at improving the productivity of this professional and the service to clients, in addition to reducing the need for transport (use of collective services) in the areas where the professional works.

- Microcredit: Digitizing documents allows for savings in copies, printing, paper and file.

- Insurance: Electronic Policy, a project started in 2011 and which implementation shall be undertaken in 2012, has its main focus on operations with individuals and legal entities.

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Environmental investments

In 2011, Itaú Unibanco invested R$6,376 thousand in the disposal of waste and treatment of emissions, and R$1,011 thousand in prevention and environmental management, totalling R$7,387 thousand. Compared to 2010, investments increased 66% because this year there were investments in the air conditioning equipment retrofitting, the purchase of equipment to minimize pollutant emissions, the design and implementation of telepresence and videoconference rooms in Brazil and abroad, expenditures on gas washer and the implementation of an effluent treatment station in an important administrative building.

Investments in the disposal of waste, treatment of emissions, prevention and environmental management (in Reais) are as follow:

	2010	2011
Disposal of waste and treatment of emissions
Treatment and disposal of waste	1,516,945.88	344,301.55
Treatment of emissions *	1,379,373.71	6,032,093.00
Subtotal	2,896,319.59	6,376,394.55
Prevention and environmental management
External environmental management services **	47,500.00	208,596.48
External certification of management systems	365,688.66	25,150.00
Personnel for general and environmental management activities	-	20,000.00
Additional expenses to install cleaner technologies	1,130,700.00	756,747.80
Subtotal	1,543,888.66	1,010,494.28
Total	4,440,208.25	7,386,888.83

 *The amount presented includes investments in gas washer, air conditioning equipment retrofitting, the installation of telepresence rooms and the purchase of five pieces of equipment to minimize pollutant gas emissions, with the use of catalyst.

**Preparation and assurance of GHG inventory.

Clients

Created in 2003, the Equator Principles, to which adherence is voluntary, consist of a set of social and environmental criteria and guidelines that must be observed by the signatory banks to identify and assess the risks and impacts of project finance operations. These Principles use the Performance Standards (http://www.ifc.org/ifcext/sustainability.nsf/Content/PerformanceStandards) and the Environment, Health and Safety Guidelines of the International Finance Corporation (IFC) (http://www.ifc.org/ifcext/sustainability.nsf/Content/EnvironmentalGuidelines) as parameters.

The main aspects to be considered by the signatories of the Equator Principles granting project finance credit are those defined by IFC’s Performance Standards, namely:

•	Social and Environmental Management System;

•	Dignified labor and working conditions;

•	Pollution prevention and control, minimization of waste and management of solid and chemical waste;

•	Protection of human rights and of public health and safety;

•	Land acquisition and involuntary resettlement;

•	Sustainable natural resource and biodiversity management;

•	Impacts on indigenous peoples and their culture, traditions and values;

•	Protection of cultural and archeological heritage.

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In 2004, Itaú and Unibanco were the first two banks from emerging markets to adopt these standards. Between September 2008 and March 2010, Itaú Unibanco chaired the Equator Principles Steering Committee, a landmark in the dissemination of best practice in emerging countries, particularly in Latin America.

In addition to the commitments made through its adherence to the Equator Principles, Itaú Unibanco created, in 2007, the Social and Environmental Risk Policy on loans to corporate clients. The initiative represents the bank’s commitment to integrate social and environmental criteria into the credit decision-making process. In the application of the policy, the institution seeks to assess the social and environmental risk of finance projects and clients’ activities, the latter by means of an analysis of their social and environmental risk management abilities.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”, “GARANTECH” and “GARANTEC”. These brands are deposited or registered with the INPI – (the National Institute of Industrial Property), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate.

On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers. With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we implemented a policy for the protection of our brands which also involves the deposit of new brands and the extension of the brands in effect. In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands. We consider that the chance of loss of these brands is very remote.

7.6. With respect to the countries in which the Issuer obtains substantial revenues, please identify: a) Revenue arising from clients from the country where the Issuer is headquartered and their share in the total net revenue; b) Revenue arising from clients from each foreign country and their share in the total net revenue; c) The total revenue arising from foreign countries and their share in the Issuer’s total net revenue

There is no relevant revenue in the Issuer arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the Issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

There is no relevant revenue in the Issuer arising from countries other than Brazil.

7.8. Describe relevant long-term relationships of the Issuer that are not mentioned anywhere else in this form

All the long-term relationships that have significantly affected operating performance were commented on in the other items of this form.

Itaú Unibanco Holding S.A. publishes its sustainability report following the Global Reporting Initiative (“GRI”) guidelines and standards, and makes it available on the website http://www.itauunibanco.com.br/relatoriodesustentabilidade.

7.9. Supply other information that the Issuer may deem relevant

All the information that has significantly affected operating performance has been commented on in the other items of this form.

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ITEM 8 – ECONOMIC GROUP

8.1 – Describe the economic group in which the Issuer is inserted, indicating:

a) direct and indirect controlling shareholders

Direct Controlling Shareholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect Controlling Shareholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal
Maria Alice Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

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b) Subsidiary and affiliated companies

c) Issuer’s ownership interests in group companies

d) Group companies’ ownership interests in the Issuer

e) Companies under common control

The table below refers to sub-items “b” to “e” above:

Companies	Equity share in voting capital (%)	Equity share in capital (%)	Subsidiary or affiliated company
In Brazil
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S.A.	-	1.94	Subsidiary
Abroad
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Oca S.A.	100.00	100.00	Subsidiary
Oca Casa Financiera S.A.	100.00	100.00	Subsidiary
Aco Ltda.	99.24	99.24	Subsidiary

8.2 Should the Issuer wish, please insert a flowchart of the economic group in which the Issuer is included, provided that it is compatible with the information presented in item 8.1

8.3 Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Items 6.5 and 6.7 of this Reference Form contain the information related to the main corporate events.

99

8.4. Supply other information that the Issuer may deem relevant

None.

100

ITEM 9 – RELEVANT ASSETS

9.1 Describe the noncurrent assets that are relevant for the development of the Issuer’s activities, indicating in particular:

a) Property, plant and equipment, including those under rental or lease, identifying their location

We are the owners of our main offices, located in own properties in São Paulo, Brazil, and in many other administrative buildings. The main offices and the activities undertaken there are as follows:

•	Itaú Unibanco Centro Empresarial, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial department, back-offices and main administrative areas;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center;

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•	Wholesale and investment banking activities of Banco Itaú BBA S.A. at our rented offices located at: (a) Avenida Brigadeiro Faria Lima, 3,400, 3rd to 8th and 11th and 12th floors, São Paulo; (b) Avenida Nações Unidas, 7,815, Torre I – 3rd to 13th floors, Torre II – 5th floor, São Paulo; and (c) Avenida Brigadeiro Faria Lima, 3,311, 1st to 3rd floors, 13th and 14th floors;

•	Centro Administrativo Unibanco, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative and data processing center;

•	Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center; and

•	Edifício Barão de Iguape, located at Praça do Patriarca, 30/Rua Direita, 250 – São Paulo – administrative center.

We also rent part of our administrative offices and most of our branches at competitive market prices, with renewable agreements, the terms of which end between the first half of 2011 (which are being renewed with similar conditions) and the fourth quarter of 2029. As of December 31, 2011, we are the owners of 12% of our administrative offices and branches (including ATMs, service centers and parking lots) and we rent the remaining 88%. As of December 31, 2011, we are also the owners of 32% of the central administrative offices and branches and we rent the remaining 68%.

Additionally, on January 27, 2012, we announced the construction of a new technology center.

9.1.a - Fixed assets

Description of fixed assets	Country of location	State of location	City of location	Type of property
Itaú Unibanco Centro Empresarial	Brazil	SP	São Paulo	Own
Centro Administrativo Tatuapé	Brazil	SP	São Paulo	Own
Centro Técnico Operacional	Brazil	SP	São Paulo	Own
Banco de atacado e investimento	Brazil	SP	São Paulo	Rented
Centro Administrativo Unibanco	Brazil	SP	São Paulo	Own
Edifício Unibanco	Brazil	SP	São Paulo	Own
Edifício Boa Vista	Brazil	SP	São Paulo	Own
Edifício Barão de Iguape	Brazil	SP	São Paulo	Own

101

9.1b – Relevant noncurrent assets / 9.1.b - Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Type of asset	Description of the asset	Territory covered	Due date			Events that may cause the loss of the rights	Consequence of the loss of the rights
Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	05/22/2007	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	01/22/2008	to	01/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	05/18/2004	to	05/18/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	07/25/1975	to	07/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	09/21/1993	to	09/21/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	10/06/1987	to	10/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Brazil	04/24/1984	to	04/24/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

102

Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Brazil	04/28/2009	to	04/28/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	PERSONNALITÉ	Brazil	09/21/1999	to	09/21/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	PERSONNALITÉ	Brazil	04/19/2005	to	04/19/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNI CLASS	Brazil	10/05/1999	to	10/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	04/01/2008	to	04/01/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	12/08/2005	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Brazil	01/21/2011	to	01/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	07/13/2000	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	07/22/2008	to	07/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAUCARD	Brazil	10/24/1989	to	10/24/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	09/01/1992	to	09/01/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	02/11/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	HIPERCARD	Brazil	02/11/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

103

Trademark	HIPERCARD	Brazil	02/11/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/29/1999	to	06/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/05/1999	to	10/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/13/1981	to	10/13/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/24/1995	to	10/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	02/13/2007	to	02/13/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	10/10/1977	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

104

Trademark	GARANTECH	Brazil	03/31/2000	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	GARANTEC	Brazil	09/28/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	GARANTEC	Brazil	09/28/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	GARANTEC	Brazil	09/28/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	GARANTEC	Brazil	09/28/2010	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Germany	05/26/1982	to	11/30/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	11/15/2004	to	10/04/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Argentina	04/07/2009	to	04/07/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

105

Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Argentina	06/12/2007	to	06/12/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Argentina	10/22/2008	to	10/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	01/20/2005	to	08/09/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Barbados	12/22/1999	to	12/22/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Barbados	02/21/2006	to	02/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Bahrain	12/12/2002	to	12/12/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

106

Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Bahrain	06/04/2005	to	06/04/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Bahrain	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	04/01/2005	to	10/01/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	10/08/2001	to	10/08/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

107

Trademark	ITAÚ	Bolivia	10/24/1986	to	10/24/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Bolivia	11/19/2007	to	11/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Bolivia	11/20/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	09/27/2005	to	09/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	05/08/2008	to	05/08/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Bolivia	05/06/2008	to	05/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Bolivia	01/15/1998	to	01/15/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Canada	06/17/1983	to	06/17/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Canada	11/03/2011	to	11/03/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	02/02/1994	to	04/20/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

108

Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	07/10/2007	to	07/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Chile	07/27/2007	to	07/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

109

Trademark	UNIBANCO	Chile	06/23/1981	to	05/16/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	China	07/28/2011	to	07/28/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	China	09/07/2007	to	09/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	China	06/07/2009	to	06/07/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Singapore	01/19/1982	to	01/19/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Singapore	10/19/2004	to	10/19/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Singapore	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Colombia	09/27/1993	to	09/27/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Colombia	12/13/1996	to	12/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

110

Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	08/03/1988	to	08/03/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	06/26/2008	to	06/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Costa Rica	01/18/2008	to	01/18/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	03/23/2007	to	03/23/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	02/02/2009	to	02/02/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Costa Rica	12/08/2009	to	12/08/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cuba	07/24/2005	to	07/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	02/02/2005	to	02/02/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

111

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	03/31/2005	to	03/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	El Salvador	01/30/2008	to	01/30/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	12/05/2005	to	12/05/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	06/05/2008	to	06/05/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	El Salvador	06/24/2008	to	06/24/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Arab Emirates	01/13/2011	to	01/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	01/20/1996	to	01/20/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	09/28/2005	to	09/28/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

112

Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAU BBA	Spain	07/07/2006	to	12/03/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAU BBA	Spain	02/18/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAU BBA	Spain	02/19/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United States	06/15/1982	to	06/15/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United States	01/21/2003	to	01/21/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United States	06/22/2010	to	06/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United States	06/29/2010	to	06/29/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	01/12/2010	to	01/12/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	United States	01/31/2006	to	01/31/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	United States	01/31/2006	to	01/31/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

113

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	07/29/2005	to	07/29/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	France	08/05/1991	to	08/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	France	03/09/2007	to	03/09/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	France	03/06/2007	to	03/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	France	10/04/2004	to	10/04/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	France	07/22/1982	to	07/22/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	06/05/1987	to	06/04/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Guatemala	09/20/2005	to	09/20/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

114

Trademark	ITAÚ BBA	Guatemala	06/10/2010	to	06/09/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Guatemala	04/25/2010	to	04/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guiana	05/04/2002	to	05/04/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Guiana	10/02/2004	to	10/02/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Guiana	01/18/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Haiti	12/27/1985	to	12/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	06/08/2005	to	06/08/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Honduras	03/14/1988	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Honduras	11/25/2005	to	11/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

115

Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	06/20/1984	to	11/10/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	06/10/2004	to	06/10/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	09/12/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Cayman Islands	10/04/1995	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

116

Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	10/01/2004	to	10/01/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	03/17/2008	to	10/14/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Jamaica	01/24/2007	to	03/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Jamaica	01/14/2008	to	03/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Jamaica	01/12/2006	to	02/03/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

117

Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	04/21/2006	to	04/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Macao	02/03/1992	to	02/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Macao	06/08/2005	to	06/08/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	HIPERCARD	Mexico	10/09/2008	to	08/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Mexico	06/01/1987	to	03/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

118

Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	05/12/2006	to	12/15/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Mexico	07/28/2008	to	06/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Mexico	10/22/2008	to	08/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	05/16/1986	to	05/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	11/21/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Nicaragua	01/08/2008	to	01/08/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	02/15/2006	to	02/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	04/14/2009	to	04/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Nicaragua	03/05/2009	to	03/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Norway	12/15/2005	to	12/15/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

119

Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	New Zealand	02/23/2012	to	08/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Panama	07/16/1986	to	07/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	02/14/2006	to	03/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Panama	01/11/1999	to	01/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Panama	01/07/1998	to	08/22/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Panama	01/12/1999	to	01/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	04/16/1998	to	04/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Paraguay	11/03/2010	to	11/03/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

120

Trademark	ITAÚ BBA	Paraguay	12/23/2008	to	12/23/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Paraguay	11/12/2008	to	11/12/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/13/2011	to	12/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/25/1996	to	11/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNICLASS	Paraguay	09/21/2011	to	09/21/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Peru	08/28/2002	to	12/23/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Peru	10/24/2011	to	10/24/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	07/05/2006	to	07/05/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	01/16/2007	to	01/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Peru	07/25/2006	to	07/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Portugal	10/10/1988	to	10/10/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

121

Trademark	ITAÚ	Portugal	06/18/2007	to	06/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Portugal	11/21/2007	to	11/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	11/30/2005	to	11/30/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Portugal	12/04/2007	to	12/04/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	12/07/1990	to	09/12/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	07/22/2011	to	01/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	07/08/2011	to	04/04/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	United Kingdom	08/05/2011	to	04/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	12/08/2006	to	10/02/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	01/18/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	06/24/2011	to	01/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	United Kingdom	07/29/2011	to	03/22/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	United Kingdom	02/08/1991	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

122

Trademark	ITAÚ	Dominican Republic	01/30/1986	to	01/30/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	03/15/2007	to	03/15/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Switzerland	03/08/2005	to	11/29/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

123

Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Trinidad and Tobago	05/28/2002	to	09/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Trinidad and Tobago	09/13/2007	to	04/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Trinidad and Tobago	08/24/2006	to	08/09/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Trinidad and Tobago	03/18/2009	to	09/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	12/12/2005	to	12/12/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	04/25/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	06/29/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

124

Trademark	ITAÚ	European Union	10/24/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	02/23/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	03/15/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	05/04/1992	to	05/04/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Uruguay	04/25/2007	to	04/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

125

Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/02/2009	to	07/02/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	05/03/2010	to	05/03/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/01/2009	to	07/01/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	UNIBANCO	Uruguay	06/05/1997	to	06/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	07/27/1984	to	07/27/2009	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	02/16/2006	to	02/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	08/27/2007	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Trademark	ITAÚ BBA	Venezuela	08/27/2007	to	--	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Germany	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Argentina	02/25/2009	to	02/25/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Austria	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Belgium	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Denmark	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

126

Patent	Virtual Keyboard Generation Method	Spain	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Finland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	France	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Greece	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Netherlands	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Ireland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Italy	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Luxembourg	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Peru	12/12/2007	to	02/23/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Portugal	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	United Kingdom	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Sweden	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Switzerland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

127

9.1 - Relevant noncurrent assets / 9.1.b - Ownership interests in group companies
Corporate name	CNPJ	CVM code	Type of company	Country of headquarter	State of headquarter	City of headquarter	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Aco Ltda.	08.993.703/0001-70	-	Subsidiary	Uruguay		Montevideo	Real estate lease	99.24
				Market value
12/31/2011	14.950045	0.000000	-	Book value	12/31/2011	2,643,541.32
12/31/2010	-3.434803	0.000000	66,925.15
12/31/2009	-9.225379	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank, with investment portfolio	99.99
				Market value
12/31/2011	8.017313	0.000000	2,750,781,673.70	Book value	12/31/2011	6,768,322,104.14
12/31/2010	26.825925	0.000000	376,730,867.00
12/31/2009	15.823499	0.000000	841,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service bank, with commercial portfolio	100.00
				Market value
12/31/2011	19.443729	0.000000	-	Book value	12/31/2011	269,922,516.25
12/31/2010	4.290120	0.000000	-
12/31/2009	-6.833368	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service bank, with commercial portfolio	2.04
				Market value
12/31/2011	-58.341392	0.000000	3,143,953,702.88	Book value	12/31/2011	1,211,084,677.36
12/31/2010	60.582647	0.000000	1,117,850,062.00
12/31/2009	-78.572782	0.000000	7,552,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú BBA Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100.00
				Market value
12/31/2011	-97.251379	0.000000	722,172,973.32	Book value	12/31/2011	48,122,806.58
12/31/2010	25.196805	0.000000	60,355,970.00
12/31/2009	11.603861	0.000000	225,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Chile Holdings, INC.	08.988.144/0001-00	-	Subsidiary	United States			Representations of foreign banks	100.00
				Market value
12/31/2011	28.985981	0.000000	-	Book value	12/31/2011	2,175,209,708.56
12/31/2010	4.222254	0.000000	-
12/31/2009	-17.156820	0.000000	-
Reasons for the acquisition and maintenance of this ownership interest
It is strategic for the business performance of the Issuer

128

Corporate name	CNPJ	CVM code	Type of company	Country of headquarter	State of headquarter	City of headquarter	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Broker	1.94
				Market value
12/31/2011	46.852804	0.000000	71,771,930.00	Book value	12/31/2011	693,194,175.40
12/31/2010	23.486746	0.000000	53,625,457.00
12/31/2009	-8.556023	0.000000	65,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as determined by law	0.01
				Market value
12/31/2011	-0.023579	0.000000	31.82	Book value	12/31/2011	42.40
12/31/2010	-1.714948	0.000000	-
12/31/2009	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank, with commercial portfolio	100.00
				Market value
12/31/2011	-1.476103	0.000000	7,313,602,591.75	Book value	12/31/2011	45,004,166,380.20
12/31/2010	8.340527	0.000000	2,686,267,093.00
12/31/2009	6.747330	0.000000	894,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itauseg Participações S.A.	07.256.507/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	0.00
				Market value
12/31/2011	0.000000	0.000000	22,460,135.28	Book value	12/31/2011	-
12/31/2010	5.008910	0.000000	70,018,135,000.00
12/31/2009	7.520728	0.000000	16,000,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Oca Casa Financiera S.A.	08.988.153/0001-09	-	Subsidiary	Uruguay		Montevideo	Representations of foreign banks	100.00
				Market value
12/31/2011	16.088186	0.000000	-	Book value	12/31/2011	37,343,709.63
12/31/2010	1.995997	0.000000	-
12/31/2009	-11.100516	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representations of foreign banks	100.00
				Market value
12/31/2011	30.993339	0.000000	22,563,000.00	Book value	12/31/2011	98,484,103.52
12/31/2010	4.357770	0.000000	18,090,415.00
12/31/2009	-21.246862	0.000000	17,000,000.00
Reasons for the acquisition and maintenance of this ownership interest
It is strategic for the business performance of the Issuer

129

9.2. Supply any other information that the Issuer may deem relevant

The subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the different participation of preferred shares in the distribution of dividends.

In addition to Item 9.1 b, we have presented information on trademarks and patents below.

(I) and (II) Duration and Territory Affected

Trademarks

In Brazil, the property of a trademark is acquired by means of a valid registration issued by the INPI (National Institute of Industrial Property) and its exclusive use in Brazilian territory is assured to the holder. The registration of the trademark is valid for ten years from the date it is granted by the INPI and may be extended for equal and successive periods.

The grant and due dates of the registrations and registration application deposits of the relevant trademarks mentioned in Item 7.5 c, in Brazil, as well as other information on said trademarks, are mentioned in the table included in Item 9.1 b.

The effective terms and requirements for the extension of trademarks abroad depend on the laws of each country or region where the trademark is registered. The location and the grant and due dates of the registrations of the relevant trademarks mentioned in Item 7.5 c, as well as other information on said trademarks, are mentioned in the table included in Item 9.1 b.

Patents

In Brazil, the effective term of invention patents is 20 years from the date when the patent application is made.

The effective terms and requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a method for the generation of a virtual keyboard for the entry of a security or user identification PIN number. The applications related to this patent are still pending analysis in Brazil, Uruguay, Chile and Venezuela. Additionally, the Issuer or its subsidiaries are the owners of a patent application for a method for the identification of an institution’s access PIN, which is still pending analysis in Brazil.

The locations, the grants and due dates of the registrations of patents granted and other relevant information are mentioned in the table included in Item 9.1 b.

(III) Events that may cause the loss of the rights to such assets

Trademarks

The events that may cause the loss of the rights to trademark assets are provided for by law. At the administrative level, trademark registration applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96, including as a result of objections filed with the INPI by a third party that has a right of precedence over the trademark or is the owner of a registration application or of a conflicting trademark.

The registration of the trademark terminates upon: (i) the end of its effective term without the due extension; (ii) a waiver by the trademark’s owner, which may be total or partial with respect to the products or services marked by the trademark; and (iii) its lapse, which may be total or partial.

Any person lawfully interested may present a lapse request to the INPI if, five years after the date the trademark registration is granted by the INPI, any of the following situations occur: (i) the trademark has not yet been used in Brazil; (ii) the use of the trademark has been interrupted for more than five consecutive years; or (iii) the trademark has been used with modification that implies a change in its original distinct nature, which is contained in its respective registration certificate.

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The registration of a trademark may be declared void by the INPI by means of annulment administrative proceedings filed by the INPI itself or upon the request of a lawfully interested third party if the grant of such registration has not been carried out in compliance with the provisions of the law. The annulment of the registration may be total or partial. The condition for the partial annulment is the fact that the subsisting part of the trademark or of the description of the products or services, that is, the part that is not declared void, is considered as qualifying for registration.

In addition to the administrative proceedings mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the trademark’s registration five years after the date the registration is granted by the INPI.

Patents

The events that may cause the loss of the rights to the trademark assets are set out in the law. At the administrative level, the patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

The patent terminates upon: (i) the end of its effective term; (ii) a waiver by its owners, provided that the rights of third parties are observed; (iii) the lack of payment of the annual compensation; and (iv) its lapse.

A patent may be declared void by the INPI by means of annulment administrative proceedings filed by the INPI itself or by a lawfully interested third party if the grant of such registration has not been done in compliance with the provisions in law.

In addition to the administrative proceedings mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the patent during the full effective term of the patent.

(IV) Possible consequences of the loss of such rights to the Issuer

Trademarks

In the case that the Issuer and/or its subsidiaries lose the rights over the trademark named above, and if they cannot stop third parties from using the same or similar trademarks, (the possibility of which is considered very remote) particularly in the same market segment, they would have to carry out their activities using other trademarks. Also, there would be the possibility of the Issuer and/or its subsidiaries having to defend themselves in lawsuits in the event of the violation of third parties’ rights.

Patents

Depending on the reason for the possible loss of rights over the patents listed above, the subject matter of the patent will be in the public domain and may be freely exploited by third parties. The Issuer and its subsidiaries might have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would not be serious effects on the activities of the Issuer and its subsidiaries as they do not depend hese patents to carry out their activities.

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ITEM 10 - COMMENTS OF EXECUTIVE OFFICERS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

2011

2011 was marked by high volatility in the international scenario, particularly from August on. The perspective of growth in developed economies worsened, influenced by the need for major tax adjustments in the following quarters, particularly by the European economy. The private credit squeeze in the international markets, a reflection of the crisis, will also be a factor that restrains growth. The European Central Bank provided liquidity for a three-year period for a large number of financial institutions in December, thus contributing to a certain short-term relief in the financial conditions of the region. In the United States, growth above expectations in the second half of 2011 was the positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position continues sound, family indebtedness is low and consumption continues with potential to grow.

In the domestic scenario, the trend towards slowdown in the economic activity was consolidated. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but it also reflects the recent deterioration of the global economic scenario. Expectations of consumers and entrepreneurs continued lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery in relation to the stability noted in the previous quarter. Thus, the GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices and lower increase in administered items contribute to the perspective of lower inflation in 2012.

In this context, with more uncertainties about the foreign scenario and its possible impact on the domestic activity, the Central Bank of Brazil started a process to reduce the Selic rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, as compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliances segment, and a decrease in capital requirement and in the IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased 4.4% in actual terms, as compared to same period of 2010 (after a 15.4% growth in 2010 when compared to 2009). In the corporate segment, loans granted grew 1.4% in 2011 when compared to 2010, a year in which there was a 2.5% expansion as compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, as compared to 45.2% in December 2010. Default over 90 days reached 5.5% in December, as compared to 4.5% at the end of 2010, influenced by the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,332 million and total shareholders’ equity was R$71,347 million. As of the same date, our solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9%, compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. With respect to credit to companies, the very small, small and medium sized companies portfolio increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period. The balance of sureties and endorsements added up to R$51,530 million on December 31, 2011, representing an increase 34.3% when compared to December 31, 2010.

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Our result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. In the fourth quarter of 2010, the provision for loan losses began to reflect the model of expected loss adopted in the institution’s loan risk management, based on the broad concept of BIS II, which considers the potential loss for revolving loan. This model replaces the former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in an R$1,573 million provision reversal gross of tax in the fourth quarter 2010. As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total credit portfolio increased to 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

During the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of technology platforms are built and running in a unique environment.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

2010

In 2010, Brazil experienced strong growth and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of consumption and investment expenditures, as well as the increase of fiscal expenditures.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as investments in portfolios of shares and fixed income bonds, which rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (“CMN”) adopted measures aiming at restricting credit growth: increase of additional compulsory deposits and increase of capital requirements. The compulsory deposits of the banking system in the Central Bank increased by R$81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged on loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total shareholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

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During 2010 our main challenge was the completion of the integration of Unibanco branches and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio of individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 when compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total shareholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalized the selection of the members of the Board of Directors and Board of Officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were reevaluated and redefined, and targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and was expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in non-performing loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of non-performing loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and sureties, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

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On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the years ended December 31, 2010 and December 31, 2009 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2011 and 2010.

b) Corporate structure and possibility of redemption of shares or quotas

At December 31, 2011, capital stock comprised 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 were common and 2,281,649,700 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$45,000,000 (R$45,000,000 at 12/31/2010), of which R$31,551,752 (R$31,546,933 at 12/31/2010) is held by shareholders domiciled in the country and R$13,448,248 (R$13,453,067 at 12/31/2010) is held by shareholders domiciled abroad.

We deem appropriate the current Basel ratio of 16.4% based on the Economic-Financial Consolidated at December 31, 2011.

I – Cases for redemption;

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

None.

c) Payment capability in relation to the financial commitments assumed

d) Sources of financing used for working capital and investments in non-current assets

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

g) Limits on the use of the financing already contracted

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match to our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in the improvement of risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for additional liquidity.

Management controls our liquidity reserves based on the estimate of funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

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Our principal source of funding is deposits, which include demand, savings account, time and interbank deposits. At December 31, 2011, total deposits reached R$242,638 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding. As December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funding. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

Our savings deposits represent one of our four major sources of funding which, as of December 31, 2011 and December 31, 2010, accounted for 27.7% and 28.6% of total deposits, respectively.

	As of December 31,
	2011		2010		2009
	R$ million	% of Total Funding	R$ million	% of Total Funding	R$ million	% of Total Funding

Deposits	242,638	41.9%	202,688	39.8%	190,772	48.0%
Demand deposits	28,933	5.0%	25,538	5.0%	24,837	6.2%
Savings accounts	67,170	11.6%	57,899	11.4%	48,221	12.1%
Interbank	2,066	0.4%	1,929	0.4%	2,046	0.5%
Time deposits	144,469	24.9%	116,416	22.8%	114,671	28.9%
Other deposits	-	-%	906	0.2%	997	0.3%
Total short-term borrowings	151,000	26.1%	159,784	31.4%	113,388	28.6%
Own portfolio	43,471	7.5%	98,424	19.3%	35,948	9.0%
Third-party portfolio	36,538	6.3%	23,070	4.5%	51,799	13.0%
Free portfolio	1,805	0.3%	950	0.2%	669	0.2%
Bills of real estate loans	14,470	2.5%	8,260	1.6%	5,471	1.4%
Bills of credit related to agribusiness	1,422	0.2%	2,660	0.5%	2,283	0.6%
Financial bills	2,544	0.4%	-	0.0%	-	-%
Mortgage notes	37	0.0%	48	0.0%	512	0.1%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	1,039	0.2%	292	0.1%	238	0.0%
Foreign borrowings through Securities	9,947	1.7%	3,322	0.7%	1,948	0.5%
Borrowings	17,972	3.1%	12,009	2.4%	8,509	2.1%
Onlending	11,037	1.9%	9,769	1.9%	5,969	1.5%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Subordinated debt (1)	10,718	1.9%	980	0.2%	42	0.0%
Total long-term debt	185,691	32.1%	147,290	28.9%	93,284	23.5%
Own portfolio	92,576	16.0%	66,472	13.0%	39,272	9.9%
Third-party portfolio	-	-%	-	-%	62	0.0%
Free portfolio	14,429	2.5%	10,740	2.1%	4,185	1.1%
Bills of real estate loans	1,280	0.2%	477	0.1%	585	0.1%
Bills of credit related to agribusiness	1,862	0.3%	114	0.0%	-	-%
Financial bills	11,764	2.0%	2,466	0.5%	-	-%
Mortgage notes	207	0.0%	254	0.0%	-	-%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	-	-%	1,091	0.2%	2,527	0.6%
Foreign borrowings through securities	6,984	1.2%	6,608	1.3%	3,755	0.9%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Borrowings	3,170	0.5%	3,640	0.7%	3,828	1.0%
Onlending	24,422	4.2%	21,920	4.3%	16,386	4.1%
Subordinated debt	28,997	5.0%	33,508	6.6%	22,684	5.7%
Total	579,329	100.0%	509,762	100.0%	397,444	100.0%

1. Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totaling R$741 million and R$658 million at December 31, 2011 and 2010, respectively.

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f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

(in millions of R$)

	December 31, 2011
	0-30	31-180	181-365	Over 365	Total	%
Deposits	127,686	19,850	11,920	83,181	242,636	41.9
Deposits received under securities repurchase agreements	59,279	11,396	11,138	107,005	188,819	32.5
Funds from acceptance and issuance of securities	4,862	15,756	8,841	22,098	51,557	8.9
Borrowings and onlending	4,026	12,772	12,213	27,592	56,602	9.8
Subordinated debt (*)	60	8,157	2,502	28,997	39,715	6.9
TOTAL	195,913	67,931	46,613	268,873	579,329
% per maturity term	33.9	11.7	8.0	46.4
TOTAL - 31/12/2010	194,833	56,869	47,631	210,429	509,762
% per maturity term	38.2	11.2	9.3	41.3

(*)Includes R$ 740,703 (R$ 657,794 at December 31, 2010) of redeemable preferred shares classified under minority interests in our balance sheet.

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The table below shows funding through issuance of subordinated debt securities until December 31, 2011.

Name of security	Issue	Maturity	Return p.a.	Principal R$
CDB subordinated	2007	2012
			103.5% to 104% of CDI	4,969,704
			100% of CDI + 0.35% to 0.45%	731,836
			IGPM + 7.31 to 7.35%	278,350
	2002	2012	102.5% of CDI	200,000
	2008	2013	100% of CDI + 0.50% to 0.6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102% of CDI	40,000
	2007	2014	100% of CDI + 0.35% to 0.6%	1,864,500
	2007	2014	IGPM + 7.35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119.8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0.47% (*)	465,835
	2010	2016	110% to 114% of CDI	2,719,268
	2010	2016	IPCA + 7.33%	122,500
	2010	2017	IPCA + 7.45%	366,830
			TOTAL	14,848,624
Subordinated LF
	2010	2016	100% of CDI + 1.35% to 1.36%	365,000
	2010	2016	112% to 112.5% of CDI	1,874,000
	2010	2016	IPCA + 7%	30,000
	2010	2017	IPCA + 6.95% to 7.2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
	2011	2017	IPCA + 6.15% to 7.8%	352,400
	2011	2017	IGPM + 6.55% to 7.6%	138,000
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650,000
	2011	2018	IGPM + 7%	42,000
	2011	2018	IPCA + 7.53% to 7.7%	30,000
	2011	2019	109% to 109.7% of CDI	2,000
	2011	2021	109.25 to 110.5% of CDI	6,000
			TOTAL	9,918,900
Subordinated euronotes
	2010	2020	6.200%	1,730,600
	2010	2021	5.750%	1,694,200
	2011	2021	5.750%	418,350
	2011	2021	6.200%	780,550
			TOTAL	4,623,700
Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3.5% to 4.5%	141,127
			TOTAL	334,961
Preferred shares
	2002	2015	3.04%	1,388,841

(*)Subordinated CDBs may be redeemed from November 2011.

At Itaú Unibanco Holding, the portfolio is composed of subordinated euronotes maturing in 30 days, in the amount of R$59,547 thousand (R$26,081 thousand at December 31, 2010) maturing from 91 to 180 days in the amount of R$26,167 thousand (R$21,809 thousand at December 31, 2010) maturing over 365 days, and in the amount of R$5,111,734 thousand (R$3,304,889 thousand at December 31, 2010), totaling R$5,197,448 thousand (R$3,352,779 thousand at December 31, 2010).

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III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. In relation to the amount o four obligations (detailed with this classification) see item 3.8. We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, and there is no subordination level among unsecured debts, as well as among subordinated debt creditors.

The funding through issuance of subordinated debt securities is as follows.

(In millions of R$)

	12/31/2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	6	737	741	1.9
GRAND TOTAL	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Debentures	-	-	-	2,570	2,570	7.4
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	20,160	20,160	88.7
Debentures	-	-	-	-	-	-
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22,684	22,726
% per maturity term	0.1	0.1	-	99.8

The chart that shows the funding through issuance of subordinated debt securities is included in item 10.1. (f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has provision on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. At December 31, 2011, no event of default or non-compliance with finance clause had occurred.

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Additionally, the Itaú Unibanco Holding S.A. established in March 2010 a program for the issue and distribution of notes with certain financial intermediaries (the “Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”).

(i)	Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange.

(ii)	Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on September 23, 2010, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

(iii)	Senior Notes in the amount of US$270,000,000.00 (two hundred and seventy million U.S. dollars), issued on November 23, 2010, with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange.

(iv)	Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million U.S. dollars), issued on January 31, 2011, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are second series of the second issue of subordinated notes under the Trust Deed. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(v)	Subordinated Notes in the amount of US$500,000,000.00 (five hundred million U.S. dollars), issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a)	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)	the entity that receives such assets or that succeeds the Issuer undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed on the Issuer,

(ii)	no event of default occurs through the carry out of such transactions, and

(iii)	from any public announcement about the transaction and before its completion: the management members of the Issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Programme by the new entity that will take over the assets or that will succeed the Issuer.

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h) significant changes in each item of the financial statements

				(in millions of R$)
Assets	12/31/2011	12/31/2010	12/31/2009	2011 X 2010	2010 X 2009

Current and long-term assets	839,422	740,465	597,978	13.4%	23.8%
Cash and cash equivalents	10,633	10,097	10,594	5.3%	-4.7%
Interbank investments	116,082	86,359	139,195	34.4%	-38.0%
Securities and derivative financial instruments	187,880	186,562	120,189	0.7%	55.2%
Interbank and interbranch accounts	98,923	86,524	14,570	14.3%	493.9%
Operations with credit granting characteristics and other receivables	345,483	295,053	245,951	17.1%	20.0%
(Provision for allowance for loan losses)	(25,772)	(22,018)	(24,052)	17.0%	-8.5%
Other assets	106,193	97,888	91,531	8.5%	6.9%

Permanent assets	11,909	10,979	10,295	8.5%	6.6%
Investments	2,717	3,250	2,187	-16.4%	48.6%
Fixed assets and leased assets	5,287	4,723	4,360	11.9%	8.3%
Goodwill	95	67	-	41.8%	0.0%
Intangible assets	3,810	2,934	3,748	29.9%	-21.7%

Total assets	851,331	751,444	608,273	13.3%	23.5%

Liabilities	12/31/2011	12/31/2010	12/31/2009	2011 X 2010	2010 X 2009

Current and long-term liabilities	777,010	686,286	553,584	13.2%	24.0%

Deposits	242,638	202,687	190,772	19.7%	6.2%
Demand deposits	28,933	26,443	25,834	9.4%	2.4%
Savings deposits	67,170	57,899	48,222	16.0%	20.1%
Interbank deposits	2,066	1,929	2,046	7.1%	-5.7%
Time deposits	144,469	116,416	114,671	24.1%	1.5%

Deposits received under securities repurchase agreements	188,819	199,656	131,935	-5.4%	51.3%
Funds from acceptance and issuance of securities	51,557	25,592	17,320	101.5%	47.8%
Interbank and interbranch accounts	4,048	3,668	3,077	10.4%	19.2%
Borrowings and onlending	56,602	47,338	34,692	19.6%	36.5%
Derivative financial instruments	6,807	5,705	5,476	19.3%	4.2%
Technical provisions for insurance, pension plan and capitalization	73,754	60,551	52,404	21.8%	15.5%
Other liabilities	152,785	141,088	117,909	8.3%	19.7%
Foreign exchange portfolio	26,182	22,035	27,682	18.8%	-20.4%
Subordinated debt	38,974	33,830	22,038	15.2%	53.5%
Sundry	87,629	85,223	68,188	2.8%	25.0%

Deferred income	836	766	466	9.1%	64.4%
Minority interest in subsidiaries	2,139	3,513	3,540	-39.1%	-0.8%
Shareholders’ equity	71,347	60,879	50,683	17.2%	20.1%

Total liabilities	851,331	751,444	608,273	13.3%	23.5%

We present below the main changes in the balance sheet accounts at December 31, 2011, 2010 and 2009, noting that the balances for the periods ended 2011, 2010 and 2009 reflect the consolidation in Itaú Unibanco of Unibanco operations.

141

The total balance of assets amounted to R$851,331 million at the end of 2011, an increase of 13.3% in relation to the previous year and, at December 31, 2010, the total consolidated assets of Itaú Unibanco amounted to R$751,444 million, an increase of 23.5% as compared to the balance of R$608,273 million at December 31, 2009.

At December 31, 2011, the loan portfolio, not including endorsements and sureties, reached R$345,483 million, an increase of 17.1% in relation to the previous year. In Brazil, the portfolio of loans to individuals totaled R$147,306 million, an increase of 18% as compared to the balance in the same period in 2010. In Brazil the large companies segment, the portfolio balance was R$93,237 million, and in the very small, small and middle-market companies segment it reached R$85,680 million, a combined increase of 14.2% as compared to December 31, 2010. The loan and financing operations targeted at the retail market increased 16.0% in the period, totaling R$232,986 million. The real estate loan portfolio totaled R$19,550 million in 2011, in Brazil an increase of 47.5% as compared to the previous year. The volume of real estate loans to borrowers was R$13,450 million, whereas loans to businesspeople reached R$6,100 million.

At December 31, 2010, the loan portfolio not including endorsements and sureties reached R$295,053 million, an increase of 20.0% in relation to December 31, 2009. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.7% in the portfolio balance, totaling R$200,889 million. In the loans to large companies segment, the balance of portfolio was R$80,655 million, whereas the loans to very small, small and middle-market companies, it reached R$76,062 million, which represented an increase of 16.3% as compared to December 31, 2009.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. At December 31, 2011, total deposits reached R$242,636 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding and borrowings and onlending, whereas as of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funds. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

The deposit balance at December 31, 2011 increased 19.7% in relation to the same period of the previous year, which was basically due to an increase of 24.1% in funding through time deposits and an increase of 16.0% in savings deposits.

The deposit balance at December 31, 2010 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.1% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Consolidated shareholders’ equity totaled R$71,347 million at December 31, 2011 whereas it reached R$60,879 million at the end of 2010 and R$50,683 million at the end of 2009, representing growths of 17.2% and 20.1% as compared to December 31, 2010 and 2009, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

142

				(in millions of R$)
	2011	2010	2009	2011 x 2010	2010 x 2009
Income from financial operations before loan losses	47,259	44,647	46,116	5.9%	-3.2%

Result of loan losses	(14,424)	(9,911)	(14,165)	45.5%	-30.0%
Expense for allowance for loan losses	(19,912)	(14,121)	(16,399)	41.0%	-13.9%
Income from recovery of credits written off as loss	5,488	4,209	2,234	30.4%	88.4%

Gross income from financial operations	32,835	34,736	31,950	-5.5%	8.7%

Other operating income/expenses	(14,546)	(14,481)	(14,594)	0.4%	-0.8%
Banking service fees	13,912	12,341	12,400	12.7%	-0.5%
Income from bank charges	5,135	4,760	2,772	7.9%	71.7%
Result from insurance, pension plan and capitalization operations	2,714	2,100	2,432	29.3%	-13.6%
Personnel expenses	(13,357)	(12,452)	(12,092)	7.3%	3.0%
Other administrative expenses	(14,100)	(13,598)	(11,593)	3.7%	17.3%
Tax expenses	(4,092)	(4,168)	(4,238)	-1.8%	-1.6%
Equity in earnings of affiliated/subsidiary companies	39	423	209	-90.7%	102.4%
Other operating income	393	529	808	-25.7%	-34.5%
Other operating expenses	(5,192)	(4,415)	(5,292)	17.6%	-16.6%

Operating income	18,289	20,255	17,357	9.7%	16.7%
Non-operating income	191	81	430	135.8%	-81.2%
Income (loss) before taxes on income and profit sharing	18,481	20,336	17,787	-9.1%	14.3%
Income tax and social contribution	(2,855)	(5,886)	(6,652)	-51.5%	-11.5%
Profit sharing - statutory	(192)	(261)	(205)	-26.4%	27.3%
Management members - statutory	(192)	(261)	(205)	-26.4%	27.3%

Minority interest in subsidiaries	(813)	(866)	(864)	-6.1%	0.2%

Net income	14,621	13,323	10,067	9.7%	32.3%

Item 10.1 - Additional information:

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. On January 24, 2012, the Issuer, by means of its branch in the Cayman Islands, issued subordinated notes in accordance with the Programme in the amount of US$550,000,000.00, with final maturity on December 21, 2021. These subordinated notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Programme. The subordinated notes issued in the first series and those issued in the second series of the fourth issue will share the same CUSIP and ISIN code and will be fungible with each other. For further information, see item 18.5 of this Reference Form.

Comments on the main changes in the statements of income for 2011, 2010 and 2009 are shown in item 10.2. (a) of this form.

10.2 - Executive officers should comment on:

a) results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

143

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Highlights

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3% compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,332 million and total shareholders’ equity was R$71,347 million. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9% compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively, in 2011. With respect to credit to companies, the portfolio of very small, small and middle market companies increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period. The balance of sureties and endorsements was R$51,530 million on December 31, 2011, a 34.3% increase compared to December 31, 2010.

The result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, a decrease of R$5,791 million. This is primarily due to increased default levels, the increase of our credit portfolio and also reflects the model of expected losses adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans, inclusive. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. The adoption of this model resulted in a R$1,573 million gross reversal of taxes in the fourth quarter 2010. As of December 31, 2011, the total default ratio, including the balance of loan operations overdue for over 90-days reached 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to proportional consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

Net Income

The table below shows the major components of our net income for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Income from financial operations	101,366	79,627	27.3%
Expenses of financial operations	(54,107)	(34,979)	54.7%
Income from financial operations before loan losses	47,259	44,648	5.8%
Result of loan losses	(14,424)	(9,911)	45.5%
Gross income from financial operations	32,835	34,736	(5.5)%
Other operating revenues (expenses)	(14,546)	(14,481)	0.4%
Operating income	18,289	20,255	(9.7)%
Non-operating income	191	81	135.8%
Income before taxes on income and profit sharing	18,481	20,336	(9.1)%
Income tax and social contribution expense	(2,855)	(5,886)	(51.5)%
Profit sharing	(192)	(261)	(26.4)%
Minority interest in subsidiaries	(813)	(866)	(6.1)%
Net income	14,621	13,323	9.7%

For the year ended December 31, 2011, our net income was influenced by provisions for contingencies related to civil litigation in connection with economic plans (an after-tax expense of R$285 million), Program for Settlement or Installment of Federal Taxes – Law No. 11,941 (an after-tax expense of R$509 million) and an adjustment made to our investment in Banco BPI, which reflects its market value based on its share price on December 31, 2011 (an after-tax expense of R$245 million). See Note 22(k) to our interim consolidated financial statements.

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Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Loan, lease and other credit operations	59,103	51,315	15.2%
Securities and derivative financial instruments	26,061	18,714	39.3%
Insurance, pension plan and capitalization	5,930	4,513	31.4%
Foreign exchange operations	914	980	(6.7)%
Compulsory deposits	9,359	4,106	127.9%
Total Income from financial operations	101,366	79,627	27.3%

Our income from financial operations increased by 27.3% from R$79,627 million for the year ended December 31, 2010 to R$101,366 million for 2011, an increase of R$21,739 million. This increase is primarily due to increases in income from compulsory deposits, income from securities and derivative financial instruments, income from insurance, pension plans and capitalization products and income from loan, lease and other credit operations. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank at the end of 2010, increasing significantly the required volume of such deposits. See “The Brazilian Financial System and Banking Regulation – Regulation by the Central Bank”. This increase was partially offset by a decrease in income from foreign exchange operations.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 15.2% from R$51,315 million for the year ended December 31, 2010 to R$59,103 million for the same period in 2011, an increase of R$7,788 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular loans to companies, vehicle financing, credit card and personal loans, as well as an increase in the volume of loans and leases denominated in, or indexed to, foreign currencies.

The table below shows the performance of loan operations with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Loans to individuals	147,860	125,368	17.9%
Credit card	38,961	33,030	18.0%
Personal credit	35,069	23,864	47.0%
Vehicles	60,093	60,118	0.0%
Real estate loans(1)	13,450	8,067	66.7%
Rural loans(1)	287	289	(0.7)%
Loans to companies (1)	228,474	193,663	18.0%
Corporate	139,907	115,348	21.3%
Very small, small and middle market	88,567	78,315	13.0%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	20,678	14,397	43.6%
Total of loan, lease and other credit operations (including sureties and endorsements)	397,012	333,428	19.1%

1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2011, the total real estate loan portfolio totaled R$19,550 million and the total rural loan portfolio totaled R$5,939 million, compared to R$13,257 million and R$5,425 million, respectively, as of December 31, 2010.

145

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to the balance of R$333,428 million as of December 31, 2010. Loans to individuals totaled R$147,860 million as of December 31, 2011, an increase of 17.9% compared to December 31, 2010. The balance of credit card lending increased by 18.0% from December 31, 2010 to December 31, 2011. Credit card lending is an increasingly important tool that we use to acquire new customers, particularly low-income individuals. Personal loans increased by 47.0% from December 31, 2010 to December 31, 2011 primarily as a result of growth in loan volume at Unibanco branches now integrated in the Itaú Unibanco network and the revision of credit lines along with growth in number of clients while vehicle financing remained steady compared to 2010. Real estate loans to individuals increased by 66.7% from December 31, 2010 to December 31, 2011, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$228,474 million as of December 31, 2011, an increase of 18.0% compared to December 31, 2010, driven primarily by a 21.3% increase in loans to large companies totaling R$139,907 million as of December 31, 2011. Loans to very small, small and middle market companies increased 13.0% compared to December 31, 2010, mainly in the subsegment of medium-sized companies. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$20,678 million as of December 31, 2011, an increase of 43.6% compared to December 31, 2010, primarily driven by our growth of operations outside of Brazil, and also influenced by the appreciation of the real against these countries’ currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 39.3%, or R$7,347 million, from R$18,714 million for the year ended December 31, 2010 to R$26,061 million for 2011. This increase in income from securities and derivative financial instruments reflects the higher base annual average rate (SELIC) in Brazil in 2011 (average rate 11.6%) compared to that of 2010 (average rate 9.8%), the increase in the average balance of securities in 2011 and higher gains from derivative financial instruments used to hedge against the impact of exchange rate variation on our investments in subsidiaries outside of Brazil.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization operations increased by 31.4%, from R$4,513 million for the year ended December 31, 2010 to R$5,930 million for 2011, an increase of R$1,417 million, mainly due to increased revenues from pension plans, related to the larger balance of technical reserves from insurance, pension plan and capitalization, and also due to the increase of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 6.7%, or R$66 million, from R$980 million for the year ended December 31, 2010 to R$914 million for 2011. This decrease in income from foreign exchange operations was mainly due to lower arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Our income from compulsory deposits increased by 127.9%, or R$5,253 million, from R$4,106 million for the year ended December 31, 2010 to R$9,359 million for 2011. Regulatory requirements related to compulsory deposits changed at the end of 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2011, we had compulsory deposits of R$98,053 million compared to R$85,776 million as of December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, were interest-earning.

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Money market	(46,250)	(30,082)	53.7%
Technical provisions for pension plan and capitalization	(5,239)	(3,928)	33.4%
Borrowings and onlending	(2,618)	(969)	170.2%
Total expenses of financial operations	(54,107)	(34,979)	54.7%

Our expenses of financial operations increased by 54.7% from R$34,979 million for the year ended December 31, 2010 to R$54,107 million for 2011, an increase of R$19,128 million, mainly due to the increase in expenses from money market transactions and to the increase in borrowings and onlending expenses as discussed below.

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Expenses from Money Market Transactions

Our expenses from money market transactions increased by 53.7% from R$30,082 million for the year ended December 31, 2010 to R$46,250 million for 2011, an increase of R$16,168 million. This increase was mainly due to the increase in the annual average SELIC rate from 9.8% in 2010 to 11.6% in 2011 and the increase in the balance of deposits, and also reflects the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization Operations

Our expenses from technical provisions for pension plan and capitalization operations increased by 33.4% from R$3,928 million for the year ended December 31, 2010 to R$5,239 million for 2011, an increase of R$1,311 million, mainly due to the increase in the volume of technical provisions for pension plans that increased 21.8% in 2011 from R$60,551 million to R$73,754 million.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased by 170.2%, R$1,649 million, from R$969 million for the year ended December 31, 2010 to R$2,618 million for 2011, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies..

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 5.8% from R$44,648 million for the year ended December 31, 2010 to R$47,259 million for 2011, an increase of R$2,611 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses increased 45.5% from R$9,911 million for the year ended December 31, 2010 to R$14,424 million for the same period in 2011, an increase of R$4,513 million. The following table describes the main components of our result of allowance for loan losses for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(19,912)	(14,121)	41.0%
Income from recovery of credits written off as loss	5,488	4,210	30.4%
Expenses for allowance for loan losses	(14,424)	(9,911)	45.5%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. This growth is primarily due to increased default levels, the increase of our credit portfolio and also, since the fourth quarter of 2010, the additional provision for loan and lease losses that began to reflect the model of expected loss adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. Due to the implementation of this model, we anticipated and complemented by R$270 million the minimum level required by CMN Resolution No. 2,682 in 2011.

As of December 31, 2011, the balance of the allowance for loan losses totaled R$25,772 million. Of this total, R$20,713 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

As of December 31, 2011, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% flat to that of December 31, 2010.

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The increase in renegotiations of loans previously written off as losses observed in 2011, resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrue the debit balance so as not to generate any result until a strong indication of this loan recovery is obtained. Under this practice, our provision expenses increase because the related loan has already been overdue, accrued and recognized as loss in the past. This expense growth is neutralized by the increase in the income from recovery of credits written off as losses, without impact on the net income.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as losses increased by 30.4% from R$4,210 million for the year ended December 31, 2010 to R$5,488 million for 2011, an increase of R$1,278 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Our gross income from financial operations decreased by 5.5% from R$34,736 million for the year ended December 31, 2010 to R$32,835 million for 2011, a decrease of R$1,901 million primarily due to increased expenses for allowance for loan losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variação (%)
	(in millions of R$)
Banking service fees and income from bank charges	19,048	17,101	11.4%
Result from insurance, pension plan and capitalization operations	2,714	2,100	29.2%
Personnel expenses	(13,357)	(12,452)	7.3%
Other administrative expenses	(14,100)	(13,598)	3.7%
Tax expenses	(4,092)	(4,168)	(1.8)%
Equity in earnings of affiliates and other investments	40	423	(90.5)%
Other operating revenues	393	529	(25.7)%
Other operating expenses	(5,192)	(4,415)	17.6%
Total other operating revenues (expenses)	(14,546)	(14,480)	0.4%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 11.4% from R$17,101 million for the year ended December 31, 2010 to R$19,048 million for 2011, an increase of R$1,947 million.

Banking service fees increased by 12.7% from R$12,341 million for the year ended December 31, 2010 to R$13,912 million for 2011, an increase of R$1,571 million. This increase was mainly due to increased revenues from credit card transactions, which increased R$827 million, or 15.7%, from R$5,284 million for the year ended December 31, 2010 to R$6,111 million for the same period in 2011, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash advances, offered by us through retailers. Fees from assets under management increased R$122 million, or 4.9%, from R$2,486 million for the year ended December 31, 2010 to R$2,608 million for the same period in 2011, due to an 11.0% increase in the volume of assets under management, which increased from R$363,818 million as of December 31, 2010 to R$403,906 million as of December 31, 2011. Income from sureties and credits granted increased by 20.7% from R$1,460 million for year ended December 31, 2010 to R$1,762 million for the same period in 2011, an increase of R$302 million. This change is related to an increase in our operating activity. We also had an increase of 18.3%, or R$220 million, in other banking service fees primarily due to higher revenues from the investment banking unit, mainly those related to economic and financial advisory activities.

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Income from bank charges increased by 7.9% from R$4,760 million for the year ended December 31, 2010 to R$5,135 million for 2011, an increase of R$375 million, principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations increased by 29.2% from R$2,100 million for the year ended December 31, 2010 to R$2,714 million for 2011, an increase of R$614 million. The increase in our result from insurance, pension plan and capitalization operations was mainly due to the increases in premiums and contributions together with increases in the volume of sales of insurance products.

Personnel Expenses

Our personnel expenses increased by 7.3% from R$12,452 million for year ended December 31, 2010 to R$13,357 million for 2011, an increase of R$905 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in October 2011 which increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees. Finally, the labor union agreement reached in September 2011 increased compensation by 9.0% for all employees. The agreement also established an increase of 9.0% in benefits for all employees. In addition, we experienced a 3.2% decrease in the number of employees to a total of 104,542 employees as of December 31, 2011 compared to December 31, 2010, primarily because of the reductions in personnel as a result of restructuring initiatives in our Consumer Credit unit which were intended to integrate systems and processes into a single platform in order to capture synergies in these operations and in connection with a strategic review of certain businesses. As part of this review, certain positions in our Consumer Credit area were transferred to our retail partners.

Other Administrative Expenses

Our administrative expenses increased by 3.7% from R$13,598 million for the year ended December 31, 2010 to R$14,100 million for the same period in 2011, an increase of R$502 million. This increase in other administrative expenses was mainly due to our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication, services from third-parties, including marketing, advisory and consulting services, and financial system services. In addition, a portion of our expenses is subject to readjustment according to cumulative consumer inflation in Brazil which reached 6.5% in 2011 according to IBGE/IPCA.

Tax Expenses

Our tax expenses decreased by 1.8% from R$4,168 million for the year ended December 31, 2010 to R$4,092 million for 2011, a decrease of R$76 million. The decrease is mainly due to the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments decreased by 90.5% from R$423 million for the year ended December 31, 2010 to R$40 million for 2011, a decrease of R$383 million, due to an adjustment to our investment in Banco BPI in order to reflect its market value based on its share price on December 30, 2011.

Other Operating Revenues

Our other operating revenues decreased by 25.7% from R$529 million for the year ended December 31, 2010 to R$393 million for 2011, a decrease of R$136 million.

Other Operating Expenses

Our other operating expenses increased by 17.6% from R$4,415 million for the year ended December 31, 2010 to R$5,192 million for 2011, an increase of R$777 million, mainly due to an increase in provision for civil lawsuits.

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Operating Income

Our operating income decreased by 9.7% from R$20,255 million for year ended December 31, 2010 to R$18,289 million for 2011, a decrease of R$1,966 million.

Non-Operating Income

Our non-operating income increased from R$81 million for the year ended December 31, 2010 to R$191 million for 2011, an increase of R$110 million.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing decreased by 9.1% for the year ended December 31, 2010 from R$20,336 million to R$18,481 million for 2011, a decrease of R$1,855 million.

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution expense for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variação (%)
	(in millions of R$)
Income before income tax and social contribution	18,481	20,336	(9.1)%
Charges (income tax and social contribution) at the rates in effect	(7,392)	(8,134)	(9.1)%
Increase (decrease) to income tax and social contribution charges arising from:

(Additions) exclusions	4,537	2,248	101.8%
Foreign exchange variation on investments	1,097	(372)	(394.9)%
Interest on capital	1,662	1,496	11.1%
Dividends, interest on external debt bonds and tax incentives	281	298	(5.7)%
Prior periods increase (reversal)	885	626	41.4%
Other	612	200	205.0%
Total income tax and social contribution expense	(2,855)	(5,886)	(51.5)%

Income tax and social contribution decreased 51.5% to an expense of R$2,855 million for the year ended December 31, 2011 compared to an expense of R$5,886 million for 2010. The main factor that contributed to this increase was the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain or are not deductible, if they represent a loss; the subsidiaries abroad constitute a permanent difference. From an economic perspective, we hedge our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During the year ended December 31, 2011, depreciation of the real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the real generated taxable gains on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management decreased by 26.4% from R$261 million for the year ended December 31, 2010 to R$192 million for 2011, a decrease of R$69 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$866 million for the year ended December 31, 2010 to an expense of R$813 million for 2011, a decrease of R$53 million, principally as a result of decreased earnings from our minority interest in Redecard S.A. For additional information, see Note 16(e) to our interim consolidated financial statements.

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Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Presentation of Financial Information related to the Year Ended December 31, 2010

As discussed in “Presentation of Financial Information” and Note 22 (I) to our consolidated annual financial statements related to the year ended December 31, 2011, we adjusted some items related to the year ended December 31, 2010, for comparative purposes. These adjustments are reflected in the financial statements related to the year ended December 31, 2010 in this Prospectus and in the financial statements presented in Attachment B, related to the year ended December 31, 2011. However, the financial statements presented in this section, related to the year ended December 31, 2009, do not reflect these adjustments.

The comparisons between the results of operations for the year ended December 31, 2010 and for the year ended December 31, 2009 shall be read together with Note 22 (I) to our consolidated annual financial statements for the year ended December 31, 2011.

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total shareholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated in the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

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Net Income

The table below shows the major components of our net income for years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income from financial operations	79,627	76,697	3.8%
Expenses of financial operations	(34,979)	(30,581)	14.4%
Income from financial operations before loan losses	44,648	46,116	(3.2)%
Result of loan losses	(9,911)	(14,165)	(30.0)%
Gross income from financial operations	34,737	31,950	8.7%
Other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%
Operating income	20,256	17,357	16.7%
Non-operating income	81	430	(81.2)%
Income before taxes on income and profit sharing	20,336	17,787	14.3%
Income tax and social contribution expense	(5,886)	(6,652)	(11.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(866)	(864)	0.2%
Net income	13,323	10,067	32.3%

In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or installment payment of federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provision for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Loan, lease and other credit operations	51,315	47,477	8.1%
Securities and derivative financial instruments	18,714	23,994	(22.0)%
Insurance, pension plan and capitalization	4,513	4,576	(1.4)%
Foreign exchange operations	979	9	10,777.78%
Compulsory deposits	4,106	641	540.6%
Total Income from financial operations	79,627	76,697	3.8%

Our income from financial operations increased by 3.8% from R$76,697 million for 2009 to R$79,627 million for 2010, an increase of R$2,930 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalization products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. See “The Brazilian Financial System and Banking Regulation — Regulation by the Central Bank”. The decrease in income from securities and derivative financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 8.1% from R$47,477 million for 2009 to R$51,315 million for 2010, an increase of R$3,838 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, real estate loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

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	Year Ended December 31,
	2010	2009	Variation (%)
	(in million of R$)
Loans to individuals	125,368	107,812	16.3%
Credit card	33,030	29,313	12.7%
Personal credit	23,864	20,627	15.7%
Vehicles	60,118	52,276	15.0%
Real estate loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies (1)	193,663	158,862	21.9%
Corporate	115,348	95,832	20.4%
Very small, small and middle market	78,315	63,030	24.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,396	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	333,427	278,382	19.8%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total real estate loan portfolio totaled R$13,257 million and total rural loan portfolio totaled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$333,427 million as of December 31, 2010, a 19.8% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totaled R$125,368 million as of December 31, 2010, an increase of 16.3% compared to December 31, 2009. The balance of credit card lending increased by 12.7% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 15.7% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.0% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Real estate loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 24.3% increase in loans to very small, small and middle market companies as part of our increased strategic focus on these clients. Loans to large companies totaled R$115,348 million as of December 31, 2010, an increase of 20.4% compared to December 31, 2009, in particular in BNDES onlending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$14,396 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 22.0%, or R$5,280 million, from R$23,994 million for 2009 to R$18,714 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad. In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension plan and Capitalization

Our income from insurance, pension plan and capitalization decreased by 1.4%, from R$4,576 million for 2009 to R$4,513 million for 2010, a decrease of R$63 million, mainly due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$970 million, from R$9 million for 2009 to R$979 million for 2010, due to gains related to trades in foreign currencies.

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Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest earning. See “The Brazilian Financial System and Banking Regulation – Reserve Requirements.”

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation(%)
	(in million of R$)
Money market	(30,082)	(26,297)	(14,4)%
Technical provisions for pension plan and capitalization	(3,928)	(3,992)	(1,6)%
Borrowings and onlending	(969)	(292)	(231,8)%
Total expenses of financial operations	(34,979)	(30,581)	(14,4)%

Our expenses of financial operations increased by 14.4% from R$30,581 million for 2009 to R$34,979 million for 2010, an increase of R$4,398 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,082 million for 2010, an increase of R$3,785 million. This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations decreased by 1.6%, from R$3,992 million for 2009 to R$3,928 million for 2010, a decrease of R$64 million mainly due to the change in the basis for consolidating Porto Seguro S.A., from consolidation to recognition in 2010.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and onlending, as well as the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 3.2 % from R$46,116 million for 2009 to R$44,648 million for 2010, a decrease of R$1,468 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses decreased by 30.0% from R$14,165 million for 2009 to R$9,911 million for 2010, a decrease of R$4,254 million. The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(14,121)	(16,399)	(13.9)%
Income from recovery of credits written off as loss	4,210	2,234	88.5%
Expenses for allowance for loan losses	(9,911)	(14,165)	(30.0)%

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Expenses for allowance for loan losses

Our expenses for allowance for loan losses decreased by 13.9% from R$16,399 million for 2009 to R$14,121 million for 2010, a decrease of R$2,278 million. During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totaled R$6,104 million. This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provision, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 88.5% from R$2,234 million for 2009 to R$4,210 million for 2010, an increase of R$1,976 million. A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 8.7% from R$31,950 million for 2009 to R$34,737 million for 2010, an increase of R$2,787 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation(%)
	(in millions of R$)
Banking service fees and income from banking charges	17,101	15,172	12.7%
Result from insurance, pension plan and capitalization operations	2,100	2,432	(13.7)%
Personnel expenses	(12,452)	(12,092)	3.0%
Other administrative expenses	(13,598)	(11,593)	17.3%
Tax expenses	(4,168)	(4,238)	(1.7)%
Equity in earnings of affiliates and other investments	423	209	102.4%
Other operating revenues	529	808	(34.5)%
Other operating expenses	(4,415)	(5,292)	(16.6)%
Total other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%

Banking Service Fees and Income from Banking Charges

Our banking service fees and income from banking charges increased by 12.7% from R$15,172 million for 2009 to R$17,101 million for 2010, an increase of R$1,929 million.

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Banking service fees decreased by 0.5% from R$12,400 million for 2009 to R$12,341 million for 2010, an decrease of R$59 million. This decrease was mainly due to the adjustments discussed above related to the year ended December 31, 2010. Excluding these adjustments, there was an increase of R$843 million, primarily due to an increase in credit card transactions mainly arising from the increased use of credit lines, such as receivables in advance, offered by us through retailers. Fees from assets under management increased by 10.5% from R$2,249 million for 2009 to R$2,486 million for 2010, an increase of R$237 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.4% from R$1,323 million for 2009 to R$1,460 million for 2010, an increase of R$137 million. This change is related to an increase in our operating activity and an improved economic environment for granting credit. We also had a decrease of 13.8%, or R$192 million, in other banking service fees, mainly due to the adjustments discussed in “Presentation of Financial Information related to the year ended December 31, 2010”. Excluding these adjustments, there was an increase of R$334 million mainly related to the resumption of our investment bank and economic and financial advisory activities after a period of lower activity following the international financial crisis that negatively impacted our performance in 2009.

Income from banking charges increased by 71.7% from R$2,772 million for 2009 to R$4,760 million for 2010, an increase of R$1,988 million (or an increase of R$438 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations decreased by 13.7% from R$2,432 million for 2009 to R$2,100 million for 2010, a decrease of R$332 million (or an increase of R$226 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The decrease in result from insurance, pension plan and capitalization operations was affected by the change in the basis for consolidating Porto Seguro S.A. from consolidation to recognition under the equity method in 2010.

Personnel Expenses

Our personnel expenses increased by 3.0% from R$12,092 million for 2009 to R$12,452 million for 2010, an increase of R$360 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees. In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle market companies and consumer credit segments. Finally, the labor union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 17.3% from R$11,593 million for 2009 to R$13,598 million for 2010, an increase of R$2,005 million. This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

Tax Expenses

Our tax expenses increased by 1.7% from R$4,238 million for 2009 to R$4,168 million for 2010, an increase of R$70 million. This increase in tax expenses was mainly due to increased operating activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 102.4% from R$209 million for 2009 to R$423 million for 2010, an increase of R$214 million (or an increase of R$15 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010), due to an increase in dividends received from other investments.

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Other Operating Revenues

Our other operating revenues decreased by 34.5% from R$808 million for 2009 to R$529 million for 2010, a decrease of R$279 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 16.6% from R$5,292 million for 2009 to R$4,415 million for 2010, a decrease of R$877 million. In 2009, certain events took place, such as the acquisition of our controlling interest in Redecard S.A. (“Redecard”), which led to goodwill amortization expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations.

Operating Income

Our operating income increased by 16.7% from R$17,357 million for 2009 to R$20,255 million for 2010, an increase of R$2,898 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$81 million for 2010, a decrease of R$349 million. During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million.

Income Before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 14.3% from R$17,787 million for 2009 to R$20,336 million for 2010, an increase of R$2,549 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income before income tax and social contribution	20,336	17,787	14.3%
Charges (income tax and social contribution) at the rates in effect	(8,134)	(7,115)	14.3%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,249	463	385.5%
Foreign exchange variation on investments abroad	(372)	(2,034)	(81.7)%
Interest on capital	1,496	1,478	1.2%
Dividends, interest on external debt bonds and tax incentives	298	465	(35.9)%
Prior periods increase (reversal)	626	650	(3.7)%
Other	201	(96)	(309.4)%
Total income tax and social contribution expense	(5,886)	(6,652)	(11.5)%

Income tax and social contribution expense decreased 11.5% to an expense of R$5,886 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were: (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$372 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$298 million in 2010, a decrease of 35.9%, or R$167 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. In 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

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Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$866 million for 2010, an increase of R$2 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

a)	changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

b) impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2011, 2010 and 2009).

Market risk is the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, as well as from its financial margins, including the risks of transactions subject to variation in the foreign exchange rates, interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations.

The VaR of the consolidated maintained its lower levels in 2011 as compared to the previous year, which may be observed in the Average Global VaR. A conservative management and an effective and significant portfolio diversification maintained the indicators at low levels despite the uncertainties in the international market in the period and their impact on the domestic markets. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation. In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted: on those related to the non-taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$3,785 million in 2011, R$4,029 million in 2010 and R$5,621 million in 2009. The decrease of 6.1% in the financial margin with the market in 2011 in relation to 2010 was caused by the lower result in proprietary positions.

In 2010, we noted a decrease of 28.3% in the financial market with the market in relation to 2009 caused by the lower result in foreign exchange and variable income positions.

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In 2009, we noted an addition of R$4,034 million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

In compliance with CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed. Each market risk factor was analyzed for sensitivity using shocks at 25% and 50%, both for growth and for drops. The highest resulting losses per risk factor in each of the scenarios were presented with an impact on income, net of tax effects, providing a view of the Itaú Unibanco exposure in derivatives in exceptional scenarios.

According to the criteria for classification of transactions set forth in CVM Resolution No. 3,464, of June 26, 2007, and BACEN Circular No. 3,354/07, of June 27, 2007, and the New Capital Accord - Basel II, the financial instruments, including all transactions with derivatives, are separated in trading and banking portfolios. Market risk is measured taking into consideration this portfolio separation.

The sensitivity analyses, shown below, are a steady assessment of the portfolio exposure and, therefore, do not consider the dynamic response capacity of the management (treasury and control areas) that puts mitigating measures into effect whenever a situation of loss or high risk is identified, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio, consists of all short-term operations, including derivatives, aimed at hedging other instruments of this portfolio or locking arbitration results.

In millions of R$

Trading and Banking Portfolio	Exposures	31/12/2011 (*)			31/12/2010 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(28)	(55)	(1)	(20)	(40)
Foreign exchange coupons	Rates of foreign exchange coupons	-	(6)	(13)	-	(2)	(4)
Foreign currencies	Exchange variation	(7)	(187)	(374)	(1)	(28)	(55)
Price indices	Rates of price indices coupons	-	(4)	(8)	-	(3)	(6)
Reference rate	Rate of TR coupons	-	(9)	(19)	-	-	-
Variable	Share price	1	(13)	(26)	4	101	(201)
	Total without correlation	(8)	(248)	(495)	2,419	162	(325)
	Total with correlation	(6)	(179)	(357)	1,603	108	(215)

(*) Amounts net of tax effects.

The banking portfolio comprises transactions that are not classified in the trading portfolio. It consists of transactions with medium and long holding period investments and their related hedges, and those intended to actively manage the financial risks which may or may not be carried out with derivative financial instruments.

In millions of R$

Trading and Banking Portfolio	Exposures	31/12/2011 (*)			31/12/2010 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(108)	(216)	(4)	(91)	(181)
Foreign exchange coupons	Rates of foreign exchange coupons	(1)	(26)	(52)	(2)	(45)	(90)
Foreign currencies	Exchange variation	(2)	(49)	(98)	2	(53)	(105)
Price indices	Rates of price indices coupons	(1)	(25)	(50)	(1)	(14)	(29)
Reference rate	Rate of TR coupons	(3)	(82)	(160)	-	-	-
Variable	Share price	1	(35)	(69)	4	(110)	(219)
	Total without correlation	(10)	(326)	(646)	(848)	(344)	(684)
	Total with correlation	(7)	(235)	(466)	(562)	(228)	(453)

(*) Amounts net of tax effects.

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For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 25 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

Scenario III: Shocks at 50 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 50 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2011, the net foreign exchange position, including investments abroad, is a liability totaling US$ 8,313 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

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(R$ million)
	12/31/2011
		Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	10,633	6,141	5,668	472	4,595
Interbank investments	116,082	98,442	97,522	920	17,685

Securities	187,880	170,876	170,613	263	48,914
Loan and lease operations	319,711	270,632	260,352	10,280	61,078
Operations with credit granting characteristics	345,483	295,717	285,437	10,280	61,764
(Allowance for loan losses)	(25,772)	(25,085)	(25,085)	-	(686)
Other assets	205,116	192,282	178,796	13,486	28,920
Foreign exchange portfolio	26,450	18,137	5,817	12,320	24,097
Other	178,666	174,144	172,978	1,166	4,822

Permanent assets	11,909	37,635	10,957	26,678	952
Total assets	851,332	776,008	723,909	52,099	162,143
Derivatives - long position				52,858
Total assets				104,957

	12/31/2011
		Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	242,636	186,072	185,889	183	58,883

Deposits received under securities repurchase agreements	188,819	181,414	181,414	0	7,405
Funds from acceptance and issuance of securities	51,557	64,502	34,601	29,901	16,509
Borrowings and onlending	56,602	51,895	38,152	13,742	16,697
Interbank and interbranch accounts	4,048	3,919	2,006	1,913	129
Derivative financial instruments	6,807	4,827	4,827	0	2,422
Other liabilities	152,785	136,144	125,782	10,362	33,321
Foreign exchange portfolio	26,182	17,880	7,910	9,970	24,086
Other	126,603	118,263	117,872	392	9,234

Technical provisions for insurance, pension plan and capitalization
Deferred income	73,754	73,739	72,626	1,112	16
Minority interest in subsidiaries	836	752	517	235	84
Stockholders' equity of parent company	2,139	1,398	1,398	-	-
Capital and reserves	71,347	71,347	71,347	-	26,678
Income for the period	56,727	56,727	56,727	-	24,489
	14,621	14,621	14,621	-	2,188
Total liabilities	851,332	776,008	718,559	57,448	162,143

Derivatives - short position				62,924

Total liabilities and stockholders' equity after adjustments (b)				120,373
Net foreign exchange position - Itaú Unibanco (c = a - b)				(15,416)
Net foreign exchange position - Itaú Unibanco (c) in US$				(8,313)

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results in relation to:

a) Introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follows:

•	Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies;

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•	Itaú BBA, which is responsible for banking operations with large companies and investment banking activities;

•	Consumer Credit, the income of which is from the financial products and services offered to non-current account holder clients;

•	Activities with the market + Corporate, which represent the financial margin with the market, costs associated with treasury operations, income associated with excess capital, excess subordinated debt, carry-forward of the net balance of deferred tax assets and tax debts, reversal of additional allowance for loan losses, equity in earnings of companies not included in any of the segments and the adjustment related to minority interests in subsidiaries.

Itaú Unibanco did not introduce or dispose any operating segment in 2011, 2010 or 2009.

b) Incorporation, acquisition or disposal of ownership interest

2012

Public Tender Offer (OPA) of Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the minority shareholders of Redecard S.A. (“Redecard”) by means of a public tender offering (the “Tender Offering”) in order to cancel Redecard’s registry as a publicly-held company with the CVM. The Tender Offering is aimed at the acquisition of the common shares issued by Redecard corresponding to approximately 50% of its total capital.  The maximum purchase price is thirty-five Brazilian reais (R$35.00) per share, payable in reais, totaling around R$11.8 billion.  On April 12, 2012, the appraisal report prepared by N.M. Rothschild & Sons (Brazil) Ltda., the institution selected by the minority shareholders of Redecard to prepare the Company’s fair price appraisal report (“Report”) was disclosed, stating that the fair price for the shares is from R$ 34.18 to R$ 37.59. On May 18, 2012, the shareholders who hold Redecard shares in free float resolved to request a new appraisal of Redecard shares under the tender offering, which will be carried out by Banco de Investimentos Credit Suisse (Brazil) S.A. and is expected to be completed by June 18, 2012.

The completion of the Tender Offering is subject to the (i) acceptance of or (ii) express agreement with the delisting of more than 2/3 of the shares in free float, that is, the Company’s shares that are in free float held by shareholders that expressly agree with the Company’s delisting or qualify for the Tender Offering auction (“Auction”). Should this minimum acceptance not be achieved in the Auction, the Tender Offering will not be completed and, in this case, Redecard will continue to be registered with CVM as a publicly-held company and subject to the differentiated corporate governance practices required by the Novo Mercado (New Market) Regulation of the São Paulo Stock Exchange BM&FBOVESPA S.A. (“BM&FBOVESPA”). Itaú Unibanco Holding clarified that, in this case, it may propose the review of the main contracts it has with the Company so as to properly reflect the changes that occurred in the acquisition area, such as the non-exclusiveness of registration with brands, thus making them compatible with the current market practices. It may also consider other strategic alternatives, including the partial or total disposal of its stake in Redecard.

The Tender Offering is subject to the approval of regulatory authorities.

2011

Banco Carrefour

On April 14, 2011, Itaú Unibanco, a subsidiary of Itaú Unibanco Holding, entered into a Share Purchase Agreement for purchase of 49% of Banco CSF S.A.(“Banco Carrefour”), in the amount of R$725 million. Banco Carrefour is the entity responsible for the exclusive offering and distribution of financial, insurance and private pension products and services in the distribution channels of Carrefour Comércio e Indústria Ltda. operated under the "Carrefour" brand in Brazil and that, on April 14, 2011, held 163 hypermarkets and supermarkets and related electronic channels, and on December 31, 2010 held a base of 7.7 million accounts and a loan portfolio (gross amount) in the amount of R$2,254 million. The transaction was approved by the Central Bank of Brazil and the completion of the transaction is subject to implementation of some conditions.

2010

There are not any material transactions to be reported.

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2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 a Share Purchase Agreement aimed at the transfer of total capital from Unibanco Saúde Seguradora held by Itaú Unibanco and Itaú Seguros. Our intention with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$55 million. In view of the performance of Unibanco Saúde Seguradora’s operations in the 12 months following the completion of this transaction, Itaú Unibanco S.A. was entitled to an additional payment of approximately R$45 million. The National Agency of Supplemental Health (ANS) approved the transaction on April 1, 2010. The transaction was completed on April 29, 2010.

Change in the FIC partnership agreement

CBD and Itaú Unibanco concluded, on August 28, the negotiation related to the company FIC. The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD). In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of R$550 million. On the same occasion, the exclusivity agreement for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco paid R$50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness holding a leadership position in the residence and automobile insurance lines, with 3.4 million vehicles and 1.2 million properties insured, at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Seguros de Auto e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A..

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million, fully amortized in the consolidated financial statements. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

c) Unusual events or operations

In 2011, 2010 and 2009 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

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		In millions of R$
	Itau Unibanco Consolidated
	2011	2010	2009
Non-Recurring Effects	14,641	13,023	10,491
	(20)	300	(424)
Partial Reversal of Additional Provision for Loan Losses	0	1,038
Fiscal contingencies	-	(380)	-
Program for Settlement or Installment Payment of Federal Taxes - Law No 11.941/	509	145	292
Market Value Adjustment – BPI	(244)	-	-
Provision for Contingencies - Economic Plans	(285)	(467)	(191)
Benefits to Employees - Technical Pronouncement CPC 33	-	(35)	-
Sale of Investments	-	-	223
Amortization of Goodwill	-	-	(753)
Other Non-Recurring Effects	-	-	-
Net Income	14,621	13,323	10,067

10.4. Directors should comment on:

a) Significant changes in accounting practices

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009.

2009

There were no changes in the Issuer’s accounting practices.

b) Significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•	As from July 2011, ITAÚ UNIBANCO HOLDING, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) in addition to the mandatory minimum dividend.

•	As from December 31, 2010, ITAÚ UNIBANCO HOLDING, in accordance with CVM Resolution No. 600/09, recognizes as assets the difference, if positive, between the fair value of the assets of a plan and the actuarial liabilities, taking into consideration the limit on a defined benefit asset.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2011, 2010 and 2009.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

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General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP as of and for the years ended December 31, 2011, 2010 and 2009. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make Judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations. Therefore, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). See “Selected Statistical Information— Loans and Leases—Rating of the Loan and Lease Portfolio”. The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in December 31, 2008, we also recognized an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario. As of December 31, 2009 and in the first three quarters of 2010, we included as part of the “additional allowance” countercyclical provision which, beginning on December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

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Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2011 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO “) – Integrated Framework. The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective as of December 31, 2011.

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b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

There were no public offering of securities.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering

There were no public offering of securities.

c) if there were differences, the reasons for such differences

There were no public offering of securities.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$554 million, exclusively composed of real estate loan operations of R$534 million and rural loans of R$20 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V - Agreements for future receipt of financing

None.

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b) other items that are not presented in the financial statements

None.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$20 million.

b) the nature and purpose of the operation

Real estate loan:

Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$301 million.

Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$233 million.

Rural loan:

Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$20 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a)	Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the minority shareholders of Redecard S.A. (“Redecard”) by means of a public tender offering (the “Tender Offering”) in order to cancel Redecard’s registry as a publicly-held company with the CVM. The Tender Offering is aimed at the acquisition of the common shares issued by Redecard corresponding to approximately 50% of its total capital.   The maximum purchase price is thirty-five Brazilian reais (R$35.00) per share, payable in reais, totaling around R$11.8 billion.  On April 12, 2012, the appraisal report prepared by N.M. Rothschild & Sons (Brazil) Ltda., the institution selected by the minority shareholders of Redecard to prepare the Company’s fair price appraisal report (“Report”) was disclosed, stating that the fair price for the shares is from R$ 34.18 to R$ 37.59. On May 18, 2012, the shareholders who hold Redecard shares in free float resolved to request a new appraisal of Redecard shares under the tender offering, which will be carried out by Banco de Investimentos Credit Suisse (Brazil) S.A. and is expected to be completed by June 18, 2012.

The completion of the Tender Offering is subject to the (i) acceptance of or (ii) express agreement with the delisting of more than 2/3 of the shares in free float, that is, the Company’s shares that are in free float held by shareholders that expressly agree with the Company’s delisting or qualify for the Tender Offering auction (“Auction”). Should this minimum acceptance not be achieved in the Auction, the Tender Offering will not be completed and, in this case, Redecard will continue to be registered with CVM as a publicly-held company and subject to the differentiated corporate governance practices required by the Novo Mercado (New Market) Regulation of the São Paulo Stock Exchange BM&FBOVESPA S.A. (“BM&FBOVESPA”). Itaú Unibanco Holding clarified that, in this case, it may propose the review of the main contracts it has with the Company so as to properly reflect the changes that occurred in the acquisition area, such as the non-exclusiveness of registration with brands, thus making them compatible with the current market practices. It may also consider other strategic alternatives, including the partial or total disposal of its stake in Redecard.

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The Tender Offering is subject to the approval of regulatory authorities.

Itaú Unibanco expects to open approximately 155 branches in 2012, concurrently with the opening of new platforms for small companies.

At the end of 2011, we had 4,984 points of service comprised of regular branches and service centers (PAB), an increase of 105 branches in one year. The remodeling process in the retail service network, based on the new relationship model with clients, which reviews concepts of service and layouts, reached the total of 1,500 units remodeled at the end of 2011, of which 440 were remodeled in 2011.

The source of funding is the Issuer’s own working capital, represented by shareholders' equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Itaú Unibanco chose the city of Mogi Mirim, State of São Paulo, to receive its Technological Center. Aiming at becoming the main technological center of the institution, Itaú Unibanco’s Technological Center will be implemented on an area of 815,000 m², located in the Industrial District.

The decision on the new site where the data processing and storage equipment will be concentrated took into consideration infrastructure items, such as the extent of the available area, supply capacity for the demand of power, water and telecommunications demand, considering that the Technological Center will operate 24 hours a day, and location.

The project, that is expected to be concluded in 2014, comprises land acquisition and construction work and the total investment amounts to approximately R$800 million. At the end of this step, the center will have approximately 60,000 m² of constructed area and 400 people working in site for the Operating and Support areas.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the perspectives of the country involved.

c) New products and services, indicating:,

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in the development of new products and services

None.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements under BRGAAP1 and International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for 2011 are available at our website: www.itau-unibanco.com.br/ri.

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Comparison between BRGAAP1 and IFRS

In millions of R$

Balance Sheet		Adjustments and			Adjustments and
	BRGAAP	Reclassifications [2]	IFRS	BRGAAP	Reclassifications [2]	IFRS
	Dec/31/2011			Dec/31/2010
Total Assets	851,331	(33,195)	818,136	751,443	(24,361)	727,082
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives	412,648	(2,414)	410,234	368,794	1,960	370,754
Loan Operations	345,483	781	346,264	295,053	(216)	294,837
(-) Allowance for Loan Losses [3]	(25,772)	1,899	(23,873)	(22,019)	2,025	(19,994)
Other Financial Assets[4]	66,502	(26,248)	40,254	62,245	(21,300)	40,945
Tax Assets [5]	32,409	(6,321)	26,088	28,958	(4,816)	24,142
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	20,061	(892)	19,169	18,412	(2,014)	16,398

Current Liabilities and Long Term Liabilities	777,845	(35,045)	742,800	687,051	(27,521)	659,530
Deposits	242,636	-	242,636	202,688	-	202,688
Deposits Received Under Securities Repurchase Agreements	188,819	(3,406)	185,413	199,656	1	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	153,941	926	154,867	112,464	1,654	114,118
Other Financial Liabilities[4]	70,283	(26,164)	44,119	62,297	(21,285)	41,012
Reserves for Insurance, Private Pension and Capitalization	73,754	(12)	73,742	60,551	(1,084)	59,467
Provisions and Other Liabilities	34,661	(46)	34,615	32,120	(1,642)	30,478
Tax Liabilities [5]	13,751	(6,343)	7,408	17,275	(5,165)	12,110

Total Stockholders’ Equity	73,486	1,850	75,336	64,392	3,160	67,552
Minority Stockholders’ Equity	2,139	(744)	1,395	3,513	(1,836)	1,677
Controlling Stockholders’ Equity	71,347	2,594	73,941	60,879	4,996	65,875

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;

3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;

4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;

5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

in million of R$
Adjustments	Equity	Net Income
	Dec/31st/11	4Q/11	3Q/11	4Q/10	2011	2010
BRGAAP - Values Attributable to Controlling Stockholders	71,347	3,681	3,807	3,890	14,621	13,323
(a) Allowance for Loan Losses	1,899	(97)	119	(430)	(126)	(1,434)
(b) Recognition of total deferred tax assets	1,002	(163)	(195)	(293)	(628)	(660)
(c) Pension and health care plans	-	-	-	(151)	-	-
(d) Adjustment to market value of shares and quotas	471	2	3	12	5	14
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	862	(8)	(9)	(15)	(34)	(40)
(f) Provision for Itaú Unibanco mesger expenses	-	-	-	(313)	-	(844)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	34	(140)	45	(131)	275
(h) Effective interest rate	(724)	319	(218)	(22)	95	22
Other adjustments	72	6	1	(91)	78	236
Income tax and social contribution on Net Income	(988)	(123)	23	416	(43)	816
IFRS - Values Attributable to Controlling Stockholders	73,941	3,651	3,391	3,048	13,837	11,708
IFRS - Values Attributable to Minority Stockholders	1,395	236	199	197	773	786
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	75,336	3,887	3,590	3,245	14,610	12,494

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Differences betwwen Financial Statements under IFRS and BRGAAP

(a) Under IFRS (IAS 39), allowance for loan losses must be recognized when there is objective evidence that the loan operations have suffered a reduction in its value (impairment). Under BRGAAP, the Expected Loss 6 concept is used.

(b) In the Consolidated Financial Statements Under BRGAAP, a portion of deferred tax asset related to Social Contribution on Net Income at the rate of 15% (IAS 12), was recognized, fully incorporated in the opening balance sheet of 01/01/01 under IFRS.

(c) As of 2011, IFRS and BRGAAP criteria were equalized (IAS 19).

(d) Under IFRS (IAS 39 and 32), shares and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Shareholders' Equity, with no impact on the statement of income of the period.

(e) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized

(f) The provision for Itaú and Unibanco merger was reversed on the opening balance sheet Under IFRS of 01/01/2010 (IAS 19 and 37). Under BRGAAP, this provision was consumed until 12/31/2010

(g) Under IFRS (IAS 21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (currency of the primary economic environment in which the entity operates) differs from the Real, started to be recorded directly in Shareholders' Equity with no impact on the statement of income for the period.

(h) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized under the effective interest rate method, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, the recognition of expenses and revenues from fees occurs at the time these operations are contracted.

For comparison purposes, we present on the table below the net income and the recurring net income according to IFRS and BRGAAP.

	in millions of R$
Recurring Net Income	4th Q/11			2011
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling shareholders	3,681	3,651	(30)	14,621	13,837	(784)
Exclusion of Non-Recurring Events	65	59	(6)	20	(28)	(48)
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11.941/09	-			(509)	(509)	-
Market Value Adjustment - BPI	11	10	(1)	244	222	(22)
Provision for Contingencies - Economic Plans	54	49	(5)	236	259	(26)
Net Income - Attributable to Controlling shareholders	3,746	3,710	(36)	14,641	13,809	(832)

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ITEM 11 - PROJECTIONS

11.1 Projections should identify:

a) The subject matter of the projection

None.

b) The period projected and period for which the projection is valid

None.

c) The assumptions of the projection, indicating those which may be influenced by the Issuer’s management and those which are beyond its control

None.

d) The amounts of the indicators that are the subject matter of the projection

None.

11.2 Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) State which are being replaced by new projections included in the form and which are being repeated in the form

None.

b) Regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) Regarding the projections related to current periods, state whether the projections are still valid on the date when the form is submitted and, when applicable, explain why they were abandoned or replaced

None.

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ITEM 12 - SHAREHOLDERS’ MEETINGS AND MANAGEMENT

12.1 Describe the Issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) The functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the general guidelines;

•	elect and remove from office the Issuer’s Officers and establish their duties;

•	appoint Officers to the Board of Officers of the controlled companies it specifies;

•	supervise the management of the Officers of the Issuer’s Board of Officers, examine, at any time, the Issuer’s books and documents at any time, request information on contracts already entered into or to be entered into, and take any other action necessary;

•	call Shareholders’ Meetings at least 15 days in advance, the number of days being counted from the publication of the first call;

•	issue an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the Shareholders’ Meeting;

•	decide on estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions of Article 7 of the Issuer’s Bylaws;

•	decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

•	decide on the payment of interest on capital;

•	decide on the purchase of its own shares on a non-permanent basis;

•	decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in Article 2, II of CVM Instruction No. 390, of July 8, 2003 and further amendments;

•	decide on the establishment of committees to address specific issues within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation Committees may establish for its own function and take notice of the committee’s activities through its reports;

•	approve direct or indirect investments and divestments in ownership interest at amounts higher than 15% (fifteen per cent) of the book value of the Issuer recorded in the last audited balance sheet; and

•	decide on capital increases within the limit of the authorized capital.

In order to promote the renewal of the members of the Board of Directors, taking into consideration the best practices for corporate governance, the Bylaws of the Issuer established in 2006, with some transition rules, the ineligibility for the Board of Directors of people of 75 years of age or over. In 2009, this such limit was reduced to 70 years of age.

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The Board of Directors is made up of natural persons and may have from ten to 14 members. In the first meeting after the Shareholders’ Meeting in which the Board is elected, its members shall choose among themselves the Chairman and one to three Vice-Chairmen.

The independence of the Directors is necessary, particularly to protect the interests of the Issuer and its minority shareholders, to stimulate debate on ideas that are possibly different from those of the Directors appointed by the controlling stake. In this sense, the Internal Rules of the Board of Directors establish that the independent Directors can meet to analyze specific matters of interest to the Issuer, reporting to the Chairman of the Board of Directors the themes addressed and possible suggestions on measures to be adopted.

An independent Director is characterized as one who has neither a commercial nor other type of relationship with the Issuer, with a company under the same control, with the controlling shareholder or with a member of a management body which may (i) cause a conflict of interests; or (ii) be prejudicial to his/her capacity for impartial analysis and assessment.

In this sense, a person cannot be deemed to be independent when, for example, she/he: (i) holds a direct or indirect interest in the capital of the company or any other company controlled by the former or under its joint control, equal or in excess of five per cent (5%), (ii) is included in a shareholders’ agreement or is directly or indirectly connected to the controlling stake (through a company or family relationship, that is, spouses, blood relatives or direct or collateral relatives to the second-degree), (iii) is or has been in the past three years an employee or Officer of the company or of a company under the same control, or whose family member is or was an Officer of the company or of a company under the same control, (iv) is or was (or whose family member is or was), in the past three years, technically responsible, partner, Officer, manager, supervisor or any other member with a management function on the team involved in the works of external audit of the company or of a company under the same control.

The independence of the Directors shall be attested by the Appointments and Corporate Governance Committee (see item a.3.2.), the analysis of which shall not be necessarily restricted to the above-mentioned limits or relationships.

a.2 Board of Officers

The operational and executive functions are the responsibility of the Board of Officers, which shall follow the guidelines established by the Board of Directors.

The Board of Officers is the body responsible for the management and representation of the Issuer, and it may have from five to 20 members, including the positions of Chief Executive Officer, Managing Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines set out by the Board of Directors for filling these positions.

The Officers shall work with mandates of one year, their reelection being permitted, and they shall remain in the positions until their substitutes hold office, and those who are already 60 years of age at their election date shall not be eligible for reelection.

Two Officers, one of whom shall necessarily be the Chief Executive Officer, Managing Vice-President or Executive Officer, shall have power to: (i) represent the Issuer, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including pledging guarantees for third parties' obligations, and (ii) compromise and waive rights, being also capable of encumbering and disposing of fixed asset items and resolving on the establishment, closing and movement of facilities.

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a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee has the main duty to discuss, at Board of Directors level, matters that are relevant and of high impact. This Committee has also the following duties: (i) to support the Board of Directors in discussion with the Board of Officers of the Issuer about the strategic guidelines on business themes, (ii) to issue opinions and recommendations on strategic guidelines, thus providing feedback for the discussions and decisions of the Board of Directors, (iii) to revise the investment opportunities presented by the Board of Officers and that have a significant impact on the business, and (iv) to issue opinions and recommendations on the investment opportunities presented, providing feedback for the discussions and decisions of the Board of Directors.

In relation to the budget guidelines of the Issuer, it is incumbent upon the Strategy Committee to (i) propose budget guidelines to the Board of Directors, (ii) hold in-depth discussions with the Executive Board of Officers so that the budget guidelines are set out, (iii) recommend to the Board of Directors, after discussion with the Executive Board of Officers, an opinion on the budget for the current year, and (iv) advice and support the Chief Executive Officer regarding the monitoring of the corporate budget strategy.

Providing assistance to the Strategy Committee, the sub-Committee on Economic Scenarios, composed of executives of the Issuer with significant expertise in the subject, shall provide macroeconomic data to the Strategy Committee, in order to support them in devising the strategy, investment and budgets.

The members of the Strategy Committee are elected annually by the Board of Directors, and they may be members of the Board, the Board of Officers of the Issuer and of its controlled companies or professionals with proven knowledge of the area.

a.3.2 Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee has as its main function the monitoring of the Issuer’s governance, especially in relation to the Board of Directors.

Accordingly, it is incumbent upon the Appointments and Corporate Governance to: (i) identify, analyze and propose candidates for the Board of Directors to submit to the Shareholders’ Meeting, determining whether the candidate will be considered, if elected, an independent Director, (ii) periodically review the criteria for choosing independent Directors, according to the governance principles and the applicable regulation, recommending to the Board of Directors any changes that may be necessary and reassessing the condition of each Director according to new independence criteria that may be established, (iii) evaluate the operation of the Board of Directors, (iv) discuss and make recommendations on the succession of the Chairman and Directors, (v) discuss and make recommendations on guidelines and processes for selecting and appointing the Chief Executive Officer, (vi) discuss and make recommendations on the succession of the Chief Executive Officer; and (vii) assist in the identification of Directors qualified to fill vacancies in Committees subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, specifically providing an opinion on the independence and financial expertise of appointees to the Audit Committee. The Appointments and Corporate Governance Committee shall also, whenever it deems necessary, propose changes to the composition of the Board of Directors and its subordinated Committees, as well as proposing changes to the structure of its subordinated Committees, including the creation and/or disbanding of Committees.

The Appointments and Governance Committee is also responsible for the process of assessing the performance of the Board of Directors, and it shall (i) recommend processes for assessing the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer. It is also incumbent upon the Appointments and Corporate Governance Committee to propose the division among the Directors of the aggregate fixed compensation established at Shareholders’ Meetings.

Finally, the Appointments and Corporate Governance Committee shall also, based on criteria previously established by the Board of Directors, analyze and express their views on situations of potential conflicts of interest between the Directors and the Itaú Unibanco Conglomerate companies, particularly (i) situations arising from external activities of the Directors, such as the participation of members of Boards of Directors or of Officers in the statutory bodies of companies other than those of the Itaú Unibanco Conglomerate, and (ii) transactions between the Directors and the Itaú Unibanco Conglomerate companies.

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The Board of Directors shall annually appoint the Directors who will make up the Appointments and Corporate Governance Committee. Despite this fact, the Committee may also invite the executives of the Issuer and experts on human resources and corporate governance to join the Committee.

a 3.3 Personnel Committee and Compensation Committee

The Issuer has a Personnel Committee and a Compensation Committee and their purpose is to discuss and implement the main guidelines related to people and the remuneration of the members of the companies of the Itaú Unibanco conglomerate. It is incumbent upon these committees: (i) to prepare, review and oversee the implementation of the policy for the compensation of the Issuer’s management members and employees, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruiting and termination programs; (ii) to discuss and analyze the current compensation models for Itaú Unibanco S.A. and Itaú BBA (including the treasury area); (iii) to propose a compensation package for the Issuer’s Chief Executive Officer for approval by the Board of Directors; and (iv) to evaluate and approve the compensation packages proposed by the Chief Executive Officer for the Managing Vice-Presidents of Itaú Unibanco and for the Chief Executive Officer and Managing Vice-Presidents of Itaú BBA (including fixed and variable fees, benefits and long-term incentives); and (v) to approve the granting of stock options of the Itaú Unibanco conglomerate, being responsible for institutional decisions within the scope of the stock option plans sponsored by the Issuer.

The Board of Directors shall annually appoint the Directors who will compose the Personnel Committee and the Compensation Committee. Nevertheless, each of the two committees may also invite executives of the Issuer and experts on human resources and corporate governance to serve on the committees.

On April 20, 2012, the Extraordinary General Meeting approved the inclusion in the Bylaws of the provisions related to the Compensation Committee under the terms of the CMN Resolution No. 3,921/2010 (“Resolution on Compensation”).

a.3.4 Capital and Risk Management Committee

In order to comply with the CMN resolutions and strengthen the internal controls structure, in 2008 the creation of the Capital and Risk Management Committee was approved. It is composed of people annually elected by the Board of Directors among the members of this Board, of the Board of Officers of the Issuer and controlled companies, and its among professionals with proven knowledge of capital and risk management area.

It is incumbent upon the Capital and Risk Management Committee to (i) revise policies and assist in the formulation of the general philosophy of the Itaú Unibanco Conglomerate regarding risk, (ii) propose and discuss procedures and systems to measure and manage risk, (iii) recommend risk limits and controls (at high level), (iv) stay abreast of best practices in relation to significant areas of financial risk exposure, (v) be informed by the Executive Board of Officers on themes relevant to risk exposure, (vi) receive and analyze reports from the Executive Board of Officers as to the Issuer’s risk monitoring, control and limits, (vii) monitor the performance of the Itaú Unibanco Conglomerate in relation to risk exposure, including the risk monitoring of large accounts, (viii) discuss and revise exposure limits for credit, market and operational risk, (ix) discuss the fiduciary and asset management activities and policies, (x) revise the liquidity and financing positions of the Itaú Unibanco Conglomerate companies, (xi) discuss and monitor capital allocation and structure (economic, regulatory and rating), (xii) recommend capital allocation limits taking into consideration the risk-return ratio and ensuring adherence to regulatory requirements, and (xiii) revise the capital performance and allocation based on risk levels.

The Board of Directors shall annually appoint the Directors that will make up the Capital and Risk Management Committee. The Capital and Risk Management Committee may also invite the executives of the Issuer and capital and risk management experts to join the Committee.

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a.3.5 Audit Committee

The Audit Committee, a statutory body established by the Shareholders’ Meeting in April 2004, is the only one among the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the SUSEP that is part of the Itaú Unibanco Conglomerate and reports to the Board of Directors. The Audit Committee fully complies with the provisions of CMN Resolution No. 3,198/2004, CNSP Resolution No. 118/2004, the Sarbanes-Oxley Act and the NYSE rules, taking into consideration that, in relation to the last two, it meets all of the provisions applicable to foreign private issuers.

According to its Internal Rules, approved by the Board of Directors, it is incumbent upon the Audit Committee to oversee the following: (i) internal control and risk management processes, (ii) internal audit activities, and (iii) activities of independent audit firms in relation to the Itaú Unibanco Conglomerate.

The Committee is also responsible for looking after (i) the quality and integrity of financial statements, (ii) compliance with legal requirements and regulations, (iii) the activities, independence and quality of the work of independent audit firms, (iv) the activities, independence and quality of the work of Internal Audit function, and (v) the quality and effectiveness of internal control and risk management systems.

The Audit Committee is composed of three to seven members, annually elected by the Board of Directors among its members and professionals of confirmed proven knowledge of the accounting and audit area, taking into consideration that (i) the president, who shall be appointed by the Board of Directors, must be a member of the Board of Directors, and (ii) at least one of the members of this Committee shall be designated Financial Expert. The election of the members of the Audit Committee usually takes place in the meeting of the Board of Directors in which the members of the Board of Officers of the Issuer are elected. In the election, the independence criteria established in the Internal Charter of the Audit Committee and the applicable regulations are taken into consideration.

In addition, the Committee shall, separately or together with the respective independent audit firms of the Itaú Unibanco Conglomerate, formally communicate to the Central Bank of Brazil and the SUSEP any possible evidence of: (i) non-compliance with legal rules and regulations, which poses risks to the continuity of the Itaú Unibanco Conglomerate companies, (ii) fraud of any degree committed by the management of any of the Itaú Unibanco Conglomerate companies, (iii) serious fraud carried out by employees of any of the Itaú Unibanco Conglomerate companies or third parties, and (iv) errors that result in material inaccuracies in the financial statements of any of the Itaú Unibanco Conglomerate companies.

The Audit Committee is responsible for preparing, in the six-month periods ended June 30 and December 31, the "Audit Committee Report", which provides the information required by the regulation in effect. The Audit Committee Report of December 31, in addition to the mandatory information, is focused on aspects related to the following: (i) formal assessment of the works carried out by the internal and external audit during the year, (ii) the Committee’s self assessment, and (iii) the training of the Committee’s members. Together with the six-month and annual financial statements of the Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is released containing the most significant information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, the SUSEP and the Board of Directors for at least five years from its completion.

a.3.6 Compensation Committee

The Compensation Committee is responsible for preparing and reviewing the policy for the compensation of the Issuer’s management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and dismissal programs, fully complying with the provisions of CMN Resolution No. 3,921/2010.

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It is incumbent upon the Compensation Committee to: (i) discuss the policy for the compensation of the Issuer’s employees in general, proposing to the Board of Directors the many forms of variable compensation, (ii) discuss, analyze and oversee the implementation and operation of the current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the Treasury area), (iii) propose to the Board of Directors the aggregate compensation of the management members to be submitted for the approval of the Shareholders’ Meeting, (iv) evaluate and propose a compensation package for the Chief Executive Officer of the Issuer for the approval of the Board of Directors, (v) evaluate and propose the compensation packages proposed by the Chief Executive Officer to the Managing Vice-Presidents of Itaú Unibanco S.A. and to the Chief Executive Officer and the Managing Vice-Presidents of Itaú BBA S.A., including fixed and variable fees, and benefits and long-term incentives, (vi) analyze the policy for the compensation of management members based on market practices, proposing the adjustments required, (vii) evaluate future internal and external scenarios and their possible impacts on the policy for the compensation of management members, (viii) ensure that the policy for the compensation of management members is permanently compatible with the risk management policy, the targets and the current and expected financial position of the institution, and (ix) prepare, on an annual basis, the “Compensation Committee Report.”

In addition, the Compensation Committee shall evaluate the impact of the CMN Resolution No. 3,921/2010 and other legislation related to compensation in the countries in which the controlled companies of the Issuer operate, and shall propose the required measures for compliance with these rules.

The Board of Directors shall annually appoint the Directors and the non-management member that will comprise the Compensation Committee. Despite this fact, the Committee may also invite the executives of the Issuer, as well as experts on human resources and corporate governance areas to comprise the Committee.

a.4. Fiscal Council

The Fiscal Council is a body independent from management, composed of three to five members elected at the Shareholders’ Meeting to supervise the activities of management and independent auditors. Its composition, operation, duties and responsibilities are established in its Internal Rules. Its responsibilities include expressing a technical opinion on quarterly and annual reports, submitted for the approval of shareholders (which shall be made available to shareholders at least one month prior to the date set for holding the Annual Shareholders' Meeting). The owners of preferred shares are entitled to elect an effective member and respective alternate member to this Council. An equal right is given to shareholders of minority interest shareholders who represent, on aggregate, 10% or more of voting shares.

According to the Bylaws of the Issuer, the Fiscal Council operates on a non-permanent basis, and its establishment, pursuant to the Brazilian Corporate Law, depends on a resolution of the Shareholders’ Meeting. The Fiscal Council has been operating without interruption since 2000. The members appointed by the controlling shareholders of Itaú Unibanco are independent professionals, with wide experience in financial markets.

b) The date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/20/2012 (the Fiscal Council has been established annually, without interruption, since 04/24/2000),

•	Audit Committee:04/28/2004,

•	Strategy Committee: 06/24/2009,

•	Risk and Capital Management Committee: 06/24/2009,

•	Appointments and Corporate Governance Committee: 06/24/2009,

•	Personnel Committee: 06/24/2009, and

•	Compensation Committee: 02/17/2011.

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c) Mechanisms for assessing the performance of each body or committee

As mentioned in item a.3.2, the Appointments and Governance Committee is responsible for assessing the performance of the Board of Directors, and it should (i) recommend the assessment process for the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

d) With respect to the members of the Board of Officers, their individual duties and powers

The Chief Executive Officer is responsible for chairing the Shareholders’ Meetings, calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

Managing Vice-Presidents and Executive Officers are responsible for the administration of the banking operations.

Officers are responsible for managing the areas or specific portfolios of the Issuer to which they were appointed by the Board of Officers.

As mentioned in item a.2, two Officers, one of them being necessarily the Chief Executive Officer, Managing Vice-President or Executive Officer, will have powers to represent the Issuer.

The composition of our Board of Officers, as well as the individual duties of each Officer, is as follows.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and responsible for overseeing the activities of the Board of Officers.

Executive Vice-Presidents

Alfredo Egydio Setubal is in charge of the wealth management and private banking services. In addition, he is our Investor Relations Officer, his main responsibility being the communication with the market and increasing the transparency of financial and strategic information.

Candido Botelho Bracher is in charge of the corporate treasury area, as well as of the wholesale and investment banking areas. These activities are performed in our conglomerate by the IBBA – a bank that has Mr. Bracher as its Executive President. Before the Central Bank of Brazil, Mr. Bracher is responsible for the portfolios of lease, commercial, loan, financing and investment, real estate loan and investment portfolios (pursuant to CMN Resolution No. 2,212) in relation to the following: subjects related to the Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro – “SPB”) (pursuant to BACEN Circular No. 3,281), rural loans (CMN Resolution No. 3,556/08), foreign exchange (CMN Resolution No. 3,568) and swap (CMN Resolution No. 3,505) operations, as well as deposit accounts (CMN Resolution No. 2,078), resale agreements (CMN Resolution No. 3,339), loan and swap operations (CMN Resolution No. 3,197), and client registration (CMN Resolution No. 3,347).

Executive Officers

Claudia Politanski is in charge of legal management.

Marcos de Barros Lisboa is in charge of the operational risk and efficiency area (AROE). Before the Central Bank of Brazil, Mr. Lisboa is our professional responsible for the Denunciation, Complaint and Information Request Registration System (“RDR”), under BACEN Circular No. 3,289, and for operational risk management, according to CMN Resolution No. 3,380. In addition, he is the Officer responsible for keeping the registry of financial operations and services, under BACEN Circular No. 3,461/09, and Prevention and Anti-Money Laundering (Law No. 9,613/98), under BACEN Circular No. 3,461/09, and for the provision of information set forth in the laws and regulations, pursuant to BACEN Circular No. 3,504/10.

Ricardo Baldin is in charge of the Internal Audit division.

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Sérgio Ribeiro da Costa Werlang is in charge, before the Central Bank of Brazil, of the management of credit risk, under CMN Resolution No. 3,721, and market risk, under CMN Resolution No. 3,464, and of liquidity risk controls, under CMN No. 2,804/00.

Caio Ibrahim David acts in the finance division.

Officers

Ana Tereza de Lima e Silva Prandini is our professional responsible for risk management, according to CMN Resolution No. 3,490/07.

Marco Antonio Antunes is in charge of the accounting division. Before the Central Bank of Brazil, Mr. Antunes is responsible for updating the data in the Central Bank Information System on entities related to the Central Bank (Unicad) in accordance with – BACEN Circular No. 3,165/02, and for the preparation and prompt reporting of information related to the determination of regulatory limits and minimum standards established by BACEN Circular No. 3,398, as well as for the registration of credit assignment operations, under BACEN Circular No. 3,998, and for the accounting area for the purposes of CMN Resolution No. 3,198.

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are in charge of the Internal Audit activities.

Rogério Paulo Calderón Peres is in charge of the controllership.

Rodrigo Luís Rosa Couto is in charge of the Capital and Risk Management, under CMN Resolution No. 3,988/11.

e) Mechanisms for evaluating the performance of the members of the Board of Directors, committees and Board of Officers

See item “c” above and Section 13 below. The Appointments and Governance Committee is responsible for assessing the performance of the Board of Directors, and it should (i) recommend assessment process for the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) to provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It should be noted that the Officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, procedural, client satisfaction, people management and cross targets with other areas of the Issuer.

12.2 Describe the rules, policies and practices related to Shareholders’ Meetings, indicating:

a) Call notice terms

According to the Article 124, item II of the Brazilian Corporate Law, the term for the first call is 15 days before the date of the meeting and eight days for the second call.

b) Duties

According to the Issuer’s Bylaws, it is incumbent upon the Shareholders’ Meeting to:

•	Amend the bylaws;

•	Appoint, elect and dismiss members of our Board of Directors at any time;

•	Appoint the members of the Fiscal Council;

•	Receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net income and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•	Accept or reject the valuation of assets contributed by a shareholder in consideration for the issue of capital stock;

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•	Pass resolutions to reorganize our legal form, merge, consolidate or split, dissolve and liquidate, appoint and dismiss our liquidators and examine our accounts;

•	Decide with respect to the financial statements and the distribution and allocation of profits;

•	Make decision on relation to the management report and the Board of Officers’ accounts;

•	Establish the aggregate and annual compensation of the members of the Board of Directors and Board of Officers, specifying the amount applicable to each one of these bodies;

•	Decide on retained profits or the setting up of reserves; and

•	Decide on stock option plans issued by the company or by its controlled companies.

c) Addresses (street or electronic) where the documents related to the Shareholders’ Meeting will be available to shareholders for analysis

The documents to be analyzed at the Shareholders’ Meetings are available in the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, São Paulo, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request copies of these documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br; or consult these documents on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

d) Identification and management of conflicts of interest

According to paragraphs 1, 2 and 4 of Article 115 of Brazilian Corporate Law, shareholders cannot vote in meetings that are intended to resolve on an appraisal report of assets that contributed to the capital, approve their accounts as management members or any other resolution that could benefit them, under penalty of (i) the resolution being cancelled, (ii) taking responsibility for damages inflicted, and (iii) being required to transfer to the Issuer the advantages obtained.

e) Request of proxies by management for the exercise of voting rights

The availability of proxies was enabled by the Issuer according to Attachment 23 of CVM Instruction No. 481/09, and its only purpose is to offer an additional mechanism to facilitate the attendance of shareholders at meetings.

The proxy request was fully funded by the Issuer, which circulated the model based on Attachment II-B of Further Information on Annual and Extraordinary Shareholders’ Meetings made available to the shareholders at the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, São Paulo, SP, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request copies of these documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br; or consult these documents through the Periodic Information System (IPE) on the website of the Brazilian Securities and Exchange Commission (www.cvm.com.br)

f) Formalities necessary for accepting proxy instruments granted by shareholders, indicating whether the Issuer accepts proxies granted by shareholders by electronic means

The shareholders can be represented at Shareholders’ Meetings by a proxy, under the provisions of Article 126 of the Brazilian Corporate Law, provided that the proxy attend them carrying her/his identification card, and the following documents confirming the validity of the proxy (for documents prepared abroad, the respective legalized and notarized translation):

a) Companies – bylaws of the company the member represents, evidence of the election of management members and corresponding notarized proxy.

b) Individuals – the corresponding proxy with a notarized signature.

At the Shareholders’ Meeting, the shareholder or proxy is required to show an identification document.

In order to facilitate the works, the Issuer suggests that the shareholders represented by proxy send by mail or messenger to:

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Centro Empresarial Itaú Unibanco – Superintendência de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, City of São Paulo, State of São Paulo, Brazil - CEP 04344-902

or by fax (55 11) 5019-8103, or e-mail to relacoes.investidores@itau-unibanco.com.br.

Currently, the Issuer also has a system for accepting proxy by electronic means.

g) Maintenance of forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas

The Issuer does not maintain forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas.

h) Live broadcast of the meetings via video or audio

The Issuer does not have a system for live broadcasting of video and/or audio of shareholders’ meetings.

i) Mechanisms designed to allow for the inclusion of proposals made by shareholders in the agenda

The Issuer holds public meetings so that investors, analysts and shareholders can interact with the senior management and discuss strategies for making investment decisions. In these meetings shareholders have the opportunity to give their opinions, criticize and make suggestions to the management, including themes that they would like to be discussed at Shareholders’ Meetings.

Shareholders can also contact the Issuer to formulate proposals to the management through the following e-mail: relacoes.investidores@itau-unibanco.com.br.

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12.3. In a table, please state the dates and newspapers of the publication of:

Fiscal Year	Publication	Newspaper - State	Dates
12/31/2011	Financial statements	Diário Oficial do Estado – State of São Paulo	02/29/2012

		Valor Econômico – State of São Paulo	02/29/2012

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/05/2012 04/06/2012 04/10/2012

		Valor Econômico – State of São Paulo	04/05/2012 04/09/2012 04/10/2012
	Minutes of the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo

Valor Econômico – State of São Paulo

12/31/2010	Financial statements	Diário Oficial do Estado – State of São Paulo	03/03/2011

		Valor Econômico – State of São Paulo	03/03/2011

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/05/2011 04/06/2011 04/07/2011

		Valor Econômico – State of São Paulo	04/04/2011 04/05/2011 04/06/2011

	Minutes of the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	08/17/2011

		Valor Econômico – State of São Paulo	08/17/2011

12/31/2009	Financial statements	Diário Oficial do Estado – State of São Paulo	03/12/2010

		Valor Econômico – State of São Paulo	03/12/2010

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/09/2010 04/10/2010 04/13/2010

		Valor Econômico – State of São Paulo	04/09/2010 04/12/2010 04/13/2010

	Minutes of the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	06/23/2010

		Valor Econômico – State of São Paulo	06/23/2010

12.4. Describe the rules, policies and practices related to the Board of Directors, indicating:

a) Frequency of meetings

The Board of Directors will meet ordinarily eight (8) times annually and, extraordinarily, whenever corporate interests so demand. In 2011, the Board of Directors met 17 times.

b) If applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of directors

The shareholders’ agreement provisions state that the members appointed as established therein shall always vote jointly on certain matters.

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c) Rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with those of the Issuer. Each member must communicate to the Board of Directors any conflict of interest as soon as an item is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion of the relevant item. In the first meeting following the act of her/his election, the elected Director must inform the Board members of the following: (a) main activities carried out outside the Issuer, (b) participation in the Boards of other companies, and (c) business relationship with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information shall be provided annually and whenever a new event that require the updating of this information occurs. The Directors can only participate in up to four Boards of Directors of companies that are not owned by a single economic group. In relation to this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be breached with the approval of the Appointments and Corporate Governance Committee. If the Director or company controlled or managed by her/him makes a transaction with companies of the Itaú Unibanco Conglomerate, the following rules shall be followed: (a) the transaction shall be made under market conditions, (b) if it does not refer to usual transaction or service provision, there shall be reports issued by reputable companies confirming that the transaction was made under market conditions, (c) the transaction shall be communicated to the Appointments and Corporate Governance, and (d) the transaction shall be conducted through the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate.

12.5 If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between shareholders and between shareholders and the Issuer by means of arbitration

None.

12.6 With respect to each member of the issuer’s board of directors and fiscal council members, please provide the following information:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) or passport No.	551.222.567-72
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	066.530.838-88
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

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Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	007.738.228-52
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	53
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) or passport No.	014.414.218-07
Elected position held	Member of the Board of Directors and Executive Vice President
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Investor Relations Officer
Elected by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	53
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) or passport No.	039.690.188-38
Elected position held	Member of the Board of Directors and Executive Vice President
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economics
Individual Taxpayer’s Registry (CPF) or passport No.	101.942.071-53
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Audit Committee
Elected by the controlling stockholder	Yes

185

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Capital and Risk Management Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	Member of the Strategy Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

186

Name	DEMOSTHENES MADUREIRA DE PINHO NETO
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	847.078.877-91
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Nildemar Secches
Age	64
Profession	Mechanical engineer
Individual Taxpayer’s Registry (CPF) or passport No.	589.461.528-34
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Pedro Pullen Parente
Age	59
Profession	Engineer
Individual Taxpayer’s Registry (CPF) or passport No.	059.326.371-53
Elected position held	Member of the Board of Directors
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

MEMBERS OF THE FISCAL COUNCIL

Name	Iran Siqueira Lima
Age	67
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

187

Name	Alberto Sozin Furuguem
Age	69
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	José Caruso Cruz Henriques
Age	64
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) or passport No.	372.202.688-15
Elected position held	Alternate Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	João Costa
Age	61
Profession	Economist
Individual Taxpayer’s Registry (CPF) or passport No.	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	Yes

Name	Ernesto Rubens Gelbcke
Age	68
Profession	Accountant
Individual Taxpayer’s Registry (CPF) or passport No.	062.825.718-04
Elected position held	Alternate Member of the Fiscal Council elected by non-voting shareholders
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	No.

188

Name	Luiz Alberto de Castro Falleiros
Age	55
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) or passport No.	024.351.768-80
Elected position held	Member of the Fiscal Council elected by non-voting shareholders
Date of election	04/20/2012
Date of investiture	04/20/2012
Term of office	Annual
Other positions held or functions performed at the Issuer	None.
Elected by the controlling stockholder	No.

BOARD OF OFFICERS

Name	Caio Ibrahim David
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85
Elected position held	Executive Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	N/A

Name	Claudia Politanski
Age	41
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elected position held	Executive Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	-o-

Name	Marcos de Barros Lisboa
Age	47
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	806.030.257-49
Elected position held	Executive Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

189

Name	Ricardo Baldin
Age	57
Profession	Bachelor’s degree in Accounting Science
Individual Taxpayer’s Registry (CPF) number or passport number	163.678.040-72
Elected position held	Executive Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Sérgio Ribeiro da Costa Werlang
Age	52
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	506.666.577-34
Elected position held	Executive Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Marco Antonio Antunes
Age	52
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	002.975.098-96
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Eduardo Huroyuki Miyaki
Age	39
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	159.822.728-92
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

190

Name	Rogério Paulo Calderón Peres
Age	50
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	-o-

Name	Emerson Macedo Bortoloto
Age	34
Profession	Information Technologist
Individual Taxpayer’s Registry (CPF) number or passport number	186.130.758-60
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	No

Name	Rodrigo Luis Rosa Couto
Age	36
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	882.947.650-15
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Ana Tereza de Lima e Silva Prandini
Age	34
Profession	Civil Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	156.664.658-80
Elected position held	Director
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	No

12.7. Supply the information mentioned in item 12.6 with respect to the members of the statutory committees, as well as of the Audit, Risk, Financial and Compensation Committees, even if these committees or structures are not statutory

191

AUDIT COMMITTEE

Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	President of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Eduardo Augusto de Almeida Guimarães
Age	66
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	091.663.357.87
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Guy Almeida Andrade
Age	57
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	771.729.228-91
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Alkimar Ribeiro Moura
Age	70
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	031.077.288-53
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

192

Name	Luiz Alberto Fiore
Age	60
Profession	Business administrator and Bachelor's degree in accounting science
Individual Taxpayer’s Registry (CPF) number or passport number	521.132.568-00
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee
Elected by the parent company	-o-

193

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

194

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee
Elected by the parent company	-o-

STRATEGY COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	Yes

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the parent company	-o-

195

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the parent company	-o-

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Compensation Committee
Elected by the parent company	-o-

196

Name	Alfredo Egydio Setubal
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee Investor Relations Officer
Elected by the parent company	-o-

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Compensation Committee
Elected by the parent company	-o-

197

COMPENSANTION COMMITTEE

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Capital and Risk Management Committee
Elected by the parent company	-o-

198

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

DISCLOSURE AND TRADING COMMITTEE

Name	Alfredo Egydio Setubal
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Appointments and Corporate Governance Committee Investor Relations Officer
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Compensation Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Caio Ibrahim David
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	N/A

199

Name	Claudia Politanski
Age	41
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	-o-

Name	Fernando Marsella Chacon Ruiz
Age	46
Profession	Mathematical
Individual Taxpayer’s Registry (CPF) number or passport number	030.086.348-93
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	-o-

Name	Rogério Paulo Calderón Peres
Age	50
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Director
Elected by the parent company	-o-

Name	Viviane Behar de Castro
Age	46
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	075.375.618-85
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

200

12.7. Supply the information mentioned in item 12.6 with respect to the members of the statutory committees, as well as of the Audit, Risk, Financial and Compensation Committees, even if these committees or structures are not statutory

AUDIT COMMITTEE

Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	President of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Eduardo Augusto de Almeida Guimarães
Age	66
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	091.663.357.87
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Guy Almeida Andrade
Age	57
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	771.729.228-91
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

201

Name	Alkimar Ribeiro Moura
Age	70
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	031.077.288-53
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Luiz Alberto Fiore
Age	60
Profession	Business administrator and Bachelor's degree in accounting science
Individual Taxpayer’s Registry (CPF) number or passport number	521.132.568-00
Elected position held	Member of the Audit Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

202

Name	Gustavo Jorge Laboissière Loyola
Age	59
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee
Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

203

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Personnel Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee
Elected by the parent company	-o-

204

STRATEGY COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	Yes

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the parent company	-o-

Name	Ricardo Villela Marino
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

205

Name	Roberto Egydio Setubal
Age	57
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Strategy Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the parent company	-o-

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Compensation Committee
Elected by the parent company	-o-

206

Name	Alfredo Egydio Setubal
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee Investor Relations Officer
Elected by the parent company	-o-

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Compensation Committee
Elected by the parent company	-o-

207

COMPENSANTION COMMITTEE

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Henri Penchas
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Name	Israel Vainboim
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes
Age	55
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Capital and Risk Management Committee
Elected by the parent company	-o-

208

Name	Pedro Moreira Salles
Age	52
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Compensation Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

DISCLOSURE AND TRADING COMMITTEE

Name	Alfredo Egydio Setubal
Age	53
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Appointments and Corporate Governance Committee Investor Relations Officer
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	42
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Compensation Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

209

Name	Caio Ibrahim David
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	N/A

Name	Claudia Politanski
Age	41
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	-o-

Name	Fernando Marsella Chacon Ruiz
Age	46
Profession	Mathematical
Individual Taxpayer’s Registry (CPF) number or passport number	030.086.348-93
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Executive Director
Elected by the parent company	-o-

Name	Rogério Paulo Calderón Peres
Age	50
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	Director
Elected by the parent company	-o-

210

Name	Viviane Behar de Castro
Age	46
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	075.375.618-85
Elected position held	Member of the Disclosure and Trading Committee
Date of election	04/23/2012
Date of investiture	04/23/2012
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

12.8 With respect to the members of the Board of Directors and the Fiscal Council, please provide the curriculum vitae:

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional Experience

Porto Seguro S.A.

Vice-Chairman of the Board of Directors since November 2009

Main activity of the company: Holding

Banco Itaú BBA S.A.

Vice-Chairman of the Board of Directors since February 2009

Main activity of the company: Multiple-service banking, with portfolio investment

Companhia E. Johnston de Participações

Chairman of the Board of Directors since 2008

Main activity of the company: Holding

IUPAR – Itaú Unibanco Participações S.A.

Chairman of the Board of Directors since 2008

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Chairman of the Board of Directors since January 2009; Member of the Strategy Committee, of the Appointments and Corporate Governance Committee and of the Personnel Committee since June 2009, Executive Vice-President from November 2008 to August 2009

Main activity of the company: Holding

UNIBANCO - União de Bancos Brasileiros S.A.

Vice-Chairman of the Board of Directors from 2004 to November 2008

Chief Executive Officer from April 2004 to November 2008

Main activity of the company: Multiple-service banking, with commercial portfolio

Unibanco Holdings S.A.

Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008

Main activity of the company: Holding

Unibanco Seguros S.A.

Chairman of the Board of Directors from December 1995 to February 2009

Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.

Chairman of the Board of Directors from 2001 to February 2009

Main activity of the company: Holding

211

Totvs S.A.

Member of the Board of Directors since March 2010

Main activity of the company: Communications and IT

Academic Background: Bachelor’s degree, magna cum laude in economics and history from the University of California, in Los Angeles. Attended the international relations masters program at Yale University and the OPM – Owners/ Chairman Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A., UNIBANCO - União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Porto Seguro S.A. and Totvs S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional Experience

Itaúsa - Investimentos Itaú S.A.

Member of the Board of Directors since August 1995 (Vice-Chairman since May 2011); Chief Executive Officer and General Manager since September 2008, President of the Disclosure and Trading Committee since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Vice-Chairman of the Board of Directors since March 2003; Member of the Compensation Committee since February 2011. Member of the Disclosure and Trading Committee since May 2005; Member of the Appointment and Corporate Governance Committee since June 2009, Accounting Policy Committee from May 2008 to April 2009.

Main activity of the company: Holding

Itaú Unibanco S.A.

Vice-Chairman of the Board of Directors from 2001 to March 2003

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec S.A. – Itautec Group

Member of the Board of Directors since April 1997, Vice-Chairman of the Board of Directors since January 2010; Chairman of the Board of Directors from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing of IT equipment.

Elekeiroz S.A.

Member of the Board of Directors from April 2004 to April 2010. Chairman of the Board of Directors from April 2009 to November 2009, Vice-Chairman of the Board of Directors from April 2004 to April 2009; and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Duratex S.A.

Vice-Chairman of the Board of Directors since August 2009.

Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (“IMT”), in 1992. Post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Itautec S.A., Elekeiroz S.A. and Duratex S.A. in the positions specified above.

212

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional Experience

Itaúsa - Investimentos Itaú S.A.

Executive Vice- Chairman since May 1994

Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Vice-Chairman of the Board of Directors, Chief Executive Officer since March 2003, Member of the Capital and Risk Management Committee since May 2008, Member of the Strategy and Personnel Committees since June 2009, Chairman of the International Advisory Board from March 2003 to April 2009, Member of the Appointment and Compensation Committee from May 2005 to April 2009

Main activity of the company: Holding.

Itaú Unibanco S.A.

Chief Executive Officer and General Manager since April 1994

General Manager from August 1990 to March 1994

Member of the Board of Directors from April 1995 to March 2003

Main activity of the company: Multiple-service banking, with commercial portfolio

Banco Itaú BBA S.A.

Chairman of the Board of Directors since February 2003

Main activity of the company: Multiple-service banking, with portfolio investment

Itauseg Participações S.A.

Chairman of the Board of Directors since July 2005

Chairman Officer from March 2005 to July 2008

Main activity of the company: Holding

UNIBANCO – União de Bancos Brasileiros S.A.

Chairman from November 2008 to April 2010

Main activity of the company: Multiple-service banking

Brazilian Federation of Banks (Fenaban) and Brazilian Federation of Bank Associations (Febraban)

Chairman from April 1997 to March 2001

Institute of International Finance

Vice- Chairman since September 2003

International Monetary Conference

Board Member

The Federal Reserve Bank of New York

Member of the International Advisory Committee

NYSE

Member of the International Advisory Committee since April 2005

CHINA DEVELOPMENT FORUM

Member since 2010

Academic Background: Bachelor’s degree in production engineering from Escola Politécnica of Universidade de São Paulo in 1977 and Master’s degree in science engineering from Stanford University, 1979.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. e Itauseg Participações S.A., UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above.

213

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional Experience

Itaúsa – Investimentos Itaú S.A.

Vice- Chairman of the Board of Directors since September 2008

Member of the Disclosure and Trading Committee since August 2008 and Investment Policies from August 2008 to April 2011

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2007

Executive Vice-President and Investor Relations Officer since March 2003:

Member of the Appointments and Corporate Governance Committee since June 2009

Member of the Disclosure and Trading Committee since April 2005

Member of the Accounting Policies Committee from May 2008 to April 2009

Main activity of the company: Holding

Itaú Unibanco S.A.

Executive Vice- Chairman since March 1996

Investor Relations Officer from 1995 to 2003

Executive Officer from 1993 to 1996

Managing Director from 1988 to 1993

Main activity of the company: Multiple-service banking, with commercial portfolio

Investimentos Bemge S.A.

Chairman of the Board of Directors since April 2008

Main activity of the company: holdings of non-financial institutions

National Association of Investment Banks - ANBID

Vice- Chairman from 1994 to August 2003

Chairman from August 2003 to August 2008

Association of Broker-Dealers – ADEVAL

Member of the Advisory Board since 1993

Brazilian Association of Listed Capital Companies - ABRASCA

Member of the Management Board since 1999

Brazilian Institute of Investors Relations - IBRI

Member of the Board of Directors from 1999 to 2009

Member Committee the Guidance, Appointments and Ethics since 2009

São Paulo Museum of Modern Art – MAM (since 1992)

Financial Officer since 1992

Academic Background: Bachelor’s degree in 1980 and post-graduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly-held companies

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Investimentos Bemge and Itaú Unibanco S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

214

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional Experience

Itaú Unibanco Holding S.A.

Executive Vice- Chairman since May 2005

Member of the Board of Directors since November 2008

Member of the Personnel Committee since June 2009

Main activity of the company: Holding

Banco Itaú BBA S.A.

Member of the Board of Directors since February 2003

Chairman Director since April 2005

Vice- Chairman Director from February 2003 to April 2005

Main activity of the company: Multiple-service banking, with investment portfolio

Pão de Açúcar

Member of the Board of Directors

BM&FBOVESPA

Member of the Board of Directors

Academic Background: Business administrator, graduated from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. and BM&F Bovespa S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2006

Chairman of the Audit Committee since September 2008

Member of the Audit Committee from May 2007 to September 2008

Member of the Capital and Risk Management Committee since May 2008

Chairman of the Fiscal Council from March 2003 to April 2006

Main activity of the company: Holding.

Tendências Consultoria Integrada S/S Ltda.

Partner

Main activity of the company: Consultancy

Tendência Conhecimento Assessoria Econômica Ltda.

Partner

Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C

Managing Partner since February 1998

Main activity of the company: Consultancy Economic

Central Bank of Brazil

Chairman from November 1992 to March 1993 and from June 1995 to August 1997

Standards and Financial System Organization Deputy Governor from March 1990 to November 1992

215

Academic Background: Economist graduated from Universidade de Brasília in 1979, Ph.D. in Economics from School of Post-Graduation in Economics of the Fundação Getulio Vargas (Rio de Janeiro), 1983.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: HENRI PENCHAS

Professional Experience

Itaúsa - Investimentos Itaú S.A.

Managing Vice- Chairman since April 2009

Investor Relations Officer since 2009 and from 1995 to April 2008

Executive Director from December 1984 to April 2008

Member of the Disclosure and Trading Committee since April 2009

Member of Investment Polices and Accounting Polices Committees from August 2008 to April 2011

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Member of the Board of Directors since March 2003

Member of the Compensation Committee since February 2011

Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009

Member of the International Advisory Board from March 2003 to April 2009

Member of the Disclosure and Trading Committee from May 2005 to April 2009

Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009

Main activity of the company: Holding.

Itaú Unibanco S.A.

Senior Vice- Chairman from April 1997 to April 2008

Member of the Board of Directors from April 1997 to March 2003

Executive Vice- Chairman from April 1993 to March 1997

Executive Director from 1988 to 1993; responsible for the Economic Control Area

Main activity of the company: Multiple-service banking, with commercial portfolio

Banco Itaú BBA S.A.

Member of the Board of Directors since February 2003

Vice-Chairman of the Board of Directors from February 2003 to April 2009

Main activity of the company: Multiple-service banking, with investment portfolio

Duratex S.A.

Chairman Officer since August 2009

General Manager from April 2009 to August 2009

Member of Disclosure and Trading Committee since December 2009

Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Academic Background: Mechanical Engineer graduated from Universidade Mackenzie in 1968 and post-graduate degree in finance from Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

216

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ISRAEL VAINBOIM

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Board of Directors since November 2008

Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009

Main activity of the company: Holding

UNIBANCO – União de Bancos Brasileiros S.A.

Executive Director from 1976 to 1977; from 1973 to 1978 he ran the back office of Unibanco Group; from 1978 to 1988 he was Chairman of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992

Main activity of the company: Multiple-service banking, with commercial portfolio

Unibanco Holdings S.A.

Chairman Officer from 1994 to 2007

Chairman of the Board of Directors from 2007 to 2009

Member of the Board of Directors from 1988 to 2009

Main activity of the company: Holding.

Academic Background: Bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (“UFRJ”) and master’s degree in Business Administration, or MBA, from Stanford University.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO LUIZ BODIN DE MORAES

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Board of Directors since November 2008

Member of the Capital and Risk Management Committee since June 2009

Main activity of the company: holding

UNIBANCO – União de Bancos Brasileiros S.A.

Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio

Central Bank of Brazil

Monetary Policy Deputy Governor from 1991 to 1992

Brazilian Social and Economic Development Bank (BNDES)

Director from 1990 to 1991

Banco Icatu S.A.

Director and Partner from 1993 to 2002

Icatu Holding S.A.

Director from 2002 to 2003

Partner since 2003

Main activity of the company: Holding

217

Academic Background: bachelor’s and master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-Rio”). PhD. in Economics from the Massachusetts Institute of Technology (“MIT”).

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional Experience

Itaúsa - Investimentos Itaú S.A.

Alternate member of Board of Directors since April 2011

Member of the Investment Policies Committee from August 2008 to April 2011

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009

Main activity of the company: Holding

Itaú Unibanco S.A.

Director Vice-Chairman since April 2010

Executive Director from September 2006 to April 2010

Senior Managing Director from April 2005 to August 2006

Managing Director from April 2004 to April 2005

Main activity of the company: Multiple-service bank, with commercial portfolio

Duratex S.A.

Alternate Member of the Board of Directors since April 2009

Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Elekeiroz S.A.

Alternate Member of the Board of Directors since April 2009

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers

Itautec S.A. - Itautec Group

Alternate Member of the Board of Directors since April 2009

Main activity of the company: Manufacturing of IT equipment

Federación Latino Americana de Bancos FELABAN

Chairman from 2008 to 2010

Academic Background: Bachelor’s degree in mechanical engineering from Escola Politécnica of the University of São Paulo 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, 2000

II - Indication of all management positions they hold or have held in publicly-held companies

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itautec S.A. Itautec Group, Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

218

Name: CAIO IBRAHIM DAVID

Professional Experience

Itaú Unibanco Holding S.A. and Itaú Unibanco S.A.

Executive Director since May 2010, responsible for the Financial Area. He entered as a trainee in 1987 at controlling and liquidity and market risk control.

Main activity of the company: Holding and Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.

Executive Director since April 2008, responsible for the finance area, market intelligence and retail banking and investment transactions and institutional treasury; Director from April 2003 to April 2008, responsible for the Financial Area, Business Intelligence.

Main activity of the company: Multiple-service banking, with investment portfolio.

BFB Leasing S.A. Arrendamento Mercantil

Member of the Board of Directors since April 2010

Main activity of the company: Lease operations.

Dibens Leasing S.A. - Arrendamento Mercantil

Member of the Board of Directors since April 2010

Main activity of the company: Lease operations.

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento

Deputy Chairman of the Board of Directors since April 2010

Main activity of the company: Loan, financing and investment.

Itauseg Participações S.A.

Executive Director since April 2010

Main activity of the company: Holding.

Redecard S.A.

Member of the Board of Directors since May 2010.

Main activity of the company: Service provision in the payment means area.

In addition, worked at Bankers Trust Co. in New York as a Global Risk Management associate in 1998.

Academic Background: Mechanical Engineer graduating from Universidade Mackenzie, (1986-1990), post-graduate degree in economics and finance from Universidade de São Paulo, (1992-1993) and master’s degree in controllership from Universidade de São Paulo (1994-1997) and MBA from New York University (1997-1999), with specialization in finance, accounting and international business.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. – Arrendamento Mercantil, Redecard S.A. and Itauseg Participações S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: CLAUDIA POLITANSKI

Professional Experience

Itaú Unibanco Holding S.A.

Executive Director since November 2008, Member of Disclosure and Trading Committee since June 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.

Executive Director since April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio.

219

Unibanco– União de Bancos Brasileiros S.A.

Executive Director since March 2007; Director from January 2005 to February 2007, Deputy Director from June 2001 to December 2004.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Law degree in 1992 from the Universidade de São Paulo and LL.M. from the University of Virginia.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity – NO

Name: MARCOS DE BARROS LISBOA

Professional Experience

Itaú Unibanco Holding S.A.

Executive Director since April 2009

Main activity of the company: Holding.

Itaú Unibanco S.A.

Executive Vice President since April 2010

Executive Director from November 2008 to April 2010 Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Seguros S.A.

Superintendent Officer since March 2011

Director from March 2009 to March 2011

Main activity of the company: Insurance.

Dibens Leasing S.A. - Arrendamento Mercantil

Member of the Board of Directors since April 2009

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.

Diretor Vice-Presidente desde abril de 2010.

Executive Director from July 2006 to October 2009

Main activity of the company: Multiple-service banking, with commercial portfolio.

Ministry of Finance

Secretary to Economic Policy from 2003 to 2005

Brazilian Reinsurance Institute – IRB

President from 2005 to 2006

Academic Background: Ph.D. in economics from the University of Pennsylvania, United States, master's degree in economics from the UFRJ, bachelor’s degree in economics from the UFRJ.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A., Dibens Leasing S.A. - Arrendamento Mercantil and Unibanco – União de Bancos Brasileiros S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

220

Name: RICARDO BALDIN

Professional Experience

Porto Seguro S.A.

Member of the Audit Committee since October 2011.

Main activity of the company: Holding

Itaú Unibanco Holding S.A.

Executive Director since April 2009.

Main activity of the company: Holding

Itaú Unibanco S.A.

Executive Director since April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio

PricewaterhouseCoopers

Auditor; three years as assistant; three years as senior; two years as supervisor; three years as manager acting as partner (MAP) and 18 years as partner. As an independent auditor, he was the leading partner in the audits of Unibanco – União de Bancos Brasileiros S.A., Itaú Unibanco Holding S.A. and subsidiaries, Banco do Brasil S.A. and Caixa Econômica Federal, among others. He was also the partner responsible for PwC’s financial institutions group in South America, where he coordinated various projects in the region, including the evaluation of the Ecuadorian financial system.

Professional associations

He was a director of the National Association of Financial, Administrative and Accounting Executives (ANEFAC) and was responsible for the financial institutions group of the Brazilian Institute of Independent Auditors (IBRACON) for many years.

Academic Background: Bachelor’s degree in accounting science from the Universidade do Vale do Rio dos Sinos, São Leopoldo, State of Rio Grande do Sul in 1978 and continued education certificates in management and finance from Fundação Dom Cabral and Fundação Getulio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. and Porto Seguro S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: SÉRGIO RIBEIRO DA COSTA WERLANG

Professional Experience

Itaú Unibanco Holding S.A.

Executive Director since May 2008, Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009

Main activity of the company: Holding.

Itaú Unibanco S.A.

Executive Vice-President since April 2008, Executive Director from April 2003 to April 2008, Senior Managing Director between March 2002 and March 2003

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.

Member of the Board of Directors since April 2005

Main activity of the company: Multiple-service banking, with investment portfolio.

BFB Leasing S.A. Arrendamento Mercantil

Vice-Chairman of the Board of Directors since April 2009

Main activity of the company: Lease operations.

221

Investimentos Bemge S.A.

Member of the Board of Directors since April 2008

Chief Executive Officer since August 2008

Main activity of the company: Holding of non-financial institutions.

Unibanco – União de Bancos Brasileiros S.A.

Executive Vice-President since April 2009, Executive Director from November 2008 to April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil

Director responsible for the economic policy matters from March 1999 to September 2000

Member of the Board of Trustees of Fundação Getulio Vargas

Member of the Supervisory Board of O.R.T. (Brazil-Israel Society of Organization, Reconstruction and Work)

Member of the Executive Board of the São Paulo Museum of Modern Art (MAM)

Academic Background: Ph.D. in economics from the Princeton University, USA, 1986.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. Arrendamento Mercantil, Investimento Bemge S.A. and Unibanco – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: MARCO ANTONIO ANTUNES

Professional Experience

Itaú Unibanco Holding S.A.

Director since May 2005

Main activity of the company: Holding.

Itaú Unibanco S.A.

Director since April 2008, Managing Director from March 2000 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucred Financiamentos S.A.

Director since February 2003

Multiple-service banking, with loan, financing and investment portfolios.

BFB Leasing S.A. – Arrendamento Mercantil

Director since April 2003

Main activity of the company: Lease operations.

Dibens Leasing S.A. – Arrendamento Mercantil

Executive Director since November 2009

Main activity of the company: Lease operations.

Banco Itaucard S.A.

Executive Vice-President since January 2005

Main activity of the company: Multiple-service banking with commercial portfolio

Investimentos Bemge S.A.

Director since September 1998

Main activity of the company: Holding of non-financial institutions.

Itaucard Financeira S.A. Financiamento e Investimento

Director since July 2000

Main activity of the company: Loan, financing and investment company.

222

Academic Background: Metallurgical Engineer, with bachelor’s degree from Universidade Mackenzie, 1982 and Master’s degree with specialization in accounting and finance (“FIPECAFI”) from Universidade de São Paulo.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. Arrendamento Mercantil and Investimentos Bemge S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: EDUARDO HIROYUKI MIYAKI

Professional Experience

Itaú Unibanco Holding S.A.

Officer since April 2011

Main activity of the company: Holding.

Itaú Unibanco S.A.

Officer from April 2010 to August 2011, responsible for internal audit since May 2010.

He joined the conglomerate in 1996 where he worked in many positions in the Audit department, and until May 2009, he coordinated the activities of the Audit Superintendency of Treasury, Capital Markets, and Insurance and Pension.

Main activity of the company: Multiple-service banking, with commercial portfolio

Academic Background: Graduate in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, in Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getulio Vargas, completed in 1998. On May 2003, he obtained a MBA degree in Finance and International Business from Leonard Stern School of Business – New York University.

II – Indication of all management positions currently or previously held in publicly-held companies

Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:

I - Any criminal conviction - NO

II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROGÉRIO PAULO CALDERÓN PERES

Professional Experience

Itaú Unibanco Holding S.A.

Officer since April 2011

Member of the Disclosure and Trading Committee since June 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.

Officer since April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio

Unibanco – União de Bancos Brasileiros S.A.

Executive Officer from 2007 to April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio

Grupo Bunge – Bunge Brasil S.A.

Executive Director from 2003 to 2006

Main activity of the company: multinational company with important operations in Brazilian and global agribusiness

223

Fosferifos S.A.

Member of the Board of Directors

Main activity of the company: multinational company with important operations in Brazilian and global agribusiness

Ultrafertil S.A.

Member of the Board of Directors

Main activity of the company: chemical fertilizers for agribusiness

Bungeprev

Member of the Audit Committee

Main activity of the company: Pension Plans

Fundação Bunge

Member of the Audit Committee

Main activity of the company: Foundation

PricewaterhouseCoopers

Officer from 1981 to 2003

Main activity of the company: Audit

Academic Background: Graduate in Business Administration from Fundação Getulio Vargas – SP, Accounting Science - Fundação Paulo Eiró – SP with post-graduation and special professional courses: E-Business Education Series at Darden Graduate School of Business Administration of University of Virginia. - Summer Executive Business School at University of Western Ontario, Canada. Case studies on consumer goods and retail companies. - Center for Executive Development Faculty of Princeton University Corporate Strategy and Organization. -Management of Continuing Education and Professional Training – Arundel, England.- Executive Business Development – Course of Finance and Investment Decisions – Analysis and Metrics at Fundação Getulio Vargas – SP.

II – Indication of all management positions currently or previously held in publicly-held companies

Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:

I - Any criminal conviction - NO

II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: EMERSON MACEDO BORTOLOTO

Professional Experience

Itaú Unibanco Holding S.A.

Director since September 2011

Main activity of the company: Holding

Itaú Unibanco S.A.

He joined the conglomerate in July 2002, assuming positions in the Internal Audit Department. As Audit Superintendent, he was responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Also at the Itaú Unibanco conglomerate, when he was in coordination and managerial positions, he was responsible for audit examinations in the processes of information technology and retail credit analysis and granting.

Ernst & Young Auditores Independentes

Auditor from May 2001 to June 2003.

Main activity of the company: Consultancy

Banco Bandeirantes

Responsible for IT audit and operational process, from 1992 to 2001.

224

Academic Background: Bachelor’s degree in Data Processing Technology in 2000 from Faculdades Integradas Tibiriça and postgraduate degree in Audit and Consultancy in Information Security from FASP – Faculdades Associadas de São Paulo in 2001. MBA in Internal Audit from FIPECAFI completed in 2008 and CISA certification issued by ISACA obtained in 2004.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RODRIGO LUÍS ROSA COUTO

Professional Experience

Itaú Unibanco Holding S.A.

Director since December 2011

Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding

Itaú Unibanco S.A.

Director since November 2011

Main activity of the company: Multiple-service banking, with commercial portfolio

McKinsey & Company

Associate from September 2005 to February 2008.

Central Bank of Brazil

Inspector from 1998 to 2003.

Academic Background: Bachalor´s degree in Business Administration with emphasis in Finance from Universidade Federal do Rio Grande do Sul (1993-1997) and Master of Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ANA TEREZA DE LIMA E SILVA PRANDINI

Professional Experience

Itaú Unibanco Holding S.A.

Diretor since April 2012.

Main activity of the company: Holding

BFB Leasing S.A. – Arrendamento Mercantil

Diretor since April 2012.

Main activity of the company: Lease operations.

Dibens Leasing S.A. – Arrendamento Mercantil

Executive Diretor since April 2012.

Main activity of the company: Lease operations.

225

Itaú Unibanco Holding S.A.

Superintendent of Wholesale Credit Risk Superintendency from May 2011 to April 2012.

Superintendent of Retail & Business Credit Risk Management Superintendency from October 2009 to May 2011.

Manager in the Provision for Loan and Lease Losses Management from August 2009 to October 2009.

Manager in the Management Control of Individuals Risks from May 2008 to August 2009.

Main activity of the company: Holding

Banco Citibank S.A.

Project Manager: Liquidity & Interest Rate Exposure (Banking Book) from April 2007 to April 2008.

Manager responsible for the valuation of assets of the Treasury, information for the market risk system and liquidity gaps from January 2006 to March 2007.

Banco Itaú S.A.

Supervisor of Risk Control – Modeling price management from July 2005 to December 2005.

Senior analyst responsible for the valuation of assets of the Treasury from May 2004 to May 2005.

Senior audit from May 2001 to April 2004.

FIGUEIREDO FERRAZ ENGENHARIA DE PROJETOS

Civil Engineer from January 2001 to April 2001 and inter from September 2000 to December 2000.

Academic background: Bachelor´s degree in Civil Engineer from UNICAMP - Campinas (São Paulo) from March 1996 to December 2000; MBA - Financial Market from IBMEC - São Paulo, from March 2002 to December 2003; monitoring in Risk Management and Financial Derivatives Market from IBMEC - São Paulo, from April 2004 to October 2005; scholar from FAPESP - Fundação de Amparo à Pesquisa do Estado de São Paulo, for two consecutive periods.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil e Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2012.

Main activity of the company: Holding.

Itaú Unibanco S.A.

Executive Director from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.

Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros S.A.

Vice-Chairman from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management

Executive Director from August 2002 to July 2005.

ANBID

Vice-President from 2000 to 2003.

Dresdner Asset Management

Chief Executive Officer from November 1999 to 2002.

226

Central Bank of Brazil

Director of International Affairs from 1997 to March 1999.

Ministry of Finance

General Coordinator of Monetary and Financial Policy.

Academic background: Bachelor's degree and master's degree in Economics from PUC-RJ and Ph.D in Economics from University of California – Berkeley.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Banco Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2012.

Main activity of the company: Financial and industrial holding.

BRF – Brasil Foods

Chairman of the Board of Directors since April 2007.

Main activity of the company: Food industry.

WEG S.A.

Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion

Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.

Member of the Board of Directors since April 2002.

Main activity of the company: Distribution of fuels, chemicals and storage for liquid bulk.

Suzano Papel e Celulose

Member of the Board of Directors since May 2008.

Perdigão S.A.

Chief Executive Officer from January 1995 to October 2008.

Main activity of the company: Food industry.

Iochpe-Maxion Group

Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank)

Director from 1987 to 1990.

Main activity of the company: Development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

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Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO PULLEN PARENTE

Professional experience:

Current Position

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2012.

Main activity of the company: Holding.

Bunge Brasil

Chairman and Chief Executive Officer.

George Washington University – Latin American Studies Center

Member.

BMF&Bovespa S.A. and Amcham

Member of the Board of Directors.

Previous Positions

Grupo RBS

Executive Vice-President from January 2003 to December 2009.

America Latina Logística S.A. – ALL, Banco do Brasil, CPFL, Duratex S.A., Kroton, Petrobrás, Suzano Papel e Celulose and TAM: Member of the Board of Directors.

Instituto Brasileiro de Ética Concorrencial - ETCO: Member.

Mr. Parente has held a number of positions in the government economy area during his career. He was also an advisor to the International Monetary Fund (IMF) and to public institutions in Brazil, among which we highlight the State Departments and the Brazilian Constitutional Convention of 1988. He was State Minister (1999-2002), having coordinated the transition team from President Fernando Henrique Cardoso’s to President Lula’s term of office. In that period, Mr. Parent had another outstanding performance when he was the President of the Energy Crisis Management Chamber for 2001/02.

Academic background: Bachelor’s degree in Electronic Engineering from Universidade de Brasília (1976), he has attended specialization Control and Audit courses from Fundação Getulio Vargas (1982) and Accounting Systems Audit and Use of Electronic Data Processing courses (1979).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A.: in the position specified above and in other companies, as specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

228

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2006.

President of the Audit Committee since September 2008.

Member of the Audit Committee from May 2007 to September 2008.

Member of the Capital and Risk Management Committee since May 2008.

President of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding.

Tendências Consultoria Integrada S/S Ltda.

Partner

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.

Partner

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C

Managing Partner since February 1998.

Main activity of the company: Consultancy.

Central Bank of Brazil

Chairman from November 1992 to March 1993 and from June 1995 to August 1997.

Standards and Financial System Organization Director from March 1990 to November 1992.

Academic Background: Bachelor’s degree in Economics from the Universidade de Brasília in 1979 and Postgraduate degree in Economics from the Fundação Getulio Vargas in 1983.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since December 2008.

Main activity of the company: Holding.

UNIBANCO – União de Bancos Brasileiros S.A.

Member of the Audit Committee from April 2004 to December 2008.

Main activity of the company: Multiple-Service Banking.

IBGE – Fundação Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics)

Chairman from 1990 to 1992.

Ministry of Finance: National Treasury Secretary

From 1996 to 1999.

Banco do Estado de São Paulo S.A. – BANESPA

Chairman from 1999 to 2000.

Member of the Board of Directors from 1996 to 1999 and from 2001 to 2003.

Main activity of the company: Multiple-Service Banking.

Banco do Brasil S.A.

Chairman from 2001 to 2003.

Main activity of the company: Multiple-Service Banking.

229

Fertibras S.A.

Director of the Board of Directors from 2005 to 2007

Globex – Utilidades Domésticas S.A.

Member of the Audit Committee from 2008 to 2009

He was a member of the Board of Directors of many companies, such as Banco do Brasil S.A., Caixa Econômica Federal, BNDESPAR and Banco Nossa Caixa.

He has performed many academic functions, such as Full Professor of the Institute of Economics of the Universidade Federal of Rio de Janeiro, Professor of the Department of Economics of the Pontifícia Universidade Católica do Rio de Janeiro and Professor of the School of Economics and Business Administration of the Universidade Federal Fluminense.

Academic Background: Bachelor’s degree in Civil Engineering and Economics, Master’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and Postgraduate degree in Economics from the University of London.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., UNIBANCO – União de Bancos Brasileiros S.A., Banco do Brasil S.A. and Banco do Estado de São Paulo S.A., in the positions specified above.

Fertibrás S.A. - Member of the Board of Directors (2005-2007); and Globex - Utilidades Domésticas S.A. - Member of the Audit Committee (2008-2009).

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALKIMAR RIBEIRO MOURA

Professional Experience

Itaú Unibanco Holding S.A.:

Member of the Audit Committee since May 2010.

Main activity of the company: Holding.

Escola de Administração de Empresas de São Paulo (Business Administration School) of Fundação Getulio Vargas – São Paulo

Economics Professor since August 1969.

Main activity of the company: Education Institution.

BM&F Bovespa S.A.

Market Supervision: independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory Body.

Banco Nossa Caixa S.A.

Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-Service Banking.

Cia. Brasil de Seguros:

Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance Company.

Banco Bandeirantes S.A.

Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-Service Banking.

Banco do Brasil S.A.

Chairman of the Investment Bank from April 2001 to January 2003.

Vice-Chairman of Finances and Capital Market from April 2001 to January 2003.

230

Standards and Financial System Organization Director from February 1996 to September 1997. Monetary Policy Director from February 1994 to February 1996;

Public Debt and Open Market Transactions Director from January 1987 to January 1988.

Main activity of the company: Multiple-Service Banking.

Academic Background: Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts degree from the University of California, Berkeley, California, in 1966 and Postgraduate degree in Applied Economics from the Stanford University in 1978.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Banco Nossa Caixa S.A.; Banco do Brasil and BM&F Bovespa S.A., in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUY ALMEIDA DE ANDRADE

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since December 2008.

Main activity of the company: Holding.

UNIBANCO – União de Bancos Brasileiros S.A.

Member of the Audit Committee from April 2004 to December 2008.

Main activity of the company: Multiple-Service Banking.

Magalhães Andrade S/S Auditores Independentes

He started his career in 1974.

He has been a partner of this company since 1982 and still works there.

Main activity of the company: Auditing.

DUNWOODY & CO.

Trainee in auditing for this company, located in Toronto, Canada, in 1984.

Câmara dos Auditores Independentes do Instituto dos Auditores Independentes do Brasil (Chamber of Independent Auditors of the Brazilian Institute of Independent Auditors)

Passed entrance examination in 1983.

IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors)

Chairman of the Board of Directors, with office until December 2014.

Member of the Board of Directors from 2009 to 2011.

Chairman of the National Executive Board from 2002 to 2004.

Associação Interamericana de Contabilidade (Inter-American Accounting Association)

Deputy Director for Brazil from 1999 to 2003.

International Federation of Accountants – IFAC (headquartered in New York)

Member of the Committee of Appointments from 2007 to 2010.

President of the Audit Committee from 2002 to 2006.

Member of the Board of Directors in 2000; he resumed office in 2003 and held it until November 2006.

Academic Background: Bachelor’s degree in Accounting from the School of Economics and Business Administration of the Universidade de São Paulo – FEA/USP and Bachelor’s degree in Business Administration from the Universidade Mackenzie.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above.

231

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: LUIZ ALBERTO FIORE

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since February 2012.

Main activity of the company: Holding.

Deloitte Touche Tohmatsu

Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

Deloitte do Brasil

Member of the Executive Committee and Board of Directors.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

Deloitte Corporate Finance

Member of the International Board – representative for Latin America.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

PricewaterhouseCoopers

Independent Auditor between 1971 and 1973.

Main activity of the company: Auditing.

Universidade São Judas

Consultant since 2010.

Main activity of the company: Education Institution.

Coordination of services in processes of:

•              privatization of the companies BNDES, Empresa Brasileira de Aeronáutica – EMBRAER, Light Serviços de Eletricidade S.A., Rede Ferroviária Federal, Centrais Elétricas do Pará S.A. – CELPA, ESCELSA – Espírito Santo Centrais Elétricas S.A., Cia. Nacional de Álcalis, Lloyd Brasileiro, Computadores Cobra, Telebrás;

•              privatization processes carried out by the Central Bank of Brazil (BACEN) for Banco do Estado de Goiás S.A. – BEG, Banco do Estado do Maranhão S.A. – BEM, Banco do Estado do Ceará S.A. – BEC and Banco do Estado de Santa Catarina S.A. – BEA;

•              economic and financial evaluation and/or privatization for Banco do Estado de São Paulo S.A. – BANESPA, Banco do Estado da Bahia S.A. – BANEB, Banco do Brasil – Distribuidora de Títulos e Valores Mobiliários and Banco Cidade S.A.;

•              Equity receivership, acting as receiver and manager for Varig, Agrenco, Selecta, Grupo Infinity, Usinas Albertina, Nilza and Utilfértil.

Academic Background: Bachelor’s degree in Business Administration from the Universidade Católica (ESAN-PUC) in 1974 and Bachelor’s Degree in Accounting from Universidade Mackenzie in 1976.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

232

Name: IRAN SIQUEIRA LIMA

Professional Experience

Itaú Unibanco Holding S.A.

Effective member of the Fiscal Council since March 2003

Main activity of the company: Holding

Central Bank of Brazil

Career employee from 1967 to 1993, where he occupied many positions, of which the following stand out: Deputy Governor of the Capital Markets Supervision Department from 1976 to 1979, Head of the Capital Markets Department from 1979 to 1984, Director of the Capital Markets Area, 1984, Director of the Inspection Area, 1985, Regional Delegate in São Paulo-S, 1991 and 1993.

Banco da Cidade S.A.

Director of the Capital Markets Area (1986), during the period in which he took a license from the Central Bank of Brazil.

In the period from 1986 to 1988, he founded an advisory services office in the Capital Markets Area, where he held the position of managing partner from 1987 to June 1988; in July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; Member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás; Since 1972, he has taught subjects related to the accounting and finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic Background: Economist with bachelor’s degree from UERJ, 1969 and bachelor’s degree in accounting science from AEUDF, 1973, post-graduation in economics engineering and industrial administration from Universidade Candido Mendes, 1971, Master’s degree and PhD in accounting science and comptrollership from Universidade de São Paulo, 1976 and 1998, respectively.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALBERTO SOZIN FURUGUEM

Professional Experience

Itaú Unibanco Holding S.A.

Effective member of the Fiscal Council since April 2006, Alternate member of the Fiscal Council from March 2003 to April 2006

Main activity of the company: Holding.

Banco Central do Brasil S.A.

Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and assistant (1953/1966).

Ministry of Finance

Advisor to the Minister (Mário Henrique Simonsen mandate)

Government of the State of Rio de Janeiro

Director of the Development Bank (1975/1979) and Director of Central Bank of Brazil (1985).

Academic Background: Economist, post-graduate degree (Masters) from Fundação Getulio Vargas.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. in the above specified position.

233

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional Experience

Itaú Unibanco Holding S.A.

Alternate Fiscal Councilor since April 2011.

Principal activity of the company: Holding

Itaú Unibanco S.A.

Managing director from December 1988 to August 2003

Principal activity of the company: Multiple-service banking with commercial portfolio.

BFB LEASING S.A. Arrendamento Mercantil

Director from June 1997 to July 2003

Principal activity of the company: Lease Operations

Banco Itauleasing S.A.

Member of the Board of Directors from December 1994 to September 2003

Principal activity of the company: Multiple-service banking with commercial portfolio.

Banco Itaucard S.A.

Director from December 1999 to April 2003

Principal activity of the company: Multiple-service banking with commercial portfolio

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Director from April 1994 to July 2003

Principal activity of the company: Securities dealer

Banco Itaú Cartões S.A.

Director from April to October 2000

Itautec Componentes da Amazônia S.A. - Itaucam

Director from April 1993 to April 2003

Corhen Serviços ltda.

Executive President since 2003

Academic Background: Bachelor’s degree in Law from the Universidade de São Paulo (SP) in 1971; Post-graduate degree in Business Administration from the Fundação Getulio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A, Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOÃO COSTA

Professional Experience

Itaúsa – Investimentos Itaú S.A.

Alternate member of the Fiscal Council since April 2009

Main activity of the company: Holding.

234

Itaú Unibanco Holding S.A.

Alternate member of the Fiscal Council since May 2009

Main activity of the company: Holding

Itaú Unibanco S.A.

Managing Director from April 1997 to April 2008

Main activity of the company: Multiple-service banking, with commercial portfolio

FEBRABAN - Brazilian Federation of Bank Associations

Effective Member of the Fiscal Council from April 1997 to August 2008

FENABAN - Brazilian Federation of Banks

Effective Member of the Fiscal Council from April 1997 to August 2008

IBCB – Brazilian Institute of Banking Science

Effective Member of the Fiscal Council from April 1997 to August 2008

State of São Paulo Bank Association

Effective Member of the Fiscal Council from April 1997 to August 2008

Academic Background: Economist from Faculdade de Economia São Luiz – São Paulo, specialization in Business Administration from FEA/USP. Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ERNESTO RUBENS GELBCKE

Professional Experience

Itaú Unibanco Holding S.A.

Alternative Member of the Fiscal Council since April 2011

Main activity of the company: Holding.

Directa Auditores and Directa PKF

Founding Partner (1976) and Chairman, registered with CVM (Brazil) and PCAOB (US)

Arthur Andersen Brazil

Auditor from May 1965 to 1976

S.A. Ind. Reunidas F. Matarazzo and Nec do Brasil S.A.

Effective Member of the Fiscal Council in 1989 and 1988, respectively;

IASB- International Accounting Standards Board

Member of the Steering Committee from January 1990 to December 1996

CPC Comitê de Pronunciamento Contábeis do Brasil (Brazilian Accounting Pronouncements Committee)

Effective Member of this entity. From 2006 to 2011

IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Institute of Corporate Governance)

Certification of Member of the Fiscal Council and Member of the Board of Directors in 2010

Academic Background: Bachelor’s degree in Accountancy from FEA/USP, 1969 and postgraduate degree from FEA/USP from 1970 and 1974. Specialization in Accounting, Taxes, Costs, IT and Systems through Arthur Andersen, from 1965 to 1976.

235

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. in the position specified above.

Effective Member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica from 2000 to 2004.

Alternative Member of the Fiscal Council of Banco do Brasil S.A. in 2005, AMBEV – Companhia de Bebidas das Américas, in 2007, 2008 and 2009, and Perdigão S.A., in 2009.

Effective Member of the Board of Directors of TELET in 2002, and Alternative Member of the Board of Directors of AMERICEL S.A. in 2002.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: LUIZ ALBERTO DE CASTRO FALLEIROS

Professional Experience

Itaú Unibanco Holding S.A.

Alternative Member of the Fiscal Council since April 2012.

Main activity of the company: Holding.

Itaúsa – Investimentos Itaú S.A.

Effective Member of the Fiscal Council since April 2010.

Main activity of the company: financial and industrial Holding.

Universidade Tiradentes

Member of the Board of Directors and coordinator of Audit Committee since January 2009

Perfipar

Advisory Council since October 2011.

Banco Indusval

Effective Fiscal Council since April 2010 until April 2012.

Total Agroindústria Canavieira

Effective Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente

Alternante Fiscal Council since April 2010.

Others

FASCE Assessoria e Consultoria Empresarial S/C Ltda.

Partner since April 2000.

Banco Alfa de Investimento S.A.

General Manager/Commercial Officer from May 1998 to February 2000.

SABESP

Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.

Assistant Director of Investment and Underwriting from September 1991 to June 1996.

Banco Multiplic S.A.

Manager of Underwriting and Investment Analysis from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose

Analysis Coordinator from October 1984 to April 1986.

Academic background: Economist from Universidade Estadual de Campinas – UNICAMP in 1978; and MBA in Financial from FACAMP in 2004.

II - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A., in the above specified positions.

236

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

12.9 – Existence of a marital relationship, stable union or kinship extended to relatives once removed between Issuer’s management members, subsidiaries and parent companies

Justification for not presenting the table:

See item 12.12 of this form.

237

12.10 - Subordination, services provision or control relationships between management members, subsidiaries, parent companies and other

Identification Position/Duty	CPF/CNPJ	Type of relationship between the management member and the related person	Type of related person
Fiscal Year 12/31/2011
Issuer’s management member
Ricardo Villela Marino	252.398.288-90	Subordination	Direct subsidiary
Member of the Board
Type of related person
Itaú Unibanco S.A.	60.701.190/0001-04
Executive Vice-President
Note
Participates in the controlling group

Issuer’s management member
Alfredo Egydio Setubal	014.414.218-07	Subordination	Direct subsidiary
Member of the Board and Executive Vice-President
Type of related person
Itaú Unibanco S.A.	60.701.190/0001-04
Executive Vice-President
Note
Participates in the controlling group

Issuer’s management member
Roberto Egydio Setubal	007.738.228-52	Subordination	Direct subsidiary
Vice-Chairman of the Board and CEO
Type of related person
Itaú Unibanco S.A.	60.701.190/0001-04
CEO
Note
Participates in the controlling group

238

12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnities for damages caused to third parties or the Issuer, from penalties imposed by state agents, or from agreements that aim at ending administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at guaranteeing to the management members of the Issuer and its subsidiaries, under the policy terms, the payment or reimbursement of expenses if the personal assets of these management members are affected by their personal, joint or subsidiary liability as a result of lawsuits, administrative proceedings or arbitration procedures, including, but not limited to, those of a civil, labor, tax, consumer or pension nature, or because of the negligence of a corporate entity, related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the violation of federal, state and/or municipal laws and rules, or foreign rules or regulations, or rules or regulations that govern securities. The current policy establishes a maximum indemnity limit of US$150,000,000.00, subject to sublimits and deductibles for each item covered. The D&O insurance premiums paid in 2011(and with maturing in November 2012) amounted to R$4,114,461.33, including Financial Operations Tax (IOF) and policy issue costs.

12.12 – Other relevant information

12.6 and 12.8 – Additional Information

12.6 and 12.8 – Composition and Professional Experience of the Board of Directors and Fiscal Council

All members of the Board of Directors reported in item 12.6 / 12.8 a list of the positions they hold on the Board of Directors, Fiscal Council, Committees and Executive Bodies of other companies or entities.

12.12 – Other relevant information

12.6 and 12.8 – Additional Information

We state that the date of investiture of all members elected to the Board of Directors and Board of Officers is pending approval of the Central Bank of Brazil and, because the system does not allow the corresponding field “date of investiture” to be blank, the date of investiture was entered.

12.12 – Other relevant information

12.6 and 12.8 – Additional Information

We state that Itaú Unibanco adhered to the Abrasca Code of Self-Regulation and Good Practices of Listed Companies (Abrasca Code) on August 15, 2011 and that it adopts the principles and rules established in this Code, except for the items below (according to item 1.4 of the Abrasca Code):

a) with respect to the rule provided for in item 2.3.1 of the Abrasca Code, Itaú Unibanco understands that a Board of Directors composed of 13 members is essential due to the variety, complexity and size of the financial activities performed in Brazil and abroad;

b) with respect to item 2.3.5 of said Code, the Internal Regulation of the Board of Directors provides that the board members can only participate in up to four (4) boards of directors of companies that do not belong to the same economic group. This limit can be crossed upon approval of the Appointments and Corporate Governance Committee.

c) Itaú Unibanco is working on the development of a formal and specific policy for intercompany transactions that is expected to be made available to the market shortly, therefore complying with the rules established in items 6.1; 6.1.1; 6.2; 6.3 and 6.4 of the Code.

239

12.9 Existence of any marital relationship, stable union or kinship extended to relatives once removed related to the management members of the issuer, subsidiaries and controlling companies:

a) Issuer’s management members;

b) (I) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries;

c) (I) management members of the Issuer and its direct or indirect subsidiaries and (II) Issuer’s direct or indirect parent companies;

d) (I) Issuer’s management members and (II) management members of the Issuer’s direct or indirect parent companies

Management positions
		Issuer	Parent companies
			Direct	Indirect
			Iupar - Itaú Unibanco	Itaúsa – Investimentos			Interest in the
		Itaú Unibanco Holding S.A.	Participações S.A.	Itaú S.A.	Cia. E. Johnston de Participações	Companhia Esa	controlling
Name	CPF	CNPJ 60.872.504/0001-23	CNPJ 04.676.564/0001-08	CNPJ 61.532.644/0001-15	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	group
VILLELA Family
1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	Yes

Children:
Ricardo Villela Marino	252.398.288-90	Board Member	Director	Alternate Board Member	-o-	“B” Executive Director	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	Alternate Board Member	Board Member	-o-	-o-	Yes
Siblings:
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	Vice-Chairman of the Board of Directors	Board Member	Vice-Chairman of the Board and CEO	-o-	CEO	Yes

3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Family
Siblings:		Board Member and		Vice-Chairman of the
1) Alfredo Egydio Setubal	014.414.218-07	Executive Vice-President	CEO	Board of Directors	-o-	-o-	Yes
Children:
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-	-o-	Yes
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Beatriz de Mattos Setubal	316.394.318-70	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogueira	296.682.978-81	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	Yes
Camila Setubal Lenz Cesar	350.572.098-41	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto	638.097.888-72	-o-	-o-	Board Member	-o-	-o-	Yes
Children:
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	Alternate Vice-Chairman of the Board	Alternate Board Member	-o-	“A” Executive Director	Yes
Children:		-o-
Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	Vice-Chairman of the Board	Vice-Chairman of the Board	Executive Vice-President	-o-	CEO	Yes
Children:		and CEO
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Family
Siblings:
1) Fernando Roberto Moreira Salles	002.938.068-53	-o-	Board Member	-o-	Director	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	Alternate Chairman of the Board	-o-	Director	-o-	Yes
3) Pedro Moreira Salles	551.222.567-72	Chairman of the Board	Chairman of the Board	-o-	Director	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	Alternate Board Member	-o-	Director	-o-	Yes

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12.10. Subordination, services provision or control relationships between management members and subsidiaries, controlling companies and others:

a) The Issuer’s direct or indirect subsidiary;

b) The Issuer’s direct or indirect controlling group;

		Subsidiaries				Parent companies
						Direct		Indirect		Interest in
			Banco Itaú BBA	Itauseg		Iupar - Itaú Unibanco	Itaúsa – Investimentos	Cia. E. Johnston de		the
		Itaú Unibanco S.A.	S.A.	Participações S.A.	Banco Itaucard S.A.	Participações S.A.	Itaú S.A.	Participações	Companhia Esa	controlling
Name	CPF	CNPJ 60.701.190/0001-04	CNPJ 17.298.092/0001-30	CNPJ 07.256.507/0001-50	CNPJ 17.192.451/0001-70	CNPJ 04.676.564/0001-08	CNPJ 61.532.644/0001-15	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	group

VILLELA Family
1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Ricardo Villela Marino	252.398.288-90	Executive Vice-President	-o-	-o-	-o-	Director	Alternate Board Member	-o-	“B” Executive Director	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	-o-	-o-	-o-	Alternate Board Member	Board Member	-o-	-o-	Yes
Siblings:
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	-o-	-o-	-o-	-o-	Board Member	Vice-Chairman of the Board and CEO	-o-	Executive Vice-President	Yes

3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Family
Siblings:
1) Alfredo Egydio Setubal	014.414.218-07	Executive Vice-President	Vice-Chairmain	-o-	Executive Vice-President	CEO	Vice-Chairman of the Board	-o-	-o-	Yes
Children:
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Beatriz de Mattos Setubal	316.394.318-70	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogueira	296.682.978-81	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	Vice-Chairman of the Board		-o-	-o-	-o-	-o-	Yes
Children:
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Camila Setubal Lenz Cesar	350.572.098-41	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto	638.097.888-72	-o-	-o-	-o-	-o-	-o-	Board Member	-o-	-o-	Yes
Children:
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	-o-	-o-	-o-	Alternate Vice-Chairman of the Board	Alternate Board Member	-o-	“A” Executive Director	Yes
Children:			-o-
Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	CEO	Chairman of the Board	Chairman of the Board	-o-	Vice-Chairman of the Board	Executive Vice-President	-o-	CEO	Yes
Children:
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Family
Siblings:
1) Fernando Roberto Moreira Salles	002.938.068-53	-o-	-o-	-o-	-o-	Board Member	-o-	Director	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	-o-	-o-	-o-	Alternate Chairman of the Board	-o-	Director	-o-	Yes
3) Pedro Moreira Salles	551.222.567-72	-o-	-o-	-o-	-o-	Chairman of the Board	-o-	Director	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	-o-	-o-	-o-	Alternate Board Member	-o-	Director	-o-	Yes

Note: The manager Cândido Botelho Bracher is a party to a shareholders agreement relating to the shares of Banco Itaú BBA S.A.

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13. MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the board of directors, statutory and non-statutory board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a) Objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, reward, retain and stimulate management members in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that said policy strengthens and creates better conditions for its development, as well as for the development of its management members and employees, always in line with the interests of shareholders.

When the Issuer's compensation policy was established, values aligned with those adopted by the market and with the Issuer’s strategy, as well as with the effective risk management over time are considered, so as not to encourage behavior that increase risk exposure above the levels that are considered prudent. The Issuer prioritizes variable compensation, which corresponds to a significant portion of the total compensation paid to management members.

Additionally, the Issuer offers a stock option plan to its management members, which enables the alignment of their interests with those of the Issuer's shareholders, as the same risks and earnings provided by the appreciation of its shares are shared. It is important to emphasize that, in accordance with case law existing in Brazil, the Issuer understands that its stock option plan is not of a compensatory nature. Notwithstanding the aforementioned, in view of the information structure required under the scope of this item 13 of the Reference Form, and for information purposes only, provisions of the Issuer’s stock options plan will be included in this item.

Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) has determined new rules related to the compensation of management members of financial institutions.

The variable compensation must be consistent with the institution’s risk management policies, and at least fifty percent (50%) of the compensation must be paid in shares or share-based instruments and, at least forty percent (40%), must be deferred for payment within at least three (3) years. Also, this deferred portion is subject to clawbacks based on the results of the institution or business area in the period of deferral. These new rules have been in force since January 1, 2012 and are applicable to the compensation of management members for base year 2012.

In order to comply with the Resolution on Compensation, on September 6, 2011, the Issuer was authorized by the CVM to privately transfer its own treasury shares to its executives and the executives of its controlled companies and, in the case of the latter, they should be transferred directly and/or through its controlled companies, with the proposal being conditioned on the approval at the Issuer’s General Meeting.

Accordingly, the shareholders approved, at the Extraordinary General Meeting held on April 20, 2012, the authorization to use the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it.

The governance structure of compensation comprises clear and transparent processes. Accordingly, in order to achieve the objectives mentioned above and aimed at aligning the best governance practices introduced in Brazil and abroad, as well as ensuring the balance of the institution’s risk management practices, the Issuer has a Personnel Committee and a Compensation Committee to discuss the compensation of the main executives of the Itaú Unibanco conglomerate who are subordinated to the Board of Directors and their main duties are:

a) to prepare, review and oversee the implementation of the compensation policy for the Issuer’s management members and employees, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruiting and termination programs; b) to discuss and analyze the current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area); c) to propose a compensation package for the Chief Executive Officer of the Issuer for approval by the Board of Directors; d) to evaluate and approve the compensation packages proposed by the Chief Executive Officer for the Managing Vice-Presidents of Itaú Unibanco and for the Chief Executive Officer and Managing Vice-Presidents of Banco BBA S.A., including fixed and variable fees, and benefits and long-term incentives; and e) to approve the granting of stock options of the Itaú Unibanco conglomerate, being responsible for institutional decisions within the scope of the stock option plans sponsored by the Issuer. The shareholders approved, at the Extraordinary General Meeting held on April 20, 2012, the inclusion in the Bylaws of the provisions related to the Compensation Committee under the terms of the Resolution on Compensation.

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In addition to the Personnel and Compensation committees, the Appointments and Corporate Governance Committee was established, which also reports to the Board of Directors and the main responsibility of which is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process of assessing the performance of the Board of Directors, and it must (i) recommend processes for the assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It is also incumbent upon said Committee to propose the division, among the members of the Board of Directors, of the amounts established by the General Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plan) and private pension.

b) Compensation composition, indicating:

I - description of the compensation elements and the objectives of each one of them

Board of Directors

In 2011, directors received fixed compensation and fringe benefits, in addition to participating in the Issuer’s stock options plan.

In 2012, the annual compensation of the members of the Issuer’s Board of Directors will be composed of (i) monthly fixed fees; (ii) annual fixed fees, which will be paid in the form of shares; and (iii) benefit plan. The maximum compensation amounts were determined at the Annual Shareholders' Meeting and the division of the amounts among its members will be carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

The Issuer will prioritize the compensation paid in the form of shares, which will correspond to a significant portion of the total compensation paid to the members of the Board of Directors. Accordingly, the stock option plan, in addition to attracting, motivating and integrating management members in the process of developing the institution in the medium and long-terms, offers them the opportunity to take part in the value that their work and dedication added to the Issuer’s shares.

Should the member of the Issuer’s Board of Directors be also part of the Board of Officers of the Issuer or of its controlled companies, his compensation will be subject to the policy of the area in which he is a director.

Board of Officers

The Issuer does not have any non-statutory officers, and the annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (special fees and profit sharing, paid on an annual basis); and (iii) benefit plan. The maximum compensation amounts are determined at the Annual Shareholders’ Meeting, and based on the limits imposed by Article 152 of Brazilian Corporate Law.

In addition to the compensation, the Issuer grants to its management members, stock options that are not of a compensatory nature under the Issuer’s Stock Option Plan.

In 2011, the Issuer prioritized the variable compensation, which corresponded to the largest portion of total compensation paid to the members of the Board of Officers. Additionally, the Issuer prioritized the stock option program under the Issuer’s Stock Option Plan. This plan aligns the interests of management members with those of the Issuer's shareholders, as the same risks and earnings provided by the appreciation of its shares are shared.

Beginning 2012, in view of the Resolution on Compensation, the variable compensation will be paid fifty percent (50%) in shares, on a deferred basis, for the purposes of rewarding each executive for their contribution to the results obtained by the Issuer in a given year. To this end, shareholders approved at the Extraordinary Shareholders’ Meeting held on April 20, 2012 the payment of the compensation to management members in the form of preferred shares of the Issuer (ITUB4).

243

Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the Annual Shareholders' Meeting, subject to the approval of the Board of Directors. In accordance with legislation, such compensation cannot be lower, for each acting member, to ten percent (10%) of the fixed compensation paid to each officer (i.e., not including benefits, representation allowances and profit sharing paid to officers). Thus, the members of the Fiscal Council receive only a monthly fixed compensation and they are not eligible under the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for participating in said committees.

The Compensation Committee, under the Resolution on Compensation, must have a non-management member, and the compensation of such member has not yet been determined.

II - the proportion of each element in total compensation

In 2011, for the Board of Directors of the Issuer, in accordance with the policy, the fixed compensation, the stock option plan, and the benefits corresponded, in relation to the total amount received by the members of the Board of Directors, respectively, to forty-nine percent (49%), forty-nine percent (49%) and two percent (2%).

For the Board of Officers of the Issuer, the fixed compensation, the short-term variable compensation, the stock option plan, and the benefits corresponded, in relation to the total amount received by the members of the Board of Officers in 2011, respectively, to nine percent (9%), fifty-nine percent (59%), thirty-one percent (31%) and one percent (1%).

For the Audit Committee of the Issuer, the fixed compensation and benefits corresponded in 2011 to ninety-six percent (96%) and four percent (4%), respectively, of total compensation.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to one hundred percent (100%) of total compensation.

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the total composition of the amounts varies according to the difference in the behavior of each portion of compensation: on one hand, the stability of fixed compensation and benefits, and, on the other hand, the instability of the variable compensation and the granting of stock options. The variable compensation is influenced by the individual performance, the results of the Issuer and the business area. The granting of options is influenced by market variations and the appreciation of shares, among other risk factors.

III - calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed upon with the management members and are based on internal equality, providing flexibility to management members across the businesses of the Issuer.

244

Short-term variable compensation (special fees and annual profit sharing)

It takes into consideration the influence of three factors on the base value of the variable compensation: (a) the results of the Issuer’s operations; (b) the results of the business area; and (c) the management member’s performance.

Granting of stock options (stock option plan of the Issuer)

It takes into consideration the role performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

It is compatible with the market practices, and the main benefits are health care and private pension plans.

iv - reasons that justify the composition of compensation

The Issuer prioritizes variable compensation and the granting of stock options, which correspond to the largest portion of the total amounts paid to management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management members in the same proportion that their performance benefits the Issuer and its shareholders.

Beginning 2012, in view of the Resolution on Compensation, the variable compensation will be paid fifty percent (50%) in shares, on a deferred basis.

c) Main performance indicators that are taken into consideration in determining each compensation element:

The variable compensation (special fees and profit sharing) represents a significant portion of the amounts paid to management members and is largely influenced by performance indicators. The first performance indicator to be taken into consideration when determining the amount of such portions is the Issuer’s results. Subsequently, the performance indicator to be taken into consideration is that of the business area. Finally, for officers, the individual performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for targets in relation to the other areas of the Issuer.

The granting of stock options takes into consideration the role performed by the management member and, for officers, the amount received as short-term variable compensation.

Monthly fixed fees and benefit plan represent the smallest portion of total amount received by management members and are not impacted by performance indicators.

d) How the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is provided through the variable compensation, which is considerably impacted by performance indicators. Therefore, the higher the indicators are, the higher is the compensation and vice versa.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer prioritizes the short-term variable compensation and the granting of stock options, which correspond to a significant portion of the total amount received by management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management members in the same proportion that their performance benefits the Issuer and its shareholders.

Taking into consideration that the results of the Issuer, and the risks the Issuer assumes, have an impact on the compensation of management members, we believe that the compensation policy causes the interests of management members to be in line with those of the Issuer.

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f) Existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries and controlled companies.

g) Existence of any compensation or benefit tied to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

At present there is no compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control – neither is it provided for in the Issuer’s compensation policy.

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13.2- Total compensation of members of the Board of Directors, Statutory Board of Officers and Fiscal Council:

Total compensation for the year ended 12/31/2012 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	15.00	6.00	29.00
Annual fixed compensation	12,835,000	21,350,125	749,700	34,934,825
Salary or management fees	6,188,000	16,922,000	612,000	23,722,000
Direct and indirect benefits	113,375	620,675	N/A	734,050
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	6,533,625	3,807,450	137,700	10,478,775
Variable compensation	N/A	102,354,875	N/A	102,354,875
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	See below	N/A	See below
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	102,354,875	N/A	102,354,875
Post-employment benefits	165,000	1,295,000	N/A	1,460,000
Benefits arising from mandate termination	N/A	N/A	N/A	N/A
Stock-based compensation	See below	See below	N/A	See below

Note

For 2012, the Annual Shareholders' Meeting has proposed the approval of the aggregate compensation amount to be paid to members of the Board of Directors to be up to R$ 13 million, and to the members of the Board of Officers to be up to R$ 125 million. For the Fiscal Council, the Shareholders' Meeting has proposed the monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to alternate members, in order to ensure flexibility to the Issuer. The compensation amounts approved may be paid in Brazilian reais, with the Issuer's shares or in any other manner the Management deems convenient, and it is estimated that the amounts will be paid according to the proportion described in the table above.

Note:

1.   From 2012, and in view of the provisions set forth in the Resolution on Compensation, 50% of the variable compensation should be paid with shares, on a deferred basis. This amount will be included in item “Variable Compensation”, of the table above, and will not be repeated in item “Stock-based compensation”. For illustrative purposes, it will consider the year to which this compensation refers, irrespective of the year in which it was effectively paid.

2.   Due to the systemic structure of Empresas.Net, the amounts presented in the “Other (special fees and/or INSS)” field refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

In addition to the amounts determined by the Annual Shareholders' Meeting, the members of the Board of Directors and the Board of Officers will be granted, as compensation, the Issuer's profit sharing, which, pursuant to the provisions in paragraph one of article 152 of Law No. 6,404/76, will be limited either to the management members' annual compensation or to ten percent (10%) of the company's income, whichever is lower. They will also receive, without compensatory nature, the granting of stock options, under the provision of the stock option plan of the Issuer. The amounts related to profit sharing and stock option granting are not included in the table above, which reflects only the estimated breakdown of compensation amounts to be approved by shareholders at the Annual Shareholders' Meeting.

It should be noted that under the scope of the proposal to be submitted to the shareholders at the Annual Shareholders' Meeting to be held on April 20, 2012, it will be proposed that the total number of (a) shares to be used for compensation purposes, pursuant to the Resolution on Compensation for each year, and (b) options to be granted for purposes of the Stock Option Plan in each year, will not exceed the limit of half percent (0.5%) of the total Issuer's shares that the majority and minority interests hold at the balance sheet date at the end of the same year, and, should in a certain year the number of shares delivered and options granted is below this limit of half percent (0.5%) of total shares, the resulting difference may be added for compensation purposes or for purposes of stock option granting in any one of the seven (7) subsequent years.

Total compensation	13,000,000	125,000,000	749,700	138,749,700

Total compensation for the year ended 12/31/2011 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	14.92	5.17	28.08
Annual fixed compensation	3,655,679	11,461,684	688,450	15,805,813
Salary or management fees	2,914,500	9,001,522	562,000	12,478,022
Direct and indirect benefits	85,417	434,820	N/A	520,237
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,025,342	126,450	2,807,555
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	66,653,323	N/A	66,653,323
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	37,860,383	N/A	37,860,383
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	28,792,940	N/A	28,792,940
Post-employment benefits	124,965	812,174	N/A	937,139
Benefits arising from mandate termination	N/A	N/A	N/A	N/A
Stock-based compensation	834,048	32,310,605	N/A	33,144,654

Note

In 2011, the Annual Shareholders’ Meeting has approved an aggregate amount of eleven million reais (R$ 11,000,000.00) to the members of the Board of Directors and one hundred fifteen million reais (R$ 115,000,000.00) to members of the Board of Officers. For the members of the Fiscal Council, a monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to deputy members. Of these amounts, the above amounts were effectively spent.

In addition to the compensation established at the Annual Shareholders’ Meeting, the management members received in 2011 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer (which the Issuer understands that, in accordance with the case law in Brazil, it does not have a compensatory nature). The amounts recorded in the financial statements related to these expenses are those described above.

Note:

1.     There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy adopted for Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2010, this note is applicable for items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.     The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see sub-item 13.15), taking into consideration that the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

3.     The average compensation amount per member in 2011 was: Board of Directors, R$ 577 thousand and Board of Statutary Officers R$ 7,457 thousand.

4.     The share-based compensation, mentioned in item “Stock-based compensation”, corresponds to the amount of stock options granted to the executives. Noteworthy is the fact that, based on the case law existing in Brazil, the Issuer understands that this granting does not have a compensatory nature.

Total compensation	4,614,692	111,237,787	688,450	116,540,929

247

Total compensation for the year ended 12/31/2010 - Annual amounts

	Board of directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	15.67	5.42	29.09
Annual fixed compensation	3,682,454	11,488,008	706,825	15,877,287
Salary or management fees	2,914,500	8,953,504	577,000	12,445,004
Direct and indirect benefits	112,191	519,966	N/A	632,157
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,014,538	129,825	2,800,126
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	82,191,168	N/A	82,191,168
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	44,477,350	N/A	44,477,350
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	37,713,818	N/A	37,713,818
Post-employment benefits	97,659	3,517,995	N/A	3,615,654
Benefits arising from mandate termination	N/A	1,827,660	N/A	1,827,660
Stock-based compensation	7,394,585	28,695,231	N/A	36,089,816

Note

In 2010, the Annual Shareholders’ Meeting has approved an aggregate amount of R$ 10 million to the members of the Board of Directors and R$ 105 million to members of the Board of Officers. For the members of the Fiscal Council, a monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to deputy members. Of these amounts, the above amounts were effectively spent.

In addition to the compensation established at the Annual Shareholders’ Meeting, the management members received in 2010 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer (which the Issuer understands that, in accordance with the case law in Brazil, it does not have a compensatory nature). The amounts recorded in the financial statements related to these expenses are those described above.

Note:

1.    There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy adopted for Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2010, this note is applicable for items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.    The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see sub-item 13.15), taking into consideration that the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

3.    The average compensation amount per member in 2010 was: Board of Directors, R$ 1,397 thousand and Statutory Board of Officers R$ 8,151 thousand.

4.    The share-based compensation, mentioned in item “Stock-based compensation” corresponds to the amount of stock options granted to the executives. Noteworthy is the fact that, based on the case law existing in Brazil, the Issuer understands that this granting does not have a compensatory nature.

Total compensation	11,174,698	127,720,062	706,825	139,601,585

Total compensation for the year ended 12/31/2009 - Annual amounts

	Board of directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	9.17	16.00	5.50	30.67
Annual fixed compensation	4,417,350	11,788,495	719,075	16,924,921
Salary or management fees	3,525,475	9,325,712	587,000	13,438,187
Direct and indirect benefits	98,644	364,498	N/A	463,141
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	793,232	2,098,285	132,075	3,023,592
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	80,744,962	N/A	80,744,962
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	55,419,281	N/A	55,419,281
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	25,325,681	N/A	25,325,681
Post-employment benefits	64,812	4,641,338	N/A	4,706,150
Benefits arising from mandate termination	N/A	559,670	N/A	559,670
Stock-based compensation	3,652,531	35,791,670	N/A	39,444,200

Note

In 2009, the Annual shareholders’ meeting approved the aggregate compensation amount to be paid to the members of the Board of Directors in the amount of R$ 20 million, and the compensation to be paid to members of the Board of Officers in the amount of R$ 80 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to alternate members. Of these amounts, the above amounts were effectively spent

In addition to the compensation established at the shareholders’ meeting, the management members received in 2009 (i) Issuer’s profit sharing; and (ii) granting of stock options, under the provision of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the case law existing in Brazil, its stock option plan does not have a compensatory nature). The amounts recognized in the financial statements related to these expenses are shown above.

Note:

1.    There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy adopted for Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. This note is applicable for items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.    The number of members of each body corresponds to the annual average number of members of each body computed on a monthly basis, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.

3.    The amounts mentioned in item “Description of other variable compensation (special fees and INSS)” correspond to special fees and, together with the profit sharing described in the table below, comprise the short-term variable compensation paid by the Issuer. The payment criteria related to these fees are the same as those adopted for the payment of short-term variable compensation, as detailed in item 13.1.

4.    The calculation of the stock-based compensation was made in compliance with the accounting standards which address this matter - CPC 10. In the consolidated financial statements of the Issuer, this compensation is reported in Note 17 – Related Parties, item “b” Compensation of the Key Management Personnel.

5.    The compensation of several members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or parent companies .

6.    The average compensation amount per member in 2009 was: Board of Directors, R$ 887 thousand and Statutory Board of Officers R$ 8.345 thousand.

7.    The share-based compensation, mentioned in item “Stock-based compensation”, corresponds to the amount of stock options granted to the executives. Noteworthy is the fact that, based on the case law existing in Brazil, the Issuer understands that this granting does not have a compensatory nature.

Total compensation	8,134,692	133,526,136	719,075	142,379,903

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13.3 With respect to the variable compensation of the board of directors, statutory board of officers, and fiscal council for the past three years and to that determined for the current year, please prepare a table containing:

2009			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		9.17	16.00	5.50	30.67
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	57,032,034	N/A	57,032,034
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	120,938,773	N/A	120,938,773
	iii	established be achieved	N/A	89,322,294	N/A	89,322,294
	iv	amount effectively recognized in income or loss for last year	N/A	80,744,962	N/A	80,744,962

Note:

1.	The expression “variable compensation” refers to the special fees, together with profit sharing, which compose the short-term variable compensation paid by the Issuer. The “variable compensation” recognized in 2009, in the amount of R$80,744,962, comprises R$55,419,281 of profit sharing, R$20,674,025 of “special fees” and R$4,651,656 of INSS levied on the special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2010			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		8.00	15.67	5.42	29.09
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	45,969,888	N/A	45,969,888
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	100,847,382	N/A	100,847,382
	iii	established be achieved	N/A	75,650,739	N/A	75,650,739
	iv	amount effectively recognized in income or loss for last year	N/A	82,191,168	N/A	82,191,168

Note:

1.	The “variable compensation” recognized in 2010, in the amount of R$82,191,168, comprises R$44,477,350 of profit sharing, R$30,786,790 of “special fees” and R$6,927,028 of INSS levied on the special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2011			R$, except if otherwise indicated
			Board of	Statutory
a	body		Directors	Officers	Fiscal Council	Total
b	number of member (people)		8.00	14.92	5.17	28.08
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the targets	N/A	N/A	N/A	N/A
	iii	established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	41,190,701	N/A	41,190,701
	ii	maximum amount provided for in the compensation plan	N/A	94,236,539	N/A	94,236,539
		amount provided for in the compensation plan should the targets
	iii	established be achieved	N/A	67,713,620	N/A	67,713,620
	iv	amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Note:

1.	In view of the criteria for variable compensation budget and management’s expectation, the resulting minimum and maximum amounts are presented above. However, depending on the change in results, the amounts may vary and even come to zero, should the Issuer’s result be either zero or negative.

2.	The “variable compensation” recognized in 2011, in the amount of R$66,653,323, comprises R$37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$5,288,499 of INSS levied on the special fees.

3.	In relation to item “d” regarding the profit sharing for 2012, see further clarification in item 13.2.

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13.4. With respect to the share-based compensation plan for the board of directors and statutory board of officers in effect in the last year and determined for the current year, please describe:

a)     General terms and conditions

As mentioned in item 13.1, the Resolution on Compensation established that at least fifty percent (50%) of the variable compensation of management members of financial institutions must be paid in shares or share-based instruments, and at the least forty percent (40%) must be deferred for payment within at least three (3) years. Also this deferred portion will be subject to clawbacks based on the results of the institution or business area in the period of deferral. These new rules have been in force since January 1, 2012 and are applicable to the compensation of management members for base year 2012.

The possibility of share-based compensation will be submitted to the Extraordinary Shareholders’ Meeting to be held on April 20, 2012, and it shall be incumbent upon the Compensation Committee to approve a detailed policy on the form of compensation of management members for 2012.

According to the Resolution on Compensation, the Extraordinary Shareholders’ Meeting to be held on April 20, 2012 should approve the inclusion, in the Issuer’s Bylaws, of the provisions related to the Compensation Committee, and the policy for the compensation of the Issuer’s management members shall be approved only after the investiture of the members of this committee.

Stock Option Plan

Firstly, it is important to emphasize once again that, in accordance with case law existing in Brazil, the Issuer understands that its stock option plan is not of a compensatory nature. Notwithstanding the aforementioned, and for information purposes only, the provisions of the Issuer’s stock options plan are included in this item 13.4.

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Stock Option Plan of the Issuer (“Plan”) covers the whole Itaú Unibanco conglomerate, including its controlled companies, and it is frequently reviewed for improvement and adjusted to the legal innovations and to the Issuer's situation.

In accordance with the Plan’s provisions, the Issuer may grant stock options to its officers and members of the Board of Directors, and to the management members of the controlled companies (“management members”) or to eligible employees and employees of controlled companies (“employees”) (“management members” and “employees”, collectively, named as “beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco conglomerates had programs for share-based compensation before the merger on November 3, 2008. However, taking into consideration it is no longer possible to provide grants under the Unibanco’s Stock Option Plan (Unibanco’s Plan), all information related to 13.4 refers only to the provisions of the current Plan. It should be noted that, in relation to the options granted under Unibanco’s Plan, the provisions set out therein are applicable. On the other hand, at the Annual Shareholders’ Meeting held on April 24, 2009, the assumption of rights and obligations existing under the Unibanco´s Plan by the Issuer was approved, and the Issuer continues to monitor the options granted under the Unibanco´s Plan.

The Plan is available on the websites of CVM and the Issuer (www.itau-unibanco.com/ir).

b)     Main objectives of the plan

The plan has the primary purpose of aligning the interests of management members with those of the Issuer's shareholders, as the same risks and earnings provided by the appreciation of its shares are shared.

c)     How the plan contributes to these objectives

The Beneficiaries receive grants of stock options so that they can feel stimulated to contribute to the Issuer's good share performance, since they actively participate in the results of this appreciation. Therefore, the institution achieves the goal provided for in item “b” thereof, linking the management members and key employees to the organization's long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

250

d)     How the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles sought by the Issuer, taking into consideration that (i) the Beneficiaries receive a significant amount of stock options, which link them to the Issuer’s long-term projects and results; (ii) this is an instrument for encouraging individual development and commitment; and (iii) this allows the retention of Beneficiaries (the benefit from the exercise of options is received in the long term).

e)     How the plan is aligned with short-, medium- and long-term interests of management members and the Issuer

The Plan is in line with the interests of the Issuer and of its Beneficiaries, since it enables Beneficiaries to become shareholders of the Issuer under the terms and conditions established in the Plan and encourages the Beneficiaries to act as “owners” of the business, thus having their interests in line with those of shareholders. Additionally, the Plan encourages the retention of the company’s top executives and employees.

f)     Maximum number of shares

The sum of shares to be used for compensation purposes, under the Resolution on Compensation, and of the options to be granted, is subject to limits established by the Plan (see subitem “g” of this item). In addition, the shares purchased by Beneficiaries through the exercise of the options may be subject to restrictions related to their sale (holding period).

g)     Maximum number of options to be granted

The Personnel Committee will be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series, establishing specific characteristics for each series.

However, the total shares to be used for compensation, under the Resolution on Compensation, and of the options to be granted every year, shall not exceed the limit of zero point five percent (0.5%) of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet and, in the event that in a given year the number of shares delivered and options granted is below the limit of zero point five percent (0.5%) of total shares, the difference may be added for compensation or options granting purposes in any of the seven (7) subsequent years.

h)     Conditions for the purchase of shares

The shares are purchased under the Plan, within the exercise period, provided that the vesting period is elapsed (see subitem “j” below), upon the payment of the strike price (see subitem “i” below). In addition, options are automatically cancelled in certain situations, such as termination of relationship (statutory or employment) between the Beneficiary and the Issuer and its controlled companies, before the vesting period (see subitem “n” below).

i)     Criteria for setting purchase or exercise price

The strike price will be set by the Personnel Committee when the option is granted and it may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA S.A., - in the three (3) last months of the year prior to the grant date, and an upward or downward adjustment of up to 20% is permitted. The prices established shall be adjusted up to the last day of the month prior to the option exercise based on the inflation index “IGP-M”, or in its absence, on the index stipulated by the Personnel Committee, and they shall be paid in a term that is equal to that in effect for the settlement of the transactions at BM&FBOVESPA.

In the case of partner’s options: for those Beneficiaries who had, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options whose strike price is paid through the performance of an affirmative covenant, supported by the beneficiary’s obligation to invest in the Issuer’s shares, part or the totality of the net profit sharing received in relation to the previous year, and keep the ownership of these shares unchanged and without any type of liens from the date the option is granted to the date the options is exercised.

The shares purchased by the Beneficiaries to comply with affirmative covenants related to the partners’ options may be acquired from the Issuer’s Treasury, which may opt to deliver the shares as ADRs, representing one preferred share of the Issuer traded at the NYSE. For the delivery of such shares, the Committee shall establish the purchase price, which shall be equal to the average quotation of the Issuer’s shares at BM&FBOVESPA in the thirty (30) days prior to the establishment of such price.

251

The shares delivered to the management members related to compensation, under the Resolution on Compensation, will be transferred directly from treasury. For this calculation, the value of the shares used for compensation will be calculated based on the average price of the preferred shares at the trading sessions of BM&FBOVESPA, in the last three (3) months of the year to which the compensation refers.

j)     Criteria for setting the exercise period

The options can only be exercised after the vesting period and other than the black-out periods established by the Personnel Committee. The vesting period of each series shall be determined by the Committee upon issue, and may vary between one (1) year and seven (7) years from the issuance date.

k)     Type of option settlement

There are two (2) types of option settlement of strike price:

In the case of simple options: when exercising an option, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In the case of partner’s options: confirmation of the performance of the affirmative covenants mentioned in subitem “e” of this item.

l)     Restriction on the transfer of shares

The availability of the shares the Beneficiaries have subscribed upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Committee. Therefore, the percentage of the shares that shall remain unavailable, as well as the period of such unavailability may be determined by the Committee in view of the type of program applicable to each Beneficiary.

m)     Criteria and events that, when verified, will cause the suspension, change or termination of the plan

The Committee may suspend the exercise of the options under justifiable circumstances, such as organization of subscription works, large market fluctuations or legal and regulatory restrictions. In addition, the Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and after approval at the Shareholders’ Meeting.

n)     Effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the options of management members of the Issuer and/or of the companies controlled by it who resign or are dismissed from their offices shall have their options automatically terminated. However, such automatic termination shall not occur in the case the management member leaves because they are not reelected owing to the fact that they reached the age limit for performing the job or the employee resigns after turning fifty years (55) years of age. In addition, in the case the employee leaves concurrently to their election to a management position in the Issuer or in its controlled companies, or if the management member takes another statutory office in the Issuer or in its controlled companies, the option will not be automatically terminated either.

In addition to the cases mentioned above, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

In the case of the member’s death after their leave and if that the effective member dismissed had kept their right to exercise the options, their successors may exercise them until the end of the remaining effective period of the effective member’s options.

252

13.5 State the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board of Officers, or Fiscal Council, grouped per body at the end of the previous year

		Board of Directors (*)			Board of Officers			Fiscal Council
		Shares			Shares			Shares
Company		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,491,400	4,630,900	9,122,300	9,420,200	10,075,460	19,495,660	33,500	845,200	878.700

Controlling Company	Companhia E.Johnston de Participações	800	1,600	2,400	-	-	-	-	-	-
	Companhia ESA	236,588,135	-	236,588,135	112,857,674	-	112,857,674	-	-	-
	Itaúsa - Investimentos Itaú S.A.	236,593,135	140,040,182	376,633,317	112,857,674	32,527,483	145,385,157	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	3	-	3	1	-	1	-	-	-

(*) except for those already considered in the Board of Officers

Note: The shares are held directly.

253

13.6.    With respect to the stock-based compensation to the board of directors and statutory board of officers recognized in the income or loss for the past three years and to that determined for the current year, prepare a table containing:

2009
a	body	Board of Directors
b	number of members (average)	8
year of the option granting		2003		2005		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date	09/02/03		02/01/05		03/21/2007		05/14/2008		08/10/09
	ii number of options granted		113,851		506,008		227,703		75,901		874,167
	iii term for the options to be exercised	1/3 per year		1/3 per year		1/3 per year		1/3 per year		04/01/12
	iv maximum term for the exercise of the options	12 months		12 months		12 months		12 months		12/31/2014
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		N/A
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	7.77	R$	14.83	R$	31.32	R$	38.92	R$	27.27	(1)
	. lost during the year		-		-		-		-		-
	. exercised during the year	R$	7.77	R$	15.12		-		-		-
	. expired during the year		-	R$	14.90		-		-		-
d	fair value of the options on the grant date	R$	3.89	R$	6.37	R$	6.86	R$	7.23	R$	11.35
e	potential dilution in the case of exercise of all options granted		0.002%		0.011%		0.005%		0.002%		0.019%

(1) Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

a	body	Statutory Board of Officers
b	number of members (average)	18
year of the option granting		2004				2005				2006				2007				2008						2009
c	with respect to each granting of stock options:

	i grant date	02/16/04		04/12/04		02/01/05		02/21/05		02/21/2006		07/04/06		02/14/07		09/03/07		02/11/08		03/03/08		09/03/08		03/03/09		03/06/09
	ii number of options granted		3,843,124		506,008		297,279		3,511,750		4,182,750		158,127		3,803,525		149,697		3,660,799		181,993		96,797		6,200,040		338,949
	iii term for the options to be exercised	01/01/2009		1/3 per year after 3 years		1/3 per year after 3 years		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years		01/01/13		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/2014		50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	12/31/11		12 months		12 months		12/31/12		12/31/13		12 months		12/31/14		-		12/31/15		-		-		12/31/16		-
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		without restriction		2 years for 50%		without restriction
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	11.52	R$	10.99	R$	14.83	R$	16.47	R$	24.51	R$	24.82	R$	31.21		(1)	R$	35.98		(1)		(1)	R$	23.45		(1)
	. lost during the year
	. exercised during the year	R$	12.71	R$	10.99	R$	15.15	R$	16.23	R$	24.11		-	R$	30.61		-	R$	28.93		-		-		-		-
	. expired during the year		-	R$	10.99	R$	15.24		-		-		-		-		-		-		-		-		-		-
d	fair value of the options on the grant date	R$	4.20	R$	6.79	R$	7.09	R$	6.20	R$	10.27	R$	7.28	R$	8.70	R$	22.22	R$	5.69	R$	21.94	R$	22.43	R$	4.25	R$	21.84
e	potential dilution in the case of exercise of all options granted		0.095%				0.083%				0.095%				0.086%		0.086%								0.143%

Note:

1.	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.

4.	As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Executive Board. As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or Directors that in the last year took part of the Board of Officers.

5.	The number of members of each body (item "b") corresponds to the number of management members to whom the stock-based compensation recognized in the income or loss of the Issuer was assigned, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

254

2010
a	body	Board of Directors
b	number of members (average)	8
year of the option granting		2005		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date		02/01/05		03/21/2007		01/05/08		08/10/09
	ii number of options granted		105,417		227,703		75,901		874,167
	iii term for the options to be exercised		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		04/01/12
	iv maximum term for the exercise of the options		12 months		12 months		12 months		12/31/2014
	v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		N/A.
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	15.31	R$	32.32	R$	40.17	R$	27.43
	. lost during the year		-		-		-		-
	. exercised during the year	R$	15.96		-		-		-
	. expired during the year	R$	15.89		-		-		-
d	fair value of the options on the grant date	R$	11.04	R$	12.27	R$	18.06	R$	11.35
e	potential dilution in the case of exercise of all options granted		0.002%		0.005%		0.002%		0.019%

a	body	Statutory Board of Officers
b	number of members (average)	19
	year of the option granting	2004		2005				2006				2007					2008							2009					2010
c	with respect to each granting of stock options:
	i grant date	02/16/2004		02/01/05		02/21/2005		02/21/2006		07/04/06		02/14/2007		09/03/07			02/11/08		03/03/08			09/03/08		03/03/09		03/06/09			04/17/2010			08/17/2010			08/30/2010			09/30/2010
	ii number of options granted	631,812		48,489		2,979,625		3,517,250		158,127		3,822,500		24,743			3,699,847		44,468			8,252		6,291,340		205,368			2,130,176			103,841			235,784			888,608
	iii term for the options to be exercised	01/01/09		1/3 per year after 3 years		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years			01/01/13		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years		01/01/14		50% after 3 years and 50% after 5 years			01/01/15			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	12/31/2011		12 months		12/31/2012		12/31/2013		12 months		12/31/2014		-			12/31/2015		-			-		12/31/2016		-			12/31/2017			09/30/2015			09/30/2015			10/31/2015
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction			2 years for 50%		without restriction			without restriction		2 years for 50%		without restriction			2 years for 50%			50%: 08/17/15 and 50%: 08/17/18			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	11.52	R$	15.31	R$	16.21	R$	24.12	R$	25.62	R$	30.72			(1)	R$	35.41			(1)		(1)	R$	23.16			(1)	R$	37.52	(2)			(1)			(1)			(1)
	. lost during the year									-		R$	33.39				R$	38.49			(1)		(1)	R$	25.17			(1)	R$	40.38
	. exercised during the year	R$	12.26	R$	15.69	R$	16.50	-		26.73		R$	31.19			(1)	-		-			-		R$	24.92	-			-			-			-			-
	. expired during the year	-		R$	15.89	-		-		26.69		-				(1)	-		-			-		-		-			-			-			-			-
d	fair value of the options on the grant date	R$	4.20	R$	11.04	R$	6.20	R$	10.27	R$	12.42	R$	8.70	R$	32.35		R$	5.69	R$	29.31		R$ 25.73		R$	4.25	R$	17.31		R$	12.22		R$	33.67		R$	32.48		R$	35.73
e	potential dilution in the case of exercise of all options granted	0.014%		0.066%				0.080%				0.084%					0.082%							0.142%					0.073%

Note:

1. Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

 2. Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

255

2011
a	body	Board of Directors
b	number of members (average)	7
year of the option granting		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date	03/21/07		05/14/08		08/10/09
	ii number of options granted	227,703		75,901		874,167
	iii term for the options to be exercised	1/3 per year after 3 years		1/3 per year after 3 years		01/04/12
	iv maximum term for the exercise of the options	12 months		12 months		12/31/2014
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		N/A.
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	34.60	R$	42.99	R$	30.45
	. lost during the year	35.34		-		-
	. exercised during the year	-		-		-
	. expired during the year	35.34		-		-
d	fair value of the options on the grant date	12.27		18.06		11.35
e	potential dilution in the case of exercise of all options granted	0.005%		0.002%		0.019%

a	body	Statutory Board of Officers
b	number of members (average)	18
	year of the option granting	2004		2005		2006				2007			2008			2009			2010					2011
c	with respect to each granting of stock options:
	i grant date	02/16/2004		02/21/2005		02/21/2006		07/04/06		02/14/2007		09/03/07	02/11/08		03/03/08	03/03/09		03/06/09	04/17/2010		08/17/2010	08/30/2010	09/30/2010	04/19/2011	02/28/2011	08/19/2011
	ii number of options granted	186,312		1,080,375		2,637,250		105,417		2,392,500		7,561	2,997,085		36,541	4,595,580		188,226	1,891,944		74,471	235,784	705,396	2,821,538	524,333	474,177
	iii term for the options to be exercised	01/01/09		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years	01/01/13		50% after 3 years and 50% after 5 years	01/01/14		50% after 3 years and 50% after 5 years	01/01/15		50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	01/01/16	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	12/31/2011		12/31/2012		12/31/2013		12 months		12/31/2014		-	12/31/2015		-	12/31/2016		-	12/31/2017		09/30/2015	09/30/2015	10/31/2015	12/31/2018	01/03/16	01/09/16
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction	2 years for 50%		without restriction	2 years for 50%		without restriction	2 years for 50%		50%: 08/17/15 and 50%: 08/17/18	50%: 08/17/15 and 50%:08/ 17/18	50%: 09/30/15 and 50%: 09/30/18	2 years for 50%	50%: 02/28/16 and 50%: 02/28/19	50%: 08/19/16 and 50%: 08/19/19
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	12.79	R$	18.00	R$	26.78	R$	27.42	R$	34.10	(1)	R$	39.32	(1)	R$	25.71	(1)	R$	41.77	(1)	(1)	(1)	40,80 (2)	(1)	(1)
	. lost during the year							-		-			40.46		-	-		-	-		-	-	-	-	-
	. exercised during the year	12.83		18.35		27.39		28.45		-		-	-		-	-		-	-		-	-	-	-	-	-
	. expired during the year	13.46		-		-		28.49		-		-	-		-	-		-	-		-	-	-	-	-	-
d	fair value of the options on the grant date	4.2		6.2		10.27		12.86		8.7		31.68	5.69		32.83	4.25		17.31	12.22		33.67	32.48	35.73	11.02	32.84	23.69
e	potential dilution in the case of exercise of all options granted	0.004%		0.024%		0.060%				0.053%			0.066%			0.105%			0.064%					0.084%

Note:

1. (1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

With respect to the stock-based compensation determined for 2012, see further clarification in item 13.2.

256

13.7.   With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing:

a	body	Board of Directors
b	number of members	7
option granting year		2007		2008		2009
c	with respect to the options that cannot yet be exercised
	i number	75,901		50,600		874,167
	ii date on which they can be exercised	03/21/12		50%: 05/14/12 e 50%: 05/14/13		04/01/12
	iii maximum term for the exercise of the options	12 months		12 months		12/31/14
	iv term of restriction for the transfer of shares	2 years 50%		2 years 50%		None
	v weighed average exercise price	R$	36.85	R$	45.79	R$	32.05
	vi fair value of the options on the last day of the year	R$	13.21	R$	18.69	R$	11.35
d	with respect to the options that can be exercised
	i number	75,901		25,301
	ii maximum term for the exercise of the options	03/20/2012		05/13/2012		-
	iii term of restriction for the transfer of shares	2 years 50%		2 years 50%		-
	iv weighed average exercise price	R$	36.85	R$	45.79	-
	v fair value of the options on the last day of the year	R$	12.35	R$	16.79	-
	vi fair value of total options on the last day of the year	R$	937,229	R$	424,929	-

Continuação

a	body	Statutory Board of Officers
b	number of members	18
option granting year		2006				2007				2008				2009				2010						2011
c	with respect to the options that cannot yet be exercised
	i number					2,392,500		7,561		2,415,323		18,270		4,595,580		188,226		1,891,944		310,255		705,396		524,333		2,821,538		474,177
	ii date on which they can be exercised					01/01/12		09/03/12		01/01/2013		03/03/2013		01/01/14		50%: 03/06/12 e 50%: 03/06/14		01/01/15		50%: 08/17/13 e 50%: 07/17/15		50%: 09/30/13 e 50%: 09/30/15		50%: 02/28/14 e 50%: 02/28/16		01/01/16		50%: 08/19/14 e 50%: 08/19/16
	iii maximum term for the exercise of the options					12/31/2014		-		12/31/2015		-		12/31/2016		-		12/31/2017		09/30/2015		10/31/2015		03/31/2016		12/31/2018		09/30/2016
	iv term of restriction for the transfer of shares					2 years 50%		without restriction		2 years 50%		without restriction		2 years 50%		without restriction		2 years 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		50%: 28/02/16 and 50%: 02/28/19		2 years 50%		50%: 08/19/16 and 50%: 08/19/19
	v weighed average exercise price					R$	35.89	(1)		R$	41.37	(1)		R$	27.06	(1)		R$	43.95	(1)		(1)		(1)		R$	42.93	(1)
	vi fair value of the options on the last day of the year					R$	8.70	R$	31.68	R$	5.69	R$	31.90	R$	4.25	R$	17.31	R$	12.22	R$	32.76	R$	35.73	R$	32.84	R$	11.02	R$	23.69
d	with respect to the options that can be exercised
	i number	2,546,500		52,710
	ii maximum term for the exercise of the options	12/31/13		03/07/11
	iii term of restriction for the transfer of shares	2 years 50%		2 years 50%
	iv weighed average exercise price	R$	18.94	R$	29.21
	v fair value of the options on the last day of the year	R$	6.20	R$	13.22
	vi fair value of total options on the last day of the year	R$	15,780,406	R$	696,667

Note:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or board members that in the last year took part of the Board of Officers.

4.	The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

257

13.8. With respect to the options exercised and the shares delivered relating to the share-based compensation to the board of directors and statutory board of officers, for the past three years, prepare a table containing:

2009
a	body	Board of Directors				Statutory Board of Officers
b	number of members	2				9
	year of the option granting	2003		2005		2002		2003		2004		2005		2006		2007	2008	2009
c	with respect to the options exercised, please inform:
	i number of shares		37,950		231,920		1,485,000		2,158,500		3,104,544		735,665		687,500	43,640	102,929	133,581
	ii weighed average strike price	R$	7.77	R$	15.12	R$	11.36	R$	7.66	R$	11.53	R$	11.52	R$	24.15	(1)	(1)	(1)
	iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	838,316
d	with respect to the shares delivered, please inform:
	i number of shares		N/A		N/A		N/A		N/A		N/A		N/A		N/A	N/A	N/A	N/A
	ii weighted average purchase price		N/A		N/A		N/A		N/A		N/A		N/A		N/A	N/A	N/A	N/A
	iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A		N/A	N/A	N/A	N/A

Notes:

1.	Grant of stock options from the Unibanco’s Plan, whose strike price is an affirmative covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco shares etc.).

3.	As provided for in subitem 13.4, the members of the Board of Directors of the Issuer became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the table above and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4.	The number of members of each body (item “b”) corresponds to the number of management members with options exercised at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

2010
a	body	Board of Directors		Statutory Board of Officers
b	number of members	1		9
	year of the option granting	2005		2004		2005		2006		2007		2009
c	with respect to the options exercised, please inform:
	i number of shares		105,417		152,000		1,397,739		52,710		631,122		694,980
	ii weighed average strike price	R$	15.96	R$	12.26	R$	16.47	R$	26.73	R$	30.63	R$	24.92
	iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	2,038,449	R$	4,018,880	R$	30,662,922	R$	304,189	R$	4,996,859	R$	11,036,282
d	with respect to the shares delivered, please inform:
	i number of shares		N/A		N/A		N/A		N/A		N/A		N/A
	ii weighted average purchase price		N/A		N/A		N/A		N/A		N/A		N/A
	iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A

2011
a	body	Statutory Board of Officers
b	number of members	6
	year of the option granting	2,004		2,005		2,006		2,008
c	with respect to the options exercised, please inform:
	i number of shares	R$	186,312	R$	1,080,375	R$	143,460	R$	18,271
	ii weighed average strike price		13		18		27		(1)
	iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	4,884,722	R$	16,917,323	R$	1,677,426	R$	680,047
d	with respect to the shares delivered, please inform:
	i number of shares		N/A		N/A		N/A		N/A
	ii weighted average purchase price		N/A		N/A		N/A		N/A
	iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A

Note:

1.	Grant of stock options from the Unibanco’s Plan, whose strike price is an affirmative covenant, according to the concept explained in subitem 13.4, “i”.

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option price, indicating, at least:

a) pricing model

Itaú Unibanco Holding uses the Binomial model for simple options and the Black-Scholes model for the partners’ options:

258

•	Binomial pricing model: assumes that there are two possible trajectories for the performance of asset prices – one upward and another downward. Then a tree with price trajectories is developed in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•	Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with constant interest rate and volatility through the maturity of the transaction. That is, the probabilistic distribution of prices of the underlying asset on a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan considers, for pricing purposes, the price assumptions for the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and expected term of the option.

The Black & Scholes pricing model used in the partners’ option plan considers the price assumptions for the underlying assets, dividend return rate, vesting period and expected term of the option.

The assumptions used are described below:

•	Price of the underlying asset: the share price of the Itaú Unibanco Holding’s preferred shares (ITUB4) used in calculation is the closing price at BM&FBOVESPA on the base date of the calculation;

•	Exercise price: as the strike price of the option, the strike price previously determined upon the issuance of the option is adopted, adjusted based on the IGP-M or IPCA variation, according to the series;

•	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted based on the IGP-M variation;

•	Dividend rate: is the average annual return rate in the past three (3) years of Paid Dividends, plus Interest on Capital of the ITUB4 share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, on the date of termination of the option plan;

•	Term of the option: the term of the option is set at the time of its issuance; and

•	Vesting period of the option: the vesting period of the option is set at the time of its issuance.

The economic assumptions used are:

				Price of			Risk-
				the			Free
Grant		Vesting	Strike limit	Underlying		Expected	Interest	Expected
Number	Date	period	date	Asset	Fair Value	Dividends	Rate	Volatility

Simples stock options
37ª	04/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Partners’ stock options (*)
12ª	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12ª	02/28/2011	02/28/2016	-	37.00	31.83	2.97%	-	-
13ª	08/19/2011	08/19/2014	-	26.65	24.39	2.97%	-	-
13ª	08/19/2011	08/19/2016	-	26.65	22.98	2.97%	-	-
14ª	11/04/2011	08/18/2014	-	32.62	30.04	2.97%	-	-
14ª	11/04/2011	08/18/2016	-	32.62	28.30	2.97%	-	-

(*) The fair value of the partners’ options is measured based on the fair value of Itaú Unibanco Holding shares on the date of the grants.

259

c) method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one (1) to seven (7) years, from the time the option is issued to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted based on the IGP-M variation, according to the series.

e) if any other characteristic of the options was included in its fair value measurement

The historical series is adjusted by splits, bonuses and reverse splits.

13.10. With respect to the pension plans in effect granted to the members of the board of directors and statutory board of officers, please supply the following information in a table format:

a	body	Board of Directors				Statutory Board of Officers
b	number of members	1		1		9		3
c	plan’s name	ITAUBANCO CD (2)		Futuro Inteligente		ITAUBANCO CD (2)		Futuro Inteligente
d	number of management members that have the
	conditions necessary for retirement		-		1		5		0
e	conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age
f	restated amounts of contributions accumulated
	in the pension plan by the end of the last year,
	less the portion related to contributions made
	directly by management members	R$	893,962	R$	800,289	R$	18,472,476	R$	1,144,128

g	total accumulated amount of the contributions
	made in the previous year, less the portion
	related to contributions made directly by
	management members	R$	36,277	R$	88,688	R$	536,912	R$	275,262

h	whether there is the possibility of early
	redemption and what the conditions are		No		No		No		No

Notes:

1.	The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2.	Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the board of directors, statutory board of officers, and fiscal council:

On March 2, 2010, the Brazilian Institute of Financial Executives – IBEF Rio de Janeiro filed, on behalf of the executives affiliated thereto, a civil action requesting an injunction, in which the legality of this item is being challenged. The reason for this is that said disclosure caused great discomfort to the executives, who understand that the requested disclosure would violate their individual rights and guarantees. The petition for injunction filed by IBEF was granted.

The 8th Specialized Panel of the Federal Regional Court (TRF) of the 2nd Region granted the interlocutory appeal filed by CVM against the decision that granted the injunction. Motions for clarification of decision that upheld the bill of review were filed; these motions were acknowledged, but eventually dismissed.

As the matter was pre questioned, a special appeal for suspension of the effects of the judgment enacted by the TRF of the 2nd Region was filed, but this special appeal was dismissed. A petition for injunction was then filed with the Superior Court of Justice (“STJ”) for the same purpose, which was granted by said Court.

As the judgment of the special appeal is pending, the Issuer reaffirms its respect for the executives’ right to access the judiciary branch, mainly regarding such a sensitive matter for them. The submission of the information requested in item 13.11 of the Reference Form would represent the immediate extinction of the executive’s practical interest, thus consolidating the loss mentioned in the action, whose subject matter has not yet been discussed.

260

In view of the concept that the appeal filed by IBEF has a suspensive effect and that the provision of the information requested in item 13.11 would represent a curtailment of the executives’ right to access justice, the Issuer will wait until the aforementioned disclosure is enforceable.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the board of directors, statutory board of officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2009
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	58%	34%	0%

2010
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	59%	41%	0%

2011
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	66%	49%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the board of directors, statutory board of officers or fiscal council, grouped by body, for any other reason other than the position they hold, such as commissions and consulting or advisory services provided

None.

13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Statutory Board of Officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people

2009				R$
Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Compensation provided by subsidiaries	1,237,442	121,822,024	-	123,059,465
a fixed compensation (including benefits)	472,838	13,372,688	-	13,845,526
b variable compensation	-	76,423,685	-	76,423,685
c benefits arising from the termination of mandate	-	559,670	-	559,670
d stock-based compensation	764,603	31,465,981	-	32,230,584

261

 Note:

1.	The main controlled companies that supported the compensation were Itaú Unibanco SA, Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. All of them are companies whose shares are 100% held by the Issuer.

2.	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, under case law existing in Brazil, the Issuer believes that this grant is not of a compensatory nature.

2010				R$
Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Compensation provided by subsidiaries	-	115,325,991	-	115,325,991
a fixed compensation (including benefits)	-	11,827,854	-	11,827,854
b variable compensation	-	77,237,537	-	77,237,537
c benefits arising from the termination of mandate	-	1,602,660	-	1,602,660
d stock-based compensation	-	24,657,940	-	24,657,940

Note:

1.	The main controlled companies that supported the compensation were Itaú Unibanco SA and Banco Itaú BBA S.A. All of them are companies whose shares are 100% held by the Issuer.

2.	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, under case law existing in Brazil, the Issuer believes that this grant is not of a compensatory nature.

2011				R$
Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Compensation provided by subsidiaries	-	102,556,262	-	102,556,262
a fixed compensation (including benefits)	-	9,941,550	-	9,941,550
b variable compensation	-	62,595,728	-	62,595,728
c benefits arising from the termination of mandate	-	-	-	-
d stock-based compensation	-	30,018,983	-	30,018,983

Note:

1.	The main controlled companies that supported the compensation were Itaú Unibanco SA and Banco Itaú BBA S.A. All of them are companies whose shares are 100% held by the Issuer.

2.	The value of stock option plan, mentioned in item "d" corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, under case law existing in Brazil, the Issuer believes that this grant is not of a compensatory nature.

13.16. Supply other information that the Issuer may deem relevant

The Issuer holds significant interest in other publicly-held companies. The information on possible stock-based compensation plans established by such companies can be found in their respective reference forms.

In addition, as disclosed in our financial statements published on February 7, 2012, the fees assigned to the key management personnel in the fiscal year 2011 were composed as follows:

262

Compensation of the Key Management Personnel

R$ thousand
	12/31/2011	12/31/2010
Compensation	270,993	294,207
Board of Directors	4,798	3,399
Management members	266,195	290,808
Profit Sharing	191,923	261,282
Board of Directors	1,000	2,500
Management members	190,923	258,782
Contributions to Retirement Plans	5,018	8,092
Board of Directors	163	589
Management members	4,855	7,503
Stock Option Plan - Management	149,629	128,239
Total	617,563	691,820

Note:

1.	The Stock Option Plan corresponds to the value of options to purchase shares granted to executives. It is noteworthy that, under case law existing in Brazil, the Issuer believes that this grant is not of a compensatory nature.

2.	It should be emphasized that, in compliance with CMN Resolution No.3,750, in which the CPC 05 – Disclosure on Related Parties is adopted and which was approved by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - “CPC”) on October 30, 2008, key management personnel are the persons who have the authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of such entity. The amount disclosed in our financial statements refers to the compensation of officers and directors of the Issuer, its subsidiaries and affiliates.

263

ITEM 14 – HUMAN RESOURCES

14.1. Describe the Issuer’s human resources, supplying the following information:

a) The number of employees (total, by groups based on the activity performed and by geographic location).

General

The following table shows the number of employees as of December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
Employees (consolidated)	104,542	108,040	101,640
Brazil	98,258	102,316	96,240
Abroad	6,284	5,724	5,400
Argentina	1,566	1,514	1,376
Chile	2,334	2,043	2,012
Uruguay	1,099	1,071	983
Paraguay	650	517	461
Europe	213	212	345
Other	422	367	223

The following table shows the number of employees per business unit as of December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
Commercial Bank	95,534	93,430	89,360
Itaú BBA	3,024	2,387	2,310
Consumer Credit	5,941	12,133	9,888
Activities with the market + Treasury	43	90	82
Total	104,542	108,040	101,640

The number of employees decreased by 3.2% from December 31, 2010 to December 31, 2011.

Our employees are bound to one of the 203 unions in Brazil, consisting of labor unions in the banking industry in the various places in which we operate.

b) Number of outsourced employees (total, by groups based on the activity performed and by geographical location)

	December 31,
Category	2011	2010	2009
Safety	14,024	14,670	7,412
Cleaning	3,869	4,105	3,818
Maintenance	1,759	1,755	2,589
Information Technology (IT)	3,120	2,462	2,358
Mailing room	1,849	1,849	1,861
Temporary labor	1,400	1,376	1,413
Legal advisors	399	399	408
Services	2,440	2,619	N/D
Other	2,849	2,391	2,074
Total Itaú Unibanco	31,709	31,626	21,933

	December 31,
	2011	2010	2009
South	3,171	4,009	2,525
Southeast	24,606	24,025	16,148
Mid-west	1,204	1,146	973
Northeast	2,354	2,081	2,006
North	374	365	281
Total	31,709	31,626	21,933

264

c) Turnover rate

	Turnover
Year	Involuntary	Voluntary	Other	Total
2009	4.59%	1.94%	0.07%	6.59%
2010	4.46%	2.55%	0.05%	7.06%
2011	8.74%	2.95%	0.07%	11.75%

Code of Company	Name of Company
00	ITAU UNIBANCO
10	HIPERCARD
13	UNIBANCO ASS
20	BANCO ITAU HOLD
45	BANCO FIAT S.A.
75	BANCO ITAUCARD
86	UNIBANCO CONS

 d) Issuer’s exposure to labor liabilities and contingencies

For 2011, the Issuer and its subsidiaries were not exposed to labor liabilities and contingencies that were significant in terms of the matters or amounts involved. The labor claims portfolio of subsidiaries during the period included claims filed both by employees/former employees, and outsourced service providers. Among the main demands in the labor claims filed by employees/former employees of Itaú Unibanco Conglomerate are those related to overtime (mainly due to differentiated banking working hours) and salary equalization. Regarding the labor contingencies filed by outsourced service providers, the prevailing demands were related to subsidiary liability of a company belonging to Itaú Unibanco Conglomerate that is the user of the outsourced services.

14.2. Comment on any relevant changes having occurred with respect to the figures disclosed in item 14.1 above.

None.

14.3. Describe the Issuer’s employee compensation policies, explaining:

a) Salary and variable compensation policy

In relation to the policy on fixed and variable compensation, the Issuer and its controlled companies have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums on this subject.

The fixed compensation seeks to acknowledge the complexity and maturity of the employee in relation to their scope/duty. Employees have their fixed compensation changed according to the policy on promotion and merit, which takes into consideration seniority of the employee and their performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the achieved result and its short, medium and long-term sustainability.

In addition, employees have wage adjustments and guaranteed profit sharing, established in Collective Bargaining Agreements, signed between the unions of each category of employee at the respective base date.

265

b) Benefit policy

The Issuer and its controlled companies provide several benefits established in the Collective Bargaining Agreements with the unions of the many categories of employees, the conditions of which are defined in these documents (allowances for meals, nursery/nanny care for children and transportation, etc.). Besides these benefits, there are additional and differentiated benefits, such as: (i) medical and dental care plan, (ii) private pension plan, (iii) group life insurance, (iv) psychosocial service, and (v) differentiated treatment in the use of banking products and services.

Moreover, other benefits are given to the employees of the Issuer and its controlled companies through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro di Perna.

c) Characteristics of share-based payment to non-management employees, identifying:

It is important to highlight the fact that, based on the case law in place in Brazil, the Issuer understands that its stock option plan does not have a compensation nature. Without restriction to and for merely illustrative purposes, the provisions on the Issuer’s Stock Option Plan (“Plan”) were included in subitem 13.4, as well as in this item 14.3. “c”.

I - Groups of beneficiaries

In extraordinary cases, options granted under the Issuer’s Stock Option Plan described in subitem 13.4 may be allocated to eligible employees of the Issuer or its controlled companies, as described in item 13.4 “a”.

II - Exercise conditions

The non-management employee must be highly qualified or with great potential or performance of the Issuer and/or controlled companies.

III - Exercise prices

See sub-item “i” of item 13.4.

IV - Exercise terms

See sub-item “j” of item 13.4.

V - Number of shares committed by the plan

See sub-item “f” of item 13.4.

14.4. Describe the relations between the Issuer and unions

The relationship of Itaú Unibanco with the unions that represent its employees is developed in a structured and transparent way, which guarantees the unions freedom of movement, protects the right to belong to an union, and gives priority to collective bargaining in matters of common interest.

Itaú Unibanco guarantees that union member employees shall not suffer discrimination on the grounds of their union affiliation or due to their taking part in union activities outside of working hours or in this period, provided that this is previously authorized by the employer.

Itaú Unibanco provides the unions with the option to run union affiliation campaigns in all of its units, as well as respecting and recognizing the prerogatives of employees elected to management positions in the unions that represent them by treating them similarly, irrespective of their political affiliation or membership of any union federation.

All of Itaú Unibanco’s employees are supported by Collective Bargaining Agreements that ensure additional rights supplementary to those provided for in the Brazilian labor legislation in force and are applied by the company as a minimum level of rights.

The respect for those principles reinforces Itaú Unibanco’s commitment to always search for a balance in the relationship and find solution to conflicts involving the interests of their employees and the unions representing them, without losing the focus on the bottom line of the business and the value added to the shareholders.

266

ITEM 15 – CONTROLLING SHAREHOLDERS

15.1 - Identify the controlling shareholders or group of shareholders

15.2 – Identify the shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal to or higher than 5% in the same class or type of shares

Base Date 04/30/2012

Itaú Unibanco Holding S.A.	Common shares	%	Preferred shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A.	1,167,536,100	51.000000	-	-	1,167,536,100	25.542604
Nacionality: Brazilian
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A.	885,142,900	38.664577	77,100	0.003379	885,220,000	19.366274
Nacionality: Brazilian
CNPJ 61.532.644/0001-15
BlackRock, INC	-	-	159,335,700	6.983355	159,335,700	3.485844
Nacionality: American
Treasury shares	2,100	0.000093	57,293,971	2.511077	57,296,071	1.253487

Other	236,605,300	10.335330	2,064,942,929	90.502189	2,301,548,229	50.351791

Total	2,289,286,400	100.000000	2,281,649,700	100.000000	4,570,936,100	100.000000

IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú SA.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nacionality: Brazilian
CNPJ 61.532.644/0001-15
Companhia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nacionality: Brazilian
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

267

Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nacionality: Brazilian
CPF 002.938.068-53
João Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nacionality: Brazilian
CPF 667.197.397-00
Pedro Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nacionality: Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior	400	25.000000	800	25.000000	1,200	25.000000
Nacionality: Brazilian
CPF 406.935.467-00
Total	1,600	100.000000	3,200	100.000000	4,800	100.000000

Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA	56,498,822	3.027334	9,583	0.000321	56,508,405	1.165732
Nacionality: Brazilian
CNPJ 52.117.397/0001-08
Fundação Itaú Social	210,660,574	11.287668	4,252,642	0.142650	214,913,216	4.433522
Nacionality: Brazilian
CNPJ 59.573.030/0001-30
Fundação Petrobras de Seguridade Social - PETROS	257,562,973	13.800805	4,812,594	0.161433	262,375,567	5.412640
Nacionality: Brazilian
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.000001	-	-	6	0.000001
Nacionality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	144,320,779	7.733033	93,937,182	3.151017	238,257,961	4.915110
Nacionality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	221,018,353	11.842661	130,274,104	4.369898	351,292,457	7.246939
Nacionality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	221,018,353	11.842661	130,306,989	4.371001	351,325,342	7.247618
Nacionality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	39,228,594	2.101956	23,768,376	0.797283	62,996,970	1.299587
Nacionality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	38,228,596	2.048374	23,768,376	0.797283	61,996,972	1.278958
Nacionality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	70,561,156	3.780826	19,449,514	0.652412	90,010,670	1.856863
Nacionality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	38,352,101	2.054992	24,048,062	0.806665	62,400,163	1.287276
Nacionality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,249	0.000067	255,763	0.008579	257,012	0.005302
Nacionality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,249	0.000067	115,280	0.003867	116,529	0.002404
Nacionality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	1,249	0.000067	436,964	0.014657	438,213	0.009040
Nacionality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	62,456,415	3.346556	17,342,617	0.581739	79,799,033	1.646203
Nacionality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,249	0.000067	1,249	0.000042	2,498	0.000052
Nacionality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal	1,249	0.000067	5,074	0.000170	6,323	0.000130
Nacionality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	62,213,927	3.333562	19,559,218	0.656092	81,773,145	1.686928
Nacionality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	61,902,063	3.316852	15,699,846	0.526634	77,601,909	1.600878
Nacionality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 348.338.808-73
Alfredo Egydio Setubal	61,929,513	3.318323	16,787,320	0.563112	78,716,833	1.623878
Nacionality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,249	0.000067	-	-	1,249	0.000026
Nacionality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	61,903,317	3.316919	17,292,673	0.580063	79,195,990	1.633763
Nacionality: Brazilian
CPF 033.033.518-99
Patricia Ribeiro do Valle Setubal	1,249	0.000067	25,080	0.000841	26,329	0.000543
Nacionality: Brazilian
CPF 230.936.328-62
Other	258,414,027	13.846405	2,439,021,687	81.814241	2.697.435.714	55.646373

Total	1,866,289,554	100.000000	2,981,170,193	100.000000	4,847,459,747	100.000000

268

Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.000001	6	0.000001
Nacionality: Brazilian
CNPJ 61.074.456/0001-90
Maria de Lourdes Egydio Villela	131,200,709	13.311845	131,200,709	13.311845
Nacionality: Brazilian
CPF 007.446.978-91
Alfredo Egydio Arruda Villela Filho	200,925,776	20.386267	200,925,776	20.386267
Nacionality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	200,925,776	20.386267	200,925,776	20.386267
Nacionality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	35,662,359	3.618363	35,662,359	3.618363
Nacionality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	35,662,360	3.618363	35,662,360	3.618363
Nacionality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	64,146,506	6.508413	64,146,506	6.508413
Nacionality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	34,865,547	3.537517	34,865,547	3.537517
Nacionality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	56,778,560	5.760848	56,778,560	5.760848
Nacionality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	56,558,116	5.738481	56,558,116	5.738481
Nacionality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	56,274,603	5.709716	56,274,603	5.709716
Nacionality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 348.338.808-73
Alfredo Egydio Setubal	56,299,558	5.712248	56,299,558	5.712248
Nacionality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	56,275,743	5.709831	56,275,743	5.709831
Nacionality: Brazilian
CPF 033.033.518-99
Patricia Ribeiro do Valle Setubal	1,136	0.000115	1,136	0.000115
Nacionality: Brazilian
CPF 230.936.328-62
Total	985,593,795	100.000000	985,593,795	100.000000

269

O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nacionality: Brazilian
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nacionality: Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nacionality: Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nacionality: Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nacionality: Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nacionality: Brazilian
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nacionality: Brazilian
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	758,182,402	99.999934	758,182,402	99.999934
Nacionality: Brazilian
CPF 007.446.978-91
Ricardo Villela Marino	250	0.000033	250	0.000033
Nacionality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	250	0.000033	250	0.000033
Nacionality: Brazilian
CPF 271.943.018-81
Total	758,182,902	100.000000	758,182,902	100.000000

270

15.3 – Distribution of Capital

Date of last shareholders’ meeting/ Date of last change	11/01/2011
Number of individual shareholders	87,003
Number of corporate shareholders	10,466
Number of institutional investors	2,135

Outstanding shares

Outstanding shares, corresponding to all Issuer’s shares except for those held by the parent company, the people related to it, management members of the Issuer and for the treasury shares.

Number of common shares (units)	215,177,300	9.4%
Number of preferred shares (units)	2,204,874,269	96.6%
Total	2,420,051,569	52.9%

15.4. Should the Issuer wish, please insert a flowchart of the Issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2

None.

15.5. With respect to any shareholders’ agreement filed at the Issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa and E. Johnston (owned by the Moreira Salles family) have a shareholders’ agreement to govern the relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

c) term of effectiveness

The Shareholders’ agreement is in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless any shareholder requests otherwise, in writing, one year prior to the end of each effectiveness period, according to the procedures set forth in the shareholders’ agreement.

d) description of the clauses related to the exercise of the voting rights and control

e) description of the clauses related to the appointment of management members

The IUPAR’s Board of Directors is composed of four members, two appointed by Itaúsa and two by E. Johnston, and the Executive Board is composed of four members, two appointed by Itaúsa and two by E. Johnston. The Board of Directors of Itaú Unibanco Holding consists of a maximum 14 members, six of whom are appointed by Itaúsa and E. Johnston and vote together.

271

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The shares issued by IUPAR cannot be transferred by the shareholder to third parties until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR, the other party may opt to (i) exercise the preemptive right and purchase the shares, or (ii) exercise the tag-along right pursuant to the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, at its own free will, transfer the shares issued by Itaú Unibanco Holding that it directly owns. Finally, if Itaúsa – Investimentos Itaú S.A. and the Moreira Salles family decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa – Investimentos Itaú S.A. may exercise its tag-along rights in order to include all or a portion of the shares issued by Itaú Unibanco Holding that it directly owns. The Board members appointed by Itaúsa and E. Johnston voted together.

15.6 – Indicate relevant changes in the ownership interests of the Issuer’s control group and management members.

None.

15.7. Supply other information that the Issuer may deem relevant

None.

272

ITEM 16 - TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the Issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter

The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3.750, of June 30, 2009. These transactions are carried out at amounts, terms and average rates that are usual in the market, in effect on the respective dates, and on an arm’s length condition.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are the following:

•	Itaúsa, the main parent company of Itaú Unibanco Holding, its controlling companies and its non-financial subsidiaries, particularly Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, o FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest;

•	The investment in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, S.A..

Additionally, there are operations with jointly-controlled entities, noteworthy among which are Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

16.2. Describe, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the Issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

a) The names of related parties

•	Itaú Unibanco S.A. - Subsidiary

•	Itaú Corretora de Valores S.A. - Subsidiary

•	Duratex S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Itaú Gestão de Ativos S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Elekeiroz S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

273

•	Itautec S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	UBB Prev Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	Fundação Banorte – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	Fundação Itaubanco – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	Instituto Itaú Cultural – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest;

•	Fundação Itaú Social – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest;

•	Instituto Unibanco de Cinema – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest;

•	Associação Clube “A” – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest.

b) Relationship with the issuer

See items a) and e).

c) Transaction date

See item e).

d) Subject matter of the agreement

•	Interbank Investments;

•	Securities;

•	Interbank Deposits;

•	Repurchase Agreements;

•	Donations for investments in social projects according to the Law No. 8,313/91, Art.26;

•	Rentals from the common use of the structure;

•	Data processing: specialized technical and equipment maintenance services;

•	Agreement for Apportionment of Common Costs due to the use of the common structure.

e) Amount involved in the transaction

Parent Company						R$ million
Name of the related party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Itaú Unibanco S.A.	Subsidiary	3/8/2010	Interbank Investments	26,289.38	26,289.38	2,310.80	12/12/2012	Not applicable	Not applicable	Not applicable	Investment
Itaú Unibanco S.A.	Subsidiary	1/1/2011	Amounts Payable to Related Parties	3.56	3.56	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Itaú Corretora de Valores S.A.	Subsidiary	1/1/2011	Amounts Payable to Related Parties	0.38	0.38	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Itaú Unibanco S.A.	Subsidiary	08/25/2008	Deposits	(4,832.44)	(4,832.44)	(445.94)	12/12/2012	Not applicable	Not applicable	Not applicable	Funding
Itaú Corretora de Valores S.A.	Subsidiary	1/1/2011	Expenses with Provision of Services	-	-	(4.78)	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Itaúsa Investimentos S.A.	Parent Company	1/1/2011	Expenses with Rentals	-	-	(0.02)	12/31/2011	Not applicable	Not applicable	Not applicable	Rental
Itaú Seguros S.A.	Subsidiary	1/1/2011	Expenses with Rentals	-	-	(0.16)	12/31/2011	Not applicable	Not applicable	Not applicable	Rental

274

Consolidated							R$ million
Name of the related party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Joint-Control	02/26/2010	Interbank Investments	618.85	618.85	56.48	1/4/2013	Not applicable	Not applicable	Not applicable	Investment
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control	04/23/2010	Interbank Investments	235.97	235.97	31.10	1/10/2012	Not applicable	Not applicable	Not applicable	Investment
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Joint-Control	1/10/2010	Interbank Investments	981.48	981.48	102.26	2/7/2012	Not applicable	Not applicable	Not applicable	Investment
Duratex S.A.	Non-Financial Subsidiary of ITAÚSA	11/21/2011	Deposits	(1.60)	(1.60)	-	03/28/2012	Not applicable	Not applicable	Not applicable	Funding
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Joint-Control	11/29/2011	Deposits	(56.80)	(56.80)	-	1/2/2012	Not applicable	Not applicable	Not applicable	Funding
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control	11/29/2011	Deposits	(18.06)	(18.06)	-	1/2/2012	Not applicable	Not applicable	Not applicable	Funding
Banco Investcred Unibanco S.A.	Subsidiary	11/5/2011	Deposits	(0.02)	(0.02)	-	11/1/2012	Not applicable	Not applicable	Not applicable	Funding
FIC Promotora de Vendas Ltda.	Joint-Control	09/27/2011	Repurchase Agreement	(6.08)	(6.08)	(0.78)	01/6/2021	Not applicable	Not applicable	Not applicable	Funding
Facilita Promotora S.A.	Joint-Control	03/25/2011	Repurchase Agreement	(7.37)	(7.37)	(0.72)	1/6/2021	Not applicable	Not applicable	Not applicable	Funding
Olímpia Promoção e Serviços S.A.	Subsidiary	10/27/2008	Repurchase Agreement	(2.32)	(2.32)	(0.45)	1/10/2024	Not applicable	Not applicable	Not applicable	Funding
Banco Investcred Unibanco S.A.	Joint-Control	12/30/2011	Repurchase Agreement	(14.27)	(14.27)	(1.42)	2/1/2012	Not applicable	Not applicable	Not applicable	Funding
Maxfacil Participações S.A.	Subsidiary	07/19/2010	Repurchase Agreement	(63.75)	(63.75)	(6.66)	10/1/2020	Not applicable	Not applicable	Not applicable	Funding
Other	Subsidiaries	12/30/2011	Repurchase Agreement	(6.70)	(6.70)	(3.56)	1/1/2017	Not applicable	Not applicable	Not applicable	Funding
Itaúsa Investimentos S.A.	Parent Company	1/1/2011	Amounts Receivable from Related Parties	0.08	0.08	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Porto Seguro S.A.	Affiliated Company	1/1/2011	Amounts Receivable from Related Parties	10.92	10.92	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control	1/1/2011	Amounts Payable to Related Parties	(1.10)	(1.10)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Olímpia Promoção e Serviços S.A.	Subsidiary	1/1/2011	Amounts Payable to Related Parties	(0.02)	(0.02)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Joint-Control	1/1/2011	Amounts Payable to Related Parties	(0.52)	(0.52)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2011	Amounts Receivable from Related Parties	1.25	1.25	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2011	Amounts Receivable from Related Parties	0.28	0.28	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Caixa de Prev. Dos Func. Do Banco Beg - PREBEG	Closed Private Pension Entity	1/1/2011	Amounts Payable to Related Parties	(8.69)	(8.69)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Bemgeprev	Closed Private Pension Entity	1/1/2011	Amounts Payable to Related Parties	(3.19)	(3.19)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
UBB Prev Previdência Complementar	Closed Private Pension Entity	1/1/2011	Amounts Payable to Related Parties	(18.71)	(18.71)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	Closed Private Pension Entity	1/1/2011	Amounts Payable to Related Parties	(76.11)	(76.11)	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2011	Service Revenue	-	-	21.16	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2011	Service Revenue	-	-	4.86	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
UBB Prev Previdência Complementar	Closed Private Pension Entity	1/1/2011	Service Revenue	-	-	1.36	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Itaúsa Investimentos S.A.	Parent Company	1/1/2011	Service Revenue	-	-	1.14	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Joint-Control	1/1/2011	Expenses with Provision of Services	-	-	(20.13)	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control	1/1/2011	Expenses with Provision of Services	-	-	(2.29)	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Porto Seguro S.A.	Affiliated Company	1/1/2011	Expenses with Provision of Services	-	-	(25.89)	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2008	Rental Expenses	-	-	(26.54)	12/31/2012	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2008	Rental Expenses	-	-	(9.57)	12/31/2012	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
Instituto Itaú Cultural	Non-Profit Entity	1/1/2011	Expenses with Donations	-	-	(56.40)	12/31/2011	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Fundação Itaú Social	Non-Profit Entity	1/1/2011	Expenses with Donations	-	-	(0.28)	12/31/2011	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Associação Clube "A"	Non-Profit Entity	1/1/2011	Expenses with Donations	-	-	(0.43)	12/31/2011	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Itautec S.A.	Non-Financial Subsidiary of ITAÚSA	1/1/2011	Data Processing Expenses	-	-	(314.65)	12/31/2011	Not applicable	Not applicable	Not applicable	Specialized Technical Assistance and Maintenance of Equipment
Itaúsa Investimentos S.A.	Parent Company	06/30/2011	Non-Operating Income – Sale of Real Estate Properties	-	-	48.09	Not applicable	Not applicable	Not applicable	Sale of Real Estate Properties
Itaú Unibanco S.A. and Itaú BBA S.A.	Subsidiaries	1/1/2011	Agreement for the Apportionment of Common Costs	-	-	(7.98)	12/31/2011	Not applicable	Not applicable	Not applicable	Use of Common Structure

f) Existing balance

See item e).

g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

None.

h) Related guarantees and insurance

None.

i) Due date

See item e)

j) Termination or extinction conditions

None.

k) When the relationship is a loan or other type of debt, please also state:

I - Nature and reasons for the transaction

II - Interest rate charged

None.

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16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: (a) identify the measures taken to address conflicts of interest; and (b) show the strictly commutative nature of the agreed upon conditions or the proper compensatory payment

The consolidated transactions presented in item 16.2, base date December 31, 2011, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore they do not give rise to any benefit or loss for the parties, particularly:

•	Demand deposits – there is no remuneration

•	Interbank Deposits – rates and terms agreed upon are similar to transactions in the market

•	Securities – rates and terms agreed upon are similar to practices in the market

•	Repurchase agreements – the rates used are similar to those used in transactions with third parties

•	Data processing expenses (Itautec) – these refer to expenses with specialized technical assistance and maintenance of equipment, and the prices applied are similar to market prices

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented

•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of General Index of Market Prices – Getúlio Vargas Foundation (“IGPM/FGV”)

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment.

•	Non-operating income – sale of a real estate property to ITAÚSA;

•	Revenue / Expenses from the Provision of Services – services of custody, brokerage and portfolio management;

•	Agreement for the Apportionment of Common Costs – use of the conglomerate’s common structure.

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ITEM 17 - CAPITAL

17.1. Prepare a table containing the following information on capital:

	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid-up	Date of last authorization
In Reais	45,000,000,000.00	45,000,000,000.00	45,000,000,000.00	-	04/25/2011
In Shares	4,570,936,100	4,570,936,100	4,570,936,100	-	-
Common shares	2,289,286,400	2,289,286,400	2,289,286,400	-	-
Preferred shares	2,281,649,700	2,281,649,700	2,281,649,700	-	-

17.2 – Capital Increase

See item 17.5.

17.3 Information on splits, reverse splits and bonus shares:

Date of approval	Number of shares before approval (Unit)			Number of shares after approval (Unit)
	Number of common shares	Number of preferred shares	Total shares	Number of common shares	Number of preferred shares	Total shares

Bonuses 04/24/2009	2,081,169,523	2,074,227,040	4,155,396,563	2,289,286,475	2,281,649,744	4,570,936,219
Reverse splits 04/25/2011	2,289,286,400	2,281,649,700	4,570,936,100	22,892,864	22,816,497	45,709,361
Splits 04/25/2011	22,892,864	22,816,497	45,709,361	2,289,286,400	2,281,649,700	4,570,936,100

17.4 – Information on capital reduction

Justification for not filling in the table:

No capital reduction.

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17.5 Other relevant information

I – Supplementary information regarding the changes in the Company’s capital in the last three years

Item 17.2 – Capital increase

Date of resolution	Body that resolved on the increase	Date of Issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criteria	Public or private subscription	% regarding last capital
04/24/2009	Annual Shareholders’ Meeting	08/28/2009	R$16,000,000,000.00	EO 208,116,952 EP 207,422,704	38.504147	Reserve capitalization and bonus shares	N/A	N/A	55.17

II – Cancellation of shares in treasury

The Ordinary and Extraordinary General Meeting held on April 25, 2011, resolved to cancel 75 common shares and 44 preferred shares issued by the company and held in treasury, without the reduction of capital, which is represented by 4,570,936,100 book-entry shares, being 2,289,286,400 common shares and 2,281,649,700 preferred shares without par value.

III – Reverse Split and Concurrent Split of Shares

On April 25, 2011, our shareholders approved the reverse split of common and preferred shares of the Issuer at the proportion of 100 shares to one share of the same type, in order to adjust our shareholding basis to reduce administrative costs and to increase the efficiency of our book-entry system. Our shareholders also approved the concurrent split of one share into 100 shares, aiming at maintaining the market price of these shares at a proper level to ensure their liquidity. This transaction is subject to the approval of the Central Bank of Brazil. This transaction was approved by the Central Bank of Brazil and was concluded on November 21, 2011.

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ITEM 18 – SECURITIES

18.1. Rights of shares:

Type of shares or CDA (share deposit certificate)	Common
Tag-Along	80%

Right to dividends	Shareholders are entitled to receive as a mandatory dividend, each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Brazilian Corporate Law, as amended, and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.
After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	Full

Convertibility	No

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

Pursuant to Articles 45 and 137 of Brazilian Corporate Law, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None

Type of shares or CDA (share deposit certificate)	Preferred

Tag-Along	80%

Right to dividends	Shareholders are entitled to receive as a mandatory dividend, in each year, the minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	None (except pursuant to Article 111, paragraph 1 of Brazilian Corporate Law, as amended)

Convertibility	No

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

Pursuant to Articles 45 and 137 of Brazilian Corporate Law, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering

None.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws

None.

279

18.4 Trading volume, and the highest and lowest prices of securities traded

2011
									Minimum
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		(Reais)		Quoting Factor
3/31/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	15,431,725,536	R$	40.65	R$	34.17	R$ per unit
6/30/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	14,403,746,267	R$	39.47	R$	34.00	R$ per unit
9/30/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	20,802,937,277	R$	36.89	R$	25.15	R$ per unit
12/31/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	16,565,346,971	R$	34.97	R$	27.51	R$ per unit
3/31/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	631,355,713	R$	32.14	R$	27.76	R$ per unit
6/30/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	522,977,811	R$	32.63	R$	28.90	R$ per unit
9/30/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	413,841,261	R$	31.04	R$	21.51	R$ per unit
12/31/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	301,182,834	R$	29.41	R$	24.20	R$ per unit

2010
									Minimum
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		(Reais)		Quoting Factor
3/31/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	10,505,825,789	R$	40.49	R$	33.81	R$ per unit
6/30/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	12,396,191,279	R$	40.27	R$	31.03	R$ per unit
9/30/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	13,145,177,734	R$	40.47	R$	32.51	R$ per unit
12/31/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	13,637,104,836	R$	43.72	R$	37.66	R$ per unit
3/31/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	193,913,871	R$	31.10	R$	27.10	R$ per unit
6/30/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	245,351,269	R$	31.10	R$	24.66	R$ per unit
9/30/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	480,504,019	R$	30.85	R$	25.71	R$ per unit
12/31/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	412,210,646	R$	33.20	R$	29.48	R$ per unit

2009
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		Minimum (Reais)		Quoting Factor
3/31/09	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	8,048,324,495	R$	27.53	R$	18.47	R$ per unit
6/30/09	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	12,063,620,489	R$	30.36	R$	22.93	R$ per unit
9/30/09	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	11,177,632,547	R$	36.21	R$	26.73	R$ per unit
12/31/09	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	12,091,061,554	R$	40.63	R$	33.00	R$ per unit
3/31/09	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	105,533,267	R$	21.73	R$	16.00	R$ per unit
6/30/09	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	62,496,405	R$	24.19	R$	19.55	R$ per unit
9/30/09	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	129,120,207	R$	29.30	R$	21.73	R$ per unit
12/31/09	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	178,459,967	R$	31.45	R$	26.50	R$ per unit

18.5. Describe securities issued other than shares, indicating:

The other securities issued by Itaú Unibanco Holding S.A. are described in Section 18.10.

18.6 Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

Reiterating our historical commitments to transparency, corporate governance and the strengthening of capital markets, ITAÚ UNIBANCO is among the first companies to have spontaneously adhered to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR – Argentinean Deposit Certificates)	Medium-Term Note Programme - Serie Notes N.º 1
a. country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001.	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	62% (1)	0.00%	N/A
h. if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	40% (2)	0.001%(2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total trading volume of ADSs in relation to the total volume of preferred shares traded in 2011.

(2) Balance of ADSs or CEDEAR in relation to the preferred shares of capital stock outstanding at December 31, 2011.

18.8. Describe the public offerings for distribution carried out by the Issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

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18.9. Describe the public offerings for acquisition carried out by the Issuer related to shares issued by  third parties

Public Tender Offer (OPA) of Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the minority shareholders of Redecard S.A. (“Redecard”) by means of a public tender offering (the “Tender Offering”) in order to cancel Redecard’s registry as a publicly-held company with the CVM. The Tender Offering is aimed at the acquisition of the common shares issued by Redecard corresponding to approximately 50% of its total capital.   The maximum purchase price is thirty-five Brazilian reais (R$35.00) per share, payable in reais, totaling around R$11.8 billion.  On April 12, 2012, the appraisal report prepared by N.M. Rothschild & Sons (Brazil) Ltda., the institution selected by the minority shareholders of Redecard to prepare the Company’s fair price appraisal report (“Report”) was disclosed, stating that the fair price for the shares is from R$ 34.18 to R$ 37.59. On May 18, 2012, the shareholders who hold Redecard shares in free float resolved to request a new appraisal of Redecard shares under the tender offering, which will be carried out by Banco de Investimentos Credit Suisse (Brazil) S.A. and is expected to be completed by June 18, 2012.

The completion of the Tender Offering is subject to the (i) acceptance of or (ii) express agreement with the delisting of more than 2/3 of the shares in free float, that is, the Company’s shares that are in free float held by shareholders that expressly agree with the Company’s delisting or qualify for the Tender Offering auction (“Auction”). Should this minimum acceptance not be achieved in the Auction, the Tender Offering will not be completed and, in this case, Redecard will continue to be registered with CVM as a publicly-held company and subject to the differentiated corporate governance practices required by the Novo Mercado (New Market) Regulation of the São Paulo Stock Exchange BM&FBOVESPA S.A. (“BM&FBOVESPA”). Itaú Unibanco Holding clarified that, in this case, it may propose the review of the main contracts it has with the Company so as to properly reflect the changes that occurred in the acquisition area, such as the non-exclusiveness of registration with brands, thus making them compatible with the current market practices. It may also consider other strategic alternatives, including the partial or total disposal of its stake in Redecard.

The Tender Offering is subject to the approval of regulatory authorities.

18.10 Other relevant information

18.5 Describe securities issued other than shares, indicating:

Note Programme of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A. (acting through its head office in Brazil or by means of its branch in the Cayman Islands) was launched. Below is a description of: (i) the first issue of Subordinated Notes; (ii) the second issue of Subordinated Notes; (iii) the third issue of Unsecured Notes; (iv) the reopening of second issue of Subordinated Notes; (v) the fourth issue of Subordinated Notes; (vi) the reopening of fourth issue of Subordinated Notes; and (vii) the fifth issue of Subordinated Notes, all issued within the scope of the Programme.

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 100,000.00 and integer multiples from US$ 1,000.00 on.

c. Amount: US$ 1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of the Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of Notes, or of any other right related to them, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

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Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authorities, establishing that the Subordinated Notes are not classified as belonging to Tier II of Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and this occurrence survives time, the trustee of the holders of the Notes, if so instructed by the holders of at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within sixty (60) days from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months.

Guarantees:

None. In the event of the Issuer’s winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

282

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as the trustee of the holders of the Notes, pursuant to the Trust Deed dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the trustee and limitations on its duties and powers. The trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by these securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that does not substantially affect the rights of the holders of the Notes. The changes shall be announced to the holders of Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, at any level, of the interest rates of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, or the subordination of said Notes.

j. Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except the obligations to shareholders). The Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions set forth in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, in the model agreed upon by the Issuer and the trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by the syndicate of dealers of the operation, under the Dealer Agreement, dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers may be changed at any time by the Issuer.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was April 15, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item “E – “Restriction on Outstanding Securities”.

There has been and there will be no effort for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any similar body in any other country. The Notes shall be issued, placed, distributed, offered or traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for setting any doubts arising from the Programme and the Notes issued in its scope.

283

Subject to the authorization of the Central Bank of Brazil, and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased shall neither entitle the Issuer to attend the annual meetings of the holders of Notes nor to be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such values may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Second Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 100,000.00 and integer multiples of US$ 1,000.00 on.

c. Amount: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and “Securities Act”) and Regulation S of Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

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If any of the following events occur (each one, an “Event of Default”) and this occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within 60 days counted from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 5.75% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months on January 22, and July 22, beginning on January 22, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

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The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item “E – “Restriction on Outstanding Securities”.

There has been and there will be no effort for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by English law and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Third Issue

a. Identification of the Security: Medium-Term Senior Notes

b. Quantity: 1 Global Note in the Principal Value of the item (c) below which can be split into minimum denominations of US$ 100,000.00 and whole multiples of US$ 1,000.00 thereafter.

c. Value: BRL500,000,000.00

d. Issue date: November 23, 2010

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of the Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

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The secondary trading of the Notes or of any right thereof, shall depend on the delivery by the seller of a declaration to the transfer agent to the effect that the legislation applicable to the Notes has been complied with.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as shown below.

Cases for Redemption:

Early redemption of Notes for fiscal reasons: At the discretion of the Issuer, the Notes shall be redeemed always in their entirety and at any time conditional on prior notification to the holders of the Notes and in accordance with certain conditions of a tax-nature.

The Notes may not be redeemed early at the discretion of the holders.

In the event above, the Notes shall be cancelled.

Formula for Calculating the Redemption Value:

Early redemption of Notes for fiscal reasons: 100% of the denominated value of US$1,000.00, calculated using for conversion of the value denominated in Reais to US dollars the BRL/US$ conversion rate as calculated by the Central Bank of Brazil and announced through the SISBACEN system, PTAX800 transaction, option 5 (“PTAX”).

h. When the securities represent debt, show when applicable:

Maturity date including conditions for early redemption

The maturity date of the Notes is November 23, 2015.

If any of the following events take place (each one of them an “Event of Default”) and such an event persists, the Trustee for the holders of the Notes, if so instructed by at least one third of the holders, calculated at the nominal amount of the Notes, or again if so instructed by an extraordinary resolution of the holders of the Notes, must notify the Issuer as to the early maturity of the Notes, the payment of which shall become immediately due, pursuant to the conditions for calculating the early redemption amount.

Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest were due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days; (b) fail to comply with one or more of its other material obligations as defined for the respective series or pursuant to the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee; (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days; (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes); (ii) suspend payment or be unable to honor payments of its debts; (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts; or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within 60 days as from being proposed.

In the case of any of the events (a), (b) and (c) above, an event of delinquency shall only occur should the aggregate amount of the Debt in question – in relation to which any of the events cited in the above items has occurred - be equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity pursuant to the most recent fiscal quarter.

Note Holders representing two-thirds of the total Nominal Amount affected by the above events may revoke early maturity following notification of this early maturity.

Interest:

The Notes carry an annual fixed-rate of 10.50%.

Payments of principal and interest shall be made by The Bank of New York Mellon.

Interest shall be applicable on the nominal amount of each Note from the issue date of the Notes and shall be due semi-annually on May 23 and November 23, with the first payment to be made on May 23, 2011.

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Guarantees: None.

Type: Unsecured.

Possible restrictions imposed on the issuer with respect to:

•	distribution of dividends: None.
•	disposal of certain assets: None.
•	contracting of new debts: None.
•	issue of new securities: None.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee for the Note holders pursuant to the Trust Deed dated March 29, 2010 signed between the Issuer and The Bank of New York Mellon, as amended from time to time. The contract provides for the indemnification of the trustee and limitations on its duties and powers. The trustee and its affiliates may conclude operations with the Issuer and with its affiliates on a profit-free basis.

i. Conditions for changing the rights assured by such securities:

Some modifications may be made to the terms and conditions of the Notes without the consent of their holders such as: (i) corrections of minor importance; (ii) those which are merely a question of form or of a technical nature; (iii) those made to correct a flagrant error; (iv) those that are made to correct some ambiguity or inconsistency; (v) those which add to the Issuer’s obligations to the benefit of the Note holders, or remove any prerogative or power granted to the Issuer; (vi) those which incorporate additional guarantees to the Notes; (vii) those that are made in line with a permitted corporate reorganization; (viii) the implementation any other modification which does not materially affect the rights of the Note holders. The modifications shall be communicated to the Note holders by the trustee as soon as possible.

j. Other relevant characteristics:

At any time the Notes shall be ranked, on equal footing without any preference and shall, at any time and, with the exclusion of certain exceptions eventually provided in the legislation, enjoy the same preferential payment rights as all the Issuer’s current and future unsecured obligations.

The Notes are constituted through the intermediary of a Trust Deed, dated March 29, 2010 and signed between the Issuer and The Bank of New York Mellon, as Trustee for the Note holders, as amended from time to time. Each Note issue shall be complemented through the issue of the Final Terms in accordance with the model agreed between Issuer and Trustee.

The Notes are issued in an exclusively book-entry form.

The Notes have been offered through a syndicate of Dealers pursuant to the Dealer Agreement, dated March 29, 2010, as amended from time to time.

The Dealers for this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and Morgan Stanley & Co. Incorporated.

Authorization has been obtained from the Luxemburg Stock Exchange so that the notes issued within the scope of the Program are admitted for trading in the Euro MTF market, managed by this stock exchange, for a period of 12 months from March 29, 2010. A request for listing the Notes in the official trading list of the Euro MTF market of the Luxembourg Stock Exchange shall be filed.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and will not be any effort made for the public distribution of Notes and for this reason no registration of a public offering of securities was made with the Brazilian Securities and Exchange Commission or in any other similar body in another country. The Notes shall not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents pertaining to the Program shall be governed by English laws and the courts of England are competent to settle doubts or disputes arising from the Program and the Notes issued within its scope.

288

Reopening of the Second Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 100,000.00 and integer multiples of US$ 1,000.00 on.

c. Amount: US$250,000,000.00, being the second issue total amount, jointly with the first series, US$1,250,000,000.00. See item “J” - Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and “the Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and event persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days counted from their submission.

289

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 5.75% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest shall accrue on the nominal value of each Note, since the days of the issuance of the Notes and shall be payable semi-annually on January 22 and July 22, beginning on January 22, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations towards the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.

290

The Subordinated Notes described herein were issued and distributed by reopening the second issue of notes and are the second series of the second issue of notes under the Trust Deed. The notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN code and will be fungible with each other as from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first day of listing of the Notes of the second series of the second issue was on January 31, 2011. The first day of listing of the notes of the first series of the second issue was on September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will be no effort for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in said meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Fourth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 200,000.00 and integer multiples of US$ 1,000.00 on.

c. Amount: US$500,000,000.00

d. Issue Date: June 21, 2011.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

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g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and this event persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within 60 days counted from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, on which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall accrue on the nominal value of each Note, from the issue date of the Notes and shall be payable semi-annually on June 21 and December 21, beginning on December 21, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

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Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations towards the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was on June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item “E – “Restriction on Outstanding Securities”.

There has not been and there will be no effort for public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

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The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Reopening of the Fourth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of Item (c) below, that may be split in to the minimum denomination of US$ 200,000.00 and integer multiples of US$ 1,000.00 on.

c. Amount: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. See item “J” - Other relevant characteristics.

d. Issue Date: January 24, 2012

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

294

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall accrue on the nominal value of each Note, since the days of the issuance of the Notes and shall be payable semi-annually on June 21 and December 21, beginning on June 21, 2012.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors be satisfied.

Type: Subordinated. See Item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be informed to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.

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j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations towards the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of notes and are the second series of the fourth issue of notes under the Trust Deed. The notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN code and will be fungible with each other from March 4, 2012 on.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of a distribution extended sale option in the Asian market, as expected constant of Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc.; J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was on January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was on June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

There has not been and there will be no effort for public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in said meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

296

Fifth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on.

c. Amount: US$ 1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Restrictions on trading:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S and that they understand that the Notes have not been registered under the terms of the Securrities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days from their submission.

The Issuer, however, shall only be required to pay the amounts due if it is declared bankrupted, had been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes and the interest rate of which is 5.65% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

297

Interest shall accrue on the nominal value of each Note, from the day of the issuance of the Notes and shall be payable semiannually on March 19 and September 19, beginning September 19, 2012.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors are satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as a Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444 of February 28, 2007, issued by the CMN (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of the said Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally at any time, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

298

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC e Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Trading”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

299

ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1. With respect to the share repurchase plan, supply the following information:

Date of resolution	Repurchase period	Reserves and profits available (R$)	Share type	Class	Number of shares provided for (units)	% in relation to outstanding shares	Number of shares acquired/ approved (units)	Average purchase price	Quoting factor	% of shares acquired
Other characteristics
10/31/2011	11/04/2011	5,252,709,239.21	Common		9,000,000	4.182477	0	0	R$ per unit	0
	to 11//05/2012		Preferred		56,700,000	2.570701	0	0	R$ per unit	0
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

11/01/2010	11/05/2010	7,267,668,865.72	Common		9,000,000	3.230000	0	0	R$ per unit	0
	to 11/04/2011		Preferred		56,700,000	2.530000	40,970,900	31.79	R$ per unit	31.794257
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

10/30/2009	11/04/2009	5,242,708,239.11	Common		9,000,000	3.230000	0	0	R$ per unit	0
	to 11/03/2010		Preferred		56,700,000	2.560000	185,460	37.52	R$ per unit	0.327090
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

300

19.2. Changes in securities held in treasury

12/31/2011

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisition	-
Disposal	(27)	R$	(260.46)
Cancellation	(75)	R$	(723.49)
Final balance	2,100	R$	20,257.27	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	26,566,015	R$	628,555,583.25	R$	23.66
Acquisition	40,970,900	R$	1,302,639,320.17	R$	31.79
Disposal	(10,242,900)	R$	(267,651,958.65)
Cancellation	(44)	R$	(1,277.55)
Final balance	57,293,971	R$	1,663,541,667.22	R$	29.04

12/31/2010

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisition
Disposal
Cancellation
Final balance	2,202	R$	21,241.22	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	43,588,307	R$	1,031,305,392.25	R$	23.66
Acquisition
Disposal	(17,022,292)	R$	(402,749,809.00)
Cancellation
Final balance	26,566,015	R$	628,555,583.25	R$	23.66

12/31/2009

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	-		-		-
Acquisition	2,202	R$	21,241.22	R$	9.65
Disposal
Cancellation
Final balance	2,202	R$	21,241.22	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	58,763,000	R$	1,525,694,623.61	R$	25.96
Acquisition	4,691,455	R$	6,958,459.20
Disposal	(19,866,148)	R$	(501,347,690.56)
Cancellation
Final balance	43,588,307	R$	1,031,305,392.25	R$	23.66

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19.3 With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

Share type and class	Number	Weighted average acquisition price (R$ Reais)		Acquisition date	% in relation to outstanding securities of the same class and type
Common shares	2,202	R$	9.65	January 2009	0.0%
Preferred shares	57,293,971	R$	31.79	From March to July 2011	2.5%

19.4 Supply other information that the Issuer may deem relevant.

None.

302

ITEM 20 - SECURITIES TRADING POLICY

20.1. Indicate whether the Issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, officers, members of the Board of Directors, the Fiscal Council or of anybody created by a statutory provision, that performs technical or advisory functions, stating:

The Issuer is bound by the rules set out by CVM Instruction No. 358/02, as amended, regarding the trading of its securities. In addition, although it has never been mandatory, since 2002 we have decided to adopt a policy in this regard, which has resulted in rules that are even stricter than those required by the governing body itself. The Issuer also relies on an internal compliance team the activities of which include the monitoring of transactions by those that adhere to our policy on our securities.

Moreover, the Issuer counts on a Disclosure and Trading Committee (originating from the unification in 2006 of our Disclosure Committee and Trading Committee, both created in 2002), the main duty of which is to manage our policies on disclosure and trading, approved on August 10, 2009.

Besides the regulation of the policy and internal structure, some of the areas of the Issuer, because they have access to client information, have policies that are even more specific and strict in order to guarantee that employees do not use insider information to obtain individual advantages (insider trading).

a) date of approval

The current securities trading policy was approved in 2002, taking into consideration that its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practices. The latest change was made on August 10, 2009.

b) insiders

Insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and anybody created by a statutory provision, that performs technical or advisory functions with technical and consulting functions; (ii) members of the statutory bodies of companies in which the Issuer is the only controlling shareholder; (iii) management members that resign from the Issuer’s management or the management of companies in which the Issuer is the only controlling shareholder, over the term of six months counted from the resignation date; (iv) any person who, in view of their job, duty or position in the Issuer or in its controlled, subsidiary or affiliated companies, is aware of material information; (v) those who have a business, professional or trust relationship with the Issuer such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system; and (vi) the spouse or partner and any other dependant included in the annual income tax return of persons impeded from trading indicated in items "i". "ii" and "iii" of this point on insiders. In addition, the persons that are equivalent to insiders are: (x) the managers of portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or in which they may influence the trading decisions; (y) any company that is directly or indirectly controlled by insiders; and (z) any person who has had access to information on an material act or fact through any insider. We count on compliance teams that, together with the officers of each area, identify persons who shall be bound by the policy in view of its area or information to which they have access, and these persons are then recorded in a specific system, which currently has approximately seven thousand people listed (among them statutorily compliant persons, their relatives and employees with access to insider information).

c) main characteristics

The trading policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of their management members and employees who are signatories of this policy, in order to: (i) assure the transparency, quality and safekeeping of the information provided to shareholders, investors, the press, government authorities and other capital markets entities; (ii) observe and apply the criteria established by the policies, so that our management members, shareholders, controlling shareholders and employees, as well as third parties who have a professional or trust relationship with the Issuer follow the ethical and legal standards of the Issuer or values to which it adheres; (iii) evaluate the guidelines and procedures of our trading policy and those that shall be followed in the disclosure of material act or fact, and maintenance of confidentiality of information, as established by our disclosure policy, as well as analyzing in advance the content of press releases; (iv) monitor and regulate the adherence of management members and other employees of our Conglomerate to our policies, and (v) examine cases of the breach of our policies, announcing possible infringements to the Board of Directors and the Ethics Committee.

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d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in the CVM No. 358/02 Instruction, cannot:

1) Trade securities issued by any company of the Itaú Unibanco Conglomerate or connected to them, from the acknowledgement date to the disclosure date of a material act or fact to the market (except if within the dividend reinvestment program).

2) Trade the securities mentioned in item 1 above during black-out periods, which can be determined by the Investor Relations Officer regardless of any justification or existence of a material act or fact not yet disclosed.).

3) Sell securities of any company of the Itaú Unibanco Conglomerate before the end of a period of 180 days from their purchase (except if within the stock option plan, stock-based compensation program, dividend reinvestment program, exercise of preemptive right to subscription related to shares previously purchased or private negotiation between insiders).

4) Trade securities issued by publicly-held companies of the Itaú Unibanco Conglomerate through intermediaries other than Itaú Corretora de Valores S.A. or Itaú USA Securities Inc.

The control over such transactions so that they do not breach the disclosure and trading policies of the Issuer shall be carried out by Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., being also monitored by the compliance teams.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, the Issuer, following a detailed national and international survey of best corporate governance practice, became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian company to voluntarily adopt operating rules for the trading of treasury shares. These rules were introduced to govern the trading of own shares undertaken by the Issuer on the stock exchanges where they are traded.

In the view of the Issuer’s management, the adoption of these rules has brought innumerable benefits, among which are the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders. All this has led to a greater transparency for this type of operation.

As good governance practice, we monthly report the movement of shares in the repurchase program. At present, we have a stock repurchase program in progress – on October 30, 2009, the Board of Directors authorized the purchase of up to 9,000,000 common shares and 56,700,000 preferred shares, without the reduction of capital stock value, to be held in treasury, cancelled or replaced in the market. As a result of the launch of the above-mentioned repurchase program, on November 1, 2011, the Board of Directors disclosed a material fact by which the Board of Officers is empowered to establish the opportunity for the purchase of shares within these limits, so that these purchases are carried out at stock exchanges in the period between November 5, 2010 and November 4, 2011, at market value, using the funds available in the Capital Reserve and Revenue Reserve.

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ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the Issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly

As mentioned in item 20.1, the Issuer has a Disclosure and Trading Committee, which manages the disclosure and trading policies.

One of the responsibilities of this committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately and promptly. For this purpose, its duty is to regulate the adherence of insiders to our disclosure policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy).

Additionally, our Investor Relations Officer, Alfredo Egydio Setubal, is a member of the Board of Directors and Executive Managing Vice-President of the Issuer, and this enables him to have full access to the key decisions of the company. Some of his duties are to: (i) disclose and report to the markets and competent authorities any material act or fact that has occurred related to the Issuer’s business; (ii) ensure the wide and immediate dissemination of the material act or fact; (iii) disclose the material act or fact simultaneously in all markets in which the securities of the Issuer are admitted for trading; (iv) provide additional clarification on the disclosure of a material act or fact to the competent authorities, upon their request; and (v) make enquiries with people who have access to material acts or facts in the event contemplated in the prior sub-item or if there is na atypical movement in the quotation, price or quantity of securities traded and issued by the Issuer or connected to them, with the purpose of checking if they are aware of information that should be disclosed to the market.

In accordance with our disclosure policy, a document disclosing the material act or fact shall be prepared by the Disclosure and Trading Committee, which may request the participation of the offices involved in the transaction or business that gave rise to the material act or fact. The Disclosure and Trading Committee may also, subject to criteria of timescale and convenience, (i) approve the disclosure of preliminary information not yet audited, related to the quarterly, semi-annual or annual results of the Issuer or (ii) approve the advanced disclosure of the quarterly, semi-annual or annual results of the Issuer, duly audited.

The body in charge of the corporate matters in question shall disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to the CVM, on its website, to the SEC, NYSE, through Form 6-K, to BM&FBOVESPA and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets; and b) to the market in general, by publications in newspapers of wide circulation, regularly used by the Issuer, and in the Official Gazette of the State.

After this disclosure, the person appointed by the Investor Relations Officer may disclose to the market the material act or fact by e-mail, and make it available on the Investor Relations website.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of undisclosed material information

Insiders should maintain secrecy as regards the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of our policy, insiders are: (i) the direct or indirect controlling shareholders, Officers, members of the Board of Directors, of the Fiscal Council or of anybody created by a statutory provision, that performs technical or advisory functions; (ii) the same persons in the controlling company, subsidiaries under the effective management of the Issuer, and affiliated companies which are aware of information related to material acts or facts; (iii) the employees of the Issuer, or of its controlling company, subsidiaries under effective management of the Issuer, and affiliated companies which, in view of their job, duty or position, are aware of information related to material facts or acts; and (iv) any other person who, under any circumstance, may be aware of the material information, such as consultants, independent auditors, rating agency analysts and advisors.

In the event that an insider resigns from the Issuer, or no longer takes part in the business or project to which the relevant information is related, she/he will continue to meet the duty of secrecy until this information is disclosed to the competent authorities and to the market.

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Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market, shall immediately inform the Investor Relations Officer on this undue disclosure, so that they can take the appropriate measures.

The Issuer has mechanisms and policies to assure control over information, such as restriction to the use of external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), to the use of mobile phones in sensitive areas (such as those dealing with capital markets) and of pen drives, compact discs and other information storage devices.

The Issuer has also implemented awareness actions, aimed at making our policies even more effective (for example, lectures on the need to keep secure documents that contain confidential information in secure places, as well recommendations on the disposal of these documents). In addition, the Issuer has a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with its confidentiality level.

The Issuer and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the ABRASCA (Brazilian Association of Publicly-Held Companies) Guidebook on the Control and Disclosure of Material Information.

The Issuer will not comment on rumors about it existing in the market, except if they significantly affect the quotation of its securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

Alfredo Egydio Arruda Villela Filho – Member of the Disclosure and Trading Committee since May 2005 and member of our Board of Directors since 1995;

Alfredo Egydio Setubal – Investor Relations Officer since March 2003, responsible for communication with capital markets, always aims to increase the transparency of the financial and strategic information and its quality, relevance, timeliness, reliability and comparability, managing the relationship with the CVM, the Central Bank of Brazil and other government authorities related to capital markets issues. Mr. Alfredo Setubal is also our Vice-President, a member of our Board of Directors and member of our Disclosure and Trading Committee, of which he was the Chairman from 2005 to 2010;

Caio Ibrahim David – Executive Officer since May 2010 and member of the Disclosure and Trading Committee since 2010;

Claudia Politanski - Member of Disclosure and Trading Committee since June 2009 and Executive Officer of the Issuer since 2008;

Fernando Marsella Chacon Ruiz - Member of Disclosure and Trading Committee since June 2009;

Rogério Paulo Calderón Peres - Member of Disclosure and Trading Committee since June 2009; and

Viviane Behar de Castro - Member of Disclosure and Trading Committee since July 2009.

21.4. Supply other information that the Issuer may deem relevant

All relevant information was addressed in the above items.

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ITEM 22 - EXTRAORDINARY BUSINESS

22.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the Issuer’s business

None.

22.2. Indicate significant changes in the conduct of the Issuer’s business

None.

22.3. Identify the relevant agreements entered into by the Issuer and its subsidiaries that are not directly related to its operating activities

None.

22.4. Supply other information that the Issuer may deem relevant

None.

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Itaú Unibanco Holding S.A.

and subsidiaries

Report of Independent Auditors on

Reference Form (CVM Instruction 480)
at December 31, 2011

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Report of Independent Auditors on

Reference Form (CVM Instruction 480/09)

To the Board of Directors

Itaú Unibanco Holding S.A.

1	In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and subsidiaries as of December 31, 2011, 2010 and 2009, on which we issued unqualified audit reports dated February 06, 2012, February 21, 2011 and February 8, 2010, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

2	Our review was performed in accordance with specific standards established by the Federal Accounting Council, with respect to the accounting information included in the Reference Form of Itaú Unibanco Holding S.A., and mainly comprised: (a) inquiry of, and discussion with, management responsible for the Accounting, Financial and Operational areas of the Bank with regard to the main criteria adopted for the preparation of the Reference Form; and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

3	Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements at December 31, 2011, 2010 and 2009, taken as a whole.

São Paulo, May 31, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Maria José De Mula Cury

Contadora CRC 1SP192785/O-4

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